UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Republic Core LLC (f/k/a Republic Block LLC)

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 8, 2019

Physical Address of Issuer:

149 5th Avenue, Floor 10, New York, NY 10010

Website of Issuer:

www.republic.com/note

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

The Intermediary is not receiving any compensation for facilitating the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary is not receiving any compensation for facilitating the Offering.

Type of Security Offered:

Subscription Agreement for Class B Membership Interest - Republic Notes

Target Number of Securities to be Offered:

100

Price (or Method for Determining Price):

$0.01 per Class B Membership Interest - Republic Notes

Minimum Offering Amount:

$1.00

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$230,000

Deadline to reach the Target Offering Amount:

August 22, 2024 11:59 pm prevailing Pacific Time

NOTE: If the sum of the investment commitments of Required Consideration (as defined below) does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments of Required Consideration will be canceled and committed consideration will be returned or when context requires, destroyed.

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$15,082,818	$13,626,121
Cash & Cash Equivalents	$125,290	$952,873
Accounts Receivable	$15,000	$0
Short-term Debt	$17,649,291	$30,388,407
Long-term Debt	$0	$0
Revenues/Sales	$667,398	$1,630,846
Cost of Goods Sold*	$0	$0
Taxes Paid	$0	$0
Net Income	($3,171,361)	($720,040)

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 1, 2024

FORM C

Republic Core LLC

Republic Note

A crowdfunding investment involves risk. You should not invest funds or considerations in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ESCROW AGENT, THE ISSUER AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT OF REQUIRED CONSIDERATION MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the investment commitment of Required Consideration and issuance of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential investors of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "**Issuer**" or "**we**".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $1.00 (the "**Target Offering Amount**"), as calculated by the aggregate Required Consideration without application of any Tier Bonus (defined below), and up to a maximum amount of $230,000, as calculated by the aggregate Required Consideration without application of any Tier Bonus, (the "**Maximum Offering Amount**") of Republic Core's Class B Membership Interests, which may also be referred to as "**Republic Notes**" or the "**Notes**" or "**Securities**," as provided for in the Company's Second Amended and Restated Limited Liability Company Operating Agreement (the "**LLC Operating Agreement**") attached hereto as Exhibit C on a best-efforts basis as described in this Form C (this **"Offering**"). The Issuer must raise an amount equal to or greater than the Target Offering Amount by August 22, 2024 11:59 pm prevailing Pacific Time (the "**Offering Deadline**").

The consideration required to be given by the Investor to the Issuer in order to participate in this Offering is the election to participate in this Offering by agreeing to participate anonymously in a one-question email survey (the "**Required Consideration**") and not participating in such survey shall have no adverse effect on your investment whatsoever. However, **the number of** Republic Notes claimable will be subject to the Point values for the Investor's actions and status as set forth below, with the performance of particular actions or achieving of certain status within the specified time frames. The Investor's investment amount of $0.01 (the "**Investment Amount**") shall not be adjusted and will entitle the Investor to a minimum of one Republic Note, assuming the Investor performs none of the actions and acquires none of the status for a Tier Bonus set forth below.

The minimum and maximum individual investment amount for the investment as calculated by the Required Consideration without application of any Tier Bonus is $0.01 per Investor (which may be waived by the Issuer, in its sole and absolute discretion). Unless such investment commitments of Required Consideration meet all requirements set by this Offering, no Notes will be issued in this Offering, all investment commitments of Required Consideration will be canceled and all committed consideration will be returned, where applicable, or when context requires, destroyed.

The price of the Note was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues, or other objective established criteria of value, and should not be considered indicative of the actual value of the Note.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary** (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary.

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Point values for actions and status

Investors that have performed, during the below referenced time period, any of the following actions or have acquired any of the below status, as determined by the Issuer in its sole and exclusive discretion, shall earn and accumulate the following point values:

Points for redeeming a Republic's advisor and partner point grant (Informal Advisor)	5,000
Points for redeeming a valued partner point grant (Issuer Referral)	2,000

Points for redeeming a valued partner point grant (Influencer)	1,000
Points for redeeming a valued partner point grant (Basic Partner)	100
Points for taking a leap of faith (i.e., invested in a failed offering)	200
Points for redeeming a point grant given in celebration of the point program launch	10
Points for signing up for the point program private launch pre-April 8, 2019	100
Points for being referred by a friend	1
Points for signing up during the point program private launch	10
Points for creating a Republic account during point program's first phase	1
Points for completing "Add 2FA"	1
Points for completing "Add 2FA" during 2x bonus	2
Points for completing "Add 2FA" during 3x bonus	3
Points for completing "Add a payment option"	1
Points for completing "Add a payment option" during 2x bonus	2
Points for completing "Add a payment option" during 3x bonus	3
Points for completing "Be a startup founder"	50
Points for completing "Be a startup founder" during 2x bonus	100
Points for completing "Be one of the first 10 investors"	1
Points for completing "Be the first investor"	20
Points for completing "Complete investor profile quiz" during the 3x bonus	3
Points for completing "Complete investor profile"	1
Points for completing "Complete investor profile" during 1.5x bonus	2
Points for completing "Complete investor profile" during 2x bonus	2
Points for completing "Complete investor profile" during 3x bonus	3
Points for completing "Follow 15 startups"	1
Points for completing "Invest in 3 causes"	20
Points for completing "Make 1 helpful comment"	2
Points for completing "Make 1 helpful comment" during 2x bonus	4
Points for completing "Make 1 investment"	5
Points for completing "Make 1 investment" during 2x bonus	10
Points for completing "Make 1 investment" during 3x bonus	15
Points for completing "Make 10 helpful comments"	25
Points for completing "Make 10 investments"	100
Points for completing "Make 10 investments" during 2x bonus	200
Points for completing "Make 10 investments" during 3x bonus	300
Points for completing "Make 2 investments"	20
Points for completing "Make 2 investments" during 2x bonus	40
Points for completing "Make 2 investments" during 3x bonus	60
Points for completing "Make 20 investments"	200
Points for completing "Make 20 investments" during 3x bonus	600
Points for completing "Make 5 helpful comments"	10
Points for completing "Make 5 investments"	50
Points for completing "Make 5 investments" during 2x bonus	100
Points for completing "Make 5 investments" during 3x bonus	150

Points for completing "Pass KYC-AML"	2
Points for completing "Pass KYC-AML" during 1.5x bonus	3
Points for completing "Pass KYC-AML" during 2x bonus	4
Points for completing "Pass KYC-AML" during 3x bonus	6
Points for completing "Post 50 comments"	5
Points for completing "Post 50 comments" during 2x bonus	10
Points for completing "Post 50 comments" during 3x bonus	15
Points for completing "Set investment limit"	1
Points for completing "Set your investment limit"	3
Points for completing "Set investment limit" during 1.5x bonus	2
Points for completing "Set investment limit" during 2x bonus	2
Points for completing "Set investment limit" during 3x bonus	3
Points for completing "Visit 5 startup pages"	1
Points for completing "Visit 5 startup pages" during 1.5x bonus	2
Points for completing "Visit 5 startup pages" during 2x bonus	2
Points for completing "Visit 5 startup pages" during 3x bonus	3
Points for referring another user to Republic	10
Points for having referred users to Republic (before April 8th, 2019)	20
Points for being a founder on Republic (before April 8th, 2019)	300
Points for being a recently-active investor (before April 8th, 2019)	10
Points for being an active investor (before April 8th, 2019)	50
Points for being an early investor (2016)	50
Points for being an early investor (2017)	20
Points for being an early user	10
Points for being an engaged member of our community	100
Points for being an impact investor	50
Points for investing in 20+ startups (before April 8th, 2019)	1,000
Points for investing in 10+ startups (before April 8th, 2019)	500
Points for investing in 5+ startups (before April 8th, 2019)	200
Points for hosting a campaign on Republic	3000

- 1.5x bonus: on April 18, 2019
- 2x bonus: between April 8, 2019, and April 18, 2019
- 3x bonus: between April 4, 2019, and April 8, 2019

The general period to earn points was from April 4, 2019 to June 23, 2020, but in the case of bonus point grants users were given an extended timeline to claim them, up until April 13, 2024. Additionally, all founders of companies that completed a fundraising campaign on Republic were issued 3000 points on July 19, 2024.

Tier Bonus

Users that earned points would fall into one of these tiers based on the number of points accumulated. The ***Tier Bonus*** shall be defined as the number of Republic Notes claimable based on the relevant Tier from accumulated points.

Tier	Points earned required	Republic Notes claimable
Tier-1	1 to 49 points	50

Tier-2	50 to 199 points	200
Tier-3	200 to 499 points	500
Tier-4	500 to 999 points	1,000
Tier-5	1,000 to 2,499 points	2,500
Tier-6	2500 to 4,999 points	5,000
Tier-7	5,000+ points	10,000

For example, if John Smith had performed actions or achieved status that earned him 182 points, he would fall into Tier-2 and would be eligible to receive 200 Republic Note tokens, were he to participate in the Offering.

Another example: Mary Johnson had not performed any eligible actions or achieved status, she would be eligible to receive 1 token by participating in this Offering.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Upon the Company's acceptance of a subscriber's subscription, such subscriber will have a right to receive Republic Core's Class B Membership Interests (each, a "**Republic Note**") and become a member of the Company, as provided for in the Company's Second Amended and Restated Limited Liability Company Operating Agreement (the "**LLC Operating Agreement**") attached hereto as Exhibit C. However, to be admitted as a member of the Company under the LLC Operating Agreement, each subscriber must take custody of the Republic Notes in digital form by delivery of such Republic Note(s) to such subscriber's Republic Wallet (as defined below) and executing a joinder to the LLC Operating Agreement.

Upon notice to the subscriber from the Company of the intent to deliver Republic Notes to the Republic Wallet controlled by the subscriber, the subscriber must promptly execute a joinder to the LLC Operating Agreement (the "**Delivery Date**"). Company estimates such Delivery Date shall be prior to August 31, 2024, but may extend the Delivery Date to such time as it deems necessary, in its sole discretion, including for regulatory compliance purposes. Further, such tokens may be restricted from trading or transfer at the company's discretion. Presently, Company anticipates that subscribers receiving in excess of 1,000 Republic Notes will be subject to a 12-month, monthly vesting schedule for the sub-portion of Notes in excess of 1,000, commencing following the completion of the statutory 12-month limitation provided for under Regulation Crowdfunding prior to resale for all Republic Notes. Prior to the Delivery Date, and notwithstanding the Company's acceptance of a subscriber's subscription or execution of a joinder to the LLC Operating Agreement, such subscriber will have no economic rights in the Company or the Republic Notes. All deliveries of Republic Notes will be made to investors' respective digital noncustodial wallets on the Republic

platform using the Avalanche blockchain ("**Republic Wallets**"). Each subscriber acknowledges and agrees that Republic Notes will not be delivered to, and such subscriber may not transfer Republic Notes to or hold Republic Notes through, a digital wallet that is created, maintained or managed by a third-party service provider or a digital wallet hosting service, such as Coinbase.

Additionally, issuance of Republic Notes (including admission as a member of the Company) is contingent upon certain actions communicated in advance of each distribution event, including (i) creating a Republic account, (ii) completing identity verification, (iii) creating a Republic Wallet, (iv) reviewing and executing a Joinder Agreement to become a member of the Company, and (v) such other and further actions as the Company determines in its sole discretion.

Republic Notes may be transferred or assigned through third party service providers at the discretion of the Company, provided, however, that any such transfer must comply in all respects with the LLC Operating Agreement and any other restrictions imposed by the Company in the applicable Offering Document; and provided further, that any transfer of a Republic Note must (i) take place on the Company-approved blockchain through the Republic Wallet, unless the Company states otherwise and (ii) provide for the transferee to electronically execute a Joinder Agreement to the LLC Operating Agreement. Prior to the execution of a Joinder Agreement by the transferee, (x) any purported transfer of a Republic Note shall have no force or effect and (y) the transferee shall not be treated as a Member of the Company for any purpose and shall have no rights whatsoever under the LLC Operating Agreement. Transfers through any third party service providers are currently utilized solely when (i) Republic Notes are purchased on the INX platform in secondary transactions or (ii) for select enterprise investors who may require certain other and further custody solutions. Any non-Republic Wallet used by such investors are required to be configured to the standards established by the Company on the Avalanche blockchain. Such transferees are required to complete KYC/AML verification through the Republic platform and supply the non-Republic Wallet address either directly to the Company or to the Company's transfer agent in order for the transaction to be recorded on the Republic Note Smart Contract with applicable transfer restrictions and permissions. The Company reserves the right, in its sole discretion, to facilitate or approve any transfers of Republic Notes from the Republic Wallet to non-Republic Wallets, even if the nonRepublic Wallet meets the technical and/or compliance standards established by the Company or if the Company has previously facilitated or approved a transfer to such non-Republic Wallet or otherwise. As a result, the liquidity, usability, and transactability of the Republic Note are substantially limited and, therefore, the value of the Republic Note and the Company may be adversely impaired.

Each holder of Republic Notes will be required to secure their own private key to their Republic Wallet (or third-party digital wallet) which holds their Republic Notes. The Republic Wallet is a "hot wallet" in that it is connected to the internet and therefore can potentially facilitate the transfer of Republic Notes. A failure to secure the private key could result in the loss of the Republic Notes unless and until the Company identifies the stolen Republic Notes and burns them and re-mints them for the benefit of the holder. There is no guarantee the Company will be able to identify if Republic Notes were improperly transferred and burn and then re-mint them. This is no different than the risk of unauthorized trades of securities; while a transfer agent may be able to recover the traded securities, there is no guarantee that the transfer agent will be able to do so. If the loss occurs before any distribution, including a distribution of "Republic Core Proceeds" that constitute a "Distributable Amount" (each as defined in, and such distribution in accordance with and under, the LLC Operating Agreement) is made with respect to Republic Notes (a "**Distribution**") but is not identified, reported, and/or remedied until after the Distribution, this could result in the loss of the Distribution and Republic Core will not be required to take steps to recover the impermissibly received Distributions. Holders of Republic Note can mitigate the risk of loss of assets by (i) protecting their private key and (ii) moving their digital assets, including Republic Notes, into a wallet that is "cold" or not connected to the internet. The Company does not insure holders of Republic Notes against loss of their Republic Notes.

Republic Ecosystem

Republic Core is a limited liability company that is a technology company that provides services to other member companies in the "**Republic Ecosystem**," a multi-faceted technical and advisory business focused on capital markets that consists of OpenDeal Inc. dba Republic ("**Republic Parent**") and its affiliates (which includes Republic Core). The Republic Note is a Class B Membership Interest in Republic Core and that is issued by Republic Core in digital form and cryptographically secured on the Avalanche blockchain. Each Republic Note represents a right to receive certain distribution as defined in the LLC Operating Agreement, including any portion of Republic Core Proceeds. At least twice in each twelve-month period (on June 30 and December 31), the Company will calculate the Distributable Amount (as defined in the LLC Operating Agreement). If, at the time of such calculation, the Distributable Amount exceeds $2,000,000, the Company will (i) take a "snapshot" of the holders of record of all Republic Notes, and (ii)

distribute to such holders, on a pro rata basis, the total amount of the Distributable Amount, after deducting from such Distributable Amount the reasonably estimated network transaction fees to be paid by the Company in connection with such distribution as well as a flat distribution fee. If, at the time of such calculation, the Distributable Amount does not exceed $2,000,000, the Company may elect to distribute the Distributable Amount to the holders of record of all Class B Membership Interests, as provided in Sections 7.1(b) and 7.1(c) of the LLC Operating Agreement; provided, however, that in the event of a distribution pursuant to the terms thereof , the Company may not deduct a flat distribution fee from the Distributable Amount.

Although the default payment medium for Distributions initially will be United States dollars (except for certain non-U.S. investors, as described below), Republic Core reserves the right to make Distributions, if any, in certain non-security digital assets which Republic Core's management believes meet certain requirements discussed herein (which we refer to as "**Eligible Digital Assets**"); Republic Note holders will have no right to elect the form of Distribution and the form of such Distribution is solely in the discretion of the Republic Core, which may change, from time to time. Currently, no Eligible Digital Asset has been identified by Republic Core. Because Republic Core's revenue is primarily earned through services to Republic Ecosystem entities, the Republic Note represents an opportunity for holders to share indirectly in the business success of certain Republic Ecosystem entities.

Holders of Republic Notes, like holders of other limited liability company membership interests, will have limited rights as holders of Class B limited liability company membership interests in the Company, as set forth in the LLC Operating Agreement including, for example, the right to receive Distribution. Republic Parent, the sole holder of our Class A Membership Interests, has the right to all voting matters, that certain right to allocations of any and all amounts not allocated to the Class B Membership Interests, including any expenses, losses or liabilities incurred by the Company, that certain right to receive a distribution of 100% of the Company's Intellectual Property Assets (or any liquidation proceeds therefrom) (as defined in the LLC Operating Agreement), that certain right to receive a distribution of 100% of the Company's Fixed Quarterly Fees (or any liquidation proceeds therefrom) (as defined in the LLC Operating Agreement), that certain right to receive a distribution of 80% of Residual Assets (or any liquidation proceeds therefrom) (as defined in the LLC Operating Agreement), and as more fully set forth in the LLC Operating Agreement.. There are significant limitations on the obligations of Republic Core to make Distributions to the holders of Republic Notes, and Distributions may never be paid.

Holders of Republic Notes have no right to elect the form of Distribution; the form of Distribution is solely in the discretion of the Company and may differ between U.S. investors, non-U.S. persons who have a U.S. bank account and other non-U.S. persons. Republic Core intends to make Distributions to U.S. and non-U.S. investors in the same form of currency (either U.S. dollars or a foreign currency, or alternatively an Eligible Digital Asset) at the time of each Distribution event. Unless and until an Eligible Digital Asset is identified, Republic Core intends to make Distributions to U.S. investors, as well as to non-U.S. persons who have a U.S. bank account, by means of an electronic deposit of U.S. dollars. If an investor who is a non-U.S. person has an account with a financial institution that can accept an electronic deposit of U.S. dollars, Republic Core may make a Distribution to that investor in U.S. dollars through that financial institution, to the extent reasonably feasible. Distributions to all other investors who are not U.S. persons may be paid in another form, depending on a variety of factors, including, but not limited to, the investor's location, any applicable legal or regulatory requirements, the available payment mechanisms, and the cost of use of the available payment mechanisms, in Republic Core's reasonable exercise of its discretion. Prospective investors who are not U.S. persons, and who do not have and cannot open a U.S. bank account, should also be aware that there is no assurance that they will receive Distributions in a form that is desirable to them or that they will receive any Distributions at all, should they fail to provide adequate information to facilitate Distribution prior to a Distribution.

In the future, to the extent practicable, Republic Core may consider making Distributions to all Republic Note holders in an Eligible Digital Asset, depending on the nature and character of any digital asset that meets the criteria of an Eligible Digital Asset and is under consideration for use as a Distribution mechanism, and Republic Core reserves the right to do so, if an appropriate Eligible Digital Asset is identified. In the event Republic Core decides to make a Distribution by means of an Eligible Digital Asset, Republic Core will provide Republic Note holders with notice of its intention and information about the procedures to be used with respect to such Distribution. Currently Republic Core has not identified any digital asset that meets the definition of an Eligible Digital Asset.

The Company's Class B Membership Interests are speculative equity securities which we have branded "Republic Notes". Despite the use of the term "note" in the formal name of the Republic Note, Republic Notes do not have any of the characteristics that are typically associated with debt securities; they do not pay interest, do not have a maturity date, and do not have priority over any other securities of the Company, and are not

collateralized by any specific asset of the Company. The name "Republic Notes" was chosen by the employees of Republic Core and is not intended to refer to any substantive terms of the Republic Note.

As of December 6, 2023, pursuant to a Listing and Trading Agreement with INX Securities LLC, effective November 17, 2023, Republic Notes are thinly traded and largely illiquid, subject to applicable restrictions on transfer and resale, on an Alternative Trading System ("**ATS**") owned and operated by INX Securities LLC, an SEC-Registered Broker Dealer. Trading of Republic Notes is not currently supported on any other alternative trading system, stock exchange, securities exchange, crypto asset exchange or other trading market at the time of this Form C. There is no guarantee to the Republic Note holders that the Republic Notes will be sufficiently liquid to any degree without a substantial decrease in price, particularly if selling significant quantities within a short time frame. Accordingly, there is a possibility that a lack of liquidity may cause difficulty for Republic Note holders to resell Republic Notes at desired prices. See "Plan of Distribution – Transferability of Republic Notes." We understand secondary trading of the Republic Notes is highly sporadic, illiquid, and volatile and we anticipate such trading to remain sporadic, illiquid, and volatile for a significant period of time or indefinitely.

On June 15, 2023, Republic Parent and The INX Digital Company, Inc. entered into a subscription agreement whereby Republic Parent purchased Common Shares totalling 9.5% of the voting interest in The INX Digital Company, with the intent to consummate a complete acquisition of the INX Digital Company in the future. Republic Parent and INX had initially negotiated in good faith towards an acquisition by February 15, 2024, which was extended to May 15, 2024, but no transaction was consummated by then. As of the date of this Form C, Republic Parent and INX remain in active negotiations regarding the acquisition of INX by Republic Parent, despite no formal date extension being set.

Digital Form

While Republic Notes are a Class B Membership Interest in the Company, they are not represented in paper form or by other physical or conventional book-entry means. Instead, they exist digitally and are cryptographically secured on the Avalanche blockchain, which is being utilized pursuant to Delaware Limited Liability Company Act § 18-305(d), which allows Delaware limited liability companies, such as Republic Core, to use the blockchain in lieu of traditional book-entry means. Republic Notes are divisible to eight decimal places.

Avalanche is a blockchain protocol that uses "proof-of-stake" to maintain consensus among network participants as to the validity of transactions. The Avalanche blockchain includes software server nodes, called "validators", that stake a given number of AVAX's in order to participate in the validation of transactions, including transactions in Republic Notes. Avalanche uses repeated random subsampling, whereby validators are randomly and secretly selected to propose the addition of particular blocks, which include particular transactions, to the Avalanche blockchain, or to vote on block-addition proposals made by other validators. When a sufficient threshold is reached, the blocks are added to the blockchain and their transactions become validated. Each validator's influence on the addition to the blockchain of blocks assigned to it increases in proportion to the number of AVAXs it has staked. To the best of our knowledge, the node operators that maintain the Avalanche blockchain are independent and not controlled by Avalanche, and they are not controlled by Republic. Node operators can participate in validating transactions using the Avalanche protocol from any location in the world.

Avalanche's proof-of-stake protocol differs from "proof-of-work" validation techniques used by Ethereum 1.0 and Bitcoin. Each of Ethereum 1.0 and Bitcoin rely on node operators to secure the network by presenting proof that they have solved novel computational challenges presented to them (their "proof of work"). The first node that solves the challenge has the opportunity to validate the next block of transactions and earn a reward in the form of the coins used on that network. The network algorithm established to determine the history of transactions then selects the longest sequence of transaction blocks with solved proofs of work as the valid transaction history. However, if node operators choose to acknowledge different sequences of transaction blocks, the history of transactions can "fork" into multiple histories that are then each maintained, verified, and extended. The term "fork" is used to refer both to any situation in which there are two or more competing versions of a blockchain on a network (a situation that may arise and resolve itself in the ordinary course of network operations due to lags in communication between persons running Avalanche software) and any software update that is proposed for adoption by the nodes of a blockchain network that may result in a persistent fork on the network, with core nodes that adopt the update recognizing one version of the blockchain and those which do not recognize another.

Third party groups or individuals involved in the network may at any time propose upgrades or changes to the open-source software underlying the Republic Note in a way that could result in the creation of a "fork" in the Avalanche blockchain. The Company believes that the Avalanche blockchain protocol is designed to minimize the risk of forks, though the risk still exists. The Avalanche blockchain is designed to prevent multiple proposed blocks relating to the

same transactions from being added to the chain, because only one block can reach the required threshold of votes. As a result, it is a goal of the Avalanche design that only one transaction history can be validated, rather than multiple, inconsistent transaction histories, and users can thereby rely on such transactions to be final.

Prospective investors in Republic Notes should be aware that risks may exist with respect to third party modifications to the open-source software underlying the Republic Note.

Additionally, the Avalanche blockchain offers low transaction fees, native digital assets, the capacity to make asset-specific networks ("subnet") tailored to the project's need, among other features, in addition to a proven track records of working with major banking and finance institutions to provide innovative financial solutions using the blockchain that, in our view, make it a suitable network on which to create and manage the Republic Note.

While unnecessary due to the Avalanche blockchain, the Company engaged Brassica Services, LLC, an affiliated SEC-registered transfer agent, to serve as a transfer agent ("**Brassica**") upon the conclusion of the Offering. A determination at any time of all Republic Note balances can be made by examining the Avalanche blockchain, which can be done using tools such as https://snowtrace.io/; therefore, as the Avalanche blockchain is self-executing, Brassica will monitor Republic Note balances and transaction records as it appears on a public ledger on the Avalanche blockchain.

The Republic Notes have been created, and a number of Republic Notes have been issued to investors who have completed the required action steps to qualify for distribution (e.g., creating a Republic Wallet, executing the Joinder Agreement). Accordingly, certain aspects of the ownership and transfers are managed by certain digital asset software deployed on the Avalanche blockchain (such software, the "**Republic Note Smart Contract**"), in parallel to an offline ledger. An early iteration of the Republic Note Smart Contract was developed on the Algorand blockchain with our own team, in partnership with CoMakery, Inc. dba Upside ("**Upside**"), a blockchain technology firm, before the Company decided to make adjustments to its software and redeploy the Republic Note Smart Contract on the Avalanche blockchain in 2023. The current and official version of the Republic Note Smart Contract was successfully deployed to the Avalanche C-Chain (Avalanche's default smart contract blockchain) on November 22, 2023. The Company intends to develop an updated Republic Note Smart Contract onto the customized Avalanche sub-network (subnet) in the future to accommodate additional security features and technological updates.

The contract admin address during the initial deployment was 0x9E56ab46A47Cbc0D0fb49EC18B94e74A68F5b089, a multi-signature wallet controlled by the Company, which can be verified using an Avalanche block explorer. If and when the Company redeploys the Republic Note Smart Contract onto an Avalanche subnet, the new Republic Note Smart Contract admin address will be available and easily verifiable upon the next redeployment of the Republic Note Smart Contract. The Company reserves the right to make any revisions to the existing contract or deploy an updated version of the contract to account for updates to the Avalanche blockchain. In either case, the contract administrator is a multi-signature Avalanche account that requires three (3) of six (6) signatures to approve transactions. Therefore, it would require three (3) of five (5) signatures to modify the Republic Note smart contract. In such an event, we will communicate changes by (a) publishing a notification via social channels, or (b) contacting holders of the Republic Note at the email address supplied during KYC/AML verification, in addition to including notice of such changes in any filings required under the federal securities laws.

The Republic Note Smart Contract draws on the architecture of an existing digital asset "smart contract" software framework that Upside previously created that follows the ERC-1404 industry standard built on the Ethereum blockchain. This framework generally affords issuers certain features that are generally sought out by digital security issuers including the ability to mint, claw-back, and burn. Upside has implemented this framework on the Avalanche blockchain. The Republic Note Smart Contract allows the Company to mint new Republic Notes, claw back Republic Notes, and/or destroy Republic Notes. These provisions are managed by using Upside's token management software. The development of the Republic Note Smart Contract cost approximately $30,000. The Company also engaged Quantstamp, a blockchain security assessment company, to audit the Republic Note Smart Contract as developed by Upside at a cost of approximately $40,000; we believe the results of this audit show that the Republic Note Smart Contract has been designed, to date, as described. Republic Core has made material technical developments to create the Republic Note Smart Contract. For example, for security reasons, only an Avalanche account with the "Reserve Administrator" role may call the minting function defined in the Republic Note smart contract. To ensure the Republic Note Smart Contract is not dependent on one specific person, the "Reserve Administrator" role is assigned to a 3-of-5 multi-signature Avalanche accounts held by officers of Republic Core and Republic Parent. The Quantstamp audit, completed in December of 2020 on an earlier version before the Republic Note Smart Contract was completed reviewed and identified vulnerabilities associated with the Republic Note Smart Contract such as flaws that could

allow attackers to drain a holders' wallet or allow a third-party to freeze the asset without the issuer or holders' consent. The audit provided findings to Republic Core as well as options for patching said findings should they pose a risk to the smart contract. The Quanstamp audit only identified one "high risk" finding. A "high risk" finding is one that "puts a large number of users' sensitive information at risk or is reasonably likely to lead to catastrophic impact for client's reputation or serious financial implications for client and users." The finding was that frozen and locked Republic Wallets could still receive Distributions i.e., if Republic Core identified a Republic Wallet that had been stolen or misused and put a hold on it until such time as the legal owner re-took control, assets could still be sent to said wallet; this issue has since been resolved. There were no other "high risk" findings under the audit and other issues found were administrative in nature and resolved before the Republic Note Smart Contract was completed. The functionalities required to distribute Republic Notes and to make Distributions to holders of Republic Notes are fully developed, and the Republic Note Smart Contract does not require further development. However, we expect, over time, to improve our administrative tooling and our wallet interface, to automate existing functions and to facilitate scalability of the program. Each of the product lines will require variable development effort for an indeterminate length of time.

The Republic Note Smart Contract can be upgraded to remedy identified problems, such as bug fixes, or to implement functionality improvements by Republic Core. Only Republic Core can change the Republic Note Smart Contract, though certain changes to the underlying network outside of Republic Core's control may incidentally affect the functionality of the contract. We will not make any modifications that could remove or adversely impact any of the material rights of Republic Note holders. However, Republic Note holders will not have any right to block, approve or vote on any new features that might be introduced. All upgrades and Republic Note balance changes will be publicly recorded on the Avalanche blockchain.

Republic Note holders will be able to consult an Avalanche blockchain node, blockchain explorer, or the Republic website to determine the transfer restrictions placed on their wallet. Republic Note holders will also be notified via email within a reasonable time frame if a material change to the terms or structure of the Republic Note Smart Contract is implemented. Any changes to the Republic Note Smart Contract will not affect the user's ability to hold or interact with Distributions made to a Republic Note holder's wallet.

The Republic Note Smart Contract gives the Company the ability to monitor and exert control over certain aspects of Republic Note ownership and transfer. One such capability is an "approved list" function for prospective holders. Once the Company has run the KYC, AML and other checks included in its Republic Note subscription process, if the prospective holder is approved, the holder's wallet address will be able to receive Republic Notes. The holder's KYC, AML and other data will be retained, but not on-chain; instead, it will be siloed and secured by the Company itself and remain in the Company's control. Transfers between wallet addresses will be similarly managed. The Republic Note Smart Contract allows the Company to create permissioned categories which will enable it to enforce trading restrictions among Republic Note holders. Categories may be given certain permissions so that Republic Notes may be traded only among addresses within a given category, or only between certain categories. Republic Note holders in a particular category will be allowed to trade with any address permitted by such category. If a Republic Note holder attempts to send a Republic Note to an address that is not included in any permissioned category, or in a category with which it is not allowed to trade, the transaction will be denied by the Avalanche network. Therefore, if a holder were to attempt to send a Republic Note to a prospective holder who has not been added to or included on the approved list (the "whitelist"), the Republic Note Smart Contract would prevent the transaction from being completed. Furthermore, due to this functionality, only a holder who has passed KYC-AML will be able to link a matching bank account to their Republic Wallet, when such a product to allow Wallet and bank account matching is developed in the future. We believe these controls are sufficient as they will require a Republic Note holder to pass our KYC-AML process prior to holding or transferring Republic Notes; this system is the same one used by our Clients in their regulated activities and uses advanced software and artificial intelligence tools to prevent fraud. Further, we believe our systems for matching bank accounts to holder's identities is commercially reasonable and our Clients have used such systems for hundreds of thousands of transactions without any notable failure rate. As the Avalanche blockchain cannot make payments to bank accounts, this process will occur both on-chain and off-chain, using traditional payment processing methods. Although there is always a risk that a holder could inadvertently request that payments be sent to the wrong bank account or could have their bank account hacked, resulting in a Distribution going to the wrong party and possibly being unretrievable, we believe this risk is no different than the normal risks of any issuer making payments to those entitled to such payments. We believe that these procedures are reasonably designed to ensure that transfers are made only in accordance with the instructions of the appropriate holder of Republic Notes. Nevertheless, there is a risk that one or more sophisticated parties could attempt to circumvent our procedures, and we may be unable to discover or prevent this circumvention.

Risks of Theft or Loss

The Republic Note is a digital asset which exists on the Avalanche blockchain. As a result, the Republic Note is subject to novel risks of theft or loss. Because all Republic Notes will be held in digital form, a holder of Republic Notes would not be able to ask a transfer agent to replace a lost or stolen physical certificate. In addition, because Republic Notes will not be held by registered broker-dealers on behalf of their customers, holders of Republic Notes will not be able to rely upon the regulatory regime applicable to registered broker-dealers or the insurance available through a registered broker-dealer in the event of theft or loss. The Company has developed technical services to burn a lost or stolen Republic Note and replace it for an investor, to the extent that such loss or theft can be verified. However, this technology is untested, and investors should understand that the loss or theft of a Republic Note may be irrevocable, that they may be left without recourse in such an event and that they could lose their entire investment.

Republic Note Supply and Economics

A total of 800,000,000 Republic Notes (the "**Total Republic Note Supply**") have been generated by the Republic Note Smart Contract. No more Republic Notes will be generated. Republic Core plans to allocate and issue the remaining Total Republic Note Supply as follows:

- **Non-Delivered Republic Notes:**. As of July 11, 2024, 123,545,968 Republic Notes have been subscribed for or otherwise purchased, but remain outstanding for Delivery, to our best knowledge.

- **General Reserve**: As of April 23, 2024, 18.78% of the Total Republic Note Supply, or 150,249,329 Republic Notes, remain reserved for future issuances (the "**General Reserve**"), in such amounts, at such times, and with such process and pricing as Republic Core may determine in its sole discretion, subject to applicable laws. If any of the General Reserve Republic Notes are issued, they will become Issued Republic Notes and be eligible to share in Distributions.

- **Locked Reserve**: As of July 15, 2024, and pursuant to the release schedule below, 140,000,000 of the 240,000,000 Republic Notes originally allocated to the Locked Reserve have been released from lock-up into the General Reserve. 100,000,000 Republic Notes remain in the Locked Reserve, representing 12.5% of the Total Republic Note Supply. Such Republic Notes that have been released into the General Reserve, Republic Core may issue in such amounts, at such times, and with such process and pricing as Republic Core may determine in its sole discretion, subject to applicable laws. When any of such Republic Notes are issued, they will become issued Republic Notes and be eligible to share in Distributions ("**Issued Republic Notes**").

- **Community Reserve**: As of April 23, 2024, 15.15% of the Total Republic Note Supply, or 121,168,368 Republic Notes, remain reserved (*i.e.*, have not been sold or promised) for investors including in part for the Prior Offerings and as a Community Reserve from which the Company may make future issuances to partners, advisors, Site members and other participants in the Republic community, in such amounts, at such times, and with such process and pricing as Republic Core may determine in its sole discretion, subject to applicable laws. When any of the Community Reserve Republic Notes are issued, they will become Issued Republic Notes and be eligible to share in Distributions.

- **Associate Reserve:** As of April 23, 2024, 0.32% of the Total Republic Note Supply, or 2,563,604 Republic Notes, remain reserved as an Associate Reserve from which the Company may make future issuances to Republic's current and future employees, equity investors, contributors and other associated persons and entities, in such amounts, at such times, and with such process and pricing as Republic Core may determine in its sole discretion, subject to applicable laws. When any of the Associate Reserve Republic Notes are issued, they will become Issued Republic Notes and be eligible to share in Distributions.

The 240,000,000 Republic Notes originally allocated to the Locked Reserve were partially released and will continue to be released from lock-up in accordance with the release schedule set forth below:

Tranche	Release Date	Number of Locked Republic Notes	Number of Locked Republic Notes

			Moved to General Reserve	Remaining Locked
0	Through 12/31/2022		0	240,000,000
1	1/1/2023		20,000,000	220,000,000
2	4/1/2023		20,000,000	200,000,000
3	7/1/2023		20,000,000	180,000,000
4	10/1/2023		20,000,000	160,000,000
5	1/1/2024		20,000,000	140,000,000
6	4/1/2024		20,000,000	120,000,000
7	7/1/2024		20,000,000	100,000,000
8	10/1/2024		20,000,000	80,000,000
9	1/1/2025		20,000,000	60,000,000
10	4/1/2025		20,000,000	40,000,000
11	7/1/2025		20,000,000	20,000,000
12	10/1/2025		20,000,000	0

As of July 15, 2024, 140,000,000 additional Republic Notes have been released from the Locked Reserve.

Transfer Agent and Registrar

While unnecessary due to the Avalanche blockchain, the Company has engaged Brassica to serve as a transfer agent. A determination at any time of all Republic Note balances can be made by examining the Avalanche blockchain, which can be done using tools such as www.snowtrace.io; therefore, as the Avalanche blockchain is self-executing, Brassica will monitor the Republic Wallets and third-party wallets which hold Republic Notes to track ownership in the Company's Securities.

Dissolution

Pursuant to Section 11.2 of the Company's LLC Operating Agreement, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, (i) **First**, one hundred percent (100%) of the Republic Core Proceeds that constitute a Distributable Amount (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests, and zero percent (0%) of the Republic Core Proceeds (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests; (ii) **Then**, one hundred percent (100%) of the Company's Intellectual Property Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and zero percent (0%) of the Company's Intellectual Property Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests; (iii) **Thereafter**, one hundred percent (100%) of the Company's Fixed Quarterly Fees (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and zero percent (0%) of the Company's Fixed Quarterly Fees (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests; and (iv) **Finally**, with respect to all Residual Assets, eighty percent (80%) of such Residual Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and twenty percent (20%) of such Residual Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests.

Termination

The Securities do not provide for termination; the Republic Notes may only be cancelled by the terms of the LLC Operating Agreement.

Voting and Control

No Member of the Company, other than the Managing Member of the Company, which is Republic Parent, shall have any voting rights of any kind whatsoever, including, but not limited to, the right to remove the Managing Member of the Company or to appoint or to request the appointment of a new Managing Member of the Company. No Member other than the Managing Member shall have any management, control, inspection, or distribution rights, except as otherwise provided in the LLC Operating Agreement.

Anti-Dilution Rights

The Republic Notes do not have anti-dilution rights, which means that future issuances and other events will dilute the rights of the holders of Republic Notes, including with respect of Distributions.

Restrictions on Transfer

Any Securities sold pursuant to the Offering may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them. Republic Core has disallowed the transfer of the Securities, or any Republic Notes into which they are redeemable, for a one-year period following the closing of any Offering, unless such transfer is required by operation of law. Notwithstanding the statutory restrictions on transfer above, the Investor may not transfer the Securities, or any Republic Notes into which they are redeemable for, to any of the Company's competitors, as determined by the Company in good faith.

USE OF PROCEEDS

The Issuer does not expect to be generating any significant proceeds from this Offering. There will be no cash "payments" made to the Issuer to acquire the Securities.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to Our Business

We are an early-stage company and since inception we have incurred a net loss and generated limited revenues.

Republic Core was formed in 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market and seeks to achieve and manage growth. Republic Core has incurred a net loss and has generated limited revenues since inception.

There is no assurance that we will be profitable or generate sufficient revenues to make Distributions to the holders of Republic Notes. As of December 31, 2023, the Company's accumulated deficit was $19,933,647. We anticipate that Republic Core's operating expenses will increase in the foreseeable future as we seek to grow our business, attract members, and further enhance and develop the Republic Ecosystem. These efforts may prove to be more expensive

than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses. Republic Core may incur additional net losses in the future.

Republic Core has a limited operating history, which may make it difficult to evaluate the potential success of our business and to assess our future viability.

Republic Core was formed in Delaware on March 8, 2019, as a wholly owned subsidiary of Republic Parent. We have only recently started operations and have to date relied substantially on Republic Parent for support in the conduct of our business. Republic Core has encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting business prospects accurately, determining appropriate allocations of limited resources, gaining market acceptance, managing a complex regulatory landscape, and developing new products and services. Investors should consider Republic Core's business and prospects in light of the risks and difficulties it faces as an early-stage company.

Our revenues have been and will continue to be dependent on our provision of services to a limited number of Clients, the majority of whom are affiliates of ours.

A significant portion of our recurring revenue is derived from two Clients, both of which are affiliates. Under Republic Core's current business model, it receives cash payments for services that it provides to other companies that are also part of the Republic Ecosystem, and that are affiliates of ours. There can be no assurance that we will be able to provide such services on terms that would be consistent with those offered on an arm's-length basis to independent third parties. For example, it is our intention to help strengthen the entire Republic Ecosystem by providing valuable products and services. But it is conceivable that our affiliates, including with the support of Republic Parent, could require us to provide such products and services but not compensate us at market rates, while hampering our ability to object to such compensation or to stop providing such goods and services. Consequently, adverse performance by, or unreasonable requirements imposed on us by, Republic Core affiliates, including with the support of Republic Parent, could have an adverse effect on our financial condition, results of operations and prospects.

Our auditors have stated in their audit report that there is substantial doubt about our ability to continue as a going concern.

We began operations on March 8, 2019, and we have a limited operating history. Our ability to continue as a going concern, including for one year from the issuance date of our most recent financial statements, is dependent upon raising funds in other offerings and achieving and sustaining profitable operations. We scaled back operations in 2022 and 2023, which we expect to fund initially from our portion of Client revenue and the net proceeds of previous offerings. But we may need to raise additional capital before we achieve financially sustainable or profitable operations, and there can be no assurance we will be able to raise such capital, on acceptable terms or at all, or achieve such operations.

A significant portion of our operations has been conducted with the assistance of Republic Parent, which is also in the early stages of its business. Republic Parent has no obligation to continue to support our operations.

Republic Parent was formed in April 2016. Republic Parent is currently in the early stages of its business and has a limited operating history. We have in the past been, and are currently, dependent on the support of Republic Parent. A significant portion of our operations has been conducted with the assistance of Republic Parent. Our operations and financial condition are subject to the risk that Republic Parent may be unable to extend us support in the future, either intentionally or because of its own business experiencing difficulties. In any such case, we may be forced to delay, scale back or discontinue our operations, and our Republic Notes would be adversely affected.

Republic Parent, Republic Core's Client affiliates, and Republic Core may require additional capital to support business growth, and this capital may not be available on acceptable terms, if at all.

Republic Parent, Republic Core's Client affiliates, and Republic Core intend to continue to make investments in people and technologies to support the growth of the Site and the Republic Ecosystem and may require additional funds to respond to business challenges, including the need to develop new products and services, improve operating infrastructure, or acquire complementary businesses and technologies. Accordingly, Republic Parent, Republic Core's Client affiliates and Republic Core may need to engage in equity, debt, or other types of financings to secure additional funds including, but not limited to, Republic Core issuing additional Republic Notes. Any financing that Republic Parent, Republic Core's Client affiliates or Republic Core secure in the future could involve restrictive covenants

relating to capital raising activities and other financial and operational matters, which may make it more difficult for Republic Parent, Republic Core's Client affiliates or Republic Core to pursue business opportunities, including potential acquisitions, or to make the necessary capital investments to grow the Republic Ecosystem and the Republic Core business. If Republic Parent, Republic Core's Client affiliates, or Republic Core is unable to obtain adequate financing on satisfactory terms, when necessary, our business may be harmed.

Republic Parent owns all our Class A limited liability company membership interests, and therefore Republic Parent has effective control over our decision making.

Republic Parent owns and will be able to exercise voting rights with respect to, all our outstanding Class A limited liability company membership interests. The only class of membership interests that has any rights to vote or to govern the Company are the Class A limited liability company membership interests. Class A membership interests are the only interests which have a right to Distributions not related to Republic Core proceeds. In addition, in the event of a liquidation of the Company, the Class A member will receive 100% of the Company's intellectual property assets, 100% of any fixed quarterly payments paid or due to the Company and 80% of any residual assets of the Company. As the holders of Class B limited liability company membership interests, the holders of Republic Notes will not have any voting rights and will only have rights to Republic Core Proceeds and 20% of the residual of any remaining assets in the event the Company is liquidated. As a result, Republic Parent will continue to hold all the voting power of our outstanding equity interests following each offering of Republic Notes. This gives Republic Parent effective control over our decision-making. Republic Parent is entitled to vote its Class A limited liability company membership interests in its own interest, which may not always be in the interests of, and could be adverse to the interests of, holders of Republic Notes. In the event of the liquidation of Republic Core prior to the repayment of all amounts owed to Republic Parent, as a debtor, Republic Parent will have priority and therefore would be entitled to repayment prior to Republic Note holders. Accordingly, if Republic Core dissolves or liquidates and if amounts owed to Republic Parent exceed Republic Core's available assets, Republic Parent will receive those assets with priority to Class A Membership Interest holders, i.e., Republic Note holders, even if those assets would otherwise constitute Distributable Assets.

Republic Parent controls both of our Clients which entitle Republic Core to Republic Core Proceeds.

Each of our Clients are subsidiaries of Republic Parent. This gives Republic Parent effective control over their decision-making. Republic Parent may choose to exercise that control in ways that may adversely affect the interests of holders of Republic Notes, such as, for example, by affecting when each of our Clients takes the necessary steps to realize Distributable Amounts. We anticipate entering into future service agreements with other subsidiaries of Republic Parent, who, like our current Clients, will also be subject to Republic Parent's effective control over their decision making.

Republic Parent and Clients of ours that are also affiliates of ours may have conflicts of interest with us and Republic Parent may favor its own interests or those of its equity holders or one or more of our Client affiliates over our interests or over the interests of Republic Note holders.

Conflicts of interest may arise between Republic Parent and Clients of ours that are also affiliates of ours, on the one hand, and us, on the other hand. In resolving these conflicts of interest, Republic Parent may favor its own interests or those of its equity holders or one or more of our Client affiliates over our interests or over the interests of Republic Note holders. Actual, potential, or perceived conflicts of interest among us, Republic Parent and our Client affiliates may arise in circumstances where we, Republic Parent or our Client affiliates are faced with making decisions that could have different implications for the other party or parties. Any such conflicts may not be resolved in the interest of Republic Core or the holders of Republic Notes.

Our revenues have historically been predominantly dependent on our Clients and such Clients are under no contractual obligation to protect our interest in revenues realized from their respective businesses.

Our revenues have historically been highly dependent on a limited number of clients. For example, we have historically generated a significant majority of our revenue from our Clients, which are dependent on revenue from their respective clients. While Distributions to Republic Note Holders are entirely contingent upon Republic Core's non-recurring revenues from its Clients, any downturn of our Clients' business, revenue or operations could materially affect our business and operations and the value of the Republic Notes. Further, our Clients have no obligation to prioritize those aspects of their business that generate revenues for Republic Core. For example, it is within Republic Crowd-Invest's discretion as to whether it modifies or waives its standard securities commission as it negotiates

agreements with its clients. Similarly, Republic Parent or any of Republic Core's affiliates may liquidate or assign any of their respective assets to other parties without Republic Core's consent, to the detriment of Republic Note Holders.

Republic Core may not be able to competently provide the services it has contracted to provide.

Republic Core has a limited operating history and is providing, in part, novel products and services. If Republic Core is unable to provide products and services effectively, Republic Core may lose its sources of revenue. This could have adverse consequences for the holders of Republic Notes.

Our management team does not have experience successfully operating businesses building a new internet infrastructure.

The Republic Notes and the Site represent a new business venture for Republic Parent and Republic Core's management team. While Republic Core's management team has experience with various aspects of Republic Core's technology and intended business and operations models, this experience does not assure the success of the Republic Notes and features dependent on the use of blockchain technology.

We rely on third parties to maintain and operate certain elements of our infrastructure.

Republic Parent and Republic Core use data centers located in Virginia to operate and maintain the Site and the Company' blockchain platform infrastructure. For example, portions of our infrastructure are hosted on Amazon Web Services. The elements of this complex system that are operated by third parties are beyond the day-to-day control of Republic Core, and the services provided by such third parties would be difficult to replace. We expect our dependence on these third parties to continue. Nevertheless, Republic Core's existing third-party hosting providers have no obligation to renew their agreements with Republic Core on commercially reasonable terms or at all, and certain of the agreements governing these relationships may be terminated by either party at any time, with limited notice. If any of our arrangements with third parties are terminated by such parties, our Clients and their members could experience interruptions on the Site, as well as downtime, delays, and unforeseen expenses. Further, third-party cloud providers can decide to shut down our accounts for various reasons with limited notice. As a result, our operations and prospects could be adversely affected by the actions or inaction of third parties beyond our control.

We rely on third party providers, suppliers, and licensors to supply some of the hardware, software, and operational support necessary to our provision of products and services.

We obtain hardware, software, and operational support from a limited number of vendors, some of which do not have a long operating history or may not be able to continue to supply what we desire. Some of our hardware, software, and operational support vendors represent our sole source of supply or have, either through contract or because of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide what we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some products or services might be adversely affected, or the need to procure or to develop alternative sources of the affected materials or services might delay our ability to serve our Clients. These events could adversely affect our operations, results, and financial condition, to the potential detriment of holders of Republic Notes.

Brassica, one of such third-party providers, suppliers and/or licensors, was acquired in early 2024 by BitGo, Inc. or one of its affiliates. As a result of such transaction, Republic Parent, our Managing Member, holds a minority equity stake in the acquiring BitGo entity, which may result in a potential conflict of interest having an adverse effect on the user experience with respect of the Republic Notes. Such conflicts of interest may include, among others, our Managing Member having differences in strategic commitment, or shifting resources, from Republic Core to the acquiring BitGo entity, delaying the implementation of Brassica's services into the BitGo's technologies, which may involve technical challenges and large amounts of capital and personnel resources, and the cessation or limiting of Brassica's services to Republic Core. Further, Republic Core's operations also may not be able to effectively integrate with BitGo, which may impair the Republic Notes. The technologies, even if integrated, may not function as expected or cause our goodwill with holders of Republic Notes to adversely suffer. Lastly, disputes may arise between the Managing Member and the acquiring BitGo entity may affect the existence, terms and conditions, and the quality of the Brassica services.

Republic Parent is currently engaged in a lawsuit defending its right to use the "REPUBLIC" trademark, among others, with respect to the use of "REPUBLIC" in the context of music related activities.

On November 12, 2021, Universal Music Group ("**UMG**") commenced, UMG RECORDINGS, INC. v. OPENDEAL INC. D/B/A REPUBLIC, United States District Court, Southern District of New York (21. Civ. 9358 (AT)). UMG asserted claims for trademark infringement, unfair competition, and false designation of origin, in violation of the Lanham Act, 15 U.S.C. 1114, 1125 et seq., and parallel claims under New York state and common law, moving for an order preliminarily and permanently enjoining Republic Parent from using the trademarks "Republic" and "Republic Music" in connection with music-related goods and services during the pendency of the litigation. The Court denied the motion for preliminary injunction on July 5, 2022. Opulous Ltd., a former client of Republic Crowd-Invest was joined as a co-defendant by UMG in the fourth quarter of 2022. The parties have agreed to extend the discovery deadline pending settlement talks. A loss of this claim could prevent the Republic Ecosystem from facilitating in and participating in certain types of activities under the REPUBLIC name, which could have a detrimental effect on such prospective activities success and therefore possibly reduce Republic Core Proceeds and in turn a Republic Note holders return. If Republic Parent is unsuccessful in defending against the foregoing action or future challenges to its trademarks, a court may issue an injunction requiring cessation of such trademark. Any of these outcomes may potentially impact the commercial success of the Republic Ecosystem and adversely impair the value of the Company and the Republic Notes.

Republic Parent is restricted from using "REPUBLIC", "REPUBLIC CAPITAL" and "REPUBLIC CRYPTO" in the European Union.

On November 15, 2022, the Regional Court Hamburg - Civil Chamber 27 entered an emergency preliminary injunction against Republic Parent and in favor of Trade Republic Bank GmbH, prohibiting Republic Parent from using "REPUBLIC", "REPUBLIC CAPITAL" and "REPUBLIC CRYPTO" in commerce in the European Union, without explanation or specificity to the terms of the injunction. Republic Parent entered into a letter agreement with Trade Republic relating to the same effective February 16, 2023, in which Republic Parent agreed to not oppose or appeal the order entered by the Hamburg Regional Court enforcing the preliminary injunction. Republic Parent agreed to withdraw certain trademark applications in the UK and EU member states containing the word "Republic" and refrain from making applications for similar marks in the future without Trade Republic's consent. Conversely, Trade Republic agreed to refrain from pursuing any applications for new marks in the United States without Republic Parent's consent, among certain other restrictions on the parties' branding and advertising in the EU and US. These restrictions, such as certain restrictions on certain usages of the "Republic" name in the EU, may present difficulties with respect to the Company and its Clients' ability to expand into European markets.

A violation of privacy or data protection laws by Republic Core or members of the Site could have an adverse effect on our operations and financial condition.

Republic Core is subject to applicable privacy and data protection laws and regulations. The laws and regulations relating to privacy and data protection are evolving, may impose inconsistent or conflicting standards among jurisdictions, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Regulation related to the provision of services over the Internet is evolving, as federal, state, and foreign governments continue to adopt new, or modify existing, laws and regulations addressing data privacy and the collection, processing, storage, transfer and use of data. In some cases, data privacy laws and regulations, such as the European Union's ("**EU**") General Data Protection Regulation ("**GDPR**") that took effect in May 2018, could impose new obligations directly on us as both a data controller and a data processor, as well as on many of our customers. In addition, domestic data privacy laws, such as the California Consumer Privacy Act ("**CCPA**") which took effect in January 2020, continue to evolve and could expose us to further regulatory burdens. Further, laws such as the EU's proposed e-Privacy Regulation are increasingly aimed at the use of personal information for marketing purposes, and the tracking of individuals' online activities.

These laws may require us and members of the Republic Ecosystem to make additional changes to offered services to enable us or our customers to meet the new legal requirements and may also increase our potential liability exposure through higher potential penalties for non-compliance. These new or proposed laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions. These and other requirements could reduce demand for our services, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process data or, in some cases, impact our ability or our customers' ability to offer our services in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from customer data globally. For example, ongoing legal challenges in Europe to the mechanisms allowing companies to transfer personal data from the European Economic Area to the United States could result in further limitations on the ability to transfer data across borders, particularly if governments are unable or unwilling to reach new or maintain existing agreements that support cross-border data transfers, such as the EU-U.S. and Swiss-U.S. Privacy Shield framework. Additionally,

certain countries have passed or are considering passing laws requiring local data residency. The costs of compliance with, and other burdens imposed by, privacy laws, regulations and standards may limit our business plan, lead to significant fines, penalties or liabilities for noncompliance, impact our reputation, or slow the pace of the development of our and our Clients' business plans, any of which could harm our business.

In addition to government regulation, privacy advocates and industry groups may propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards or to facilitate compliance with such standards. We also expect that there will continue to be new proposed laws, regulations and standards relating to privacy and data protection in various jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. Future restrictions on the collection, use, sharing or disclosure of data, or associated requirements, could require us to incur additional costs or modify our platform, possibly in a material manner, which we may be unable to achieve in a commercially reasonable manner or at all, and which could limit our ability to develop new features. Because the interpretation and application of laws, standards, contractual obligations, and other obligations relating to privacy and data protection are uncertain, it is possible that these laws, standards, contractual obligations, and other obligations may be interpreted and applied in a manner that is inconsistent with our data management practices, our privacy, data protection, or data security policies or procedures, or the features of the Site.

Any violations of laws and regulations relating to privacy, data protection, or the safeguarding of private information could subject our Company or any members to fines, penalties or other regulatory actions, as well as to civil actions by affected parties. Any such violations could result in negative publicity and harm to our or our members' reputations. Any such violations also could adversely affect the ability of Republic Parent, Republic Core, and other affiliates in the Republic Ecosystem to further develop, which could have an adverse effect on our operations and financial conditions and could also negatively affect the Republic Notes. Additionally, privacy and personal information security concerns, whether valid or not valid, may inhibit market adoption of the Site.

In the normal course of our operations, we collect and store certain business, personal and other information that we, our Clients and others generate or possess, including in systems and devices that are controlled by third parties, such as cloud storage companies. We could be harmed if the security of such information is compromised.

In the normal course of our operations, we collect and store certain business, personal and other information that we, our Clients, and others generate or possess. Some of this collection and storage occurs in or through systems and devices that are controlled by third parties, such as cloud storage companies. We may on occasion share some of such information with third-party vendors that assist with certain aspects of our business. Security could be compromised, and confidential Client or other information misappropriated. The misappropriation, loss, or other compromise of any such information could disrupt our operations, damage our reputation, and expose us to claims, any of which could have an adverse effect on our financial condition and results of operations. If that were to happen, holders of Republic Notes might experience adverse consequences.

Republic Core may be subject to cyberattacks, security breaches and the loss or theft of Republic Notes.

Republic Core may be subject to cyberattacks, security breaches and the loss or theft of Republic Notes. These attacks could include, among others, man-in-the-middle, phone hijacking, smurfing, spoofing and other denial of service attacks, where communications between computers are intercepted or interrupted, or social engineering attacks, including phishing emails, where attackers use impersonation to gain access to assets or private information (such as private keys to digital wallets).

An attack on or a breach of security of Republic Core could result in a loss of confidential or private data, unauthorized use or transfer of digital assets, damage to Republic Core's reputation, failures in computer systems and other harms. Any attack or breach could adversely affect the development and implementation of the Republic Note Smart Contract, which could have an adverse effect on your Republic Notes.

The development and operation of the Republic Notes require us to protect our technology and intellectual property rights.

Republic Core's ability to develop and operate the Republic Notes may depend on technology and intellectual property rights that Republic Core may hold or license from unaffiliated third parties. If for any reason Republic Core were to fail to comply with its obligations under applicable license agreements, adequately protect its owned intellectual property, or fail to obtain and maintain rights to the technology and intellectual property that the Republic Note Smart

Contract and Republic Notes require, this could have an adverse effect on Republic Core's operations and financial condition.

It may be difficult and costly to protect certain intellectual property rights of Republic Core, and Republic Core may not be able to ensure their protection.

Republic Core primarily relies on trade secret protections and confidentiality or license agreements with its employees, members, and others to protect its intellectual property rights. However, the steps it takes to protect its intellectual property rights may be inadequate. To protect its intellectual property rights, Republic Core may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce its intellectual property rights could be costly and time-consuming and could result in the impairment or loss of portions of its intellectual property. Furthermore, its efforts to enforce intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of those and related rights. The counterparties of such disputes could prevail, or Republic Core could incur substantial legal expenses even if it were to prevail. Republic Core's failure to secure, protect, and enforce its intellectual property rights, or the cost of successfully or unsuccessfully seeking to protect those rights, could adversely affect its business. In addition, any litigation may divert the attention of Republic Core's management and key personnel from the further development of the Republic Core business, which would adversely affect your Republic Notes.

Republic Core may be sued by third parties for alleged infringement of their proprietary rights, which could harm our business.

The success of Republic Core depends in part on not infringing on the intellectual property rights of others. Our competitors, as well as several other entities and individuals, may own or claim to own intellectual property relating to our operations. From time to time, third parties may claim that we are infringing their intellectual property rights. Republic Core may be unaware of the intellectual property rights that others may claim cover some or all its technology or services. Any claims or litigation could cause Republic Core to incur significant expenses and, if successfully asserted against Republic Core, could require that Republic Core to pay substantial damages or settlement costs, including royalty payments, and to obtain licenses, modify applications, refund fees, or comply with other unfavorable terms, any of which could be costly. Even if Republic Core were to prevail in this type of dispute, any litigation regarding Republic Core's intellectual property could be costly and time-consuming and divert the attention of Republic Core's management and key personnel from the further development of the Republic Core business, which would adversely affect your Republic Notes. Please also see the earlier risk factor regarding Republic Parent's ongoing lawsuit with Universal Music Group regarding certain uses of the "REPUBLIC" trademark.

The development and commercialization of our services is highly competitive.

Republic Core's competitors include major companies worldwide. Many of these competitors have significantly greater financial, technical, and human resources than Republic Core and superior expertise in research and development, and thus may be better equipped to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products and services more rapidly or effectively than we can, which could adversely affect our competitive position and could have adverse consequences for the holders of Republic Notes.

Industry consolidation may result in increased competition, which could result in a loss of Clients or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, or service

functionality. These pressures could result in a loss of Clients or business opportunities or a reduction in our revenue, which could have an adverse effect on the holders of Republic Notes.

In general, demand for our products and services may be highly correlated with general economic conditions.

Declines in economic conditions in the U.S. or in other countries in which our Company and our Clients operate may adversely affect our financial condition and operating results. The Company and its industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for the Company's products and services, which could have an adverse effect on the holders of Republic Notes.

If we do not respond to technological changes or upgrade our websites and technology systems as markets require, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our infrastructure and software capabilities. These improvements may require us to commit substantial financial, operational, and technical resources, with no assurance that our business will improve. Without such improvements, our operations might suffer from unanticipated system disruptions, slow performance, or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain Clients. We may face significant delays in introducing new products, services, and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our technology and systems may become obsolete or less competitive, and our business may be harmed. Holders of Republic Notes might experience adverse consequences as a result.

Republic Core's operations involve various risks and hazards. If we do not adequately insure against them, unanticipated losses could adversely affect our financial condition and operating results.

Republic Core maintains, or is in the process of securing, insurance against potential liabilities related to our operations. We believe our existing and planned levels of insurance coverage will reasonably limit our likely exposure to unanticipated losses. However, our current and anticipated insurance coverage may not be adequate to cover claims or liabilities, and we could be forced to bear significant losses. Substantial claims in excess of our insurance coverage could adversely affect our financial condition and operating results. Due to future claims or liabilities, or to market conditions, our insurance premiums could increase, which could have an adverse effect on holders of Republic Notes.

Republic Core's business is subject to the risks of earthquakes, fire, power outages, floods, epidemics, and other catastrophic events, and to interruption by man-made problems such as strikes and terrorism.

A significant natural disaster, such as an earthquake, fire, power outage, flood, epidemic or other catastrophic event, or interruptions by strikes, terrorism, or other man-made problems, could have an adverse effect on our business, operating results, and financial condition. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services. The risks of such an event may be further increased if our disaster recovery plans prove to be inadequate.

Republic Core does not currently maintain business interruption insurance to compensate us for potentially significant losses, including potential harm to our business resulting from interruptions in our ability to provide products or services. Any significant natural disaster or man-made business interruption could have an adverse effect on our financial condition, results of operations, the Site, or the Republic Notes.

We are subject to income taxes and other tax liabilities.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made. Any such result might result in an adverse effect for holders of Republic Notes.

We are not subject to Sarbanes-Oxley provisions or regulations and lack the financial controls and safeguards required of companies subject to those provisions and regulations.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation concerning our financial controls that would be required if Section 404 of the Sarbanes-Oxley Act of 2002 applied to us. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary for us to perform heightened accounting system and accounting process evaluations, testing and remediation.

From time to time, Republic Parent or Republic Core may evaluate and consummate acquisitions, which could require significant attention from our management, disrupt our business, and adversely affect our financial condition or operating results.

Republic Parent or Republic Core may evaluate and consider strategic transactions, combinations, acquisitions, or alliances to enhance existing business or develop new products and services. These transactions could be material to Republic Core's financial condition and ability to contribute to further developing the Site and the Republic Ecosystem. If a transaction is consummated, we may be unable to obtain the benefits or avoid the difficulties and risks of the transaction. Any acquisition will involve risks commonly encountered in business relationships, including:

- difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products, and services of the acquired business;
- inability of the acquired technologies, products, services, or businesses to achieve expected levels of revenue, profitability, productivity, or other benefits;
- difficulties in retaining, training, motivating and integrating key personnel;
- diversion of management's time and resources from normal daily operations;
- difficulties in successfully incorporating licensed or acquired technology and rights into our business;
- difficulties in maintaining uniform standards, controls, procedures, and policies within the combined organizations;
- difficulties in retaining and growing relationships with our current Clients and new clients, employees, and suppliers of the acquired business;
- risks of entering markets in which we have no or limited experience;
- regulatory risks, including remaining in good standing with existing regulatory bodies and receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over the acquired business;
- assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our liability exposure;
- failure further to develop acquired technologies;
- liability for activities of the acquired business before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
- potential disruptions to ongoing business; and
- unexpected costs and unknown risks and liabilities associated with the acquisition.

Any future acquisitions may not be successful, may not benefit Republic Core's business strategy, may not generate sufficient revenue to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, Republic Core cannot assure you that any future acquisition of new businesses or technology will lead to the

successful development of new or enhanced products or services or that any new or enhanced products or services, if developed, will achieve market acceptance or prove to be successful. Further, Republic Core cannot assure you that any acquisitions will directly or indirectly result in revenues that may be attributed to the Republic Note.

Expanding Republic Core's operations internationally could subject Republic Core to new challenges and risks.

Republic Core may seek to expand its business internationally. Managing any international expansion will require additional resources and controls. Republic Core could also be exposed to international operations by the inadvertent or purposeful expansion of Republic Core's Clients into non-U.S. business environments. Any expansion internationally could subject Republic Core's business to risks associated with international operations, including:

- adjusting the pricing functions that Republic Core uses for name registration and other similar activities;
- conformity with applicable business customs, including translation into foreign languages and associated expenses;
- potential changes to Republic Core's established business model;
- the need to support and integrate with local third-party service providers;
- competition with service providers that have greater experience in the local markets than Republic Core does or that have pre-existing relationships in those markets;
- difficulties in staffing and managing foreign operations in an environment of diverse culture, laws and customs, and the increased travel, infrastructure and legal and compliance costs associated with international operations;
- compliance with multiple, potentially conflicting and changing governmental laws and regulations, including securities, employment, tax, privacy and data protection laws and regulations;
- compliance with U.S. and foreign anti-bribery laws, including the Foreign Corrupt Practices Act and the UK Anti-Bribery Act;
- difficulties in collecting payments in foreign currencies and associated foreign currency exposure;
- restrictions on repatriation of earnings;
- compliance with potentially conflicting and changing tax laws in jurisdictions where Republic Core conducts business and applicable U.S. tax laws as they relate to international operations, the complexity of these tax laws, and potentially adverse tax consequences due to changes in these laws; and
- regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that Republic Core may undertake or may be exposed to may not be successful.

The amount of capital the Company raised in the Prior Offerings may not be enough to sustain the Company's current business plan.

To achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Prior Offerings. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Although dependent on certain key personnel, the Company does not have any key person life-insurance policies on any such people.

We are dependent on certain key personnel to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information

over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Securities

There are numerous risks with respect to how we structure our business and the Republic Notes. Only investors who can bear the loss of their entire investment should purchase Subscription Agreements which entitle them to Republic Notes.

Our business model, and at least some of the terms of our Republic Notes, are novel. As with any new business model, and any new investment opportunity, there are numerous risks, including the risks outlined in this "Risk Factors" section. However, because of the newness of our business model and our securities, there may possibly be additional risks and uncertainties that we are unable to reasonably foresee at this time. An investment in our Republic Notes is highly risky and speculative. Our Republic Notes are suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all the money you plan to invest in our Republic Notes, you should not purchase them.

Reliably valuing us or the Republic Notes is difficult.

The Company established the offering price of the Republic Notes for the Offering. Unlike listed companies whose publicly traded securities are valued through market-driven stock prices, the value of private companies, especially startups, and the value of their securities, are difficult to assess. Further, it is difficult to correlate the value of the Republic Notes to the value of the Company. You risk overpaying for your investment. Substantial time may pass before reliable valuations of the Company and the Republic Notes are available, if ever. The Republic Notes are currently traded on INX with a current price of $0.09 as of June 30, 2024. Secondary markets such as INX are highly volatile, and the current price is materially likely to change. We understand secondary trading of the Republic Notes is highly sporadic, illiquid, and volatile and we anticipate such trading to remain sporadic, illiquid and volatile for a significant period of time or indefinitely.

The Republic Notes are thinly traded on at least one secondary marketplace and thereby face significant uncertainties around their valuation.

As of the date of this Form C, a majority of Republic Notes are still subject to restrictions on transfer and resale, and given the private nature of the Company, the process of price discovery is complex and uncertain. Investors will have limited ability to compare the Republic Notes against other, similar instruments. If INX stops providing service or listing the token, there would currently be no other market for trading. An investment in the Republic Notes should be evaluated considering the lack of previous investments, business models, technological systems against which the Republic Notes may be usefully compared, and the possibility that no mature public market for Republic Notes may ever form.

It is difficult to predict the amounts and timing of Distributions we may issue to Republic Note holders. Distributions may not be large or frequently paid, if at all.

Republic Core will periodically, and at least twice in any twelve-month period (on June 30 and December 31), calculate the total amount of Republic Core Proceeds it has received since its last Distribution and, whenever this calculation yields a Distributable Amount that exceeds the $2,000,000 Threshold Amount (or a smaller amount that Republic Core deems, in its sole business discretion, advisable to distribute), Republic Core will issue Distributions to Republic Note holders. See “Distribution Policy.” The calculation will include all Republic Core Proceeds received by Republic Core since the last Distribution was made (not including any amounts already distributed). The basis for each Distribution calculation is the amount of available Republic Core Proceeds, which currently stands at $1,061,521 as of June 30, 2024. We will receive Republic Core Proceeds from time to time, if and when a Client receives cash proceeds from securities or carried interests that it has acquired in the normal course of its business. However, we cannot predict when or how often Clients will receive such cash proceeds, or in what amounts. Moreover, Republic Core will not receive Republic Core Proceeds from any entity in the Republic Ecosystem other than the two Clients unless and until Republic Core enters into agreements with such entities. As a result, there can be no assurance as to when or how often, or in what amounts, we will have Republic Core Proceeds that would be distributable as Distributions. In addition, if we receive Republic Core Proceeds, but these proceeds do not exceed the $2,000,000 Threshold Amount (or a smaller amount that Republic Core deems, in its sole business discretion, is advisable to distribute), then there will be no Distributions made, and the next earliest time any of such Republic Core Proceeds might be distributed would be following the next Distribution calculation time – and then only if the $2,000,000 Threshold Amount (or a smaller amount that Republic Core deems, in its sole business discretion, is advisable to distribute), is met at that time. In the event of a Reduced Threshold Amount Distribution event, the accrued Distributable Amount would be reset to $0, possibly extending the time until the Threshold Amount was next reached, unless a Reduced Threshold Amount event were again declared by Republic Core. As a consequence of the foregoing, Distributions made to Republic Note holders may not be paid frequently, or at all, and if paid may not constitute large payments.

In the event you receive Republic Notes, the size of your Distributions may decrease as and to the extent we issue additional Republic Notes.

A total of 800,000,000 Republic Notes have been generated. These will be divisible into various categories, depending on how quickly and with what likelihood they will be issued by us. See “Description of Securities – Republic Note Supply and Economics”. Issued Republic Notes are eligible to receive Distributions. As described in our Distribution policy, when a Distribution is to be made, the total amount to be distributed will be divided among all Issued Republic Notes outstanding as of the time we take a “snapshot” of all outstanding Issued Republic Notes (thereby, creating a time one must be a holder of record to receive a Distribution) for purposes of that Distribution. See “Distribution Policy.” Therefore, the Individual Distribution Amount that any particular holder of Issued Republic Notes would receive in a particular Distribution would depend substantially on the total number of Issued Republic Notes outstanding at the snapshot time for that Distribution. Additionally, in the event of a Reduced Threshold Amount Distribution event were to occur, the accrued Distributable Amount would be reset to $0, possibly extending the time until the Threshold Amount was next reached, unless a Reduced Threshold Amount event were again declared by Republic Core.

The sizes of any Distributions you may receive will decrease as we issue additional Republic Notes. The amount of Issued Republic Notes outstanding from time to time is substantially within our control — and increases in such amount may dilute the Distribution amounts payable to you.

The number of Distributions to holders of Republic Notes may be substantially reduced if Republic Core is unable to contain its costs.

Republic Core will not make any distribution to the extent it would be prohibited under applicable Delaware law, such as when the distribution would exceed the fair value of Republic Core’s assets. If Republic Core is unable to contain its costs, there may be instances when Republic Core has a sufficient amount of Republic Core Proceeds to make a Distribution but finds itself unable to make Distributions because it has determined that any such distribution would be prohibited under applicable law. If a Distribution or any portion thereof is prohibited by applicable law, the amount of the distribution that would have been made but was not because of a prohibition under applicable law will be treated as cumulative and will be reserved and reallocated and included (to the extent consistent with applicable law) as part of future Distributions.

We reserve the right to make future Distributions in certain Eligible Digital Assets. Eligible Digital Assets used to make Distributions may be subject to price volatility, which could affect the value of your distribution.

In the future, the Company may make Distributions, to the extent practicable, in the form of digital assets and which we have determined meet our criteria as Eligible Digital Assets. Eligible Digital Assets are intended to have low price volatility. However, there can be no assurance that one or more Eligible Digital Assets used by Republic Core to make Distributions would be stable in price or value. If you receive a Distribution in the form of an Eligible Digital Asset, there is a risk that the value of that Eligible Digital Asset could change after you receive it, and that you could lose some or all the value of your distribution as a result. Currently, we have not identified a digital asset that qualifies as an Eligible Digital Asset, and neither Bitcoin nor Ether is considered an Eligible Digital Asset.

We do not plan to subject our determination of Distributions to stand-alone audits.

The determination of the number of Distributions (if any) made to holders of Republic Notes will be made by the application of Republic Core's distribution policy. The calculations called for under that policy will be undertaken on a regular basis by Republic Core's accounting staff.

We have not had, and we do not plan to have, the calculations made or the methodologies applied under our distribution policy subjected to stand-alone audits. As a result, our allocations of revenue to Republic Notes will not be audited. There can be no assurance that there will not be errors or misstatements in those calculations or methodologies, which could reduce the Distributions available to holders of Republic Notes.

Holders of Republic Notes will only have the right to certain Distributions and a preference to the Company's assets to prioritize the payment of such upon a dissolution of the Company and will not have any other material rights.

Holders of Republic Notes, like holders of other limited liability company membership interests, will have limited rights as holders of Class B limited liability company membership interests in the Company. Holders of Republic Notes also will not have any management right with respect to the Company. Further, holders of Republic Notes will not receive a right to any repayment of principal or interest, as might be expected under a traditional debt instrument, nor will holders receive any legal or contractual right to exercise control over the operations or continued development of Republic Core. Holders of Republic Notes will not have any material rights other than those disclosed in the applicable Form C filing as may be amended from time to time, any future disclosure filings, or as set forth in the LLC Operating Agreement.

Our cash and cash equivalents, and our ability to make Distributions to holders of Republic Notes, could be adversely affected if the financial institutions in which we hold our cash and cash equivalents or in which we maintain a segregated account for Republic Core Proceeds fail.

We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation ("**FDIC**") insurance limit. We also maintain one or more segregated accounts which hold Republic Core Proceeds at third-party financial institutions. If a financial institution's fails to return all or a portion of our cash balances upon request, or if a financial institution is subject to other adverse conditions in the financial or credit markets, access to our cash balances and our operating liquidity and financial performance, and our ability to make Distributions to holders of Republic Notes, could be adversely affected. The Company invests cash received in funds secured by U.S. Treasury Debt in excess of amounts insured by the FDIC. There is no assurance that the Holders of Republic Notes will be able to continue to earn interest. Once dividends are paid and the balance of cash we hold decreases, there will be less assets to earn interest and therefore interest income available for distribution will decrease in future periods. In addition, interest rates vary and the level of interest earned may decrease if interest rates on U.S. Treasury Debt decrease.

We may dispose of our assets without your approval.

Neither our certificate of formation nor the LLC Operating Agreement provides voting rights to holders of Republic Notes. Each Republic Note will entitle a holder to 0 votes on all matters submitted to a vote of Company securityholders. As a result, we, or all or substantially all of our assets, may be sold or otherwise disposed of, without any person having to seek the approval of any holders of Republic Notes. The only approval that would be required

for a sale or other disposal of all or substantially all of our assets would be the approval of Republic Parent, as the Managing Member.

We do not expect there to be any market makers to develop a trading market in the Republic Notes.

Most securities that are publicly traded in the United States have one or more broker-dealers acting as "market makers" for the security. A market maker is a firm that stands ready to buy and sell the security on a regular and continuous basis at publicly quoted prices. The Republic Notes do not currently have any market makers, nor do we expect that any will exist in the foreseeable future, which would likely contribute to a lack of liquidity in the Republic Notes and hamper the ability to trade the Republic Notes.

Insofar as any market makers develop a trading market in the Republic Notes, they, as registered broker-dealers, must comply with rules and regulations that are generally intended to prohibit them from taking advantage of information they obtain while executing orders (e.g., through the prohibition on "front running"). Market makers also have a duty to seek "best execution" with respect of certain transactions. If the market makers we may use in the future to execute our trades were to violate such rules and regulations and use data for their own benefit in violation of applicable rules and regulations, it could result in negative publicity for us by association. Additionally, if holders of Republic Notes, or other prospective investors, believe that they might get better execution quality (including better price improvement) directly from other markets or ATSs, or if there is a perception of a conflict of interest, or if they begin to disfavor the specific market markers with which we do business due to any negative media attention, they might come to have an adverse view of our business model and might decide to limit or cease investments in the Republic Note. Lastly, if any market makers become unwilling to continue developing a trading market in the Republic Notes (including, for example, as a result of unusually high volatility), the Company might have little to no recourse and, if there are no other market makers that are willing to develop a trading market in the Republic Notes, or if we are unable to find replacement market makers in a timely manner, the value of the Republic Notes may become impaired. This risk is particularly heightened for Republic Notes because fewer market makers are currently able to execute cryptocurrency or digital asset trades. For instance, in 2023, two prominent market makers announced their respective decisions to limit their offerings in cryptocurrency trading within the United States. Without additional market makers therefor, the risk that we may be unable to find suitable market makers to support Republic Notes is increasingly heightened. Any of the foregoing could adversely affect our business, financial condition, and results of operations, including the value of Republic Notes.

The cost of trading Republic Notes is uncertain and is not within our control.

Although we expect the transaction cost for trades on the Avalanche blockchain to be low, that cost is uncertain and is not within our control. Furthermore, the operator of the Avalanche blockchain may change the transaction cost for trades on the blockchain, from time to time, without input from or advance notice to us. A higher transaction cost could adversely affect the value of your Republic Notes.

You and any persons interested in acquiring Republic Notes from you may lack information for monitoring the value of the Republic Notes.

The Republic Notes do not have any information rights attached to them, and holders may not be able to obtain all the information they would want regarding Republic Core or the Republic Notes, other than what is required by law. As an Issuer under Regulation Crowdfunding, we are subject to certain disclosure and reporting requirements, namely, annual reporting obligations. We are not required to make the same level of public company reporting required of issuers in traditional public offerings.

In the future, we may not be subject to ongoing reporting requirements.

We may be eligible to terminate our ongoing reporting obligations pursuant to Regulation Crowdfunding. If we become eligible, and if we make this election in the future, we may choose not to file annual reports, audited financial statements, and other information required to be reported by Regulation Crowdfunding issuers that have not exited the Regulation Crowdfunding reporting regime. As a result, holders of the Republic Notes might receive less information about the status of our Company and the Republic Notes in the future as compared to the periodic reporting obligations under Regulation Crowdfunding.

Elections of rescission with respect to subscriptions for or purchases of Republic Notes could reduce the liquidity of Republic Notes.

We and Republic Parent previously offered rescission to persons who subscribed for Republic Notes or who purchased any instrument entitling them to receive Republic Notes. This rescission offer was wholly discretionary and is not based on any entitlement or contract. Elections of rescission could have an adverse impact on the liquidity of the remaining Republic Notes as there will be fewer Republic Notes in circulation and therefore less of a potential trading market. Further, rescission elections by early backers may affect the confidence of third parties in the value of the Republic Note. To date, no such claims have been exercised.

The Company and Republic Parent have not pursued the voluntary rescission offer contemplated and disclosed in previous offering materials.

The Company and Republic Parent previously stated that they had decided to voluntarily offer rescission to certain historic Republic Note investors who subscribed for or otherwise purchased Republic Notes prior to their ultimate designation as Class B Membership Interests in Republic Core LLC, as discussed further in "Relationship between the Company and Republic Parent". However, following the generation of the Republic Note Token, and during the Delivery process to Prior Investors, the Company did not affirmatively notify such prior investors of their eligibility to exercise the Company and Republic Parent's voluntary rescission offer. As of April 25, 2024, $5.8 million in investment commitments potentially subject to such offer have yet to claim their Republic Notes. Although Republic Core and Republic Parent believe any rescission claim is unlikely, such investment commitments could be realized as possible rescission claims due to the Company and Republic Parent's previous statements or otherwise. While this voluntary rescission offer to Prior Investors with respect to Prior Investment Agreements is wholly discretionary and is not based on any entitlement or contract, the Company faces reputational risk and a remote risk of legal action by any Investor who may have wished to exercise the rescission offer but was not provided an affirmative opportunity to do so.

As the Company and Republic Parent have not pursued the voluntary rescission offer contemplated and disclosed in previous offering materials, there are still millions of dollars of paid for but unclaimed Republic Notes due to certain prior investors.

The Company and Republic Parent previously stated that they had decided to voluntarily offer rescission to certain historic Republic Note investors who subscribed for or otherwise purchased Republic Notes prior to their ultimate designation as Class B Membership Interests in Republic Core LLC, as discussed further in "Relationship between the Company and Republic Parent". The Company and Republic Parent never pursued this voluntary recission offer and are not aware of any material or recurring requests for such. As of April 25, 2024, $5.8 million in investment commitments potentially subject to such offer have yet to claim their Republic Notes. Although Republic Core and Republic Parent believe any recission claim is unlikely, such investment commitments could be realized as possible rescission claims due to the Company and Republic Parent's previous statements or otherwise. The Company believes that the maximum potential liability arising from such rescission claims would be $5.8 million, which Republic Parent has agreed to indemnify the Company for. Nevertheless, payment of a large volume of unexpected rescission claims would reduce Republic Parent's operating cash flow and may indirectly or directly have a material adverse impact on the Company. Despite this possibility, the Company believes the likelihood of any such claims to be low.

Republic Note transactions may be irreversible and, accordingly, losses due to fraudulent or accidental transactions or technology failures in your wallet software may not be recoverable.

Transactions in the Republic Notes may be irreversible and, accordingly, a subscriber for of the Republic Notes may lose all his or her investment in a variety of circumstances, including in connection with fraudulent or accidental transactions, technology failures in wallet software, cyber-security breaches or other unforeseeable or unforeseen events. Losses due to fraudulent or accidental transactions may not be recoverable.

The popularity of digital asset securities offerings may decrease in the future, which could have an adverse impact on the digital asset security industry and market, and on our operations and financial condition.

In recent years, digital asset securities have faced complex legal and regulatory challenges. Any significant decrease in the acceptance or popularity of digital asset securities offerings could have an adverse impact on Republic Core's operations and financial condition.

A large majority of primary issuances of Republic Notes will be made to investors' respective digital wallets, which wallets will typically be limited to those developed by Republic Core and its affiliates on the Avalanche blockchain

(“Republic Wallets”). As a result, holders who receive Republic Notes pursuant to the Offering will generally have only one option for custody, which could affect the liquidity of Republic Notes.

Deliveries of Republic Notes may be made to primary offering investors’ respective digital wallets on the Avalanche blockchain, each a “Republic Wallet”. As the Company issues Republic Notes, Republic Notes will generally not be delivered to a digital wallet that is created, maintained or managed by a third-party service provider or a digital wallet hosting service, such as Coinbase. The most common way to hold Republic Notes at the time of this Form C is through self-custody wallets that can be created via a service developed by Republic Core and its affiliates, which may limit holders’ liquidity and custody solutions with respect to Republic Notes. Holders of Republic Notes may hold Republic Notes through third party wallet service providers under certain limited circumstances, namely when using third party wallets on the INX Platform to conduct secondary transactions, or when transferred under applicable conditions from a Republic Wallet to a third-party wallet. However, a new investor that would like to purchase, receive and hold the Republic Note would need to create a Republic Wallet or third-party digital wallet that supports the Avalanche blockchain, complete full Know-Your-Customer (KYC) verification through the Republic Note ecosystem platform, and once verified, supply the digital wallet address to the Company so that it can be recorded within the Republic Note Smart Contract with applicable transfer restrictions and permissions. This presents limited use cases for third-party wallet solutions.

Trading Republic Notes on the ATS or any other market that may develop in the future may be restricted by virtue of state securities “Blue Sky” laws that prohibit trading absent compliance with individual state laws.

Transfer of Republic Notes may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for any broker-dealers doing business directly or indirectly in the state. Before a security, such as a Republic Note, is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Because the Republic Notes have not been registered for resale under the blue-sky laws of any state, the holders of Republic Notes and persons who desire to purchase them on the ATS or any other trading market that might develop in the future, should be aware that there may be significant state blue sky law restrictions upon the ability of investors to sell the Republic Notes and of purchasers to purchase the Republic Notes. These restrictions prohibit the secondary trading of Republic Notes. Any applicable broker-dealer must also be registered in that state. Investors should therefore consider the resale market for Republic Notes to be limited, as any holder of Republic Notes may be unable to resell Republic Notes without the significant expense of state registration or qualification.

The number of securities traded on the INX ATS may be very small, making the market price more easily manipulated.

While we understand that many ATS platforms have adopted policies and procedures such that security holders are not free to manipulate the trading price of securities contrary to applicable law, and while the risk of market manipulation exists in connection with the trading of any securities, the risk may be greater for our Republic Notes because the ATS we choose may be a closed system that does not have the same breadth of market and liquidity as the national market system. There can be no assurance that the efforts by an ATS to prevent such behavior will be sufficient to prevent such market manipulation.

An ATS is not a stock exchange and has limited quoting requirements for issuers or for the securities traded.

Unlike the more expansive listing requirements, policies and procedures of the Nasdaq Global Market and other trading platforms, there are no minimum price requirements and limited listing requirements for securities to be traded on an ATS. As a result, trades of our Republic Note on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities.

The number of Republic Notes traded on an ATS, may be very small, which may limit their liquidity and make the market price more easily manipulated.

The risk of market manipulation exists in connection with the trading of any security. The risk may be greater for the Republic Notes because the ATS on which they trade, if at all, will be a system that does not have the same breadth of market and liquidity as a national market system. It is possible that there will be a limited number of Republic Notes on any ATSs, which could decrease the liquidity of the market. While we will attempt to limit the trading of Republic

Notes to ATSs that have adopted policies intended to prohibit manipulation of the trading price of securities, there can be no assurance that the efforts of the ATS or the security holders' broker-dealers will be sufficient to prevent such market manipulation. For example, a security holder may be able to manipulate the price by opening multiple accounts and trading among those accounts. In addition, if trading on the ATSs becomes unavailable, trading will be limited to certain private transactions.

Digital assets, such as the Republic Note, cannot be transferred through book entry accounting, and therefore, this may limit the liquidity of the Republic Note and the platforms willing to facilitate trading of the Republic Note.

Unlike traditional equity securities, digital assets, such as the Republic Note, cannot be transferred through book entry accounting and instead are transferred via transactions on blockchains. Many platforms will only list securities that are recorded via book entry and transferred thereby. Therefore, the Republic Note may not be a suitable asset for certain platforms and may not be listed or tradeable. This could limit the liquidity of Republic Notes, possibly reducing their value or making it harder, or even impossible, for holders to exit their positions. You should only subscribe for Republic Notes if you understand this risk and are willing to incur a total loss of capital.

Purchasers of Republic Notes that have a claim against the Company, to the extent that such claims are not subject to arbitration, must bring their complaint in any state or federal court located in New York, NY, which could limit the ability of holders of Republic Notes to obtain a favorable judicial forum for disputes with the Company.

The terms of the subscription agreement for Republic Notes investment provide that purchasers of Republic Notes that have a claim against the Company, to the extent that such claims are not subject to arbitration, must bring their complaint in any state or federal court located in New York, NY. This provision does not apply to actions arising under the Securities Act or the Exchange Act. This choice of forum provision may limit a Republic Note holder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our control persons, officers, or other employees, which may discourage such lawsuits against us and our control persons, officers and other employees. In addition, Republic Note holders who do bring a claim in the New York Supreme Court or its appellate divisions could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near New York State.

The enforceability of similar choice of forum provisions in other companies' governing documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Furthermore, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Investors in the Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement or participation agreement and may also be required to submit such claims to arbitration, which could result in less favorable outcomes to the plaintiff(s) in any action under either agreement.

Investors in the Offering are bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the particular agreement; and may also be required to submit such claims to arbitration, other than with respect to claims under the U.S. federal and state securities laws.

If we opposed a court proceeding based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. We note that, despite various cases in which the U.S. Supreme Court has affirmed the enforceability of arbitration agreements, the enforceability of mandatory arbitration provisions has recently been under review by various state and federal courts, and courts have limited these provisions' reach in various circumstances. We anticipate, given the history of courts' close scrutiny of individual-facing arbitration provisions and jury trial waivers, that future courts will continue to review and consider the enforceability of such provisions and, as courts continue to evolve their thinking on this issue, it is possible that certain state or federal courts may further limit the enforceability of such provisions. However, we believe that contractual mandatory arbitration and pre-dispute jury trial waiver provisions are generally enforceable, including under the laws of the State of New York, which laws govern the subscription agreement. In determining whether to enforce a contractual mandatory arbitration provision pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement.

If you bring a claim against Republic Core in connection with matters arising under the subscription agreement other than under U.S. federal and state securities laws, you may therefore not be entitled to a jury trial with respect to that claim, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against Republic Core under the subscription agreement, it may be heard only by an arbitrator or arbitrators, which would be conducted according to different procedures and may result in different outcomes than a trial by jury or a trial by judge would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision or arbitration is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. Furthermore, by agreeing to the provision, investors will not be deemed to have waived Republic Core's compliance with the federal securities laws and the rules and regulations promulgated thereunder or any rights held by the investor under federal securities laws and the rules and regulations thereunder.

Purchasers of Republic Notes from investors in the Prior Offerings via secondary transactions will not be bound by the subscription agreement and the corresponding waiver provisions referenced above.

Risks Related to the Republic Note Smart Contract and the Site

The Republic Note Smart Contract relies on software that is highly technical, and if it contains undetected errors, the Republic Note Smart Contract could be adversely affected.

The Republic Note Smart Contract relies on software that is highly technical. The software on which we rely, including the software governing the interactions of the Republic Note Smart Contract and the Avalanche blockchain, may contain such errors or bugs. Errors, bugs, or other defects within the software on which Republic Core relies may hinder our operations, compromise our ability to protect user data or our intellectual property, and result in harm to our reputation, any of which could adversely affect our business and the Republic Notes. Our use of blockchain and smart contract technology subjects us to risks associated with the use of new and novel technologies, including technical, operational, financial, regulatory, legal and reputational risks, as well as the risk that we may be unable to timely fully develop our blockchain-based applications or technologies or market, license or sell our blockchain-based applications or technologies successfully or profitably.

The Republic Note Smart Contract has been fully developed, but tools to track, monitor, exchange and manage the issuance of Republic Notes to ensure its continued functionality will likely be further developed by key technology employees or contractors of Republic Core, whose continued availability cannot be assured.

The Republic Note Smart Contract is fully developed, but related features to ensure its continued functionality will likely be developed in the future by, among others, several key technology employees or contractors of our Company. We are aware of a limited number of employees or contractors of ours who possess the necessary technological skills to develop the back-end infrastructure for the Republic Note Smart Contract. If Republic Core were to lose the services of any these key employees or contractors, it could be difficult or impossible to replace them. The loss of the services of any of these key employees or contractors could have an adverse effect on the ability of Republic Core to further develop, operate or maintain features of the Republic Note Smart Contract.

The Republic Note Smart Contract may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Republic Notes.

There can be no assurance that the Republic Note Smart Contract and the creation, transfer or storage of the Republic Notes will be uninterrupted or fully secure, which may result in impermissible transfers of Republic Notes, a complete loss of members' Republic Notes or an unwillingness of members to access, adopt and use Republic Notes. If any of the foregoing were to occur, this could expose us to liability and reputational harm and could curtail the value, use and attractiveness of Republic Notes.

A soft or hard fork with respect to Republic Notes on the Avalanche blockchain could affect your ability to receive Distributions.

A "soft fork" occurs when an updated version of the validating protocol is still "backwards compatible" with previous versions of the protocol. As a result, non-upgraded network participants with an older version of the validating protocol will still recognize new blocks or transactions and may be able to confirm and validate a transaction; however, the functionality of the non-upgraded network participant may be limited. Thus, non-upgraded network participants are incentivized to adopt the updated version of the protocol. The occurrence of a soft fork could potentially destabilize

transaction processing and increase transaction and development costs and decrease trustworthiness of a network. A "hard fork" occurs when the updated version of the validating protocol is not "backwards compatible" with previous versions of the protocol, and therefore, requires forward adoption by network participants to recognize new blocks, validate and verify transactions and maintain consensus on the relevant blockchain. Since the updated version of the protocol is not backwards compatible, a hard fork can cause the relevant blockchain to permanently diverge into two separate blockchains on a network. For example, in the case of Bitcoin, a hard fork created two new digital assets: Bitcoin Cash and Bitcoin Gold. The value of a newly created digital asset from a hard fork ("forked digital asset") may or may not have value in the long-run and may affect the price of other digital assets if interest and resources are shifted away from previously existing digital assets to the forked digital asset. The value of a previously existing digital asset after a hard fork is subject to many factors, including the market reaction and value of the forked digital asset and the occurrence of other soft or hard forks in the future. As such, the value of certain digital assets could be materially reduced if existing and future hard forks have a negative effect on their value.

Here, if a fork were to occur with respect to Republic Notes on the Avalanche blockchain, the ability of Republic Note holders to receive Distributions could be affected, could have a negative effect on the value of the Republic Notes, and could have a material adverse effect on our business, financial condition, and results of operations. While we believe that the Avalanche blockchain was designed to minimize the risks of forks, and while we do not believe that there is a significant risk of such a fork, it is nevertheless possible that a fork could occur, and that such a fork could result in disagreements regarding which fork of the blockchain should be recognized as legitimate. We expect to retain control over the Republic Note Smart Contract, even after a continuing fork or other modifications by third parties. Therefore, we believe that we would be able to resolve any such potential disagreements to ensure that holders of Republic Notes would not be substantially affected by such a fork. However, there is no assurance that we would be able to do so in a timely manner, or at all.

You will be responsible for securing and maintaining your private keys and otherwise following good cybersecurity practices. Failure to do so could result in the loss of your Republic Notes.

Digital assets are controllable only by the possessor of both the unique public key and private key or keys relating to the "digital wallet" in which the digital asset is held. Private keys must be safeguarded and kept private to prevent a third-party from accessing the digital asset held in such wallet. To the extent a private key is lost, destroyed, or otherwise compromised and no backup of the private key is accessible, holders of Republic Notes may be unable to access, and may effectively lose, the Republic Notes held in the related digital wallet, such as the Republic Wallet. Republic Note balances held in your digital wallet are associated with that wallet address's public key, which is in turn associated with your wallet address's private key. You are responsible for knowing your private key and keeping it secret. Because a private key, or a combination of private keys, is necessary to control and use Republic Notes stored in your digital wallet, the loss of one or more of your private keys associated with your digital wallet, or a malfunction in your digital wallet, could result in the loss of your Republic Notes. In addition, any third party that gains access to one or more of your private keys, including by gaining access to login credentials of a hosted wallet service you use, may be able to misappropriate your Republic Notes. Any loss of your Republic Notes due to theft or unauthorized use of any of your private keys may be final and result in the complete loss of your investment.

The historical performance of the Site is not an indication of its future performance.

It is impossible to predict whether the Site will maintain its current member base or continue to grow, nor is it possible to predict whether any security incidents will occur, or be perceived to occur, on the Site. The growth and stability of the Site is affected by many complex and interrelated factors. Past growth and performance of the Site are not indicative of its potential growth and performance in the future.

Negative publicity could adversely affect the Republic Ecosystem, our business, and the Republic Notes.

Negative publicity about the Republic Ecosystem, Republic Core, the Republic Notes, the Republic Note Smart Contract, the Avalanche blockchain protocol and the quality, security, and reliability of the technologies behind the foregoing could harm the Republic Ecosystem, our business and the Republic Notes. This may be true even if such publicity is inaccurate. Negative publicity could also relate to the accuracy and effectiveness of the mechanisms used in registering digital assets on the Republic Note Smart Contract, changes to the Republic Note Smart Contract, Republic Core's ability to effectively manage and resolve complaints, privacy, security or data protection practices, litigation, and regulatory activity. Such negative publicity could arise from many sources. Negative publicity, whether accurate or inaccurate, could negatively affect the Republic Notes.

Risks Related to Blockchain Technology

The Republic Note Smart Contract, the Avalanche blockchain, and the Republic Notes themselves may be the target of malicious cyberattacks or may contain exploitable flaws in their underlying code, which may result in security breaches and the loss or theft of Republic Notes. If these attacks occur or security is compromised, this could expose us to liability and reputational harm and adversely affect the Republic Notes.

The Republic Note Smart Contract and the Republic Notes represent untested technologies, and there can be no assurance that the Republic Note Smart Contract and the ownership and transfer of Republic Notes will be uninterrupted and fully secure. There could be unauthorized transfers of Republic Notes, a complete loss of a holder's Republic Notes, or an unwillingness on the part of investors to adopt and invest in Republic Notes. Moreover, the Republic Notes and the Republic Note Smart Contract (and any technology, including blockchain technology, on which they rely, such as the Avalanche blockchain) may be the target of malicious attacks seeking to identify and exploit technological weaknesses, which may result in the loss or theft of Republic Notes or other harms. These attacks may include, but may not be limited to, the following:

- A "Finney attack" occurs when an attacker enters into a transaction but does not announce it to the network. In such a case, the attacker can double-spend Republic Notes by transferring them to another user (for example, a merchant website) and then creating a new block of those same Republic Notes. For such an attack to be successful, the new block must be released so that it is added to the blockchain before the other user engages in a transaction. Once the block is accepted, the other user's transaction will not be accepted. Typically, users who accept "quick transactions" (which are accepted before the counterparty can confirm that the transaction has been written to the correct version of the blockchain) are vulnerable to this type of attack.

- A "Sybil attack" refers to a situation where a single unique user masquerades as multiple independent network nodes or users. This type of attack is difficult to defend against, even in theory, and may be used to game systems where distributions of rewards are designed to be based on unique user identities. Malicious users who adopt this sort of attack can subvert the system to receive Republic Notes as rewards, and thereby undermine the system generally.

These and other sorts of attacks may increase in frequency as more Republic Notes are issued, if they become more valuable, and in particular if they are held by an increasing number of members. Republic Core may attempt to take measures to increase security on the Republic Note Smart Contract, but there can be no assurance that any such measures will be successful, and they will inevitably depend in large part on member behavior. As a result, there may be a number of successful attacks against the Republic Note Smart Contract and Republic Notes and their holders. Such attacks may adversely affect the Republic Note Smart Contract in the specific ways described above, by reducing trust in the integrity of the Site and the Republic Notes, creating bad publicity, and ultimately reducing demand for the Republic Notes.

The Republic Note Smart Contract, the Avalanche blockchain and the Republic Notes themselves are vulnerable to risks arising from the new and untested aspects of their technologies.

Blockchain technology, which is sometimes referred to as "distributed ledger technology," is a relatively new, untested and evolving technology that represents a novel combination of several concepts, some of which may be present or absent in varying degrees across differing types of digital assets. These aspects include a distributed database or ledger that represents the total ownership of the assets at any one time, novel methods of authenticating transactions using cryptography across distributed network nodes, differing methods of incentivizing authentication by the use of rewards, and, in some cases, hard limits on the aggregate amount of assets that may be issued.

Accordingly, the further development and future viability of digital assets such as the Republic Note is uncertain, and a variety of challenges may prevent wider adoption. Examples of these challenges include the following:

- Scalability is a challenge for blockchains, because addition of records to a blockchain requires the network to achieve consensus through a validator mechanism, and delays and bottlenecks in the clearance of transactions may result.

- To the extent incentive payments are used to incentivize the validation of a transaction on a blockchain, these fees may spike during times of high transaction volume. Because Republic Notes are securities, these

incentive payments could also potentially raise regulatory issues related to whether the recipient of the fees is required to register as a broker-dealer under the Exchange Act. We believe that these rewards do not warrant a validator registering as a broker-dealer; however, there can be no assurance that regulatory agencies will agree with our position.

- In the case of many blockchains, during the validation process, competing forks of the blockchain may arise. As a result, a block is often not considered to be irreversibly included in the blockchain until several additional blocks have been added to it, and occasionally blocks with a handful of confirmations can be dropped and modified. Applications built on top of a blockchain that do not wait a sufficient period before treating the blockchain as permanently written may lose assets and funds in exchange for blockchain payments that are never completed. The Avalanche blockchain has been designed to avoid forking problems that affect other blockchains. However, there can be no assurance that the Avalanche design will prevent all forks, and there may still be unexpected forks in the Avalanche blockchain.

- Because the blockchain has no gatekeepers, malicious users cannot be banned from the network. These users may drive out honest users through repeated attacks or by malicious behavior on applications that permit user-to-user interaction.

Moreover, advances in cryptography or other technical advances, such as the development of quantum computing, could present risks to Republic Notes, the Republic Note Smart Contract, or the Avalanche blockchain, by undermining or vitiating the cryptographic consensus mechanisms that underlie the blockchain protocols. Similarly, legislatures and regulatory agencies could prohibit the use of current or future cryptographic protocols, which could limit the utility of Republic Notes, the Republic Note Smart Contract, or the Avalanche blockchain.

Changes made to the Avalanche blockchain over time, including by developers over whom Republic Core has no influence or control, could adversely affect the Republic Notes.

Over time, changes may be made to the Avalanche blockchain, including by software developers over whom Republic Core has no influence or control. Such changes could modify the underlying functionality of the blockchain in ways that introduce errors or reduce functionality, and thereby adversely affect the Republic Notes or the Republic Note Smart Contract. Any such changes could lead to ownership or transfer problems, the creation of unreliable records of valid Republic Note transactions, the generation of invalid Republic Note transactions, or other harms. In any such case, holders of Republic Notes could be damaged, and our business could be adversely affected.

The Avalanche blockchain has not yet been widely recognized and accepted.

The Avalanche blockchain represents relatively new blockchain technology, and it has not yet been as widely recognized or accepted as other forms of blockchain technology, such as the Bitcoin and Ethereum blockchains. The relative novelty of Avalanche technology may create various problems for us, including reticence on the part of investors to purchase securities generated on such a blockchain or other difficulties with market understanding or acceptance. Any of these outcomes or events could adversely affect our business and the Republic Notes.

The further development and acceptance of blockchain networks are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets could have an adverse effect on the Republic Notes.

Republic Notes may be adversely affected if there is no further development of the Avalanche blockchain network. However, whether such development will take place is subject to a high degree of uncertainty. Factors affecting the further development of blockchain networks include, without limitation:

- worldwide growth in the adoption and use of digital assets and other blockchain technologies;

- the maintenance and development of the open-source software protocols of blockchain networks;

- changes in consumer demographics and public tastes and preferences;

- the availability and popularity of new forms or methods of buying and selling goods and services, or trading assets, including new means of using existing networks;

- general economic conditions in the United States and the world;
- the impacts of major events such as pandemics and climate change;
- the regulatory environment relating to blockchains; and
- declines in the popularity or acceptance of blockchain-based assets.

The slowing or stopping of the development, general acceptance, adoption, and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the Republic Notes.

Switch from Algorand Blockchain to Avalanche Blockchain.

As of November 22, 2023, the Company re-deployed the Republic Note Smart Contract from the Algorand blockchain to the Avalanche blockchain. This change was driven by a strategic reassessment of the technical infrastructure and user experience considerations. The decision to switch platforms is intended to address several identified complexities that impacted the Company's ability to efficiently manage and distribute digital assets. While the transition to Avalanche is designed to mitigate specific operational and technical challenges, it also introduces new risks that must be considered, including unforeseen issues in migrating to a new blockchain platform, dependency on the development and stability of the Avalanche network, and the need for the Company to adapt to a different technological framework. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, governance decisions or other changes to the Avalanche blockchain network may occur from time to time, which can cause incompatibility, technical issues, disruptions, or security weaknesses to trading platforms or render certain digital assets valueless. If Republic Core or Avalanche is unable to identify, troubleshoot and resolve any such issues successfully, the Avalanche Blockchain may no longer be able to support the Republic Notes and Republic Notes may be frozen or lost, transactions may be cancelled, the security of the Republic Notes or the Republic Wallets may be compromised and the trading platforms and technical infrastructure may be affected, all of which could adversely impact Republic Core's reputation, business, operating results, financial condition and share price and otherwise impair the value of the Republic Notes.

Republic Core may not be able to prevent changes to the Avalanche blockchain that could harm the functionality of Republic Notes.

Due to the decentralized nature and governance structure of the Avalanche blockchain, no central authority or system administrator exists with the power to preclude all potentially adverse changes to Avalanche blockchain protocols. Consequently, Republic Core is unable to assure that the Avalanche protocols will continue to be compatible with and supportive of the ownership and use of Republic Notes. For example, the possibility exists that a malicious actor could obtain, and stake, a supermajority of Republic Notes on the Avalanche blockchain, such that the actor is able to alter governing protocols, prevent the confirmation of new transactions, reverse previously completed transactions, or otherwise exercise control in a manner adverse to the continued operability of the Republic Notes or the interests of Republic Note holders. Such changes to the underlying protocols on which Republic Core's technology relies could render the Republic Notes inoperable or reduce their utility or attractiveness. Moreover, whether any malicious actor actually takes such actions, concerns that the possibility of blockchain breakdowns or other problems may cause users to lose confidence in the blockchain protocol and its continued viability. This in turn could adversely affect Republic Core, its operations, and the Republic Notes. Due to similar factors, improvements or bug fixes to the Republic Note Smart Contract may be difficult or impossible to make.

Republic Core may opt at any point to deploy the Republic Notes on a different blockchain network.

At any point, in responses to technological and/or regulatory changes affecting the prospects of a blockchain network, Republic Core may opt to re-deploy the Republic Note on a different blockchain network, as it has done with the Avalanche blockchain, provided that its decision to do so was made in good faith to protect the interests of holders or *entitlees* of Republic Notes, including to ensure the security of such holders' assets and reduce the transaction costs and burdens to such holders. In such an instance, Republic Core will provide holders or *entitlees* of Republic Notes with a prompt notice of such a change upon such a decision being made and to ensure Investors are equipped with the necessary tools to exchange or receive Republic Notes issued on a different blockchain and ensuing Distributions to which they are entitled are deliverable.

Risks Related to Regulation

There are uncertainties related to the regulations governing blockchain technologies and digital assets, and new regulations or policies may materially adversely affect the Republic Notes.

The regulation of assets such as the Republic Notes and related technologies (such as blockchains) involves uncertainty as to how existing law will apply, is likely to rapidly evolve as government agencies take greater interest, and can vary significantly among international, federal, state, and local jurisdictions. Because of the differences between the Republic Notes and traditional securities, there is a risk that issues that might easily be resolved by existing law if traditional securities were involved may not be easily resolved for the Republic Notes. It is possible that securities regulators may interpret laws in ways that adversely affect the Republic Notes. It is difficult to predict how or whether regulatory agencies may apply existing or new regulations with respect to the Republic Notes, the Republic Note Smart Contract, and the Avalanche blockchain.

We could become a "reporting company" under the Exchange Act with significant additional reporting obligations if we exceed $25,000,000 in Gross Assets.

Under Regulation CF, we will have limited ongoing reporting obligations to investors relative to the obligations of companies that are "reporting companies" for purposes of the Exchange Act. The exemption that allows this lighter reporting, however, is in part dependent on the use of a transfer agent with respect to a company's securities, as well as current ongoing annual reports related to Regulation CF and maintaining gross assets of $25,000,000 or less gross assets as of the end of the most recently completed fiscal year.

The Company has engaged Brassica as Transfer Agent with respect to its securities, is current in its ongoing annual reports, and currently maintains gross assets less than $25,000,000. In the event, however, that the Company's gross assets go beyond $25,000,000, and the Company does not comport with Exchange Act Rule 12g-6 (17 C.F.R. § 240.12g-6), it could become a "reporting company," and the Company might be required to file the full set of reports required of a reporting company. If so, we would need to spend considerable additional time, effort and expense preparing and providing the required reports. This could have an adverse effect on our operations, and would require significant attention from management, which in turn could affect our business and the Republic Notes. In anticipation of the Offering, Republic Core has undertaken an analysis of Section 12(g) of the Exchange Act and determined it is unlikely at this time or in the near future that Republic Core would be required to becoming a "reporting company" without regard to Regulation Crowdfunding, reporting scheme; however, if this analysis were to change, the cost and time it would take to register the Republic Notes and abide by the reporting requirements applicable to a registered security could have a material adverse effect on our operations, specifically with respect to our internal controls, legal and regulatory costs and liquidity related to funding such activities.

We do not intend to register the Company or the blockchain as an exchange or ATS.

We have taken the position that neither the Company nor the blockchain should be viewed as an exchange or an ATS, primarily because each proposed transaction involving Republic Notes on the network will be individually negotiated and implemented. It is possible that the SEC or another regulator would disagree with our position. If so, we could be forced to register the network and/or the blockchain as an exchange or ATS and comply with applicable law, which could lead to significant costs to Republic Core and could force Republic Core to change or cease its operations. Any of these developments could decrease the value of the Republic Notes.

We do not intend to register the Company or the Blockchain as a clearing agency.

Certain activities conducted with respect to the Republic Notes could be viewed as triggering a requirement that the Company or the blockchain register as a clearing agency. We do not believe that such registration is required, but it is possible that the SEC or another regulator would disagree with that position. If so, we or the blockchain could be required to register as a clearing agency, and comply with law applicable to clearing agencies, which could lead to significant costs to us or the blockchain and could force us to change or cease our operation or support of the blockchain. It could also lead to considerable uncertainty as to how we or the blockchain would comply with regulation, which would likely result in a need for a relatively long registration process and could ultimately prove prohibitive to our business model. Any of these developments could adversely affect the value of the Republic Notes.

We are not registered as a money transmitter or money services business, and our business may be adversely affected if we are required to do so.

We believe that the Company is not a money transmitter or engaged in a money services business. If the Company were deemed to be a money transmitter and/or a money services business, it would be subject to significant additional regulation. This could lead to significant changes with respect to our operations, how the Republic Notes are structured, how they are purchased, subscribed for and sold, and other issues, and would greatly increase our costs in creating and facilitating transactions in the Notes. It could also lead to the termination of the Republic Notes or a decrease in their value. In addition, a regulator could take action against Republic Core if it views the Republic Notes and/or the Republic Note Smart Contract as a violation of existing law. Any of these outcomes would negatively affect the value of the Republic Notes and/or could cause Republic Core to cease operations.

We are not licensed to conduct a virtual currency business in New York and do not intend to become licensed in any other state that may require licensing in the future. We have taken the position that New York's BitLicense Regulatory Framework does not apply to our offer of Notes, because they are Securities issued under a registration exemption. It is possible, however, that the New York State Department of Financial Services could disagree with our position.

We are not licensed to conduct a virtual currency business in New York or any other state. We have, however, taken the position that the State of New York's BitLicense Regulatory Framework does not apply to the offer and sale of securities like the Republic Notes—including issuances pursuant to SAFE-STs personally issued to persons located in New York. It is possible that the New York State Department of Financial Services could disagree with our position. If we were deemed to be conducting an unlicensed virtual currency business in New York, we could be subject to significant additional regulation and/or regulatory consequences. This could lead to significant changes with respect to the operation or planned operation of the Republic Note Smart Contract, how the Republic Notes are structured, how they are purchased, subscribed for and sold, and other issues, and would greatly increase costs in creating and facilitating transactions in the Republic Notes. It could lead to the termination of the Republic Notes or decreases in the value of the Republic Notes. In addition, a regulator could take action adverse to us, users of the Note Smart Contract, the Note Smart Contract itself or the Republic Notes. Any of these outcomes would negatively affect us, the Note Smart Contract, including its further development, and the value of the Republic Notes and/or could cause us to cease operations.

Currently, New York is the only state that requires a license to operate a virtual currency business, but it is possible that other states may require licenses in the future. If additional states begin to regulate virtual currency businesses as New York has, or impose other regulatory restrictions, and take the position that we are operating regulated virtual currency businesses, it could have a material adverse effect on our ability to operate in those states, or for holders of the Republic Notes to engage in any activities related to the Republic Notes in those states, which could affect the value of the Republic Notes. This could also lead to the potential legal consequences described above with regard to New York.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations or otherwise harm our business.

We are subject to a variety of additional laws and regulations in the United States and abroad that involve matters central to our business, including member privacy, blockchain technology, data protection and intellectual property, among others. Foreign data protection, privacy, other laws, and regulations can be more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

The growth of our business may increase the potential of violating applicable laws and regulations. The risk of our Company being found in violation of these or other laws and regulations (in the United States or abroad) is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts and are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including penalties, damages, and fines, we could be required to refund payments received by us, and we could be required to curtail or cease our operations or modify our practices or procedures. Existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products and services, including in

connection with the Site, result in negative publicity, increase our operating costs, require significant management time and attention and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Republic Core LLC (formerly known as Republic Block LLC) is a Delaware limited liability company formed on March 8, 2019. We are headquartered at 149 Fifth Avenue, 10th Floor, New York, NY 10010, USA, telephone +1-212-401-6930. Our email address is core@republic.co.

Republic Core LLC (the "Company," "Republic Core," "we," "us," or "our") is a technology company that provides strategic technology and other business services to other clients. The Company, together with its parent company OpenDeal Inc. dba Republic ("Republic Parent") and its affiliates, is a multi-faceted technical and advisory business focused on capital markets ("Republic Ecosystem"). The Company provides back-end and front-end technical and logistics support for financial service providers like funding portals, broker dealers, and investment advisors. Specifically, the Company receives service fees for the rendering of its technology services.

The Company was formed by Republic Parent as a technology, intellectual property and community engagement operating subsidiary and acquisition vehicle. Shortly after formation, the Company acquired compliance software solutions from RenGen. The Company then acquired certain intellectual property and goodwill from SheWorx LLC, a female focused community building network.

The Company was then used by Republic Parent to consolidate and streamline the technology services required and used by Republic Parent's other operating subsidiaries, including, but not limited to, OpenDeal Portal LLC (referred to in this Form C as Republic Crowd-Invest) and Republic Maximal LLC (referred to in this Form C as Republic Private Capital), and its subsidiaries, Republic Capital GP LLC, Republic Capital Adviser LLC, and Republic Crypto GP LLC, all of which are members of the Republic Ecosystem, a multi-faceted technical and advisory business focused on capital markets that consists of Republic Parent and its affiliates (which includes Republic Core).

In addition to providing technical and community-support services, Republic Core provides platform services using intellectual property that it licenses from Republic Parent under a semi-exclusive, revocable, perpetually renewable license. The same intellectual property has been and will continue to be used for the issuance and maintenance of the Republic Note.

The Company also provides limited, non-recurring services to unaffiliated clients, and we may expand those services in the future.

Republic Parent owns all the Class A limited liability company membership interests in Republic Core and, as such, has the power to appoint Republic Core's Managing Member. Republic Parent is currently the Company's Managing Member. Republic is a brand known for its mission of, and track record in, improving access and inclusion in entrepreneurship and helping democratize the private capital markets. Republic has raised over 200 million in funding from AngelList, Binance Labs, the Algorand Foundation, East Chain Company, Galaxy Digital, ZhenFund, Passport Capital, the Motley Fool Ventures, Valor Equity Partners and over a dozen other noted institutional investors. Republic has also fostered a growing network of advisors who are leaders in tech (such as Naval Ravikant and Peter Diamandis), finance (such as Cody Willard and Todd Rupert), and impact (such as Shiza Shahid, former CEO of the Malala Fund). On September 1, 2022, Republic Parent completed its acquisition of Seedrs Limited, a securities crowdfunding platform in the United Kingdom and Europe.

An organizational chart, as of July 10, 2024, of Republic Parent, Republic Core and related subsidiaries and affiliates within the Republic Ecosystem is depicted below:


OpenDeal Inc.
Republic Digital GP LLC
Republic Digital Manager LLC
Fig Publishing, Inc.
OpenDeal Portal LLC
Republic Core LLC
Republic Fund Admin LLC
Republic Operations LLC
Wallaby Crypto LLC
Wallaby Manager LLC
Republic International Cayman
Republic Maximal LLC
OpenDeal Broker LLC
Republic Investment Services LLC
Republic Crypto LLC
Republic Deal Room Holdings LLC
Republic International Limited
Seedrs Limited
Republic Marketing Studio LLC
Arsenal+ Fund I GP LLC
Arsenal+ Fund I, LP
Republic Deal Room GP LLC
Republic Deal Room Advisor LLC
OpenDeal Korea Limited
Angelweb Unipessoal Lda.
Arsenal+ Fund II GP LLC
Republic Crypto GP LLC
Republic Deal Room Master Fund, LP ▲
RxR Republic RE7 Limited
Seedrs Europe Limited
Republic Crypto GP II, LLC
Republic Master SPC Ltd.
Republic Markets Jersey Limited
Seedrs Nominee Limited
Republic Master Fund, LP ▲
Republic Capital Adviser LLC
Republic Holdings Ltd.
Republic Node Jersey Limited
R/Capital Venture Fund I GP LLC
R/Capital Venture Fund I (BVI) GP Ltd.
Republic Technology Ltd.
Organizational Chart of OpenDeal Inc. (Republic)
▲ Limited Partnership
North America
Europe
Asia
— Wholly-Owned
- - Partial Ownership
Republic Capital GP LLC
Republic Capital Master Fund LP ▲
Web3 Fund I GP LLC
Web3 Fund (BVI) GP Ltd.

The Republic Ecosystem

The Republic Ecosystem is a group of companies working to help private businesses and technology startups raise capital from both non-accredited and accredited investors. The nexus of the Republic Ecosystem is the website at www.republic.com (the "**Site**"). The Site enables visitors to review the products and offerings on Republic Crowd-Invest and to subscribe to such offerings, including sending consideration and receiving signed subscription documents; in limited circumstances allows qualified participants to indicate interest in investing through the syndicates organized by Republic Private Capital; and provides educational information and content about other member entities of the Republic Ecosystem. The Site also allows certain other affiliates in the Republic Ecosystem to conduct self-hosted securities offerings or to provide landing pages and technical infrastructure for such affiliates' clients.

The first company in the Republic Ecosystem was Republic Crowd-Invest, a funding portal that has been operating under Regulation Crowdfunding since July 2016. Republic Parent originally operated Republic Crowd-Invest, but later contributed its SEC license, and the Financial Industry Regulatory Authority ("**FINRA**") membership to the current entity operating Republic Crowd-Invest, in 2018. As of December 31, 2023, Republic Crowd-Invest had facilitated over $260 million of investments into nearly 600 companies across a range of industries, including fintech, consumer packaged goods ("**CPG**"), biotechnology, blockchain, Software as a Service ("**SaaS**"), hardware, cannabis, and many others.

In 2019, Republic added Republic Private Capital, an investment advisory firm, to its ecosystem. Republic Private Capital advises several venture funds and special purpose vehicles that invest primarily in technology companies, and whose investors are principally qualified clients, qualified purchasers, and institutional investors. As of December 31, 2023, Republic Private Capital has deployed over $600 million towards investments it manages and registered with the SEC as a Registered Investment Adviser in the third quarter of 2021. In January of 2022, Republic Capital Adviser LLC, a wholly owned subsidiary of Republic Maximal LLC, under the same management, assumed the majority of Republic Maximal's business through the filing and acceptance of a successor registration with the SEC.

In addition to Republic Crowd-Invest and Republic Private Capital, the Republic Ecosystem is composed of other businesses in validation or dormant stages, and we expect that more businesses will be added over time. We estimate that, as of December 31, 2023, over 1,200,000 members have been registered through Republic Ecosystem affiliates, including accounts for individual investors, high net worth individuals, and venture capital firms, among others. We define "members" as any person who has made an account, or in certain circumstances associated with acquisitions, on whose behalf an account has been made, on the website found at https://republic.com, including but not limited to its branches at https://republiccapital.com, and https://advisory.republic.com, and https://republic.com/fig; these members have been registered with Republic Parent, Republic Crowd-Invest, Republic Private Capital, OpenDeal

Broker LLC (the "**Capital R**"), Republic Advisory Services, Fig Publishing, Inc. ("**Fig**"), Republic Deal Room Holdings LLC ("**Republic Deal Room**") and the brands maintained by Republic Core, including SheWorx and RenGen. In limited circumstances, a member may only have an email address associated with the Site that allows them to receive a newsletter or statutorily required disclosures. All such accounts are being hosted by Republic Core as the technical center of the Republic Ecosystem. Fig, Republic Deal Room and other entities in the Republic Ecosystem contract with Republic Core from time to time for technological services to facilitate their businesses.

On October 1, 2020, in a series of agreements between Republic Parent, Republic Core, The Next Seed, Inc. ("**NextSeed**"), and other subsidiaries of NextSeed, Republic Parent acquired certain intellectual property, licensure rights and goodwill related to NextSeed and Republic Core received 100% of the equity interest in NextSeed Services, LLC ("**NS Services**"), which was subsequently been renamed Republic Investment Services LLC, in exchange for the right to 1,200,000 Republic Notes (the "**NextSeed Transaction**"). NS Services has technological and operational capabilities that allowed it to provide technological and operational support to debt repayment, revenue sharing, and other services related to securities offerings hosted by registered intermediaries; Republic Core did not have equivalent capabilities at the time of that transaction and has not developed such capabilities separately from NS Services. As part of the NextSeed Transaction, Republic Core was obligated to pay NextSeed $330,000 for certain transition services (the "**NextSeed Transition Services Agreement")** provided until December 31, 2020. Republic Core then paid an additional $330,000 to extend the term of the NextSeed Transition Services Agreement for an additional three months. Republic Core and NextSeed further agreed to extend the term of the NextSeed Transition Services Agreement, indefinitely, as of April 1, 2021, on a month-to-month basis, for certain limited services and expenses associated with operation of NS Services; we estimate the monthly cost of this month-to-month obligation be approximately $35,000. Republic Parent incurred additional obligations in the NextSeed Transaction, including certain security interests, reverse participation rights and stock options in connection with the employment of personnel, none of which affect Republic Core's operations or finances. Republic Parent amended certain of those rights in September of 2021; none of such amendments affect Republic Core's operations or finances. Republic Core intends to transition services NS Services currently provides into its own suite of services to provide further value to the Republic Ecosystem, which may require further payments to NextSeed for additional transitional services. The transitional payment amounts do not include licensure rights as Republic Parent already owns the NextSeed trademark and domain. On September 1, 2021, Republic Parent acquired the remainder of NextSeed's assets for cash and certain convertible securities to shares of Republic Parent's preferred stock. As part of the transaction, 100% of the equity interest in NextSeed Technology, LLC was contributed to Republic Core, without further consideration from Republic Core. Neither Republic Core nor Republic Parent acquired an interest in NextSeed Management LLC through this transaction. Republic Investment Services LLC (f/k/a/ NextSeed Services LLC) has no assets, and its sole obligations are regarding payment agent duties under debentures previously issued via the NextSeed platform, which Republic Core acquired to service the business line it previously acquired from NextSeed. NextSeed Technology, LLC has certain code and contracts related to such code which Republic Core intends to integrate into its services; NextSeed Technology, LLC has no liabilities. On January 31, 2023, NextSeed Technology, LLC, in association with an orderly wind-down, assigned all its assets to its sole member, Republic Core LLC, and then dissolved via the filing of a certificate of cancellation with the State of Delaware. Either of Republic Parent and Republic Core, or their affiliates were provided the option to purchase the membership interest in NextSeed Securities, LLC, an SEC-registered broker dealer for $10,000 during the two year period after the closing of the above described transaction upon receipt of the necessary regulatory approval; on May 27, 2022, Republic Parent and its subsidiary the Capital R informed FINRA and the Next Seed, Inc. of their intent to exercise the option and a continuing membership application is in process. On December 14, 2022, FINRA approved the continued membership application and on December 23, 2022, OpenDeal Broker LLC acquired NextSeed Securities, LLC; the two merged on January 1, 2023, with NextSeed Securities LLC surviving and renaming itself OpenDeal Broker LLC and assuming all of OpenDeal Broker LLC's obligations and contractual arrangements, including the service agreements with Republic Core, as of January 1, 2023. Republic Core further provided a written consent to continue the service agreement in place with OpenDeal Broker LLC.

Republic Core provides ongoing services to Republic Crowd-Invest and Republic Private Capital (our "**Clients**"), and provides certain services to other affiliates, including, but not limited to, Republic Deal Room Holdings, Fig Publishing Inc., and OpenDeal Broker LLC, in exchange for certain cash payments and occasionally directly with such affiliates' clients on an ad hoc basis, such as building out custom websites which connect to the Site's backend which can result in hundreds of thousands of dollars paid to Republic Core; such services provide Republic Core with non-recurring revenue. These activities, which help sustain Republic Core do not result in amounts which will be deemed Republic Core Proceeds and therefore do not benefit Republic Note holders. During the periods ending December 31, 2023, and 2022, Republic Core entered into 5 and 6 non-recurring contracts entitling it to recorded revenue of $254,000 and approximately $1,204,000 respectively. As of December 31, 2023, the Company had deferred revenue related to two Tech Services agreements totaling $23,097. The revenue related to these agreements will be

recognized during the twelve months ending December 31, 2024. As Republic Core intends to provide other services and to develop additional revenue sources in the future; Republic Core expects such new sources of revenue will be sufficient to satisfy Republic Core's expenses including the payments to Republic Parent pursuant to the Intercompany Agreement (as defined below). Some of these revenue streams relate to a newly launched subscription service, which may change the frequency and character of the revenue–and its success of which is unknown given the lack of a prior historical precedent.

Non-recurring portions of Republic Core's revenue are derived from (i) any realized in-kind commissions that Republic Crowd-Invest has earned and will earn from companies successfully raising funds on www.republic.com, and (ii) any realized carried interest that Republic Private Capital has earned and will earn from the investment funds it advises. The Company has, and will continue to, accumulate a cash balance from this non-recurring revenue. Using this accumulated cash balance from non-recurring revenue from Republic Crowd-Invest and Republic Private Capital, which is, and will continue to be, held in a segregated account at a financial institution, the Company will make Distributions to the holders of Republic Notes. As a result, holders of Republic Notes may share indirectly in the growth and success of Republic Core, which in turn will benefit from Republic's success as a fundraising and investing ecosystem.

Relationship between the Company and Republic Parent

Republic Core was created by Republic Parent in 2019 as a vehicle to acquire various pieces of intellectual property that Republic Parent believed would be valuable to the Republic Ecosystem. Since our formation, we have been wholly dependent on Republic Parent for substantially all our operating capital, intellectual property, staff, and operations. Throughout the Republic Ecosystem's growth, Republic Parent realized that numerous services and functions were being replicated both through the Republic Ecosystem Site, and at individual entity levels, sometimes at high cost and in a less than efficient manner, therefore in the latter half of 2019, in anticipation of our assumption of the role of becoming the functional core of the Republic Ecosystem, Republic Parent took various steps to provide for a consolidation of services and functions within the Republic Ecosystem. Republic Core and Republic Parent entered into that certain Intercompany Licensing and Asset Transfer Agreement (the "**Intercompany Agreement**") effective as of January 1, 2020, and amended and restated as of January 1, 2021, and further amended as of January 1, 2022, to achieve the consolidation goals previously mentioned. Specifically, under the Intercompany Agreement, Republic Parent (i) provides to Republic Core a license (the "**Republic IP License**") to (A) licensed trademarks and trade dress associated with the operations of the Clients and (B) software which is necessary for the operations of such Client's operations, including a codebase (collectively the "**Republic IP**") and (ii) transferred, assigned and contributed to Republic Core assets, including employee and service agreements that support the operations of Republic Core's current Clients. The Republic IP License is a semi-exclusive, worldwide, perpetually renewable, revocable one-year license which will require Republic Core to make necessary payments to Republic Parent and meet the terms and conditions including the payment of $12,500 quarterly ("**Republic IP License Fee**") by Republic Core to Republic Parent. Any adjustment to the Republic IP License Fee will be made at the renewal of the term of the Intercompany Agreement, with reasonable notice provided by Republic Parent to Republic Core. The Republic IP License states that the parties intend that Republic Core will enter into separate service agreements with its current Clients in order for such entities to continue their operations, and providing such services to Clients are an express condition of the Republic IP License, pursuant to written master service agreements that Republic Core has entered into with each Client (collectively, our "**Core Proceed Producing Client Contracts**"), in each case effective as of January 1, 2020. On or about March 15, 2024, and Effective January 1, 2020, the master service agreement between Republic Core and Republic Crowd-Invest was amended and restated to retroactively account for past, and potential future, variance in fees billed by Republic Core for escrow establishment and Bad Actor Check-related services. The terms of this Amended and Restated agreement have no impact on Core Proceeds for the purposes of the Note.

On or about April 1, 2022, and as amended on August 1, 2022, Republic Core and affiliate the Capital R entered into a master service agreement which provides for (i) $15,000 per quarter of fees for the use of the Republic IP, (ii) reimbursement of $1,500 for each escrow account the Capital R uses via BankProv's integration with Republic Core and (iii) certain reimbursements for cash outlays fronted by Republic Core.

On or about June 1, 2022, and as amended on August 1, 2022, Republic Core and affiliate Republic Deal Room entered into a master service agreement which provides for (i) $10,000 per quarter of fees for the use of the Republic IP, (ii) reimbursement of $1,500 for each escrow account the Capital R uses via BankProv's integration with Republic Core and (iii) certain reimbursements for cash outlays fronted by Republic Core.

As the master service agreements with the Capital R and Republic Deal Room do not provide for payments that may accrue to Republic Note holders, they are generally not referred to as a Client Contract(s) herein.

Pursuant to the Intercompany Agreement with Republic Parent, we paid Republic Parent $2,000,000 in 2020 upon the completion of the offering of Republic Notes pursuant to Rule 506(c) of Regulation D. Proceeds raised under the Prior Offerings were utilized primarily for the Company's Operating Expenses. The Intercompany Agreement obligates Republic Core to reimburse Republic Parent for certain operational expenses borne by Republic Parent. If Republic Core obtained these services directly and not from Republic Parent, Republic Core would incur additional expenses for personnel and/or for third party services. These operational expenses include the salaries of our executives, our telecommunications equipment and the provision of certain financial services and are reimbursed to Republic Parent at market rates, without interest, markup, or servicing fees. Such reimbursements currently equal approximately $200,000 per month, although we have not made any payments to Republic Parent due to offsetting debt obligations owed by Republic Parent to Republic Core. Republic Core and Republic Parent believe that the amount Republic Parent and affiliates owe Republic Core, after netting out offsetting current and anticipated liabilities, approximately $5,900,000. We expect to continue to offset this debt obligation and to forgo payments to Republic Parent in the foreseeable future. We will not use non-recurring revenue from our Clients subject to Core Proceed Producing Client Contracts, which Republic Note holders may be entitled to, to make these payments. Payments of these amounts to Republic Parent will not impact our ability to pay the Distributable Amount to Republic Note holders, as the amount payable to Republic Note holders will come solely from non-recurring revenue from our Clients subject to Core Proceed Producing Client Contracts for the benefit of Republic Note holders. The Company will use Republic Core Proceeds to pay Republic Note holders and will not use Republic Core Proceeds to pay expenses, such as our obligations under the Intercompany Agreement. Further, pursuant to the Intercompany Agreement, Republic Core is required to reimburse Republic Parent for certain agreed upon operating expenses in which Republic Parent pays for, for the benefit of Republic Core. Republic Core does not believe paying the Republic IP License Fee will have any impact on the Distributions to Republic Note holders, as Republic Core Proceeds will not be used to pay the Republic IP License Fee (or any other Republic Core expenses or obligations, other than those to Republic Note holders).

The Company believes the Republic IP License Fee is fair given the length of time and capital expenditure made by Republic Parent developing the IP and securing the related assets. The Company acknowledges that the below-market cost of the Republic IP License Fee is borne by the ancillary costs associated with the use of the Republic IP License.

Since 2018, Republic Parent has sold certain simple agreements for future equity and security tokens (each a "**SAFE-ST**") to fund the Republic Ecosystems' growth and to develop the Republic Note. Republic Parent used the proceeds from the sales of the SAFE-STs to fund the development of Republic Crowd-Invest and Republic Private Capital, to acquire the assets held by Republic Core and to develop the Republic Note. Each SAFE-ST allows for its holder to select a percentage of its face value to be allocated toward Republic Notes and the remainder to remain outstanding as a right to future equity in Republic Parent.

In a series of separate actions, Republic Parent assigned to Republic Core the obligations under certain SAFE-STs previously issued by Republic Parent to deliver Republic Notes to investors in those SAFE-STs. This was done as the monies contributed by SAFE-ST investors with respect to their Republic Note allocations (as then contemplated by the SAFE-ST) were largely used for the development of the Republic IP that Republic Core uses today, including, but not limited to, engineering consultants and employee costs associated with developing (i) the technology that allows for digital assets to be used as a payment on the Site (ii) many of the Sites core functions related to facilitating securities offerings, including offerings which have co-issuers and shifting terms, (iii) computer code related to digital wallet address creation, collection and security (iv) community building user experience devices used to engage users of the Site, (iv) marketing expenses associated with promoting the Republic Ecosystem and (vi) other general and administrative costs needed to support development of the Republic Notes and the general Republic Ecosystem, namely insurance, travel and office supplies. The Republic Notes issued to investors under those SAFE-STs are identical to the Republic Notes sold under the Offering and have the same rights. The dollar value of the Republic Notes issuable by Republic Core as part of fulfilling the SAFE-STs is not directly correlated to the above costs and the Company estimates Republic Parent's total outlay likely exceeded the stated value of the issuable Republic Notes. Republic Core is the sole license holder of such Republic IP, although such IP remains the intellectual property of Republic Parent. Each SAFE-ST specifically contemplated an affiliate of Republic Parent developing the smart contract and taking the necessary steps to secure the economic rights encapsulated by the Republic Note and ultimately issuing the Republic Notes. Because there are a finite amount of Republic Notes that we are not permitted to increase, and because we will not be able to realize cash or other valuable consideration from any Republic Notes issued pursuant to SAFE-STs that were previously sold by Republic Parent, the requirement to issue Republic Notes under those SAFE-STs reduces the total amount that Republic Core will be able to realize by selling Republic Notes for cash or other valuable consideration, and therefore reduces Republic Core's ability to sell additional Republic Notes to fund operations.

Persons who submit subscription agreements for Republic Notes during the Offering may not revoke their subscriptions. However, Republic Parent and Republic Core have each, with respect to their respective agreements with investors, previously voluntarily and proactively determined to make a rescission offer to any person (the "**Prior Investors**") who provided cash or cash equivalent consideration for their entitlement to and thereby subscribed for Republic Notes by purchasing any instrument previously sold by Republic Parent or the Company that entitled such person to receive Republic Notes, whether that instrument be a SAFE-ST, a TPA, or a Subscription Agreement (collectively the "**Prior Investment Agreements**"), and such instrument held did not specify that Republic Notes were membership interests of the Company requiring the holder to sign a Joinder Agreement to the LLC Operating Agreement. This rescission offer to Prior Investors with respect to Prior Investment Agreements was wholly discretionary and is not based on any entitlement or contract. Persons who participated in offerings before Republic Notes were specified to represent membership interests in the company are not Prior Investors for the purposes of the rescission offer. For the avoidance of doubt, neither Republic Parent nor Republic Core considered compensatory awards to be Prior Investment Agreements. Republic Parent has agreed to indemnify Republic Core for all liability in connection with acceptance of the Company's rescission offer by any Prior Investor; Republic Parent and the Company believe this presents a maximum potential liability of $5.8 million to Republic Parent, assuming no interest is paid or fees are incurred in providing such rescission. Republic Parent's indemnification of the Company applies to any obligation to deliver Republic Notes by Republic Core to the Prior Investors, with such rights transferable in association with the transfer of the entitlements of the Prior Investors and expiring upon the cancellation, termination, or fulfillment of the Prior Investment Agreements.

The Intercompany Agreement provides Republic Core assets that are both revenue-generating as well as cost generating. Although the Republic IP License Fee currently exceeds the gross fees paid by Republic Core's current clients on a quarterly basis, the Company anticipates adding new affiliated clients in the long term, as well as providing additional ad hoc services to non-affiliates for cash to account for the shortfall. As a result, the Company does not anticipate that it will be unable to satisfy its obligation to pay the Republic IP License Fee. Further, Republic Core undertook the obligation to pay the salaries of certain personnel contributed to Republic Core by the Intercompany Agreement, adding further burdens on Republic Core's capitalization. Republic Parent has not provided any firm commitments to fund Republic Core in the future, and Republic Parent's willingness to do so should not be considered guaranteed. We believe that we are reasonably assured that Republic Parent has the intent to and will provide operating capital to us if we need it, to protect its inherent investment in our success and the key-person status we play within the Republic Ecosystem. Our inability to operate and provide services to our Clients would hamper their ability to operate and generate revenue, which would reduce the value and reputation of the Republic Ecosystem and therefore Republic Parent's holdings. Therefore, we believe, although there are no commitments or stated intent of Republic Parent to fund cash flow deficits and/or provide direct or indirect financial assistance to us, that if there was a need, Republic Parent would be willing and able to meet that need.

Our Agreements with Upside

As noted above, Republic Core worked with CoMakery, Inc. dba Upside to develop the Republic Note Smart Contract and continues to work with Upside to create user-friendly tools that will make the custody of Republic Notes easier. Toward that end, Republic Parent has entered into a Setup and SaaS Services Agreement with Upside (the "**Upside Agreement**"). The services to be provided by Upside under the Upside Agreement include three types of services: (a) development and implementation services ("**Implementation Services**"); (b) additional support and consulting including research, onboarding of clients, blockchain-related campaign launch support, authoring technical procedure documents, and discussions with regulators or investors, as requested by Republic Parent ("**Upgraded Support**"); and (c) hosted platform/application services including, among other things, the ability to create, publish and administer blockchain token transfers, missions, projects, batches and tasks, blockchain smart contracts, payment integrations and blockchain integrations ("**SaaS Services**"). The fees for the Implementation Services were set at a flat rate, with a provision for excess hours; the fees for Upgraded Support and SaaS Services are set at a monthly rate. The fees payable under the Upside Agreement are payable by Republic Parent. In addition, the Upside Agreement gave Republic Parent the option, at any time after the Implementation Services were completed, upon payment of a license fee, to purchase a nonexclusive, perpetual, irrevocable, royalty-free, fully paid-up worldwide license to the source code for the customized platform for the Republic Note. The license so purchased would permit Republic Parent to operate a single, publicly accessible instance of the customized platform for the Republic Note to serve an unlimited number of projects and users.

Effective April 1, 2023, the existing Upside Agreement was terminated and replaced by a Master Services Agreement (the "**2023 Upside Agreement**") under which a Statement of Work was issued for certain hosting services for the

Republic Note on the Upside Platform as well as software development services to assist Republic Personnel in administration of the Republic Note in the event Upside were unable to maintain platform continuity.
Upside and Republic Parent have also entered into a memorandum of understanding (the "**Upside MOU**") detailing services to be offered by Upside to certain clients of Republic Parent, including (a) deploying token software code with transfer address restrictions ("**Standard Security Token**") to various blockchain networks, including, but not limited to, the Ethereum, Avalanche or Polygon network; and (b) configuring Upside to administer a new Standard Security Token. The fees payable under the Upside MOU would include optional one-time fees for each implementation for each client, as well as per hour charges for customization or for a third-party security audit. The fees payable under the Upside MOU would be payable by the clients of Republic Parent. Republic Parent holds a 34.77% interest in Upside.

Our Business Model

Republic Core is primarily focused on providing Core Business Services on an as-needed basis to its current clients. There are other members of the Republic Ecosystem that are not Clients but may request products, services, or support from time to time. Over time, we hope to provide recurring Core Business Services to other businesses within the Republic Ecosystem, including those that focus on particular industries or asset classes. We also provide limited, non-recurring services to certain unaffiliated clients and we may expand those services in the future.

As consideration for providing Core Business Services to our Clients, Republic Core receives quarterly cash payments pursuant to our **Core Proceed Producing Client Contracts**, in each case effective as of January 1, 2020. These quarterly cash payments include the **Fixed Quarterly Cash Fee** and, from time to time, may include **Republic Core Proceeds** if and when a Client receives cash proceeds from the liquidation of securities or carried interests that it has acquired in the normal course of its business. The Fixed Quarterly Cash Fee is subject to renegotiation with each Client on an annual basis. Additionally, the Company may pass certain expenses through to each Client, as well as charge additional fees for special projects and custom Fundraising Platforms support. As of the date of this Form C, members of the Republic Ecosystem that are not Clients, as defined herein, will not be contributing revenue to Distributions made to Republic Note holders. The definition of Republic Core Proceeds may only change if (i) we consider certain revenues or proceeds from new clients or additional revenues from existing clients to be Republic Core Proceeds, (ii) an existing Client cancels their Core Proceed Producing Client Contracts with us or materially changes it in which case no future proceeds may be expected therefrom, or (iii) the definition of "Republic Core Proceeds" is changed pursuant to the terms of the Company's in force LLC Operating Agreement. Any decision to include revenues or proceeds from new clients or additional revenues from existing clients in Republic Core Proceeds would be made by Republic Parent in its capacity as the Managing Member of the Company. The Managing Member expects that it would only consider including in Republic Core Proceeds revenues or proceeds from new clients or additional revenues from existing clients to the extent such additional revenues constitute the variable component to such revenues or proceeds; per current practice and contracts, the Managing Member does not intend for fixed recurring fees for recurring services to be considered for inclusion in Republic Core Proceeds. There can be no assurances that the Managing Member would ever include revenues or proceeds from new clients or additional revenues from existing clients in Republic Core Proceeds.

The following table shows the amount of monies that are considered Republic Core Proceeds that the Company has received, since inception of the Core Proceed Producing Client Contracts, from Republic Crowd-Invest and Republic Private Capital:

Republic Core Proceeds Received by the Company (1)

	Republic Core Proceeds Received from Republic Crowd-Invest	Republic Core Proceeds Received from Republic Private Capital (2)

For all times prior to December 31, 2019	$	1,600.20	$	0.00
From January 1, 2020 to June 30, 2020	$	6,756.36	$	0.00
From July 1, 2020 to December 31, 2020	$	18.70	$	0.00
From January 1, 2021 to June 30, 2021	$	211.74	$	131,598.70
From July 1, 2021 to December 31, 2021	$	9,684.06	$	495,271.20
From January 1, 2022 to June 30, 2022	$	39,133.19	$	136,295.85
From July 1, 2022 to December 31, 2022	$	664.09	$	112,430.66
From January 1, 2023 to June 30, 2023	$	6,603.69	$	2,452.39
From July 1, 2023 to December 31, 2023	$	14,049.85	$	53,975.64
From December 31, 2023 to July 1, 2024	$	4,079.82	$	0.00

(1) As the cumulative total of Republic Core Proceeds received from clients remains under $2,000,000, no Republic Core Proceeds received by the Company have been paid as a Distribution to any Republic Note holder as of the date of this Form C. The table above is not reflective of interest earned on Republic Core Proceeds, which amounts to $46,424 as of June 30, 2024.

(2) On July 18, 2024, the Company received $565,467.46 of Republic Core Proceeds from Republic Private Capital.

For example, Republic Crowd-Invest generates revenue by charging its clients for facilitating crowdfunding investments into their businesses. Currently, Republic Crowd-Invest currently charges the majority of companies that raise capital on its platform ranges from 3% to 7% cash commission and a .5% to 2% securities commission (in the same form and manner as the securities sold by such company acting as an issuer through Republic Crowd-Invest) of the total amount of capital raised. Republic Crowd-Invest has, and may continue to, charge higher or lower fees, case-by-case, in its sole discretion. For illustrative purposes, if Company C were to raise $500,000 through a crowdfunding securities offering on Republic Crowd-Invest, then, at the close of the offering, Republic Crowd-Invest would typically receive a $35,000 cash commission and $10,000 worth of securities in Company C (on the same terms as applied to the investors participating in the offering). Later, and from time to time, Republic Crowd-Invest may receive cash proceeds from the liquidation of the securities, If Company C is acquired, goes public or experiences some other liquidity event. Under its Core Proceed Producing Client Contracts with Republic Core, Republic Crowd-Invest must pay Republic Core a quarterly cash fee of $10,000 and 100% of the net cash proceeds Republic Crowd-Invest receives from the liquidation of securities, as and when they may be liquidated. Therefore, in a quarter in which securities held by Republic Crowd-Invest are liquidated, the Company would receive from Republic Crowd-Invest the quarterly cash fee of $10,000 and any applicable cash from the securities liquidation, and the latter amount would be distributable by the Company to Republic Note holders as distributions, subject to the Company's distribution policy. The Company would be entitled to receive from Republic Crowd-Invest the quarterly cash fee and cash from liquidated securities holdings during the term of the Core Proceed Producing Client Contracts between the Company and Republic Crowd-Invest. The Core Proceed Producing Client Contracts are for a fixed period but perpetually renew automatically unless terminated for cause.

Set forth below is a table of the securities Republic Crowd-Invest has acquired as partial compensation for the crowdfunding issuances that have taken place on its portal. As and when such securities holdings may be liquidated, Republic Crowd-Invest must pay 100% of the net cash proceeds to Republic Core, which will become part of the Republic Core Proceeds from which distributions may be declared to investors in Republic Notes. As described in Note 1 to the table below, the dollar amount of securities received by Republic Crowd-Invest is calculated based on the issuance prices of these securities. These numbers are unaudited, and the prices to be realized upon liquidation of these securities may be higher or lower than their issuance prices. Therefore, the dollar amount of securities received by Republic Crowd-Invest is not predictive of the amount of Republic Core Proceeds that may be realized upon liquidation of these securities. There can be no assurance that Republic Crowd-Invest will realize a return as to any of these securities. Republic Core has engaged Alice.CPA LLC (formerly known as TaxDrop LLC) to assist in the preparation of this table and to have its licensed CPAs review its contents for accuracy. No assurance has been presented as it relates to this matter. Republic Crowd-Invest holds a $1,397 Crowd SAFE in TaxDrop Inc.; TaxDrop Inc., of which Republic Crowd-Invest holds a small interest, is a legally distinct entity from Alice.CPA LLC (fka TaxDrop LLC) but is related by common ownership.

Republic Crowd-Invest
Securities Holdings

As of December 31, 2023

(Unaudited)

Company	Time of Issuance	Gross Proceeds of Issuance	Commission Paid to Republic Crowd-Invest in the Form of Securities	Securities Commission &
18.21 Drinks	2020-12	$273,801.00	2.00%	$5,476.02
1World Online	2021-01	$271,957.00	2.00%	$5,439.14
44 East – Austin (1)	2020-10	$192,984.00	2.00%	$3,860.00
70 Million Jobs*	2020-07	$162,545.00	2.00%	$3,251.00
A Blue Egg Corporation	2022-05	$105,180.00	2.00%	$2,103.60
A Boring Life*	2020-08	$111,174.00	2.00%	$2,223.00
Aavrani	2019-12	$429,119.00	2.00%	$8,582.38
Aavrani	2021-12	$79,353.00	2.00%	$1,587.06
Actipulse Neuroscience	2021-11	$200,390.00	2.00%	$4,007.80
AdWallet	2021-07	$148,965.00	2.00%	$2,979.30
AERA	2020-12	$129,920.00	2.00%	$2,598.40
Aether Beauty*	2021-06	$333,403.00	2.00%	$6,668.00
Aftrparty	2023-05	$26,555.00	2.00%	$531.10
AirSpace Experience Technologies(ASX)	2023-05	$234,967.00	2.00%	$4,699.34
AKUA	2021-04	$1,069,632.00	2.00%	$21,392.64
AKUA	2023-10	$285,966.00	2.00%	$5,719.32
AlgenAir	2023-02	$34,770.00	2.00%	$695.40
ALL3D	2022-09	$144,522.00	2.00%	$2,890.44
Alpha'a	2020-04	$60,043.00	2.00%	$1,200.86
AlphaFlow: Pre-Series B*	2021-01	$1,067,980.00	2.00%	$21,360.00
AlphaFlow: Pre-Series B*	2021-09	$1,797,756.00	1.00%	$17,978.00
Alpine-X	2022-04	$1,380,864.00	2.00%	$27,617.28
Altaneve	2018-05	$100,032.00	2.00%	$2,000.64
AltoIRA	2020-10	$994,698.00	2.00%	$19,893.96
Altwork	2022-10	$224,615.00	2.00%	$4,492.30
American Consumer Financial Network	2023-03	$276,681.00	1.50%	$4,150.22
American Dreamhouse – Boeing Ave (2)	2021-04	$106,793.00	2.00%	$2,136.00
American Provenance	2021-10	$112,401.00	2.00%	$2,248.02
Amped Innovation	2023-02	$177,715.00	2.00%	$3,554.30

Ample Foods	2019-03	$774,164.00	2.00%	$15,483.28
Ample Foods	2020-05	$693,314.00	2.00%	$13,866.28
Amplio.ai	2021-11	$76,035.00	2.00%	$1,520.70
Are.na	2018-05	$270,206.00	2.00%	$5,404.12
Arka	2023-02	$152,394.00	1.50%	$2,285.91
ArkHAUS	2022-04	$317,390.00	1.00%	$3,173.90
Arlene*	2021-10	$185,994.00	2.00%	$3,720.00
Asaak	2021-04	$896,329.00	2.00%	$17,926.58
Asaak	2023-01	$287,221.00	2.00%	$5,744.42
Asarasi	2020-10	$597,950.00	2.00%	$11,959.00
Asarasi	2021-02	$470,359.00	2.00%	$9,407.18
Athyna	2023-04	$58,750.00	2.00%	$1,175.00
Atsign	2023-04	$163,889.00	2.00%	$3,277.78
Attn: Grace	2022-11	$77,791.00	2.00%	$1,555.82
AudioCardio	2021-04	$174,867.00	2.00%	$3,497.34
Audios	2021-05	$638,580.00	2.00%	$12,771.60
Aura	2022-12	$483,652.00	1.50%	$7,254.78
Austin Cityfund	2021-10	$457,105.00	2.00%	$9,142.10
Austin Flipsters Portfolio	2021-07	$499,946.00	2.00%	$9,998.92
Automatic	2023-01	$55,035.00	1.50%	$825.53
AVEC Drinks	2023-08	$54,580.00	2.00%	$1,091.60
Avenify	2020-04	$301,359.00	2.00%	$6,027.18
Avivid Water Technologies	2023-04	$232,340.00	2.00%	$4,646.80
Axle.ai	2021-09	$373,345.00	2.00%	$7,466.90
Axle.ai	2020-06	$107,000.00	2.00%	$2,140.00
Ayoba*	2021-09	$147,758.00	2.00%	$2,955.00
Azure Printed Homes	2022-10	$596,869.00	2.00%	$11,937.38
Azure Printed Homes	2023-08	$240,757.00	2.20%	$5,248.50
B.T.R. NATION	2022-10	$46,210.00	2.00%	$924.20
Back Porch Homes	2019-12	$158,088.00	2.00%	$3,161.76
Back Porch Homes (3)	2019-12	$158,088.00	2.00%	$3,162.00
Backstage Capital	2021-04	$4,719,880.00	2.00%	$94,397.60
Backyard Bev Co.	2020-10	$143,521.00	2.00%	$2,870.42
Balloonr	2019-01	$185,396.00	2.00%	$3,707.92
BANDWAGON	2019-01	$145,398.00	2.00%	$2,907.96
BAOBAB	2021-04	$103,459.00	2.00%	$2,069.18
Beacons	2021-03	$190,766.00	2.00%	$3,815.32
Below the Fold (formerly Acciyo)	2020-07	$147,063.00	2.00%	$2,941.26
Benson Watch Company	2021-10	$396,436.00	2.00%	$7,928.72
BioCertica	2023-08	$25,021.00	2.00%	$500.42
BioLight	2022-08	$66,304.00	2.00%	$1,326.08
Bioverge	2023-08	$138,007.00	2.00%	$2,760.14

BitGreen	2021-12	$4,972,906.0 0	1.30%	$64,647.78
Blended Sense	2020-12	$64,933.00	2.00%	$1,298.66
Bloomi	2021-01	$173,634.00	2.00%	$3,472.68
Blue	2020-07	$1,067,205.0 0	2.00%	$21,344.10
Blue World Voyages+	2020-02	$244,993.00	2.00%	$4,900.00
Bobbie	2021-07	$242,670.00	2.00%	$4,853.40
Book+Main	2019-08	$114,858.00	2.00%	$2,297.16
Boon VR*	2018-08	$255,271.00	2.00%	$5,105.00
Borrow	2020-11	$176,113.00	2.00%	$3,522.26
Bounty0x	2020-04	$73,993.00	2.00%	$1,479.86
Bowr	2022-02	$105,905.00	2.00%	$2,118.10
Brass Clothing (4)	2020-12	$78,350.00	2.00%	$1,567.00
Bright Trip	2023-04	$74,188.00	2.00%	$1,483.76
Brik + Clik	2022-03	$224,931.00	2.00%	$4,498.62
Buff Bake	2020-03	$77,990.00	2.00%	$1,559.80
BuildStream	2021-05	$163,026.00	2.00%	$3,260.52
Buki	2019-05	$60,632.00	2.00%	$1,212.64
BuyAlerts	2023-07	$1,470,818.0 0	2.00%	$29,416.36
Cabinet Health	2022-08	$217,640.00	2.00%	$4,352.80
Cafe X - Robotic Coffee Bars	2023-04	$317,398.00	2.00%	$6,347.96
CallingDr+	2020-09	$340,208.00	2.00%	$6,804.00
Cannabox	2021-05	$223,927.00	2.00%	$4,478.54
Canopy	2021-07	$325,470.00	2.00%	$6,509.40
Canvino	2022-05	$71,682.00	2.00%	$1,433.64
Capsule Social*	2022-10	$101,877.00	2.00%	$2,038.00
CardBoard Live	2019-02	$42,450.00	2.00%	$849.00
CAVU	2022-10	$31,775.00	2.00%	$635.50
Cerveza Tulum	2022-05	$161,875.00	2.00%	$3,237.50
Champion Lender	2022-11	$137,249.00	2.00%	$2,744.98
Chasin' Dreams Farm	2021-09	$62,000.00	2.00%	$1,240.00
Cherrish	2021-05	$91,408.00	2.00%	$1,828.16
Chilling	2023-03	$289,451.00	2.00%	$5,789.02
Choix*	2023-01	$135,200.00	2.00%	$2,704.00
Choose Health	2021-03	$253,675.00	2.00%	$5,073.50
Citiesense	2020-01	$80,000.00	2.00%	$1,600.00
Citizens	2021-04	$1,059,074.0 0	2.00%	$21,181.48
Cityzenith*	2020-01	$1,069,992.0 0	2.00%	$21,400.00
Claro (5)	2021-11	$38,856.00	2.00%	$777.00
Clockout	2023-02	$130,080.00	2.00%	$2,601.60
Clocr	2021-10	$539,499.00	2.00%	$10,789.98

Cloudastructure	2019-07	$380,725.00	2.00%	$7,614.50
CNS Pharma	2018-06	$628,558.00	2.00%	$12,571.16
COI Energy	2021-04	$589,027.00	2.00%	$11,780.54
Coinvest+	2018-08	$1,069,975.00	2.00%	$21,400.00
Commissary Club*	2021-08	$89,640.00	2.00%	$1,793.00
Comrad	2022-12	$82,247.00	2.00%	$1,644.94
Congreso Park	2022-01	$177,106.00	1.00%	$1,771.06
Cool Beans	2022-12	$64,011.00	2.00%	$1,280.22
Cortex*	2022-04	$743,339.00	1.00%	$7,433.00
CountertopSmart	2021-04	$111,080.00	2.00%	$2,221.60
CoverUS (6)	2019-07	$111,501.00	2.00%	$2,230.00
Cria Hair	2022-04	$35,500.00	2.00%	$710.00
CricClubs	2020-08	$295,151.00	2.00%	$5,903.02
Crowdfind	2018-07	$54,859.00	2.00%	$1,097.18
Cultos	2022-04	$4,996,831.00	2.00%	$99,936.62
Curastory	2022-01	$534,826.00	2.00%	$10,696.52
Curios	2022-08	$4,991,446.00	1.00%	$49,914.46
Customer.io	2021-08	$4,847,779.00	1.30%	$64,475.46
Cybolt	2021-09	$2,567,867.00	1.30%	$33,382.27
Dallas Cityfund	2021-12	$320,820.00	2.00%	$6,416.40
Data Gran	2022-04	$176,463.00	1.00%	$1,764.63
Day One*	2023-01	$87,950.00	2.00%	$1,759.00
Delee	2020-04	$1,068,799.00	2.00%	$21,375.98
Delee	2022-12	$204,059.00	2.00%	$4,081.18
Dex	2023-01	$158,980.00	2.00%	$3,179.60
dexFreight	2023-04	$88,492.00	2.00%	$1,769.84
DigiBuild	2021-05	$1,014,644.00	2.00%	$20,292.88
DigiShares	2023-12	$97,682.00	1.00%	$976.82
Digital Dream Labs	2020-01	$1,005,516.00	2.00%	$20,110.32
Dims.*	2021-09	$623,713.00	2.00%	$12,474.00
Dispatch Goods	2020-05	$76,002.00	2.00%	$1,520.04
Dollaride	2020-12	$417,515.00	2.00%	$8,350.30
Doorage	2021-05	$54,227.00	2.00%	$1,084.54
Dope Dog	2021-03	$118,235.00	2.00%	$2,364.70
DoraHacks	2020-04	$230,421.00	2.00%	$4,608.42
Down to Cook	2022-04	$63,870.00	2.00%	$1,277.40
Drink LMNT	2022-08	$2,145,765.00	1.50%	$32,186.48
Drink LMNT	2021-10	$528,173.00	1.50%	$7,922.60

Drink Monday Inc.	2021-04	$898,454.00	2.00%	$17,969.08
Drop Delivery	2023-01	$201,779.00	2.00%	$4,035.58
Dryvebox	2022-02	$447,172.00	2.00%	$8,943.44
Duradry	2022-05	$103,839.00	2.00%	$2,076.78
Easy Expense	2023-05	$222,699.00	2.00%	$4,453.98
Edge Tech Labs	2017-11	$82,371.00	2.00%	$1,647.42
Edible Garden	2021-04	$518,267.00	2.00%	$10,365.34
Edify.ai	2021-11	$89,372.00	2.00%	$1,787.44
ElectroSpit	2022-12	$133,555.00	2.00%	$2,671.10
Elemeno Health	2020-09	$1,069,693.00	2.00%	$21,393.86
Ember Fund	2022-07	$4,838,752.00	1.30%	$64,355.40
Ember Fund	2020-03	$590,946.00	2.00%	$11,818.92
Emrod	2021-10	$1,069,995.00	2.00%	$21,399.90
Epoch Financial Group	2022-04	$112,031.00	2.00%	$2,240.62
Event Hollow	2020-10	$69,531.00	2.00%	$1,390.62
everytable	2018-04	$291,268.00	2.00%	$5,825.36
Evolution Devices	2022-01	$241,070.00	2.00%	$4,821.40
Evolution Devices	2023-09	$149,548.00	2.00%	$2,990.96
Fanalyze	2021-05	$74,143.00	2.00%	$1,482.86
Farm from a Box	2018-03	$148,990.00	2.00%	$2,979.80
Farm from a Box	2016-12	$135,543.00	2.00%	$2,710.86
Fashwire	2020-07	$62,586.00	2.00%	$1,251.72
FCF – Beasts	2021-05	$348,540.00	2.00%	$6,970.80
FCF – Glacier Boyz	2021-05	$320,952.00	2.00%	$6,419.04
FCF – Wild Aces	2021-05	$297,554.00	2.00%	$5,951.08
FCF – Zappers	2021-05	$253,434.00	2.00%	$5,068.68
FetchFind	2017-07	$110,911.00	2.00%	$2,218.22
Fierce	2023-05	$66,253.00	1.50%	$993.80
Fitbux	2022-03	$98,500.00	2.00%	$1,970.00
Flatiron – Miami+	2020-10	$290,147.00	2.00%	$5,803.00
Fleeting	2020-07	$1,069,907.00	2.00%	$21,398.14
Flexable*	2021-01	$47,703.00	2.00%	$954.00
FlipWord*	2017-06	$81,708.00	2.00%	$1,634.00
Fluent Forever	2022-10	$290,010.00	2.00%	$5,800.20
FluentPet	2022-01	$742,514.00	2.00%	$14,850.28
Focusmate	2019-01	$122,367.00	2.00%	$2,447.34
FreightPal	2022-04	$203,927.00	2.00%	$4,078.54
Frequency Machine	2022-10	$45,522.00	2.00%	$910.44
FreshMynd	2018-02	$58,475.00	2.00%	$1,169.50
Fretch (7)	2019-09	$94,608.00	2.00%	$1,892.00
FullSkoop	2021-07	$59,950.00	2.00%	$1,199.00

Fund the First	2021-09	$117,997.00	2.00%	$2,359.94
Furry Fortune The Movie	2020-11	$307,360.00	2.00%	$6,147.20
Genius Juice	2021-09	$1,075,856.00	2.00%	$21,517.12
Genius Juice	2023-03	$31,700.00	2.00%	$634.00
Genobank.io	2020-08	$464,421.00	2.00%	$9,288.42
Geoship	2023-05	$404,109.00	2.00%	$8,082.18
Geostellar*	2018-02	$320,838.00	2.00%	$6,417.00
Gesture	2020-10	$84,555.00	2.00%	$1,691.10
Glyph*	2021-01	$135,190.00	2.00%	$2,704.00
GoBe	2022-09	$176,297.00	2.00%	$3,525.94
GoBe	2020-11	$173,337.00	2.00%	$3,466.74
Golfkicks	2021-09	$131,363.00	2.00%	$2,627.26
Golightly	2023-03	$183,120.00	2.00%	$3,662.40
GoPillar	2023-01	$46,275.00	2.00%	$925.50
GrapeStars*	2020-12	$116,779.00	2.00%	$2,336.00
GRID	2021-11	$195,960.00	2.00%	$3,919.20
GRIT BXNG	2020-04	$654,290.00	2.00%	$13,085.80
Growing Talent	2020-04	$255,526.00	2.00%	$5,110.52
Growmotely	2022-09	$63,213.00	2.00%	$1,264.26
GRRRL	2022-09	$150,480.00	2.00%	$3,009.60
Gryph & IvyRose	2023-04	$31,518.00	2.00%	$630.36
Gryphon Online Safety	2022-10	$213,028.00	2.00%	$4,260.56
Guac	2022-04	$2,362,308.00	2.00%	$47,246.16
Guac	2023-04	$496,027.00	2.00%	$9,920.54
Gumroad	2021-04	$4,996,589.00	1.30%	$64,955.66
HA! Snacks	2021-10	$85,834.00	2.00%	$1,716.68
Hawaiian Bros	2021-12	$2,409,882.00	1.80%	$42,172.94
Hawaiian Bros	2022-04	$1,760,562.00	0.80%	$13,204.22
Health Cost IQ	2022-05	$54,076.00	2.00%	$1,081.52
Healthy Hip Hop	2021-09	$76,058.00	2.00%	$1,521.16
Hearo*	2021-02	$656,860.00	2.00%	$13,137.00
Hearo*	2022-12	$222,715.00	1.00%	$2,227.00
Hedge	2022-08	$231,262.00	2.00%	$4,625.24
Helios	2022-09	$163,102.00	2.00%	$3,262.04
HelloAva	2020-03	$195,158.00	2.00%	$3,903.16
HelloSubs	2023-11	$101,674.00	2.00%	$2,033.48
HelloWoofy.com	2020-04	$380,666.00	2.00%	$7,613.32
HelloWoofy.com	2020-12	$183,578.00	2.00%	$3,671.56
Hemster	2018-11	$232,608.00	2.00%	$4,652.16
HEVO	2022-07	$1,851,080.00	2.00%	$37,021.60

Heywell	2023-02	$142,150.00	2.00%	$2,843.00
Hidrent	2021-01	$99,698.00	2.00%	$1,993.96
HireClub	2018-01	$46,798.00	2.00%	$935.96
Hive	2020-03	$198,994.00	2.00%	$3,979.88
Hold The Magic	2023-04	$79,475.00	2.00%	$1,589.50
Huddle	2021-12	$320,993.00	2.00%	$6,419.86
Hydro Hash	2022-04	$4,995,981.00	2.00%	$99,919.62
Hydro Hash	2023-07	$493,250.00	2.00%	$9,865.00
Hydro Wind Energy	2022-05	$529,590.00	2.00%	$10,591.80
Hydro Wind Energy	2023-01	$191,424.00	1.00%	$1,914.24
Illume – Nashville (8)	2020-10	$322,595.00	2.00%	$6,452.00
illumnus	2021-07	$29,124.00	2.00%	$582.48
Inahsi Naturals	2022-04	$83,515.00	2.00%	$1,670.30
Indemnis	2018-11	$629,992.00	2.00%	$12,599.84
Ingenii	2023-05	$100,882.00	2.00%	$2,017.64
InnaMed*	2019-12	$1,069,975.00	2.00%	$21,400.00
Insense	2020-11	$148,991.00	2.00%	$2,979.82
Inside.com	2022-04	$783,302.00	1.00%	$7,833.02
Instafloss	2023-01	$376,670.00	2.00%	$7,533.40
InTheMarket	2021-05	$77,001.00	2.00%	$1,540.02
Iris	2022-01	$766,898.00	2.00%	$15,337.96
Irrigreen	2021-07	$602,673.00	2.00%	$12,053.46
It's By U	2021-01	$69,574.00	2.00%	$1,391.48
Ivee	2022-10	$141,099.00	2.00%	$2,821.98
Jane West	2020-04	$329,183.00	2.00%	$6,583.66
Jane West	2021-04	$201,235.00	2.00%	$4,024.70
Jane West	2018-05	$187,017.00	2.00%	$3,740.34
Janover Ventures	2020-12	$714,053.00	2.00%	$14,281.06
Jar Goods	2020-09	$54,516.00	2.00%	$1,090.32
Jelli	2021-11	$382,011.00	2.00%	$7,640.22
Juked*	2021-03	$1,068,583.00	2.00%	$21,372.00
Jumpstart (9)	2020-01	$914,973.00	2.00%	$18,299.00
Juna	2020-08	$373,303.00	2.00%	$7,466.06
Juna	2023-02	$51,802.00	2.00%	$1,036.04
JuneBrain	2023-03	$77,980.00	2.00%	$1,559.60
KAIYO Rooftop Bar & Restaurant	2022-04	$436,215.00	2.00%	$8,724.30
Kangaroo	2020-09	$172,800.00	2.00%	$3,456.00
Kanthaka*	2021-08	$55,761.00	2.00%	$1,115.00
Kapitalwise	2023-01	$41,162.00	2.00%	$823.24
Kencko Foods	2023-04	$200,748.00	2.00%	$4,014.96
Kift (formerly Kibbo)	2021-05	$1,000,023.00	2.00%	$20,000.46

Kombucha Town	2023-01	$62,500.00	2.00%	$1,250.00
Koning	2022-01	$2,101,141.0 0	2.00%	$42,022.82
KUL MOCKS	2022-04	$52,458.00	2.00%	$1,049.16
kweliTV	2022-05	$245,319.00	2.00%	$4,906.38
Lambs	2023-03	$622,855.00	1.50%	$9,342.83
Lavabit	2019-04	$473,957.00	2.00%	$9,479.14
Layali*	2020-05	$77,172.00	2.00%	$1,543.00
Levered Learning	2020-12	$58,600.00	2.00%	$1,172.00
LEXI	2023-03	$591,361.00	2.00%	$11,827.22
Light	2017-08	$106,203.00	2.00%	$2,124.06
Light	2017-09	$50,236.00	2.00%	$1,004.72
Lil Bucks	2021-04	$155,064.00	2.00%	$3,101.28
LILA	2021-07	$68,770.00	2.00%	$1,375.40
Linen*	2022-03	$4,595,975.0 0	2.00%	$91,920.00
Lipa Later	2023-10	$70,202.00	2.00%	$1,404.04
LootMogul	2023-04	$125,687.00	2.00%	$2,513.74
Ludus	2023-01	$226,866.00	2.00%	$4,537.32
Lunar Hard Seltzer	2023-03	$266,185.00	1.50%	$3,992.78
LUPii	2021-08	$202,443.00	2.00%	$4,048.86
LUPii*	2021-08	$202,443.00	2.00%	$4,049.00
Lynx City	2021-05	$69,315.00	2.00%	$1,386.30
madeBOS	2017-07	$86,522.00	2.00%	$1,730.44
madeBOS	2018-03	$39,575.00	2.00%	$791.50
Maine Craft Distilling	2021-11	$145,094.00	2.00%	$2,901.88
Mainvest	2023-01	$385,795.00	1.00%	$3,857.95
Manta Biofuel*	2021-08	$1,860,318.0 0	2.00%	$37,206.00
Maternova	2016-12	$104,976.00	2.00%	$2,099.52
Maven	2021-01	$726,981.00	2.00%	$14,539.62
Maybe	2021-08	$1,069,996.0 0	1.00%	$10,699.96
Maybe	2022-12	$209,367.00	1.00%	$2,093.67
Mealthy*	2020-01	$1,069,933.0 0	2.00%	$21,399.00
Mediar	2023-02	$38,951.00	2.00%	$779.02
Metaintro	2022-09	$4,975,220.0 0	2.00%	$99,504.40
Miami Cityfund	2021-12	$260,575.00	2.00%	$5,211.50
Mighty Monkey	2022-04	$4,996,855.0 0	2.00%	$99,937.10
Mighty Well	2018-04	$99,995.00	2.00%	$1,999.90
MINNA	2022-08	$57,551.00	2.00%	$1,151.02
mIQroTech	2018-01	$164,145.00	2.00%	$3,282.90
Mitte (10)	2019-07	$30,000.00	2.00%	$600.00

Modern Picnic	2022-10	$102,250.00	2.00%	$2,045.00
Moksha	2023-04	$92,178.00	2.00%	$1,843.56
Moku Foods	2021-03	$609,839.00	2.00%	$12,196.78
Mona Lisa by Lil Pump+	2022-04	$491,900.00	2.00%	$9,838.00
Moonlighting (11)	2019-02	$105,672.00	2.00%	$2,113.00
Moriondo	2023-02	$58,700.00	2.00%	$1,174.00
Mr Bing Foods	2023-02	$82,304.00	2.00%	$1,646.08
Mugatunes	2018-07	$93,950.00	2.00%	$1,879.00
Mullybox	2022-11	$85,253.00	2.00%	$1,705.06
MyndVR	2021-04	$166,521.00	2.00%	$3,330.42
Myro	2021-05	$138,491.00	2.00%	$2,769.82
myUDAAN	2021-06	$37,475.00	2.00%	$749.50
Nada	2021-07	$1,824,399.00	2.00%	$36,487.98
NanoVMs	2020-08	$949,411.00	2.00%	$18,988.22
Natural Selection*	2020-05	$68,226.00	2.00%	$1,365.00
NatureTrak	2021-12	$174,467.00	2.00%	$3,489.34
Nav.it	2022-08	$60,200.00	2.00%	$1,204.00
Navigate Accelerator	2023-02	$28,551.00	2.00%	$571.02
Nectar Tulum	2021-03	$506,700.00	2.00%	$10,134.00
nēdl	2022-02	$155,019.00	2.00%	$3,100.38
Neopenda	2019-01	$288,184.00	2.00%	$5,763.68
Neureka® for Epilepsy	2023-04	$87,101.00	2.00%	$1,742.02
NeXtGen Biologics ™	2023-03	$238,610.00	2.00%	$4,772.20
Nickelytics	2021-05	$390,118.00	2.00%	$7,802.37
Nickelytics+	2022-12	$116,165.00	2.00%	$2,323.00
Nobody Studios	2023-04	$771,105.00	2.00%	$15,422.10
Nori	2019-01	$145,549.00	2.00%	$2,910.98
North Carolina Beach Rental Portfolio	2023-01	$606,533.00	1.00%	$6,065.33
NovaXS Biotech Corp.	2023-02	$113,893.00	2.00%	$2,277.86
NPCx	2022-11	$544,138.00	2.00%	$10,882.76
Nunbelievable	2023-08	$140,010.00	2.00%	$2,800.20
NUOVO	2022-02	$83,999.00	2.00%	$1,679.98
Obi	2021-10	$532,601.00	2.00%	$10,652.02
Obi	2017-10	$247,436.00	2.00%	$4,948.72
Obi	2017-09	$106,499.00	2.00%	$2,129.98
OhmniLabs	2023-04	$331,769.00	2.00%	$6,635.38
Oonee	2022-03	$1,069,921.00	2.00%	$21,398.42
Otherworld (12)	2023-03	$48,651.00	2.00%	$973.00
Otherworld*	2023-03	$48,651.00	2.00%	$973.00
OTIS Dental	2021-02	$130,498.00	2.00%	$2,609.96
Overland Bound	2022-04	$711,972.00	2.00%	$14,239.44
Paint Nite	2023-07	$99,541.00	2.00%	$1,990.82

Pakt	2021-10	$156,313.00	2.00%	$3,126.26
Paragon One	2019-01	$93,345.00	2.00%	$1,866.90
Parlay	2018-08	$144,222.00	2.00%	$2,884.44
Parlor Beverages	2023-05	$141,838.00	2.00%	$2,836.76
Pathbooks	2021-01	$118,158.00	2.00%	$2,363.16
Pearachute*	2017-05	$247,628.00	2.00%	$4,953.00
Pearachute*	2018-05	$72,580.00	2.00%	$1,452.00
PenPal Schools	2019-05	$71,423.00	2.00%	$1,428.46
People First RH	2020-09	$98,672.00	2.00%	$1,973.44
Phantom Phood	2023-04	$39,646.00	2.00%	$792.92
Phoebe	2023-05	$76,100.00	2.00%	$1,522.00
Phuc Labs	2023-02	$184,044.00	2.00%	$3,680.88
PhunCoin	2019-05	$172,443.00	2.00%	$3,448.86
Pickzen	2022-05	$186,506.00	2.00%	$3,730.12
Pigeonly	2018-04	$122,647.00	2.00%	$2,452.94
PittMoss	2021-11	$481,438.00	2.00%	$9,628.76
PittMoss	2020-08	$237,108.00	2.00%	$4,742.16
Plain Sight	2021-05	$76,205.00	2.00%	$1,524.10
Plant an App	2021-02	$348,387.00	2.00%	$6,967.74
PlayChannel	2021-09	$106,175.00	2.00%	$2,123.50
Plei	2023-12	$957,601.00	2.00%	$19,152.02
Plei	2020-03	$118,990.00	2.00%	$2,379.80
Po Campo	2021-04	$82,650.00	2.00%	$1,653.00
Podetize	2022-04	$187,077.00	2.00%	$3,741.54
Poppilu+	2022-02	$206,279.00	2.00%	$4,126.00
Popshop	2021-05	$187,627.00	2.00%	$3,752.54
Power Trucks USA	2022-01	$83,158.00	2.00%	$1,663.16
Predictiv	2021-06	$807,600.00	2.00%	$16,152.00
Preemadonna	2018-04	$39,408.00	2.00%	$788.16
Prep To Your Door*	2022-05	$345,598.00	2.00%	$6,912.00
Primal Life Organics	2021-05	$261,316.00	2.00%	$5,226.32
Prismatext	2023-02	$58,201.00	2.00%	$1,164.02
Procertas	2021-02	$47,037.00	2.00%	$940.74
PROPS+	2018-09	$739,279.00	2.00%	$14,786.00
Provenance	2020-11	$183,924.00	2.00%	$3,678.48
PuffCuff	2021-01	$170,989.00	2.00%	$3,419.78
PÜL	2023-07	$51,070.00	2.00%	$1,021.40
Punch	2022-05	$108,927.00	2.00%	$2,178.54
Pure Culture Beauty	2023-07	$49,422.00	2.00%	$988.44
Pure Green	2020-06	$1,068,785.0 0	2.00%	$21,375.70
Pure Green	2023-09	$433,646.00	1.50%	$6,504.69
Pylons Inc.	2023-03	$35,126.00	2.00%	$702.52

Qoins	2022-02	$231,886.00	2.00%	$4,637.72
QuantmRE	2022-04	$527,936.00	2.00%	$10,558.72
QuantmRE	2020-10	$179,024.00	2.00%	$3,580.48
QuantmRE	2023-06	$165,594.00	2.00%	$3,311.88
Quantum Music	2022-03	$79,025.00	2.00%	$1,580.50
Quarters	2018-12	$144,650.00	2.00%	$2,893.00
QuickLoadz	2022-04	$387,178.00	2.00%	$7,743.56
Quim	2021-01	$306,902.00	2.00%	$6,138.04
R3 Printing	2019-09	$434,956.00	2.00%	$8,699.12
R3 Printing	2018-07	$97,728.00	2.00%	$1,954.56
RaaS 99	2023-03	$36,034.00	2.00%	$720.68
RaceYa*	2017-01	$84,546.00	2.00%	$1,691.00
Ratio	2021-02	$388,003.00	2.00%	$7,760.06
Reach – Miami (13)	2020-05	$93,502.00	2.00%	$1,870.00
Ready Set Jet	2021-05	$101,342.00	2.00%	$2,026.84
RealtyFeed	2021-05	$51,685.00	2.00%	$1,033.70
Recovered Health (formerly Rx Delivered Now)	2021-11	$467,023.00	2.00%	$9,340.46
RedThread	2023-02	$126,073.00	2.00%	$2,521.46
Referrizer	2022-09	$74,132.00	2.00%	$1,482.64
Reflex Protect	2020-08	$116,433.00	2.00%	$2,328.66
RehabPath	2020-04	$62,219.00	2.00%	$1,244.38
Relay On Demand	2021-04	$494,417.00	2.00%	$9,888.34
Renewal Mill	2020-12	$116,428.00	2.00%	$2,328.56
Rentberry	2023-11	$4,477,475.00	2.00%	$89,549.50
Responsum Health	2022-03	$130,063.00	2.00%	$2,601.26
ReThink Ice Cream	2022-02	$98,104.00	2.00%	$1,962.08
Revero	2022-04	$2,999,916.00	1.00%	$29,999.16
Revival	2023-04	$167,402.00	2.00%	$3,348.04
Rhymella	2018-05	$87,959.00	2.00%	$1,759.18
Riders Share	2023-03	$710,883.00	1.50%	$10,663.25
Ring4 (14)	2018-12	$92,557.00	2.00%	$1,851.00
RMR Laboratories*	2018-07	$784,329.00	2.00%	$15,687.00
Rocket Dollar	2020-03	$468,182.00	2.00%	$9,363.64
Roomi*	2018-07	$321,555.00	2.00%	$6,431.00
Rose Sisters Chips	2022-11	$48,550.00	2.00%	$971.00
Rule Breaker Snacks	2022-05	$171,592.00	2.00%	$3,431.84
Runner	2022-09	$383,485.00	1.50%	$5,752.28
Salone Monet	2021-05	$112,843.00	2.00%	$2,256.86
Salsa God	2020-02	$316,096.00	2.00%	$6,321.92
Sapient	2019-05	$1,063,982.00	2.00%	$21,279.64
Saya Life	2021-10	$250,404.00	2.00%	$5,008.08

Scooterson	2021-03	$390,600.00	2.00%	$7,812.00
Scripx Pharmacy & Health	2023-02	$42,451.00	2.00%	$849.02
Season Three Inc. (15)	2021-08	$107,061.00	2.00%	$2,141.00
Season Three Inc.*	2021-08	$107,061.00	2.00%	$2,141.00
Securisyn Medical	2023-01	$111,884.00	2.00%	$2,237.68
SeeMe	2023-03	$39,854.00	2.00%	$797.08
Sentry AI	2021-08	$538,779.00	2.00%	$10,775.58
Share Scoops	2023-04	$202,558.00	2.00%	$4,051.16
Sienna Sauce	2020-07	$197,372.00	2.00%	$3,947.44
Sienna Sauce	2022-11	$96,036.00	2.00%	$1,920.72
SilkRoll	2018-02	$104,773.00	2.00%	$2,095.46
SimpleShowing	2019-10	$1,069,994.00	2.00%	$21,399.88
SimpleShowing	2021-08	$187,450.00	2.00%	$3,749.00
SkillMil	2017-05	$77,050.00	2.00%	$1,541.00
SkyHi*	2020-04	$268,456.00	2.00%	$5,369.00
Slate Click	2021-11	$51,525.00	2.00%	$1,030.50
Slated	2022-12	$105,830.00	2.00%	$2,116.60
SleepChoices (16)	2019-07	$35,010.00	2.00%	$700.00
Smart Soda	2020-12	$229,310.00	2.00%	$4,586.20
Smart Yields	2019-04	$100,431.00	2.00%	$2,008.62
Snailz	2021-03	$206,615.00	2.00%	$4,132.30
SnapDNA	2021-04	$1,068,563.00	2.00%	$21,371.26
SnapDNA	2023-09	$282,385.00	2.00%	$5,647.70
Snowball Money	2020-07	$599,885.00	2.00%	$11,997.70
Soar Robotics	2020-03	$1,069,872.00	2.00%	$21,397.44
Solvpath	2023-05	$154,261.00	2.00%	$3,085.22
SoMee	2022-04	$264,102.00	2.00%	$5,282.04
SOMOS	2022-10	$49,864.00	2.00%	$997.28
Soon	2023-07	$699,213.00	2.00%	$13,984.26
Sparkle	2020-07	$192,867.00	2.00%	$3,857.34
Spinster Sisters Co	2021-09	$159,731.00	2.00%	$3,194.62
SpongeBath	2023-05	$64,800.00	2.00%	$1,296.00
Stareable	2020-04	$91,491.00	2.00%	$1,829.82
Status Money	2020-01	$404,987.00	2.00%	$8,099.74
StayFi	2022-10	$177,005.00	2.00%	$3,540.10
Steeped Coffee	2022-07	$4,997,358.00	1.00%	$49,973.58
Stock Card	2022-12	$41,580.00	2.00%	$831.60
Stojo	2021-04	$503,486.00	2.00%	$10,069.72
Storybook App	2022-05	$221,385.00	2.00%	$4,427.70
Stream Dx*	2022-02	$104,270.00	2.00%	$2,085.00
Strom Motors (17)	2021-08	$310,137.00	2.00%	$6,203.00

StyleRow	2022-08	$4,998,971.00	1.50%	$74,984.57
Sugar (formerly Jetpack)	2017-10	$250,865.00	2.00%	$5,017.30
Sugarfina	2023-10	$119,218.00	1.00%	$1,192.18
Sunscoop	2021-05	$315,240.00	2.00%	$6,304.80
Sunu*	2020-09	$314,605.00	2.00%	$6,292.00
SuperBetter	2022-12	$100,580.00	2.00%	$2,011.60
SuperPhone®	2023-04	$319,680.00	2.00%	$6,393.60
Supersapiens	2023-04	$1,234,996.00	2.00%	$24,699.92
Surya Spa	2021-05	$139,743.00	2.00%	$2,794.86
Sweetberry	2020-03	$262,421.00	2.00%	$5,248.42
SWIPEBY	2020-11	$324,629.00	2.00%	$6,492.58
TagMango	2023-01	$54,520.00	1.00%	$545.20
Tallyfy	2020-01	$302,932.00	2.00%	$6,058.64
Tapa	2021-01	$73,462.00	2.00%	$1,469.24
TapRm	2021-05	$1,605,272.00	2.00%	$32,105.44
TapRm+	2021-07	$1,605,272.00	2.00%	$32,105.00
Tax Lab, Inc	2023-03	$70,399.00	2.00%	$1,407.98
TaxDrop	2017-11	$69,850.00	2.00%	$1,397.00
tbh	2023-01	$591,845.00	2.00%	$11,836.90
TeamUp	2023-08	$272,900.00	1.00%	$2,729.00
TEMPLE I	2020-10	$359,976.00	2.00%	$7,199.52
Tempo	2021-08	$700,734.00	2.00%	$14,014.68
Teooh (18)	2020-07	$601,206.00	2.00%	$12,024.00
Terraformation	2022-02	$4,998,708.00	2.00%	$99,974.16
The 420 Hotels	2022-09	$191,057.00	1.00%	$1,910.57
The Axle Workout	2022-05	$142,718.00	2.00%	$2,854.36
The Bucket List Studios	2021-07	$2,891,457.00	1.70%	$48,865.62
The Cru	2023-04	$104,813.00	2.00%	$2,096.26
The Free Spirits Company	2023-06	$137,835.00	2.00%	$2,756.70
The Good Kitchen	2021-12	$290,781.00	2.00%	$5,815.62
The Hub	2020-11	$194,804.00	2.00%	$3,896.08
The Lieu*	2020-05	$72,709.00	2.00%	$1,454.00
The Phluid Project	2019-05	$113,535.00	2.00%	$2,270.70
The Residences at Diamond Ridge (19)	2021-08	$290,000.00	2.00%	$5,800.00
The Town Kitchen	2019-11	$58,544.00	2.00%	$1,170.88
theCut	2018-03	$93,853.00	2.00%	$1,877.06
Thimble	2022-04	$192,828.00	2.00%	$3,856.56
Thomas & Wynter	2022-09	$66,055.00	2.00%	$1,321.10
Thomsen's Inc.	2023-04	$67,091.00	1.00%	$670.91
Three Sages	2021-12	$100,155.00	2.00%	$2,003.10

TIBU Health	2023-05	$69,613.00	2.00%	$1,392.26
Tiny Organics	2023-07	$163,784.00	2.00%	$3,275.68
TipSnaps	2022-10	$46,283.00	2.00%	$925.66
Toast	2022-10	$282,241.00	1.00%	$2,822.41
Tombot	2023-03	$252,580.00	2.00%	$5,051.60
TÖST Beverages	2021-10	$361,438.00	2.00%	$7,228.76
Totle (20)	2019-07	$135,427.00	2.00%	$2,709.00
TracFlo	2021-09	$400,185.00	2.00%	$8,003.70
Trip360	2021-05	$49,250.00	2.00%	$985.00
Troop	2022-03	$337,780.00	2.00%	$6,755.60
Tropical Racing	2021-03	$141,433.00	2.00%	$2,828.66
True Gault	2018-02	$79,325.00	2.00%	$1,586.50
True Made Foods	2022-05	$759,187.00	2.00%	$15,183.74
Trusst (21)	2021-04	$105,839.00	2.00%	$2,117.00
Trust & Will (22)	2019-08	$225,212.00	2.00%	$4,504.00
Unbanked (formerly Ternio BlockCard)*	2020-08	$1,069,373.00	2.00%	$21,387.00
Unbanked*	2023-01	$1,877,288.00	2.00%	$37,546.00
Uncooked	2023-02	$47,600.00	2.00%	$952.00
Union Electric*	2021-12	$276,590.00	2.00%	$5,532.00
Up Sonder	2019-08	$357,045.00	2.00%	$7,140.90
UpChoose	2021-05	$282,020.00	2.00%	$5,640.40
Upright	2022-02	$200,132.00	2.00%	$4,002.64
Upshift	2021-01	$707,728.00	2.00%	$14,154.56
Upshift	2022-11	$170,490.00	1.00%	$1,704.90
Utobo	2023-01	$33,787.00	2.00%	$675.74
Vacayo	2018-04	$212,500.00	2.00%	$4,250.00
Village Juice Co	2021-04	$224,990.00	2.00%	$4,499.80
VisuWall*	2019-07	$104,568.00	2.00%	$2,091.00
Vivoo	2020-04	$499,862.00	2.00%	$9,997.24
Vivoo	2020-09	$141,639.00	2.00%	$2,832.78
Volley Tequila Seltzer	2023-04	$120,155.00	2.00%	$2,403.10
VONMERCIER	2022-12	$111,630.00	2.00%	$2,232.60
Vreo*	2019-07	$148,698.00	2.00%	$2,974.00
Waku	2022-05	$87,001.00	2.00%	$1,740.02
Wandering Barman	2020-04	$169,282.00	2.00%	$3,385.64
Wayzn	2020-12	$126,361.00	2.00%	$2,527.22
We Are The New Farmers	2022-04	$207,371.00	2.00%	$4,147.42
Wearwell	2020-10	$107,059.00	2.00%	$2,141.18
WeLivv	2020-01	$1,062,203.00	2.00%	$21,244.06
WellWell*	2021-04	$164,271.00	2.00%	$3,285.00
WhereBy.Us	2020-04	$149,726.00	2.00%	$2,994.52

Whim*	2017-03	$216,758.00	2.00%	$4,335.00
whoelse.ai	2021-07	$45,137.00	2.00%	$902.74
WhoseYourLandlord	2018-04	$54,609.00	2.00%	$1,092.18
Win-Win	2019-09	$327,771.00	2.00%	$6,555.42
Witnet	2018-03	$1,069,983.00	2.00%	$21,399.66
WolfPack	2018-06	$61,225.00	2.00%	$1,224.50
Xiggit	2022-04	$194,037.00	2.00%	$3,880.74
Youngry*	2017-01	$64,450.00	2.00%	$1,289.00
Yumwoof	2022-05	$162,885.00	2.00%	$3,257.70
Zephyr AeroSpace	2021-01	$739,309.00	2.00%	$14,786.18
Zest	2023-06	$94,590.00	1.50%	$1,418.85

Notes

*	To Republic Crowd-Invest's knowledge the issuer is insolvent, dormant, or has dissolved and Republic Crowd-Invest does not expect to receive any cash proceeds as a result of its securities holdings.
+	Security has converted due to a qualifying equity financing, liquidity event or equivalent event for a digital asset security, but Republic Crowd-Invest has not realized cash proceeds from such conversion.
&	Securities Commissions reported are indicative of the dollar amount of securities issued to Republic Crowd-Invest at the time of the applicable closing for each offering. Such commissions do not account for fluctuations in fair market value from the time of their issuance, nor are they indicative of any future value they may or may not hold.
(1)	The securities were liquidated, resulting in an approximate cash payout of 100 cents on the dollar to be contributed to the Republic Note dividend pool.
(2)	The securities were liquidated, resulting in an approximate cash payout of 64 cents on the dollar to be contributed to the Republic Note dividend pool.
(3)	The securities were liquidated, resulting in an approximate cash payout of 115 cents on the dollar to be contributed to the Republic Note dividend pool.
(4)	The securities were liquidated, resulting in an approximate cash payout of 100 cents on the dollar to be contributed to the Republic Note dividend pool.
(5)	The securities were liquidated, resulting in an approximate cash payout of 100 cents on the dollar to be contributed to the Republic Note dividend pool.
(6)	The securities were liquidated, resulting in an approximate cash payout of 0 cents on the dollar to be contributed to the Republic Note dividend pool.
(7)	The securities were liquidated, resulting in an approximate cash payout of 100 cents on the dollar to be contributed to the Republic Note dividend pool.
(8)	The securities were liquidated, resulting in an approximate cash payout of 107 cents on the dollar to be contributed to the Republic Note dividend pool.
(9)	The securities were liquidated, resulting in an approximate cash payout of 100 cents on the dollar to be contributed to the Republic Note dividend pool.
(10)	The securities were liquidated, resulting in an approximate cash payout of 150 cents on the dollar to be contributed to the Republic Note dividend pool.
(11)	The securities were liquidated, resulting in an approximate cash payout of 10 cents on the dollar to be contributed to the Republic Note dividend pool.
(12)	The securities were liquidated, resulting in an approximate cash payout of 7 cents on the dollar to be contributed to the Republic Note dividend pool.
(13)	The securities were liquidated, resulting in an approximate cash payout of 118 cents on the dollar to be contributed to the Republic Note dividend pool.
(14)	The securities were liquidated, resulting in an approximate cash payout of 100 cents on the dollar to be contributed to the Republic Note dividend pool.
(15)	The securities were liquidated, resulting in an approximate cash payout of 20 cents on the dollar to be contributed to the Republic Note dividend pool.
(16)	The securities were liquidated, resulting in an approximate cash payout of 100 cents on the dollar to be contributed to the Republic Note dividend pool.

(17) The securities were liquidated, resulting in an approximate cash payout of 100 cents on the dollar to be contributed to the Republic Note dividend pool.

(18) The securities were liquidated, resulting in an approximate cash payout of 5 cents on the dollar to be contributed to the Republic Note dividend pool.

(19) The securities were liquidated, resulting in an approximate cash payout of 58 cents on the dollar to be contributed to the Republic Note dividend pool.

(20) The securities were liquidated, resulting in an approximate cash payout of 267 cents on the dollar to be contributed to the Republic Note dividend pool.

(21) The securities were liquidated, resulting in an approximate cash payout of 117 cents on the dollar to be contributed to the Republic Note dividend pool.

(22) The securities were liquidated, resulting in an approximate cash payout of 150 cents on the dollar to be contributed to the Republic Note dividend pool.

(i) **The dollar amount of securities received by Republic Crowd-Invest is calculated based on the issuance prices of these securities. The prices to be realized upon liquidation of these securities may be higher or lower than their issuance prices. Therefore, the dollar amount of securities received by Republic Crowd-Invest is not predictive of the amount of Republic Core Proceeds that may be realized upon liquidation of these securities. There can be no assurance that Republic Crowd-Invest will realize a return as to any of these securities. In addition, because the issuers who issue securities through Republic Crowd-Invest are typically small companies and start-ups, the risk that their securities may not generate a return is higher than it would be for larger, more-established issuers.**

Similarly, as the investment adviser of funds and special purpose vehicles ("**SPVs**") that invest, directly and through intermediate funds, in private companies, Republic Private Capital is typically entitled to receive carried interest from each such fund or SPV. Typically, Republic Private Capital receives (i) a management fee in the form of cash payments and (ii) a net weighted-average carried interest typically ranging from 1% to 15% (where fluctuations primarily depend on whether there are sub-advisers or other carry recipients with respect to the fund or the limited partners of the fund have demanded and received carry reductions for contributing considerable capital). For illustrative purposes, if an SPV advised by Republic Private Capital deploys $1,000,000 into Company C, and as a result Republic Private Capital was entitled to a 6% net weighted-average carried interest (after taking in to effect other carry recipients or concessions), then if Company C is later acquired at 2 times its value at the time of the initial investment, then, upon liquidation, Republic Private Capital should receive cash proceeds from its carried interest equal to 6% of the $1,000,000 in profit realized by the SPV, or a sum of $60,000 (before taking into account relevant expenses). Under its Core Proceed Producing Client Contract with Republic Core, Republic Private Capital must pay Republic Core a $10,000 cash fee quarterly and 25%of the net cash proceeds (if any) that Republic Private Capital may receive from time to time from its net weighted-average carried interests. Therefore, in a quarter in which Republic Private Capital receives cash proceeds from its net weighted-average carried interests, the Company would receive from Republic Private Capital the quarterly cash fee of $10,000 and 25% of any net cash proceeds from the net weighted-average carried interests, and the latter amount would be added to the Distributable Amount. The Company would be entitled to receive from Republic Private Capital the quarterly cash fee and cash proceeds from net weighted-average carried interests during the term of the Core Proceed Producing Client Contracts between the Company and Republic Private Capital. The Core Proceed Producing Client Contracts is for a perpetual unless terminated for cause by either party or by the mutual agreement of the parties.

Set forth below is a table of the net weighted-average carried interests to which Republic Private Capital is entitled as partial compensation for its advisory services. As and when such carried interests may be liquidated, Republic Private Capital must pay 25% of the net cash proceeds to Republic Core, which will become part of the Republic Core Proceeds from which distributions may be declared to investors in Republic Notes. **As described in Note 2 to the table below, the consolidated assets deployed held by the relevant Republic Private Capital investment vehicles, as set forth in column (C), reflect the amounts originally invested. These numbers are unaudited, and the amounts to be realized upon payment under or liquidation of these carried interests may be higher or lower than the original investment amounts. Therefore, consolidated assets deployed is not predictive of the amount of Republic Core Proceeds that may be realized upon payment under or liquidation of these carried interests. There can be no assurance that Republic Private Capital will realize a return as to any of these investments.** Republic Core has engaged Alice.CPA LLC (formerly known as TaxDrop LLC) to assist in the preparation of this table and to have its licensed CPAs review its contents for accuracy. No assurance has been presented as it relates to this matter. Republic Crowd-Invest holds a $1,397 Crowd SAFE in TaxDrop Inc.; TaxDrop Inc., of which Republic

Crowd-Invest holds a small investment, is a legally distinct entity from Alice.CPA LLC (fka TaxDrop LLC) but is related by common ownership.

Republic Private Capital

Carried Interests
As of December 31, 2023
(Unaudited)

Company	Time of Investment		Invested Amount	Net Weighted-Average Carried Interest Percentage	Percentage of Proceeds to Core upon Exit
1inch	2021-11	$	2,500,000.00	6.55%	25%
1inch	2020-12	$	175,000.00	1.25%	25%
Acala	2020-11	$	100,000.00	7.69%	25%
Accredible++	2021-01	$	750,000.00	5.08%	25%
Agnetix++	2019-07	$	445,500.00	3.16%	25%
AHP Investments, LP**	2021-05	$	50,000.00	7.09%	25%
Akin's Army++	2019-05	$	150,001.00	3.43%	25%
Albedo	2022-06	$	1,554,998.00	3.74%	25%
Albedo	2023-10	$	749,999.00	3.74%	25%
Amulet	2022-04	$	250,000.00	10.00%	25%
Analytical Space	2021-05	$	2,499,999.77	6.78%	25%
Antares Industries	2023-10	$	500,000.00	6.69%	25%
Apollo Neuroscience++	2019-10	$	380,000.00	5.08%	25%
Arbol++	2021-12	$	1,469,000.00	6.29%	25%
Arcana	2021-09	$	250,000.00	10.00%	25%
Array Labs	2022-09	$	250,000.00	7.35%	25%
Astaria	2022-06	$	250,000.00	10.00%	25%
Astra	2022-01	$	1,000,000.00	10.00%	25%
Asymmetry	2023-04	$	500,000.00	10.00%	25%
Authereum	2020-02	$	80,000.00	5.33%	25%
Avalanche	2021-07	$	35,000,000.00	7.16%	25%
Avalanche	2021-05	$	5,000,000.00	10.00%	25%
Axiom Space	2021-10	$	11,000,000.00	5.71%	25%
Axiom Space	2023-03	$	6,172,851.00	5.75%	25%
Axiom Space	2022-08	$	495,000.00	2.37%	25%
B&J Studios	2022-08	$	147,997.00	7.35%	25%
Backend Capital II LP**	2021-09	$	216,000.00	7.09%	25%
Backend Capital II, LP**	2023-01	$	180,000.00	7.35%	25%
Begin	2021-05	$	18,000.00	7.09%	25%
BidsNFT	2022-07	$	250,000.00	10.00%	25%
Biobot	2023-07	$	400,000.00	7.35%	25%

Bit.Country	2021-05	$	150,000.00	7.09%	25%
Blinkmoon	2021-12	$	500,000.00	10.00%	25%
Blockdaemon	2019-04	$	100,000.00	3.70%	25%
BlockFi+	2021-07	$	12,196,558.32	6.96%	25%
Blocklords	2022-05	$	250,000.00	10.00%	25%
BlockSwap	2021-06	$	400,000.00	7.07%	25%
Bokksu++	2019-07	$	310,000.00	2.20%	25%
Botkeeper	2020-05	$	1,000,000.00	5.36%	25%
Busha	2022-05	$	400,000.00	7.35%	25%
Campground	2021-11	$	250,000.00	7.09%	25%
Campground	2021-11	$	250,000.00	10.00%	25%
Caraway++	2020-02	$	555,000.00	5.07%	25%
Carta	2019-05	$	2,738,600.00	4.00%	25%
Carta	2019-07	$	2,432,100.00	1.50%	25%
Carta	2019-07	$	2,258,245.00	2.50%	25%
Carta	2020-04	$	2,123,000.00	5.50%	25%
Carta	2020-04	$	2,087,000.00	4.71%	25%
Carta	2021-01	$	1,748,112.00	5.00%	25%
Carta	2020-05	$	1,227,000.00	4.07%	25%
Carta	2020-04	$	890,140.00	6.50%	25%
Carta	2021-01	$	709,901.00	6.00%	25%
Carta	2021-01	$	537,361.00	5.11%	25%
Cere	2019-06	$	300,000.00	3.31%	25%
Cere	2021-02	$	100,000.00	3.31%	25%
Chingari	2022-01	$	1,000,000.00	3.42%	25%
Chingari (Equity)	2021-09	$	5,000,000.00	7.73%	25%
Chingari (Equity)	2021-11	$	1,825,000.00	9.78%	25%
Chingari (Equity)	2020-12	$	1,004,000.00	5.30%	25%
Chingari (Tokens)	2021-10	$	3,440,000.00	8.13%	25%
Chingari (Tokens)	2021-09	$	2,000,000.00	10.00%	25%
Chingari (Tokens)	2021-08	$	1,000,000.00	10.00%	25%
Chingari (Tokens)	2021-09	$	500,000.00	3.42%	25%
Claystack	2021-05	$	100,000.00	7.09%	25%
CoinDCX++	2022-04	$	5,014,934.00	6.95%	25%
CoinFund Ventures Onshore QP LP**	2021-07	$	432,000.00	7.09%	25%
Comm Technologies	2022-07	$	148,497.00	7.35%	25%
Compound*	2019-06	$	133,500.00	3.55%%	25%
Cupcake Studios	2022-11	$	37,000.00	7.35%	25%
Customer.io	2021-06	$	28,000.00	7.09%	25%
Dapix	2019-10	$	144,000.00	3.41%	25%
Dapper Labs	2021-09	$	5,033,984.00	7.55%	25%
Dapper Labs ($FLOW)	2020-06	$	480,000.00	4.20%	25%

dClimate	2021-03	$	1,369,051.00	6.36%	25%
dClimate	2021-03	$	354,000.00	6.37%	25%
Deesse+	2021-11	$	100,000.00	10.00%	25%
Dexalot	2022-02	$	502,000.00	7.09%	25%
Dexalot	2022-02	$	248,000.00	10.00%	25%
Dodoex	2020-09	$	100,000.00	3.99%	25%
Double Jump++	2022-08	$	1,100,000.00	1.16%	25%
Draft Ventures II, LP**	2021-05	$	54,196.00	7.09%	25%
DrinkBev	2019-04	$	107,998.00	0.16%	25%
DuraFi (Lolliswap) - First Round	2021-08	$	250,000.00	10.00%	25%
Durafi (Lolliswap) - Second Round	2022-03	$	1,000,000.00	10.00%	25%
Earth	2022-03	$	48,000.00	7.35%	25%
Element Finance	2021-10	$	500,000.00	10.00%	25%
EquipmentShare	2020-09	$	9,100,000.00	4.00%	25%
EquipmentShare	2020-09	$	6,368,246.00	7.78%	25%
EquipmentShare	2020-02	$	5,224,280.00	4.78%	25%
EquipmentShare	2020-07	$	4,749,350.00	4.50%	25%
EquipmentShare	2020-02	$	4,276,760.00	5.11%	25%
EquipmentShare	2019-11	$	4,075,472.00	4.43%	25%
EquipmentShare	2020-02	$	3,910,000.00	3.00%	25%
EquipmentShare	2020-09	$	3,436,996.00	5.76%	25%
EquipmentShare	2019-09	$	3,082,000.00	7.54%	25%
EquipmentShare	2020-02	$	2,960,000.00	5.00%	25%
EquipmentShare	2019-11	$	2,930,000.00	7.50%	25%
EquipmentShare	2020-10	$	2,434,997.00	4.50%	25%
EquipmentShare	2019-09	$	2,048,000.00	3.63%	25%
EquipmentShare	2020-09	$	2,038,992.00	7.76%	25%
EquipmentShare	2020-07	$	2,000,650.00	6.24%	25%
EquipmentShare	2020-02	$	1,970,000.00	2.35%	25%
EquipmentShare	2019-11	$	1,124,528.00	6.85%	25%
EquipmentShare	2020-09	$	1,105,766.00	5.99%	25%
EquipmentShare	2020-10	$	1,000,000.00	6.97%	25%
EquipmentShare	2019-09	$	970,000.00	7.50%	25%
EquipmentShare	2019-11	$	970,000.00	10.00%	25%
EquipmentShare	2020-02	$	628,500.00	3.98%	25%
EquipmentShare	2020-02	$	329,080.00	4.50%	25%
EquipmentShare	2020-02	$	235,000.00	6.70%	25%
EquipmentShare	2020-02	$	216,200.00	3.07%	25%
Fandom	2022-06	$	50,000.00	7.35%	25%
FARE (Fareplay)	2022-09	$	500,000.00	10.00%	25%
Firefly AeroSpace	2021-09	$	10,880,000.00	6.69%	25%

Firefly AeroSpace	2022-07	$	6,619,740.00	1.76%	25%
Firefly AeroSpace	2022-08	$	5,000,000.00	6.52%	25%
Firefly AeroSpace	2022-07	$	3,380,260.00	6.69%	25%
Firefly AeroSpace	2023-03	$	2,691,400.00	5.03%	25%
Firefly AeroSpace	2023-03	$	2,478,000.00	10.00%	25%
Flipside++	2022-03	$	13,703,299.00	6.30%	25%
FOMO Pay	2022-08	$	500,000.00	7.35%	25%
Fonbank	2022-01	$	48,000.00	7.09%	25%
FreshCut Labs	2022-05	$	750,000.00	10.00%	25%
Fund II, a series of Utsav Samani Investments, LP**	2021-05	$	480,000.00	7.09%	25%
Fund II, A Series of WV, L.P**	2022-12	$	440,000.00	7.35%	25%
Galaxy Eco	2022-05	$	50,000.00	10.00%	25%
Galaxy Fund I, L.P.**	2022-12	$	60,000.00	7.35%	25%
Gamer Gains	2022-04	$	200,000.00	10.00%	25%
Genies	2021-06	$	3,000,000.00	7.61%	25%
GMI Computing	2022-04	$	400,000.00	7.35%	25%
Gnosis	2022-07	$	1,000,000.00	10.00%	25%
GoGoPool	2022-06	$	500,500.00	10.00%	25%
GoGoPool	2022-06	$	150,500.00	7.35%	25%
Golden Hearts Consumer++	2020-07	$	325,000.00	4.92%	25%
Good Eggs++	2020-12	$	499,999.00	4.92%	25%
goTenna Inc	2021-12	$	1,100,437.00	6.34%	25%
goTenna Inc	2023-06	$	749,999.00	3.74%	25%
goTenna Inc	2023-05	$	248,000.00	7.35%	25%
Gunzilla	2023-08	$	2,800,583.00	5.14%	25%
Gunzilla	2023-07	$	2,000,417.00	3.74%	25%
Gunzilla	2022-02	$	1,880,000.00	2.39%	25%
Gunzilla	2023-05	$	1,400,372.00	1.67%	25%
Gunzilla NFTs	2022-03	$	500,000.00	10.00%	25%
Gunzilla NFTs	2022-03	$	248,000.00	7.35%	25%
Harry Hurst I, a series of Harry Hurst, LP**	2021-05	$	132,444.00	7.09%	25%
Hedgehog	2021-07	$	400,100.00	4.29%	25%
HedgeHog	2021-07	$	150,000.00	7.09%	25%
Hike	2022-02	$	1,000,000.00	10.00%	25%
Hubble	2022-01	$	162,000.00	10.00%	25%
Hubble	2022-01	$	88,000.00	7.09%	25%
Humanode	2021-09	$	500,000.00	10.00%	25%
Humanode (Investment #2)	2022-10	$	25,000.00	10.00%	25%
Incept (Private)	2022-03	$	200,000.00	10.00%	25%
Incept (Seed)	2022-03	$	300,000.00	10.00%	25%

IQ Protocol	2022-01	$	750,000.00	5.67%	25%
IQ Protocol	2021-12	$	250,000.00	10.00%	25%
Jet Protocol+	2021-10	$	250,000.00	7.09%	25%
Jetty	2021-05	$	48,000.00	7.09%	25%
Jiritsu	2023-05	$	400,000.00	10.00%	25%
K2 Space	2023-06	$	1,500,000.00	2.37%	25%
K2 Space	2023-02	$	500,000.00	6.52%	25%
Kado Money	2022-01	$	250,000.00	7.09%	25%
Kafene++	2021-03	$	1,198,974.00	1.86%	25%
Kafene++	2021-10	$	500,000.00	7.38%	25%
Kibo	2021-10	$	250,000.00	10.00%	25%
Klarna	2021-03	$	14,893,317.00	5.39%	25%
Klarna	2021-04	$	5,926,895.00	5.05%	25%
Kraken	2021-05	$	10,000,035.00	5.81%	25%
Laddercaster	2023-04	$	250,000.00	10.00%	25%
Lora DiCarlo+	2020-11	$	1,157,980.00	6.14%	25%
Lover Boy	2019-09	$	237,000.00	3.00%	25%
LTSE++	2019-12	$	500,000.00	2.48%	25%
LTSE++	2019-08	$	250,000.00	4.69%	25%
Lucid Sight+	2021-06	$	48,000.00	7.09%	25%
Magic Square	2022-07	$	500,000.00	10.00%	25%
Magpie	2022-05	$	148,000.00	7.35%	25%
Menthol Protocol	2022-07	$	500,000.00	10.00%	25%
Merkle Science++	2022-06	$	1,000,131.00	6.05%	25%
MetaEngine	2022-04	$	248,000.00	7.35%	25%
Metalink	2021-09	$	300,000.00	10.00%	25%
Metaplex	2022-01	$	720,000.00	1.19%	25%
Mojoverse	2021-12	$	300,000.00	10.00%	25%
Monkeyball	2021-10	$	250,000.00	10.00%	25%
Moonray	2022-06	$	500,000.00	10.00%	25%
MotoRefi (Formerly Caribou)	2021-06	$	2,999,836.00	10.00%	25%
Multicoin Venture Fund II US, LP**	2021-07	$	480,000.00	7.09%	25%
Multicoin Venture Fund II US, LP**	2023-01	$	144,592.00	7.09%	25%
Nanotronics++	2021-02	$	1,698,400.00	3.34%	25%
Nanotronics++	2021-11	$	1,324,063.00	1.91%	25%
Near Protocol	2022-01	$	20,519,464.00	6.46%	25%
Nested Finance (Marketing)	2022-01	$	250,000.00	10.00%	25%
Nested Finance (Strategic)	2021-12	$	250,000.00	10.00%	25%
Nibiru (MTRX Services Ltd.)	2022-10	$	1,000,000.00	10.00%	25%
Noble++	2019-10	$	241,300.00	7.18%	25%

NoRamp	2023-02	$	50,000.00	10.00%	25%
NotVC**	2022-04	$	168,000.00	7.35%	25%
Oasys	2022-06	$	4,000,000.00	5.16%	25%
Oasys	2022-06	$	1,000,000.00	10.00%	25%
Obscuro	2022-09	$	250,000.00	10.00%	25%
OP Games	2021-09	$	100,000.00	10.00%	25%
OP3N (EST MEDIA HOLDINGS)	2022-07	$	1,000,499.00	10.00%	25%
Ordermark	2021-03	$	316,200.00	8.16%	25%
Orthogonal Thinker++	2019-10	$	1,088,000.00	4.50%	25%
Orthogonal Thinker++	2019-08	$	996,000.00	4.23%	25%
Passport++	2020-06	$	974,781.00	8.37%	25%
Passport++	2020-06	$	627,000.00	6.29%	25%
Petra++	2022-10	$	811,100.00	4.86%	25%
Philo	2020-08	$	500,000.00	6.00%	25%
Pipe	2021-05	$	20,068,732.00	5.79%	25%
Pipe	2021-01	$	500,000.00	5.58%	25%
Plaid	2021-08	$	12,052,654.00	6.13%	25%
Plaid	2021-07	$	4,365,900.00	7.12%	25%
Pocket Network	2021-02	$	85,000.00	10.00%	25%
Pods Finance	2021-11	$	300,000.00	10.00%	25%
Pods Finance	2021-11	$	88,000.00	7.09%	25%
Polygon	2022-01	$	30,409,062.00	7.45%	25%
Polygon	2021-11	$	5,000,000.00	10.00%	25%
Polygon	2022-01	$	4,591,000.00	9.34%	25%
Pontem	2021-07	$	100,000.00	10.00%	25%
Portal Defi	2021-08	$	100,000.00	7.09%	25%
PrePO	2022-02	$	250,000.00	10.00%	25%
Privateer	2022-04	$	248,000.00	7.35%	25%
Proof Of Learn	2022-02	$	650,000.00	10.00%	25%
Public	2021-10	$	999,990.00	4.21%	25%
Pyth Network	2021-05	$	200,000.00	7.09%	25%
QP - Fund II, a series of Todd & Rahul's Angel Deals, LP**	2021-05	$	173,600.00	7.09%	25%
Raindrop Studios	2022-11	$	18,500.00	7.35%	25%
Rappi++	2022-03	$	25,487,530.00	6.74%	25%
Rarible (Equity)	2021-06	$	333,331.00	7.09%	25%
Rarible (Tokens)	2021-06	$	166,667.00	7.09%	25%
Ratio Finance+	2021-12	$	1,000,000.00	5.21%	25%
Ratio Finance+	2021-9	$	1,500,000.00	10.00%	25%
Relativity	2020-11	$	6,879,338.00	5.93%	25%
Relativity	2019-09	$	5,597,629.00	5.14%	25%

Relativity	2019-10	$	5,202,000.00	5.70%	25%
Relativity	2021-10	$	2,275,919.00	5.00%	25%
Relativity	2021-09	$	1,250,000.00	2.42%	25%
Relativity	2019-05	$	1,133,910.00	3.50%	25%
Relativity	2019-10	$	1,000,000.00	2.50%	25%
Relativity	2019-10	$	970,000.00	5.50%	25%
Relativity	2019-10	$	792,000.00	4.00%	25%
Relativity	2019-09	$	647,000.00	6.45%	25%
Relativity	2019-10	$	377,100.00	8.00%	25%
Relativity	2019-09	$	236,039.00	6.50%	25%
Relativity	2019-09	$	127,000.00	6.50%	25%
Rescale++	2020-10	$	9,507,815.00	6.32%	25%
Rescale++	2021-07	$	1,122,475.00	9.27%	25%
Rescale++	2021-01	$	562,583.00	6.32%	25%
Rescale++	2021-08	$	471,992.00	7.50%	25%
Revelator	2022-08	$	1,000,000.00	10.00%	25%
Rikkei	2021-12	$	100,000.00	10.00%	25%
Rikkei	2021-12	$	150,000.00	10.00%	25%
Robinhood	2021-02	$	1,898,000.00	2.50%	25%
Robinhood	2021-03	$	5,000,000.00	1.29%	25%
Robinhood	2021-01	$	2,000,016.80	6.70%	25%
Robinhood	2021-01	$	7,000,031.50	4.50%	25%
Robinhood	2021-02	$	9,474,000.00	4.50%	25%
Robinhood	2020-09	$	1,110,700.00	4.00%	25%
Robinhood	2020-09	$	1,999,984.75	3.77%	25%
Robinhood	2020-08	$	641,160.00	6.30%	25%
Robinhood	2020-06	$	1,128,200.00	4.58%	25%
Robinhood	2020-06	$	1,166,800.00	2.55%	25%
Robinhood	2020-06	$	4,005,000.00	2.55%	25%
Robinhood	2020-09	$	1,300,000.00	1.78%	25%
Robinhood	2020-07	$	629,329.40	5.84%	25%
Root One, a series of iSeed SEA, LP**	2021-05	$	188,000.00	7.09%	25%
Ryan Delk Fund III**	2022-12	$	248,000.00	7.35%	25%
Saber	2021-07	$	288,010.00	1.64%	25%
Saber+	2021-11	$	1,700,000.00	7.32%	25%
School16++	2021-03	$	281,000.00	6.93%	25%
Self ID	2023-06	$	50,000.00	7.35%	25%
SeriesFi++	2022-04	$	1,000,000.00	3.83%	25%
Shima Capital LLC**	2022-12	$	248,000.00	7.35%	25%
ShipRocket	2020-10	$	735,294.00	6.03%	25%
ShipRocket	2020-01	$	1,338,013.73	5.04%	25%
Shrug IV-A LP**	2023-01	$	140,000.00	7.35%	25%

Skyryse	2021-10	$	9,879,984.00	6.78%	25%
Skyryse	2021-07	$	2,010,620.00	3.57%	25%
SMBX	2021-05	$	48,226.00	7.09%	25%
Snailtrail	2022-04	$	264,000.00	10.00%	25%
Snailtrail	2022-03	$	188,000.00	7.35%	25%
Snailtrail	2022-03	$	48,000.00	7.09%	25%
Space Perspective	2023-07	$	750,000.00	7.35%	25%
Space Perspective	2023-07	$	400,000.00	7.35%	25%
SpaceX	2020-05	$	1,598,415.00	5.35%	25%
SpaceX	2020-05	$	753,183.00	3.38%	25%
Sphere	2023-02	$	250,000.00	10.00%	25%
Squads	2021-10	$	80,000.00	7.09%	25%
Staked++	2019-03	$	133,500.00	8.75%	25%
Star Atlas (ATLAS)	2021-08	$	250,000.00	10.00%	25%
Star Atlas (POLIS)	2021-08	$	250,000.00	10.00%	25%
Steer Protocol	2022-09	$	250,000.00	10.00%	25%
Stonebridge Alpha - 1, LP**	2021-05	$	228,000.00	7.09%	25%
Subspace	2021-05	$	200,000.00	5.00%	25%
Superpedestrian	2019-07	$	210,000.00	3.15%	25%
Supra Oracles	2022-03	$	400,000.00	3.36%	25%
Supra Oracles (Pre-Seed)	2021-09	$	200,000.00	10.00%	25%
Supra Oracles (Seed)	2022-01	$	500,000.00	10.00%	25%
Swing (Polkaswitch)	2021-12	$	2,000,000.00	10.00%	25%
Sybil Capital Fund I-A, LP**	2021-04	$	374,400.00	7.09%	25%
Symbiosis	2021-11	$	500,000.00	10.00%	25%
Tailwind International Sponsor LLC	2021-02	$	1,000,000.00	6.41%	25%
Tailwind Sponsor LLC	2021-03	$	2,000,000.00	6.68%	25%
Tailwind Sponsor LLC	2020-08	$	1,500,000.00	6.55%	25%
Tempo Games (Avy Entertainment)	2022-02	$	2,000,000.00	10.00%	25%
Terra+	2022-01	$	35,900,020.00	8.15%	25%
Terra+	2022-01	$	5,050,000.00	6.54%	25%
The Tie	2022-02	$	48,000.00	7.09%	25%
Trading Strategy (Market Software Limited)	2022-05	$	250,000.00	10.00%	25%
TruFin	2022-12	$	250,000.00	10.00%	25%
Turing	2021-09	$	188,780.00	5.00%	25%
Ubet	2022-02	$	250,000.00	10.00%	25%
Ufit (Investment #1)	2021-08	$	250,000.00	10.00%	25%
Ufit (Investment #2)	2022-04	$	500,000.00	10.00%	25%
Utila	2022-05	$	30,002.00	7.35%	25%
VCVC SPAC	2020-11	$	2,250,980.00	2.09%	25%

Versus	2021-11	$	88,022.00	7.09%	25%
VRRB	2023-07	$	300,000.00	3.26%	25%
York Space Systems	2022-11	$	4,520,500.00	3.97%	25%
Zebec Protocol	2021-09	$	600,000.00	3.26%	25%
Zebec Protocol	2021-09	$	500,000.00	10.00%	25%
Zed Run (Future Future)	2022-07	$	1,000,000.00	10.00%	25%
zk.Link	2021-09	$	1,500,000.00	10.00%	25%
zk.Link	2021-10	$	500,000.00	4.53%	25%
Zoe Financial++	2021-05	$	599,998.00	7.37%	25%

* Republic Parent later acquired the portfolio company in a non-cash deal; future revenue participation rights are unknown and therefore Republic Private Capital believes no carried interest will be realized.

** A multi-asset fund which has a GP which is another wholly owned subsidiary of Republic Maximal LLC.
+ Republic Private Capital believes the Portfolio company is currently worth less than the valuation at which Capital was deployed. As a result, Republic Private Capital does not expect to realize carried interest as-a-result of its position.
++ A fund in which Republic Private Capital, as of June 26, 2024, has substituted Republic Deal Room Adviser LLC, its affiliate, as adviser and Republic Deal Room GP, LLC as General Partner and Organizer. Pursuant to an Omnibus Amendment to the Limited Partnership Agreements of the funds, Omnibus Assignment and Assumption Agreement, and Second Omnibus Amendment to the Limited Partnership Agreements of the funds, Republic Private Capital, and its affiliate, Republic Deal Room Advisor, will each receive one half of the carried interest associated with such funds. With the intent for proceeds due the Republic Note dividend pool to not materially change, Republic Private Capital and Republic Core have entered into an Amended and Restated Master Services Agreement, effective June 26, 2024, to increase Republic Privat Capital's net weighted carried interest contribution to Republic Core for such funds to fifty (50%) from the twenty-five percent (25%) stated in the original Master Services Agreement.
(1) In one or more instances, investments may be made on multiple dates, typically over the span of weeks or months. For each investment shown, we have provided the calendar quarter in which Republic Private Capital's last (or only, if applicable) investment was made. Republic Private Capital earned certain carried interest from carry realized on the exchange of limited partnership interests within certain advised SPVs, no exit or liquidity events have occurred to date.
(2) The consolidated assets deployed may be held by multiple Republic Private Capital sponsored investment vehicles, as set forth in column (C), reflect the amounts originally invested. The amounts to be realized upon payment under or liquidation of these carried interests may be higher or lower than the original investment amounts. Therefore, consolidated assets deployed is not predictive of the amount of Republic Core Proceeds that may be realized upon payment under or liquidation of these carried interests. There can be no assurance that Republic Private Capital will realize a return as to any of these investments. In addition, because the companies in which Republic Private Capital holds investments are typically small companies and start-ups, the risk that their businesses may not generate an investment return is higher than it would be for larger, more-established companies.
(3) Certain private funds previously advised by Republic Capital were assigned to its affiliate Republic Deal Room Advisor LLC in conjunction with Republic Capital's registration as an investment adviser with the SEC. Republic Deal Room Advisor is a federally exempt venture capital investment adviser which is not in privity with Republic Core at this time.
(4) Certain assets have been exited either in parts or in full, having resulted in realized proceeds that either have been or will be paid to Republic Core LLC.

In the ordinary course of their operations, both Clients have the ability to revise or eliminate the receipt of securities or carried interest at or near the closing of the relevant fund or investment. For example, in the ordinary course of Republic Private Capital's business, certain large investors will be able to negotiate carried interest reductions. We do not believe there is a compelling business reason or economic interest for either Client to revise or eliminate the receipt of securities or carried interest outside the ordinary course of their operations. Nevertheless, each Client's ability to do so is outside the Company's control.

The definition of Republic Core Proceeds may only change if (i) we consider certain revenues or proceeds from new clients or existing clients to be Republic Core Proceeds, (ii) an existing Client cancels their Core Proceed Producing Client Contracts with us for cause or materially changes it in which case no future proceeds may be expected

therefrom, or (iii) the definition of "Republic Core Proceeds" is changed pursuant to the terms of the Company's in force LLC Operating Agreement. Any decision to include revenues or proceeds from new clients or additional revenues from existing clients in Republic Core Proceeds would be made by Republic Parent in its capacity as the Managing Member of the Company.

We've taken certain steps to make our products more reliable and scalable, including the below:

- The Company continues its transition to React JS to power our front-end, separating logic into front-end and back-end, and standardizing approaches to developing complex applications. Currently, the Company standard includes a combination of ReactJS and GraphQL, with much of the platform's functionality now conforming to this standard. This facilitates the development of isolated logic and adherence to microservices architecture standards. The Company plans to invest $250,000 in this project over the next year.
- In line with the Company standard, mobile applications (iOS/Android) have been rewritten and reissued based on the React Native framework and shifted to using GraphQL on the backend. This approach helps conserve resources and apply uniform solutions across mobile platforms simultaneously.
- We continue to enhance the security of our platform and now use multiple layers of security in combination with the Wallarm Feb Application Firewall and a similar solution from CloudFlare. Together with the implementation of security policies and the use of Mobile Device Management and antivirus software, this allows the Company to meet high security standards. The Company has completed the first phase of obtaining an SOC certificate and we plan to complete the process in 2025. At the end of 2023, a Content Security Policy was implemented on the platform, a high standard for securing the client-side of the platform, which required us to abandon the use of certain libraries and frameworks, as well as to change some frontend development methods. Planned investments in the development and implementation of security policies for the next year could reach up to $500,000.
- We have changed our approach to releasing new products and delivering updates to existing features and products—from scheduled bi-weekly releases we have moved to trunk-based delivery, which required us to restructure our support and development processes. This allows us to improve error monitoring in functionality and enhance the security level of the platform's products.

Our Products and Services Strategy

Republic Core plans to make all of its current suite of services more reliable, scalable, and fault tolerant. Republic Core also intends to expand its suite of services to include:

Easy Digital Wallet Creation and Tracking: As part of our strategic initiatives for the coming years, the company is focusing on the development and improvement of services for creating and maintaining digital wallets. We plan not only to expand the functionality of existing solutions but also to implement new technologies to enhance usability and security. In addition to technical improvements, we plan to expand our customer support, including 24/7 technical support and educational programs to teach users the basics of digital assets and security. These steps will allow us not only to strengthen customer trust but also to take a leading position in the digital wallet market.

The next level of KYC services provided by the company: As part of our annual plan, we aim to improve our KYC system to make it more qualitative and efficient. The main direction will be the development and implementation of a separate KYC microservice, which will allow centralized management of all client identification and verification processes. This will provide flexibility in scaling, quick adaptation to new regulatory requirements, and improved integration with other systems and services of our platform, accelerating data processing and increasing the overall efficiency of KYC procedures.

Custodial services: As part of our annual plan, we also plan to launch new services using custodial accounts, which will significantly expand our platform's capabilities for managing client assets. This will allow our clients to securely store and manage their assets under our supervision, ensuring a high level of security and compliance with regulatory requirements. We are implementing this by integrating with vendors that provide custodial services, while we focus on developing the interface and client products. The launch of such services will not only improve the user experience

by providing broader investment opportunities but also allow the company to expand its presence in the financial services market.

Upside and Republic Parent have also entered into a memorandum of understanding (the "**Upside MOU**") detailing services to be offered by Upside to certain clients of Republic Parent, including (a) deploying token software code with transfer address restrictions ("**Standard Security Token**") to various blockchain networks, including, but not limited to, the Ethereum, Avalanche or Polygon network; and (b) configuring Upside to administer a new Standard Security Token. The fees payable under the Upside MOU would include optional one-time fees for each implementation for each client, as well as per hour charges for customization or for a third-party security audit. The fees payable under the Upside MOU would be payable by the clients of Republic Parent. Republic Parent holds preferred stock of Upside.

Republic Core has been working with Upside to help create user-friendly tools that will make custodying Republic Notes easier and streamline the cap table management process for token issuers. The scope of work related to this particular endeavor is included as a part of our broader agreement with Upside to help develop the Republic Note. We are in on-going discussions with Upside to continue to build on the wallet to make trading and holding the Note easier. Purchasers seeking to receive, custody, or trade Republic Notes without using our wallet can do so using any wallet compatible with the Avalanche network. However, our wallet makes it easier to understand applicable transfer restrictions and lockup periods. It also has a robust KYC integration that makes it easier to onboard Republic's future partner services, should Republic choose to offer such services in the future in partnership with vendors that may require our users to have completed identity verification.

Intellectual Property

The Company has a worldwide, semi-exclusive license from Republic Parent to use certain intellectual property related to the Site and its operations.

In addition, the Company has a royalty-free, worldwide, non-exclusive license from Republic Parent to use the following trademarks. Certain trademarks may be used by Republic Core due to Republic Parent's ownership of relevant affiliates:

Image	Registration No.	Serial No.	Trademark	Application Date
REPUBLIC	5233756	87036867	REPUBLIC	2016-05-13
CROWD SAFE	5287367	87062140	CROWD SAFE	2016-06-06
Republic	5359287	87448268	R Republic	2017-05-12
TOKEN DPA	5492273	87725979	TOKEN DPA	2017-12-19
REPUBLIC CRYPTO	5659324	87748061	REPUBLIC CRYPTO	2018-01-09
NOTE	5880778	87814910	NOTE	2018-02-28
REPUBLIC PROTOCOL	5588179	87826504	REPUBLIC PROTOCOL	2018-03-08
CROWD SAFE-ST	5682191	87906640	CROWD SAFE-ST	2018-05-03
SHAREDROP	6070402	88259676	SHAREDROP	2019-01-13

GAME SHARES	5163095	86917487	GAME SHARES[$]	2016-02-23
	5048509	86884603	FIG MARK[$]	2016-01-24
fig	5048506	86884455	FIG[$]	2016-01-23
FIG	5048504	86884329	FIG[$]	07-12-2016
INVEST LOCAL, EVERYWHE	5315773	87388314	INVEST LOCAL, EVERYWHERE[+]	03-28-2017
NEXTSEED	4828816	86451354	NEXTSEED[+]	11-21-2014
	4997161	86820177	NEXTSEED MARK[+]	11-13-2015
REPUBLIC REALM	PENDING	97189127	REPUBLIC REALM MARK*	12-24-2021
Seedrs	4244503	85423072	SEEDRS[$]	09-14-2011
Trading Tuesdays	5547645	87473196	TRADING TUESDAY[$]	06-02-2017
Trading Tuesdays	5595860	87977817	TRADING TUESDAY[$]	06-02-2017

[$] Designates that the mark is held by a subsidiary of Republic Parent.

[*] Subject to a co-existing agreement dated January 31, 2021, by and between Republic Parent and EveryRealm Inc., which cedes to the benefit of Republic Parent at the second anniversary.

Competition

Republic Core’s competitors include major companies worldwide. Many of these competitors have significantly greater financial, technical, and human resources than Republic Core and superior expertise in research and development, and thus may be better equipped to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products and services more rapidly or effectively than we can, which could adversely affect our competitive position. Some of our competitors have made or may make acquisitions or may enter partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships.

We have identified three main competitors, although there may be many others. Some of the products and services provided by these competitors overlap with those provided by Republic Core. Some explicitly focus on equity crowdfunding, while others have a more general focus:

- ***Thrinacia*** builds, customizes, and deploys crowdfunding platforms, campaigns, widgets, and applications. The company has five main products: a comprehensive crowdfunding platform, individual crowdfunding campaigns hosted natively, mobile application crowdfunding campaigns, crowdfunding widgets for any website, and crowdfunding plug-ins for content management systems. The company focuses on donations-based and rewards-based crowdfunding, not investment crowdfunding. For their flagship product, called "Atlas", the price ranges between $9.99 and $269.99 per month. The company also offers a suite of marketing and campaign management tools at prices that range from $250 to $2,800.

- ***CrowdEngine*** offers proprietary technology that enables its clients to launch their own funding platforms and supports multiple types of offerings, including Reg D, Reg S, Reg A, and Reg CF. It focuses on two segments: real estate investor management and security token solutions. For potential real estate clients, CrowdEngine's offering includes data ownership, turnkey compliance solutions, K-1s, marketing tools, and white-labeling. For potential security token clients, CrowdEngine's offering includes data ownership, turnkey compliance solutions, KYC/AML, escrow, bad actor checks, payment processing, crypto payments, white-listing, token minting, and marketing tools. We are not aware of CrowdEngine's pricing structure.

- ***Katipult*** is an all-in-one online private placement management platform that seeks to make capital raising simple. The company focuses on alternative investments and offers the following core products: real-time tracking of all investor management documents, eSignatures, audit preparedness, automated investor onboarding, automated deal update notifications, and compliance with securities laws in 20 global regulatory environments. The company does not publish its pricing structure.

Regulation

Republic Core is not regulated under extensive or specialized regulatory regimes, other than the securities laws that apply to it because of its conduct of the Prior Offerings. In the Company's view, these securities laws regulate, principally, the Company's disclosure of material information in this Form C. In the Company's view, the following, additional securities-related regulatory regimes do not apply to it.

Transfer Agent

Under the Exchange Act, a transfer agent is a person who engages, with respect to securities registered under Section 12 of the Exchange Act, in (a) countersigning issued securities, (b) monitoring issued securities, with the goal of preventing unauthorized issuances, (c) registering transfers of issued securities, (d) exchanging or converting issued securities or (e) transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates. Transfer agents are typically required to register with the SEC and comply with applicable regulations.

We take the position that the Company and the blockchain network on which it has built the Republic Note are not required to register as transfer agents, because (i) the Republic Notes are not securities registered under Section 12 of the Exchange Act, (ii) to the extent any activities described in the definition of a transfer agent are performed automatically on the blockchain, the blockchain is not a "person" that would be required to register, and there is no "salesman's interest" in any of such activities as performed on the blockchain and (iii) an issuer is permitted to act as registrar and transferor of its own securities, without registering as a transfer agent.

ATS

Entities that are engaged as "exchanges" or "alternative trading systems" ("**ATSs**") with respect to securities trading are subject to federal registration and significant regulatory oversight by the SEC and FINRA. Exchanges and ATSs are generally networks that constitute, maintain, or provide a marketplace or facilities for bringing together the orders of multiple purchasers and multiple sellers of securities. A system "brings together" orders if it displays trading interests entered on the system to users (e.g., through consolidated quote screens) or receives orders for processing and execution. This does not include systems that have only one seller for each security (e.g., the issuer), even if there are multiple buyers.

We take the position that the Company and the blockchain should not be viewed as an exchange or an ATS because neither will "bring together" anyone by sorting or organizing orders in the Republic Notes in a consolidated way, other than possibly the Company. But the Company will be the only seller of Republic Notes in primary issuances of Republic Notes, even if there are multiple buyers. Secondary trading may be facilitated by the INX Platform which operates a licensed ATS.

Clearing Agency

Under the Exchange Act, a clearing agency is any person who (a) acts as an intermediary in making payments or deliveries, or both, in connection with transactions in securities; (b) provides facilities for comparison of data respecting the terms of settlement of securities transactions, to reduce the number of settlements of securities transactions, or for the allocation of securities settlement responsibilities; (c) acts as a custodian of securities in connection with a system for the central handling of securities whereby all securities of a particular class or series of any issuer deposited within the system are treated as fungible and may be transferred, loaned, or pledged by bookkeeping entry without physical delivery of securities certificates; or (d) otherwise permits or facilitates the settlement of securities transactions or the hypothecation or lending of securities without physical delivery of securities certificates. Clearing agencies are generally required to register with the SEC and comply with applicable regulations.

We take the position that the Company and the blockchain are not clearing agencies under the Exchange Act, because the types of activities they engage in are not those described in the definition of a clearing agency. In addition, to the extent any activities described in the definition of a clearing agency are performed automatically on the blockchain, the blockchain is not a "person" that would be required to register.

New York BitLicense

We do not intend to secure a New York BitLicense. The Republic Notes should not be considered a "Virtual Currency" under the BitLicense regime, because they are neither intended nor capable of functioning as a "medium of exchange" or a "form of digitally stored value." The Republic Note is intended as an investment instrument. Purchasers would buy the Republic Note to obtain returns, rather than to use it as a medium of exchange, currency or to protect principal. Furthermore, we expect that New York residents and other United States residents will be subject to substantial restrictions on the transfer of Republic Notes pursuant to applicable securities laws. These restrictions include a one-year lock-up period under Rule 144 under the Securities Act for Republic Notes issued in a Regulation D offering, state securities law restrictions for secondary sales of Republic Notes issued under Regulation CF, and the absence of public trading platforms. For reasons that include the foregoing, the Republic Notes do not qualify as a "medium of exchange" or a "form of digitally stored value" under the BitLicense regime.

Money Transmitter and Money Services Business

Under the Bank Secrecy Act of 1970 (the "**BSA**") and related rules and regulations, certain issuers of tokens may need to register as money transmitters based on their efforts to sell or otherwise transact in tokens. A money transmitter is generally any person that provides "money transmission services" or is "engaged in the transfer of funds." Among other things, money transmitters are required to comply with substantial AML laws and regulations. Money transmitters also must fulfill state registration requirements.

The U.S. Treasury Department's Financial Crimes Enforcement Network ("**FinCEN**") has provided limited guidance regarding the application of the BSA to activities involving tokens, and it is unclear whether conducting an offering of tokens could trigger a federal money transmitter registration requirement in and of itself. We believe that no entity in the Republic Ecosystem meets the definition of a money transmitter or a money services business, because we do not think that the Company is engaged in the "transfer of funds" or acting as an intermediary for the exchange of currencies, as covered by the BSA.

Properties

Our principal office is in leased premises at 149 Fifth Avenue, 10th Floor, New York, NY 10010 in space that we share with Republic Parent and other of our Republic Ecosystem affiliates. The entire space is approximately 3,000 square feet. The premises are leased by Republic Parent. We pay $5,000 a month towards the overall rental cost or the premises, under a sublease agreement.

Legal Proceedings and Litigation

The Company has not been a party to any previous material legal proceedings or litigation. The Company is not aware of any material threatened or pending litigation against the Company.

Fig Acquisition by Republic Parent

Fig is a video game and video console crowdfunding platform. On April 16, 2020, Republic Parent, Loose Tooth Industries, Inc. ("**Loose Tooth**"), Fig, and Republic Core entered into an Asset Purchase Agreement (the "**Fig Asset Purchase Agreement**"). Under the Fig Asset Purchase Agreement, Republic Parent acquired from Loose Tooth all the outstanding shares of common stock of Fig as well as Fig's web domains, websites, intellectual property rights, properties, and certain other assets related to Fig or Fig's video game publishing business (the "**Fig Assets**"). In return, Republic Parent agreed to the following: (a) to pay to Loose Tooth cash payments of $300,000 (the "**Cash Payments**"); (b) to instruct Republic Core to pay to Loose Tooth 1,500,000 Republic Notes (the Fig Acquisition Notes); (c) to pay to Loose Tooth 100% of gross revenues accrued and payable from existing royalty agreements between Fig and development companies that raised or are raising capital for game development on Fig's site as of December 26, 2019 (collectively the "**Legacy Developers**"), net of out of pocket expenditures incurred to service each Legacy Developer and any liabilities owed to such Legacy Developer; and (d) a revenue share of fifty percent (50%) of Fig's future gross income (as defined in the Fig Asset Purchase Agreement) received from each game development company's project which began or begins raising capital on the Fig Site in 2020 and 2021 (the "**Revenue Share**"). Republic Parent also granted to Loose Tooth a limited license to use the Fig Assets to enable it to support the transactions with Legacy Developers as well as, when authorized by Republic Parent, future developers, partnerships and offerings (the "**License**"). The Fig Asset Purchase Agreement provides that future gross income is allocated first to repay the Cash Payments, and then in proportion to the Revenue Share, with any remainder belonging

to Republic Parent. The Fig Asset Purchase Agreement also contains provisions expanding the License if Republic Parent ceases to be in the business of game development financing, is subject to bankruptcy or similar proceedings, or undergoes a change in control within three years of the date of closing of the Fig Asset Purchase Agreement. Republic Core did not acquire any of the Fig Assets; they are wholly owned by Republic Parent. As of the date of this Form C, Fig is in the process of winding down its business operations.. The latest Fig filing can be found at https://www.sec.gov/Archives/edgar/data/1658966/000121390024057278/ea0208724-1sa_figpublish.htm.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

REPUBLIC CROWD-INVEST

Business

Republic Crowd-Invest aims to make startup fundraising and private capital more accessible and inclusive to both entrepreneurs and aspiring investors.

Republic Crowd-Invest was founded after the enactment of the Jumpstart Our Business Startups Act (the "**JOBS Act**"). The JOBS Act, which was enacted in 2012, was intended to encourage investment in small businesses by making the securities regulations applicable to such investments more flexible. By allowing smaller investors to invest in early-stage and small companies outside of the usual securities regulation regime, the JOBS Act gave those companies access to a completely new source of funds: their friends and families, customers, fans, and believers. At the same time, the JOBS Act made it possible for smaller investors to invest in an early-stage company, team, or idea they believed in, however uncertain eventual success might be. This revolutionary law directly inspired the founding of Republic Parent and the establishment of Republic Crowd-Invest.

Republic Crowd-Invest is an SEC-registered, FINRA-member crowdfunding portal which helps companies conduct securities crowdfunding offerings through Regulation Crowdfunding, which was implemented by the SEC under Title III of the JOBS Act to expand the funding options for small companies. Under Regulation Crowdfunding, companies can raise up to $5 million per rolling 12-month period, from accredited and non-accredited investors. Republic Parent initially held the firm's crowdfunding portal license until it contributed that license, along with the operations and the historic securities commissions associated with such operations to its wholly owned subsidiary Republic Crowd-Invest in December of 2018 upon Republic Crowd-Invest becoming a FINRA member and having its SEC-successor-registration recognized.

Republic Parent incorporated in April of 2016 and received its crowdfunding portal license shortly thereafter. Regulation Crowdfunding went into effect on May 16, 2016, and Republic Crowd-Invest launched its crowdfunding operations shortly thereafter in July of 2016. As of December 31, 2023, Republic Crowd-Invest has acted as intermediary for nearly 600 successful offerings. As of the date of this Form C, companies on the Republic Crowd-Invest platform have raised over $270.0 million through Regulation Crowdfunding.

Republic Crowd-Invest was founded with the mission of democratizing early-stage and startup investing from both the investor and the issuer standpoint, helping businesses unable to access capital due to historic biases as well as Americans unable to invest in private startups due to historic laws and regulations. As of April 1, 2024, Lee Charles "Chuck" Pettid is the Executive Officer of Republic Crowd-Invest. Its parent company, Republic Parent, is headed by Kendrick Nguyen, who was formerly General Counsel of AngelList, one of the largest venture funding platforms limited to accredited investors, and a fellow at Stanford Law School and its Center for Corporate Governance.

Republic Crowd-Invest takes a curated approach to hosting Regulation Crowdfunding offerings, using criteria publicly viewable at https://republic.co/learn/investors/how-we-select-startups. Historically, offerings hosted by Republic Crowd-Invest typically last an average of 118 days and the average offering raises $441,354 from 816 investors, who invest an average of $541 per offering as of April 22, 2024. Republic Crowd-Invest typically receives between 3% to 7% of cash raised and a securities commission of .5% to 2% of the securities issued, which may be modified case-by-case in Republic Crowd-Invest's sole discretion. Republic Crowd-Invest has over 1,200,000 registered users. 95% of the offerings hosted by Republic Crowd-Invest have successfully met or exceeded the minimum funding target they aimed to raise.

Growth, Competition, Strategy

As of December 31, 2023, Republic Crowd-Invest has over 1,200,000 registered users and has facilitated over $270,000,000 in crowdfunding transactions. One of the most active funding portals, Republic Crowd-Invest competes with other intermediaries, including brokers and funding portals such as WeFunder, SeedInvest, StartEngine and MicroVentures.

While no audit has been conducted for 2023 and 2022, in prior years, Republic Crowd-Invest's auditors have stated that there is substantial doubt about Republic Crowd-Invest's ability to continue as a going concern.

Operating Results

Republic Crowd-Invest typically charges between 3% to 7% of the cash raised under Regulation Crowdfunding offerings as well as takes a .5% to 2% success-based security commission; but such fees can vary based on the offering and Republic Crowd-Invest may charge no cash or security commission in certain instances. In addition, Republic Crowd-Invest charges each issuer additional fees to allow investors to use credit cards. Fee structure may be changed on a forward-looking basis with respect to any class or type of offerings in the business discretion of the company's management team. Republic Crowd-Invest believes returns from securities commissions will typically take between four to seven years to realize, given that this is the normal timeline for a venture-related investment – however, Republic Crowd-Invest acknowledges that there is a high likelihood that many of the issuers it hosts will eventually fail, resulting in securities commissions with no value. Republic Crowd-Invest has experienced returns from securities commissions as well as total loss of principal, although there is not enough historical data to make any projection as of issuers' securities which fall into either category. Republic Crowd-Invest realized a net loss of $6.0 million and $5.2 million in fiscal years 2022 and 2023 respectively. However, the Republic Crowd-Invest has balances owing to affiliates of $9.0 million and $12.9 million as of December 31, 2022, and 2023.

Republic Crowd-Invest Corporate Information

Republic Crowd-Invest's principal executive offices are located at 149 5th Avenue, 10th Floor, New York, New York 10010. Republic Crowd-Invest's website address is www.republic.com. The company was organized in Delaware on August 16, 2018.

<u>Risk Factors related to Republic Crowd-Invest's Operations</u>

Republic Crowd-Invest operates in a highly regulated industry.

Republic Crowd-Invest is subject to extensive regulation as a funding portal and failure to comply with the regulations to which it is subject could have an adverse effect on its business. As a funding portal, Republic Crowd-Invest must comply with stringent regulations, and the operation of Republic Crowd-Invest exposes Republic Crowd-Invest to a significant amount of potential liability. Regulated entities are frequently subject to examination, constraints on their business, increased operating expenses and, in some cases, fines. FINRA, Republic Crowd-Invest's primary regulator, conducts regular inquiries into Republic Crowd-Invest's operations and has served the firm cautionary actions in the past for perceived deficiencies in Republic Crowd-Invests' operations. Providing timely response to these inquiries can affect Republic Crowd-Invest's internal legal and operational resources, which can delay the facilitation of new deals and increase operating expenses. In addition, designing new products for users of Republic Crowd-Invest and changing services provided to them requires substantial legal and operational planning, input, and effort due to the regulated nature of Republic Crowd-Invest's operations. In addition, some of the restrictions and rules applicable to Republic Crowd-Invest could adversely affect and limit the Company's business plans.

Republic Crowd-Invest's auditors have stated in their audit report that there is substantial doubt about Republic Crowd-Invest's ability to continue as a going concern.

Republic Crowd-Invest has a limited operating history. Republic Crowd-Invest expects to fund its operations from offering commissions. Republic Crowd-Invest may need to raise additional capital before it achieves financially sustainable or profitable operations, and there can be no assurance it will be able to raise such capital, on acceptable terms or at all, or achieve such operations or that Republic Parent will provide the necessary backing in case financing cannot be secured. Republic Crowd-Invest's ability to continue as a going concern, including for one year from the issuance date of Republic Crowd-Invest's most recent financial statements, is dependent upon receiving continued support from Republic Parent and sustaining profitable operations. Republic Crowd-Invest substantially scaled back operations in 2022 and 2023.

Republic Crowd-Invest may be liable for misstatements made by issuers hosted by Republic Crowd-Invest.

Under the Securities Act and the Exchange Act, issuers making offerings through Republic Crowd-Invest may be liable for including in such offerings untrue statements of material facts or for omitting a material fact required to be included or necessary to make the statements that were included, in light of the circumstances under which they were made, not misleading. This liability may also extend in Regulation Crowdfunding offerings to funding portals such as Republic Crowd-Invest. Even though defenses may be available, there can be no assurance that, if Republic Crowd-Invest were sued for inadequate disclosure in any Regulation Crowdfunding offering, Republic Crowd-Invest would prevail. Further, even if Republic Crowd-Invest prevailed in such a lawsuit, lawsuits are time-consuming and expensive and can distract management personnel from other job responsibilities, and being a party to such actions may cause Republic Crowd-Invest and the Republic Ecosystem reputational harm that would negatively impact Republic Crowd-Invest and the Republic Ecosystem's businesses. Moreover, even if Republic Crowd-Invest is not liable or a party to a lawsuit or enforcement action, some of Republic Crowd-Invest's clients may be subject to such proceedings. Any involvement Republic Crowd-Invest may have, including responding to document production requests, may be time-consuming and expensive as well and may distract management and personnel involved in such matters from other job responsibilities.

Republic Crowd-Invest's compliance is focused on U.S. laws and Republic Crowd-Invest may not have sufficiently analyzed foreign laws regarding the participation of non-U.S. residents.

Some of the investment opportunities posted on Republic Crowd-Invest's platform are open to non-U.S. residents, as determined by each issuer. Republic Crowd-Invest has not researched all potentially applicable foreign laws and regulations, and Republic Crowd-Invest has not set up its structure to be compliant with foreign laws. Under United States law, Republic Crowd-Invest is not deemed to be an issuer or underwriter of the securities sold through its platform. As a result, Republic Crowd-Invest generally does not decide concerning investor suitability with respect to each offering hosted beyond the requirements of Regulation Crowdfunding. Each issuer must make its own suitability determinations and ultimately accept or reject commitments from each prospective investor. In limited circumstances, Republic Crowd-Invest has affirmatively blocked investors from certain jurisdictions (i) to meet anti-money laundering and non-proliferation rules implemented by the United States federal government and (ii) in one circumstance with respect solely to residents of Ontario, Canada, after being requested to do so by Ontario Securities Commission, which invited Republic Crowd-Invest to set up an office in Ontario in order to continue acting as a passive intermediary with respect to Ontarians after notice was given. Although Republic Crowd-Invest believes that its passive role with respect to transactions largely insulates it from any claims of conducting activities in foreign jurisdictions, it is possible that Republic Crowd-Invest may be deemed in violation of laws and regulations of foreign jurisdictions, which could result in fines or penalties as well as reputational harm. This may limit Republic Crowd-Invest's ability in the future to assist companies in accessing money from investors who are non-U.S. residents, and compliance with those laws and regulations may limit Republic Crowd-Invest's business operations and plans for future expansion. Republic Crowd-Invest receives a clear majority of its investment volume from U.S. persons, and therefore Republic Crowd-Invest does not believe that the risk of foreign regulators in one or more jurisdictions requesting Republic Crowd-Invest affirmatively to discontinue being a passive intermediary with respect to investors from such jurisdictions or taking remedial action against Republic Crowd-Invest presents a material risk to Republic Crowd-Invest's operations or viability.

***Republic Crowd-Invest's product offerings are relatively new in an industry that is still quickly evolving*.**

Regulation Crowdfunding, which is the primary federal regulation governing Republic Crowd-Invest has only been in effect since 2016. Republic Crowd-Invest's ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different platforms or providers or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, Republic Crowd-Invest's potential market may not be as large, or the firm's industry may not grow as rapidly, as anticipated. With a smaller market than expected, Republic Crowd-Invest may have fewer customers.

Republic Crowd-Invest has an evolving business model.

Republic Crowd-Invest's business model is evolving rapidly, including continuously working to expand Republic Crowd-Invest's product lines and services to the firm's clients, such as new offerings such as Airdrops, Sharedrops, real estate crowdfunding and offerings of digital assets. It is unclear whether these new and emerging offering types will be successful. Further, Republic Crowd-Invest continuously tries to offer additional types of services and cannot offer any assurance that any of them will be successful or that unsuccessful efforts to develop new services may not distract Republic Crowd-Invest from other lines of business. From time to time, Republic Crowd-Invest may also modify aspects of its business model relating to the service that it offers. Republic Crowd-Invest cannot offer any assurance that these or any other modifications will be successful or will not result in harm to its business. Republic Crowd-Invest may not be able to manage growth effectively, which could damage Republic Crowd-Invest and the Republic Ecosystem's reputation, limit growth and negatively affect operating results which could affect the payments due to the Company.

Republic Crowd-Invest is reliant on one type of service and certain service providers.

All of Republic Crowd-Invest's current services are variants on one core service — providing a platform for online capital formation under Regulation Crowdfunding. Per its registration with the SEC and membership with FINRA, Republic Crowd-Invest is unable to conduct business activities outside of facilitating Regulation Crowdfunding offerings and ancillary services directly related thereto. Republic Crowd-Invest's revenues are therefore dependent upon the market for online capital formation for early-stage and smaller companies under Regulation Crowdfunding. The potential size of this market may not meet Republic Crowd-Invest's expectations, which could result in Republic Crowd-Invest failing to achieve its business objectives. For example, the recent expansion of the definition of "accredited investor" may drive more companies may use the exemptions available under Regulations 506(b) and 506(c) of the Securities Act instead of Regulation Crowdfunding for capital formation, which would hamper Republic Crowd-Invest's business. Similarly, Regulation A's growth, specifically Tier 2, may draw companies away from Regulation Crowdfunding as a means of capital formation, which presents further risk to Republic Crowd-Invest's business. Additionally, Republic Crowd-Invest is required to use certain qualified third parties to collect consideration for investments under the offerings it hosts; if these qualified third parties increase their fees, are unable to provide reliable services or discontinue providing services, it may materially affect Republic Crowd-Invest's operations. For example, Republic Crowd-Invest is not allowed to custody, manage or otherwise possess investors' funds or securities, which requires Republic Crowd-Invest to collaborate and integrate with certain qualified third parties, such as BankProv, Republic Crowd-Invest's qualified third-party escrow agent. Republic Crowd-Invest is wholly dependent on BankProv's operations to ensure that escrow accounts are established for issuers, that investment commitments are held for investors pending any closings, and that funds are ultimately disbursed to issuers or properly refunded to investors, as may be applicable for each. BankProv's operations therefore materially and directly affect Republic Crowd-Invest's operations, and any interruption or reduction in BankProv's operational capabilities could have an adverse effect on Republic Crowd-Invest's operations, and Republic Note holders by extension. For example, our previous third-party escrow agent, Prime Trust, LLC needed to temporarily discontinue providing services to Republic Crowd-Invest and worked with Republic Crowd-Invest to substitute a New York state bank for certain services. This substitution delayed numerous offerings hosted by Republic Crowd-Invest. Republic Core has since integrated with BankProv, a separate qualified third party escrow agent that provided substantively similar services. Following this integration, Prime Trust LLC announced it would ultimately discontinue providing escrow and custody services in 2023. Despite the success in this transition, there is no guarantee that similar or new issues will not arise in the future associated with our vulnerability to disruption in services offered by third parties that may affect Republic Crowd-Invest's operations.

Republic Crowd-Invest depends on key personnel and faces challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including the firm's Executive Officer, Lee Charles "Chuck" Pettid, and the firm's compliance, engineering, and marketing teams. Republic Crowd-Invest's engineering and product team, deal operations and business teams are led by Joel Ippoliti and Emily Pollack. Each of these individuals is critical to Republic Crowd-Invest's ability to continually innovate and improve Republic Crowd-Invest's products while operating in a highly regulated industry. In addition, due to Republic Crowd-Invest's limited financial resources and the specialized expertise required to conduct its operations, Republic Crowd-Invest may not be able to recruit the individuals needed in the future to meet the requirements of its operations. Further, as Republic Crowd-Invest is a FINRA member, certain persons are disqualified from providing services to Republic Crowd-Invest and those persons that do provide services to Republic Crowd-Invest are subject to oversight and have restrictions on their outside business activities enforced. These factors reduce Republic Crowd-Invest's ability to find talented personnel and may reduce Republic Crowd-Invest's ability to retain personnel. There can be no assurance that Republic Crowd-Invest will be successful in attracting and retaining the personnel required to operate its business successfully.

Republic Crowd-Invest's ability to receive commissions is contingent on substantially growing the number of successful companies it attracts and the capital deployed through its platform.

The revenues and profits of Republic Crowd-Invest depend on attracting many ultimately successful companies to fundraise on its platform. Furthermore, because Republic Crowd -Invest operates a two-sided market, Republic Crowd-Invest's success also depends on substantial growth in the number of investors funding companies through its platform. If Republic Crowd-Invest is not able to grow the number of attractive companies that fundraise on its platform and provide them with significant capital through investors participating in the platform, Republic Crowd-Invest's revenues will fall far short of the levels necessary to sustain operations, and ultimately realize liquidity with respect to the securities commissions that would result in amounts payable to the Company. Strict regulatory limits on amounts investors may invest and companies may raise through securities crowdfunding platforms such as Republic Crowd-Invest restrict the maximum commissions that Republic Crowd-Invest may receive for any particular offering hosted on its platform.

The capital formation market for early-stage companies is extremely competitive, and securities crowdfunding platforms compete with other online investment platforms (e.g., investment portals such AngelList that serve only accredited investors) and traditional sources of early-stage funding (e.g., seed- and venture-funds, angel investors and angel clubs). Furthermore, consistent with industry data, only a small fraction of early-stage companies that raise funding prove to ultimately be successful. There is a significant risk that Republic Crowd-Invest will not be financially successful due to not being able to attract a sufficient volume of attractive companies to its platform.

The broader landscape of investment opportunities is also extremely competitive. A litany of investment opportunities exists for accredited and non-accredited investors alike, including equity, debt or other instruments issued by public companies; mutual funds, annuities, life insurance or other diversified investment products; or even invest in real estate, commodities or other asset classes. To the extent that investors choose to invest in non-public companies, they have many alternatives besides Republic Crowd-Invest. For example, accredited investors may participate in private placements, invest in seed-venture-capital or private equity funds, or invest through platforms such as AngelList. "Retail" investors have an increasingly wide array of options to invest in non-public companies through crowdfunding platforms or offerings conducted under Regulation A, and these options present substantial competitive risk to Republic Crowd-Invest's business.

Furthermore, there may be insufficient investor interest in companies fundraising on the Republic Crowd-Invest platform. Many of these companies have no or limited operating history, no or limited marketing and investor relations departments, and no or limited information about them known to investors (outside that provided through the Republic Crowd-Invest platform). As a result, there may be little or no investor interest in funding companies that Republic Crowd-Invest presents on its platform.

The success of Republic Crowd-Invest depends on a number of market, technology and competitive risks.

Republic Crowd-Invest faces a number of risks as an early-stage financial technology company focused on bringing early-stage investment opportunities to a broad class of Investors:

- rapidly changing business models and technologies;

- new competing products or services and improvements in existing products or services which may quickly render existing products or technologies (including blockchain or current versions thereof) obsolete;

- exposure to a high degree of government regulation in the U.S. or other countries, making these companies susceptible to changes in government policy and failures to secure, or unanticipated delays in securing, regulatory approvals;

- scarcity of management, technical, scientific, research and marketing personnel with appropriate training;

- the possibility of lawsuits related to patents and intellectual property as well as lawsuits from investors or companies using the Company's crowdfunding platform;

- rapidly changing markets for investments in early-stage and startup companies, which may affect the number of companies seeking to attract investment through platforms like Republic Crowd-Invest; and

- rapidly changing investor sentiments and preferences with regard to crowdfunding, blockchain technology, access to securities offered by non-public companies and technology sector investments (which are generally perceived as risky).

Operational risks may disrupt the Republic Crowd-Invest's business, result in losses, or limit the firm's growth.

Republic Crowd-Invest is heavily dependent on the capacity and reliability of the communications, information and technology systems supporting the firm's operations, whether developed, owned, and operated by the firm or by third parties, including Republic Core. Republic Crowd-Invest also relies on manual workflows and a variety of manual user controls. Operational risks such operational errors or interruption of the Republic Crowd-Invest's financial, accounting, compliance and other data processing systems, whether caused by human error, fire, other natural disaster or pandemic, power or telecommunications failure, cyber-attack or viruses, act of terrorism or war or otherwise, could result in a disruption of the firm's business, liability to clients, regulatory intervention or reputational damage, and thus materially adversely affect the firm's business. Although Republic Crowd-Invest has not suffered operational errors of significant magnitude in the past, Republic Crowd-Invest may experience such errors in the future, which could be significant and could cause Republic Crowd-Invest to suffer financial losses and reputational harm and possibly regulatory or legal liability. Although Republic Crowd-Invest has back-up systems in place, the firm's back-up procedures and capabilities in the event of a failure or interruption may not be adequate, and the fact that Republic Crowd-Invest can operate the firm's business out of multiple physical locations may make such failures and interruptions difficult to address on a timely and adequate basis.

Republic Notes substantially derive their value from returns on commissions earned by Republic Crowd-Invest and carried interest received by Republic Private Capital.

Although the relationship between the commissions earned by Republic Crowd-Invest and the distributions made to Republic Notes is indirect, Republic Notes will only provide their holders with Distributions in the event that substantial cash distributions are realized on commissions earned by Republic Crowd-Invest and carried interest received by Republic Private Capital. Accordingly, the value of Republic Notes relies on Republic Crowd-Invest attracting ultimately successful companies to its fundraising platform and Republic Private Capital organizing investments in ultimately successful companies which have securities that accrue value sufficient for Republic Private Capital to exit each position and receive a carried interest. Furthermore, the amount of commissions received by Republic Crowd-Invest, and the terms of securities taken as commissions by Republic Private Capital must be sufficient to generate the substantial cash proceeds that are necessary for Republic Core to make Distributions on Republic Notes.

Republic Crowd-Invest may cease operations and go out of business.

There is no guarantee that Republic Crowd-Invest will continue as viable company. If Republic Crowd-Invest ceases operations and goes out of business, no future commissions will be earned and become payable by Republic Crowd-Invest to Republic Core. Accordingly, if Republic Crowd-Invest does not attract much larger numbers of ultimately successful companies to use its platform for fundraising, Republic Notes are likely to lose a substantial portion of their value.

Complex Regulatory Environments

To act as an intermediary under Regulation Crowdfunding, Republic Crowd-Invest is registered as a funding portal with the SEC and is a member of FINRA. In the future, Republic Crowd-Invest may be subject to additional rules issued by other regulators, such as the money-laundering rules proposed by FinCEN. Republic Crowd-Invest may also be subject to evolving laws and regulations in foreign jurisdictions, Failure to comply with applicable laws and regulations could result in substantial costs, regulatory restrictions, fines, and reputational damage, which could have a negative impact on Republic Crowd-Invest's business and operations.

FINRA Compliance

As a member of FINRA, Republic Crowd-Invest is subject to their supervisory authority and is required to comply with FINRA's funding portal requirements. Some of those rules are also applicable to the other companies in the Republic Ecosystem as each is an entity associated with Republic Crowd-Invest. These requirements include rules regarding conduct, compliance, and codes of procedure. For instance, FINRA's compliance rules require timely reporting of specified events, such as complaints and certain litigation against the portal or its associated persons as well as the provision of the portal's annual financials prepared on a U.S. GAAP basis. In addition, under the conduct rules, the portal is required to conduct its business in accordance with high standards of commercial honor and just and equitable principles of trade, is limited to certain types of communications with investors and issuers, and is prohibited from using manipulative, deceptive and other fraudulent devices. As a FINRA member, Republic Crowd-Invest is subject to the supervision of FINRA, which may impose liability for any conduct deemed to be non-compliant or in violations of fair practices. Any violation of alleged violation of applicable FINRA rules could result in substantial costs, regulatory restrictions, fines, and reputational damage, which could have a negative impact on Republic Crowd-Invest's business and operations.

Limited Clientele

Regulation Crowdfunding has strict limitations as to which companies may utilize a regulated crowdfunding portal such as Republic Crowd-Invest to raise capital. Specifically, Regulation Crowdfunding only allows companies that are organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia to utilize a Regulation Crowdfunding portal. Further, the following types of companies and business may not utilize Regulation Crowdfunding: those that are (i) subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act, (ii) an investment company, (A) as defined in section 3 of the Investment Company Act of, or (B) excluded from the definition of investment company by section 3(b) or section 3(c) of that Act, (iii) disqualified due to being or having covered persons who are statutory bad actors or (iv) deficient in their filing obligations with the SEC after conducting a previous offering under Regulation Crowdfunding. These requirements severely limit the companies to which Republic Crowd-Invest may provide services, which therefore reduces Republic Crowd-Invest's ability to earn securities commissions. Further, Regulation Crowdfunding strictly limits the amount individual investors may invest per rolling 12-month period. Specifically, no unaccredited investor , may invest more than (i) the greater of $2,500 or 5 percent of the investor's annual income or net worth if either the investor's annual income or net worth is less than $124,000; or (ii) 10 percent of the greater of the investor's annual income or net worth, not to exceed an amount of $124,000, if both the investor's annual income and net worth are equal to or more than $124,000. Therefore, investors are limited in the amount they may invest through Republic Crowd-Invest and all other Regulation Crowdfunding portals, which reduces the possible investment volume Republic Crowd-Invest may transact and commissions earnable. Accredited Investors are not subject to such restrictions. Therefore, unaccredited investors are limited in the amount they may invest through Republic Crowd-Invest and all other Regulation Crowdfunding portals. These new investment limits became effective on October 14, 2022, but it is still too early to determine if these changes will positively impact Republic Crowd-Invest's results.

Other Legal Risks

Under Section 4A(c) of the Securities Act, an issuer, including its officers and directors, may be liable to the purchaser of its securities in a transaction made under Section 4(a)(6) if the issuer makes an untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements, in light of the circumstances under which there were made, not misleading; provided, however, that the purchaser does not know of the untruth or omission, and the issuer is unable to prove that it did not know, and in the exercise of reasonable care could not have known, of the untruth or omission.

Similar liability may be extended to funding portals, and the SEC has stated that, depending on the facts and circumstances, funding portals may be liable for misleading statements made by issuers. However, funding portals would likely have a "reasonable care" due diligence defense. "Reasonable care" would include establishing policies

and procedures that are reasonably designed to achieve compliance with the requirements of Regulation Crowdfunding, including conducting a review of the issuer's offering documents before posting them to the platform to evaluate whether they contain materially false or misleading information. Republic Crowd-Invest has designed internal processes and procedures with a view to establishing this defense, should the need arise. There can be no assurance, however, that Republic Crowd-Invest's due diligence would be deemed sufficient, or that a due diligence defense to a lawsuit would be successful.

Further, Republic Crowd-Invest may also face liability from existing anti-fraud rules and statutes under the securities laws. For instance, under Section 9(a)(4) of the Exchange Act, anyone who "willfully participates" in an offering could be liable for false or misleading statements made to induce a securities transaction. The costs of litigation, any liability and the attendant reputational damage could have an adverse impact on Republic Crowd-Invest's business.

REPUBLIC PRIVATE CAPITAL

Business

Republic Maximal LLC dba Republic Labs or Republic Capital ("Republic Private Capital") was formed in 2019 as a subsidiary of Republic Parent and an independent operation to Republic Crowd-Invest. Republic Private Capital operates as a traditional venture capital firm, advising private funds that, on the one hand, receive investments from accredited investors only and, on the other hand, invest in or purchase existing ownership stakes in, private startups ranging from early-stage to high-growth companies, often co-investing with other noted venture firms. Republic Private Capital was an exempt reporting investment adviser (ERA), which filed its initial Form ADV with the SEC in June of 2019 as an ERA and registered with the SEC as a registered investment adviser (RIA) on July 29, 2021. As of April 15, 2024, Republic Private Capital's operating principal is Jess Strombelline, who is an experienced operations professional. Republic Parent acts as Republic Private Capital's Manager for matters related to its operating agreement. On January 3, 2022, Republic Capital Adviser LLC, a wholly owned subsidiary of Republic Maximal LLC filed a successor Form ADV to succeed Republic Maximal LLC as an SEC-registered investment adviser, making Republic Maximal LLC a holding company. Certain duties were also assigned to Republic Capital GP LLC, a wholly owned subsidiary of Republic Maximal LLC. Republic Maximal LLC is the sole member and manager of each of Republic Capital Adviser LLC and Republic Capital GP LLC. Each of the principals of Republic Maximal LLC act in the same capacity for each of Republic Capital Adviser LLC and Republic Capital GP LLC. In 2022, Republic Maximal LLC set up other limited purpose general partner entities to act as the general partner for certain multi-asset private funds; each such general partner is equivalent to Republic Capital GP LLC. In 2021 a limited number of funds previously advised by Republic Capital's predecessor were transferred to the management of affiliate Republic Deal Room Advisor LLC; such funds were deemed immaterial to Republic Capital's assets under management and all fit within the venture capital registration exemption to registering as an investment adviser. Effective April 1, 2024, pursuant to an Omnibus Amendment to the Limited Partnership Agreement of thirty-three (33) private funds previously advised by Republic Private Capital, Republic Deal Room Adviser LLC, an affiliate of Republic Private Capital, and an SEC exempt reporting advisor, has been substituted as the advisor to such funds. Effective June 26, 2024, pursuant to an Assignment and Assumption Agreement and Second Omnibus Amendment to the Limited Partnership Agreement of the same 33 funds, Republic Deal Room GP LLC has been substituted as the General Partner and Organizer to the funds. Such funds all fall within the venture capital registration exemption from registration as an investment adviser. As of June 26, 2024, Republic Private Capital has completed the process of assigning the assets and management of such funds to Republic Deal Room Adviser LLC See "Risk Factors related to Republic Private Capital's Operations" for further information. As of the date of this Form C, Republic Private Capital is investment adviser to 104 private funds, which are typically (but not always) organized as Delaware limited partnerships with NAV Consulting, Inc. or an affiliate typically serving as the fund administrator. Multiple funds advised by Republic Private Capital may pursue similar investment strategies.

Attractive Range of Diverse, High Value-Added Equity Investments

In the aggregate, private funds advised by Republic Private Capital have deployed nearly $500 million with a combined portfolio of over 90 private companies (whether held directly or through funds of funds), including Robinhood Capital Markets, Inc., eShares, Inc. dba Carta, and Space Exploration Technologies Corp. (SpaceX). Republic Private Capital has also deployed capital into innovative digital asset projects.

Growth, Competition, Strategy

Republic Private Capital is in its fifth year of operations. As a venture capital firm, Republic Private Capital competes with advisers of venture and private equity funds. As a general investment strategy, Republic Private Capitals aims to invest in venture-backed technology companies, developing new products and services for new frontier industries, that Republic Private Capital has identified to have a path to sustainable financial growth and profitability.

Operating Results

As a private fund adviser, Republic Private Capital typically receives a management fee and a performance allocation in the form of carried interest from each fund it advises. As a new fund adviser in a competitive landscape, Republic Private Capital believes its fees are below market, and it often shares and assigns performance allocations with other investment advisers sub-advising or co-advising its funds as well as the lead investors of certain of the private funds Republic Private Capital organizes. Republic Private Capital has disclosed its net carried interest in each private fund in this Form C. As of December 31, 2023, fees accrued from management fees have not been sufficient to sustain operations without capital infusions from Republic Parent. Republic Private Capital is not expected to maintain break-even or profitable results solely from management fees in 2024 and any carried interest earned is expected to help fund necessary operating capital. The compensation structure that applies to a private fund is set forth in each fund's organizational documents and may vary fund to fund. Republic Private Capital realized a loss of $1.7 million and $1.5 million in fiscal years 2023 and 2022 respectively. However, Republic Private Capital has a balance owed from affiliates of $1.5 million as of December 31, 2023, and a balance owing to affiliates totaling $0.5 million as of December 31, 2022.

Republic Private Capital Corporate Information

Republic Private Capital's principal executive offices are located at 149 5th Avenue, 10th Floor, New York, NY 10010. Republic Private Capital's website address is www.republiccapital.co. Republic Maximal LLC was organized in Delaware on January 11, 2019, Republic Capital Adviser LLC was organized in Delaware on February 22, 2021, and Republic Capital GP LLC was organized in Delaware on February 22, 2021.

<u>Risk Factors related to Republic Private Capital's Operations</u>

Republic Private Capital faces many risks as an investment adviser with a limited operating history.

- The loss of one or more key members of Republic Private Capital's management team could have a material adverse effect on Republic Private Capital's business. Republic Private Capital's ability to attract and retain qualified investment, management and marketing and client service professionals is critical to Republic Private Capital's success.

- If Republic Private Capital's investment strategies perform poorly for any reason, including due to a declining general economic downturn or otherwise, Republic Private Capital may not realize the returns Republic Private Capital has projected, and new and repeat investors may choose not to invest in private funds advised by Republic Private Capital.

- Republic Private Capital has no historical returns of Republic Private Capital's existing investment strategies. As a result, it may be difficult for investors to evaluate investment opportunities in funds advised by Republic Private Capital.

- Difficult market conditions can adversely affect Republic Private Capital's business in many ways, including by reducing the value of Republic Private Capital's assets under management and by causing prospective participants to decline to invest in the private funds Republic Private Capital advises.

- Some of Republic Private Capital's investment strategies involve investment in the securities of non-U.S. companies. Such investments involve foreign currency exchange, tax, political, social, and economic uncertainties and risks. If any of those risks are realized, Republic Private Capital could suffer reputational damage and its business might suffer.

- Republic Private Capital derives all immediate revenues from a single service. Evolving market conditions could make this business less profitable or more expensive to operate, which could have an adverse effect on Republic Private Capital.

The foregoing is not a comprehensive list of the risks and uncertainties Republic Private Capital faces.

If Republic Private Capital is unable to maintain its investment culture or compensation levels for investment professionals, Republic Private Capital may be unable to attract, develop and retain talented investment professionals, which could negatively impact the performance of Republic Private Capital's investment strategies, financial results, and ability to grow.

Attracting, developing, and retaining talented investment professionals is an essential component of Republic Private Capital's business strategy. To do so, it is critical that Republic Private Capital continued to foster an environment and provide compensation that is attractive for the firm's existing investment professionals and for prospective investment professionals. If Republic Private Capital were unsuccessful in maintaining such an environment (for instance, because of changes in management structure, corporate culture or corporate governance arrangements) or compensation levels for any reason, existing investment professionals may leave the firm or fail to produce their best work on a consistent, long-term basis and/or Republic Private Capital may be unsuccessful in attracting talented new investment professionals, any of which could negatively impact the performance of investment strategies, financial results and the firm's ability to grow. For example, the operating principals of Republic Private Capital are entitled to share in certain profits realized through the investment opportunities they source, negotiate, and deploy capital into. If Republic Private Capital were to discontinue this practice or lessen the entitlements, it might cause the principals to leave Republic Private Capital and to consider opening their own business or joining a competitor. Further, Republic Private Capital relies on the Republic Ecosystem to help source new limited partners for the various funds Republic Private Capital organizes; if the Republic Ecosystem cannot continue to grow and provide new and recurring limited partners, the principals may look to a competitor with a greater user base.

If Republic Private Capital's investment strategies perform poorly for any reason, including due to a declining general economic downturn or otherwise, Republic Private Capital may not realize the returns Republic Private Capital has projected, and new and repeat investors may discontinue participating in Republic Private Capital's organized investments and Republic Private Capital could suffer a decline in Republic Private Capital's assets under management, which would reduce Republic Private Capital's earnings.

The performance of Republic Private Capital's investment strategies is critical to its ability to attract investors and launch new private funds. If Republic Private Capital's investment strategies perform poorly for any reason, the firm's earnings could decline because, but not limited to: (a) the firm's reputation may suffer, which would cause the firm to be unable to attract new capital, which would reduce revenues that Republic Private Capital is able to generate from investment management fees and potential carried interest to decline; and (b) third-party advisors or consultants may review or assess the firm's investments poorly, which may lead to a reduction in the firm's assets under management. Republic Private Capital takes its management fees in a front-loaded manner, which means that, if investment strategies are not profitable and future investment opportunities do not arise, Republic Private Capital may face a liquidity shortage due to a lack of new management fees being generated and an absence of carried interest realized.

Failure to properly address conflicts of interest could harm Republic Private Capital's reputation, cause regulatory issues, or result in investors requesting rescission, each of which could adversely affect the Republic Private Capital's business and results of operations.

The SEC and other regulators have increased their scrutiny of potential conflicts of interest, and Republic Private Capital has implemented procedures and controls that the firm believes are reasonably designed to address these issues. However, appropriately dealing with conflicts of interest is complex and if the firm fails, or appears to fail, to deal appropriately with conflicts of interest, Republic Private Capital could face reputational damage, litigation or regulatory proceedings or penalties, any of which may adversely affect the firm's results of operations. In addition, as Republic Private Capital expands the scope of its business and the investor base of its funds, the firm must continue to monitor and address any conflicts between the interests of the interest holders in the private funds the firm organizes. Investors in the funds may request rescission or instigate litigation if they perceive conflicts of interest between the investment decisions Republic Private Capital makes for strategies in which the firm has invested and the firm's obligations to its clients and their interest holders. Republic Private Capital becoming an RIA in 2021 will increase scrutiny on its operations, require additional internal operational and compliance processes to be implemented as well as necessitate the engagement of third parties to audit and monitor Republic Private Capital's operations, which will increase the cost of doing business and therefore may reduce profitability.

The private funds Republic Private Capital organizes invest solely in one asset, creating systemic risk not generally associated with private funds.

Republic Private Invest solely advises private funds that invest in one asset, the securities of a private company, whether issued directly by the private company or a previous investor in such private company. Due to this single asset class investment strategy, each private fund's economic performance is completely linked to the performance of the private company and Republic Private Invest's ability to liquidate the position at a higher valuation than they were acquired at. Failure of the private company and/or failure by Republic Private Invest to liquidate a position above par will result in a partial or total loss to the private fund and will foreclose Republic Private Invest from receiving any performance-based compensation the receipt of which is critical to the value of the Republic Note. Additionally, private funds with one investment face risks greater than concentration risk, such funds also may face regulatory scrutiny due to their novelty.

Certain Republic Private Capital's investments invest in the securities of non-U.S. companies, which involve foreign currency exchange, tax, political, social, and economic uncertainties and risks.

As of December 1, 2020, less than ten percent of the Republic Private Capital's assets under management were invested portfolio company securities of non-U.S. companies. Fluctuations in foreign currency exchange rates could negatively affect the returns of the firm's clients who are invested in these strategies. In addition, an increase in the value of the U.S. dollar relative to non-U.S. currencies is likely to result in a decrease in the U.S. dollar value of the Republic Private Capital's assets under management, which, in turn, could reduce Republic Private Capital's revenue, since the firm reports its financial results in U.S. dollars. Investments in non-U.S. issuers may also be affected by tax positions taken in countries or regions in which Republic Private Capital has facilitated investments as well as political, social, and economic uncertainty, including, for example, as a result of the broad decline in global economic conditions caused by the ongoing global Covid-19 pandemic, and slow recovery thereafter. Current economic conditions have adversely affected investor sentiment, particularly with respect to international investments and investments related to products or services that require in-person human interaction. Many financial markets are not as developed, or as efficient, as the U.S. financial markets, and, as a result, those markets may have limited liquidity and higher price volatility and may lack established regulations. Potential liquidity of private fund investments may also be adversely affected by political or economic events, government policies, and social or civil unrest within a particular country, and the firm's ability to dispose of an investment may also be adversely affected if Republic Private Capital increases the size of the firm's investments in smaller non-U.S. issuers. Non-U.S. legal and regulatory environments, including financial accounting standards and practices, may also be different, and there may be less publicly available information about such companies. These risks could adversely affect the performance of the firm's investments in securities of non-U.S. issuers and may be particularly acute in the emerging or less developed markets in which Republic Private Capital has deployed investments.

Republic Private Capital may not be able to maintain its current fee structure because of poor investment performance, competitive pressures or as a result of changes in Republic Private Capital's investment strategies, which could have a material adverse effect on its management fee and carried interest income.

Republic Private Capital may not be able to maintain the firm's current fee structure for any number of reasons, including because of poor investment performance, competitive pressures, changes in global markets and asset classes or as a result of changes in the firm's business performance and the firm's focus on high value-added investment strategies. In recent years, however, there has been a general trend toward lower fees in the investment management industry. To maintain Republic Private Capital's fee structure in a competitive environment, Republic Private Capital may accept investments from potential clients who demand lower fees even though the firm's revenues may be adversely affected in the short term. In addition, Republic Private Capital must be able to consistently achieve investment returns and service that the private fund investors believe justify the firm's fees. If the firm's investment strategies perform poorly, Republic Private Capital may be forced to lower the firm's fees in order to continue to receive recurring investments from those who participate in the private funds the firm organizes and attract additional assets to manage. Republic Private Capital may not succeed in providing the investment returns and service that will allow it to maintain the firm's current levels of management fee and carried interest. Additionally, to attract additional assets, Republic Private Capital must continue to identify qualifying investors who can meet the net-worth, income or investment history standards necessary to be advised by and charged performance-based fees by a registered investment adviser.

Operational risks may disrupt Republic Private Capital's business, result in losses or limit its growth.

Republic Private Capital is heavily dependent on the capacity and reliability of the communications, information and technology systems supporting the firm's operations, whether developed, owned, and operated by the firm or by third parties or affiliated entities, including Republic Core. Republic Private Capital also relies on manual workflows and a variety of manual user controls. Operational risks such operational errors or interruption of the Republic Private Capital's financial, accounting, compliance and other data processing systems, whether caused by human error, fire, other natural disaster or pandemic, power or telecommunications failure, cyber-attack or viruses, act of terrorism or war or otherwise, could result in a disruption of the firm's business, liability to clients, regulatory intervention or reputational damage, and thus materially adversely affect the firm's business. Republic Private Capital is also reliant on NAV Consulting, Inc., the fund administrator for the majority of the funds which Republic Private Capital organizes and advises. As applicable, NAV Consulting, Inc. facilitates the (i) formation, (ii) capitalization, (iii) blue-sky and federal notice compliance, (iv) capital deployment and (v) accounting for the majority of private funds advised by Republic Private Capital. A loss of the services of NAV Consulting, Inc. or a diminution of their services could have a material adverse effect on Republic Private Capital's ability to conduct its operations in a compliant manner. Although Republic Private Capital has not suffered operational errors of significant magnitude in the past, and although any errors that could have resulted in such were quickly identified and corrected, Republic Private Capital may experience such errors in the future, which could be significant and could cause Republic Private Capital to suffer financial losses and reputational harm and possibly regulatory and legal liability. Although Republic Private Capital has back-up systems in place, including a third-party administrative manager, the firm's back-up procedures and capabilities in the event of a failure or interruption may not be adequate, and the fact that Republic Private Capital can operate the firm's business out of multiple physical locations may make such failures and interruptions difficult to address on a timely and adequate basis.

Republic Private Capital has assigned its advisory role for certain private funds to an affiliate and is entitled to a reduced share of any future carried interest associated with those private funds.

Effective April 1, 2024, pursuant to an Omnibus Amendment to the Limited Partnership Agreement ("**Omnibus Amendment**") of thirty-three (33) private funds previously advised by Republic Private Capital (the "**Transferred Funds**"), and as further qualified by the Omnibus Assignment and Assumption Agreement, and Second Amendment to the Limited Partnership Agreements of the Transferred funds, both Effective June 26, 2024 (collectively, the "**Transfer Agreements**") Republic Deal Room Adviser LLC ("**Republic Deal Room**"), an affiliate of Republic Private Capital, and an SEC exempt reporting advisor, has been substituted as the advisor to such finds. Republic Deal Room GP LLC has been substituted General Partner and Organizer to each fund. While Republic Deal Room is a customer of Republic Core, it is not a customer which provides contingent compensation in the form of carried interest payments. The Omnibus Amendment provides for an allocation of carried interest in equal shares 50/50 to Republic Private Capital and Republic Deal Room Adviser LLC. This reduction in carried interest due Republic Private Capital may represent a material reduction in future returns due Republic Private Capital, dependent upon the performance of the funds. Republic Private Capital and Republic Core have taken actions to ameliorate this fifty percent reduction for the benefit of Republic Note holders by entering into an amended and restated Master Services Agreement between Republic Private Capital and Republic Core, effective June 26, 2024, to double Republic Private Capital's carried interest contributions to the Republic Note dividend pool for the Transferred Funds, the intent being to see no reduction in amounts potentially payable by Republic Private Capital to Republic Core and therefore distributable amounts to Republic Note holders.

Employee misconduct, or perceived misconduct, could expose Republic Private Capital to significant legal liability and/or reputational harm.

Republic Private Capital operates in an industry in which integrity and the confidence of those persons that provide capital to the private funds the firm organizes are of critical importance. As a result, any reputational harm suffered by Republic Private Capital could have a significant impact on its business and financial condition. Reputational harm could occur in a variety of ways. The firm's employees could engage in misconduct, or perceived misconduct, that adversely affects the firm's business. For example, if an employee were to engage in illegal or unethical activities, Republic Private Capital could be subject to regulatory sanctions and suffer serious harm to the firm's reputation (as a consequence of the negative perception resulting from such activities), financial position, client relationships and ability to attract new clients. Similarly, the firm's business often requires that Republic Private Capital deal with confidential information. If the firm's employees were to improperly use or disclose this information, even if inadvertently, Republic Private Capital could suffer serious harm to the firm's reputation, financial position, and current and future business relationships. It is not always possible to deter employee misconduct, and the precautions Republic Private Capital has taken to detect and prevent this activity may not always be effective. In addition, the SEC recently has increased its scrutiny of the use of non-public information obtained from corporate insiders by

professional investors. Misconduct or perceived misconduct by the firm's employees, or even unsubstantiated allegations of such conduct, could result in an adverse effect on the firm's reputation and the firm's business.

Republic Private Capital may suffer losses if its risk management practices are inadequate or flawed.

If Republic Capital's techniques for managing risk are ineffective, Republic Private Capital may be exposed to material unanticipated losses. To manage the significant risks inherent in the firm's business, Republic Private Capital must maintain effective policies, procedures and systems that enable the firm to identify, monitor and control the firm's exposure to operational, legal, and reputational risks. Republic Private Capital's risk management methods may prove to be ineffective due to their design or implementation, or as a result of the lack of adequate, accurate or timely information or otherwise. If the firm's risk management efforts are ineffective, Republic Private Capital could suffer losses that could have a material adverse effect on the firm's financial condition or operating results. Additionally, Republic Private Capital could be subject to litigation, particularly from the firm's clients, and sanctions or fines from regulators. Republic Private Capital's techniques for managing operational, legal, and reputational risks in client portfolios may not fully mitigate the risk exposure in all economic or market environments, including exposure to risks that Republic Private Capital might fail to identify or anticipate.

Republic Private Capital is subject to extensive regulation, which will only increase as it increases its regulatory assets under management.

Republic Private Capital is subject to extensive regulation in the United States, primarily at the federal level, including regulation by the SEC under the 1940 Act and the Advisers Act, and by the U.S. Department of Labor under ERISA. Republic Private Capital registration under the Advisers Act imposes numerous obligations on investment advisers including recordkeeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities. The 1940 Act imposes similar obligations, as well as additional detailed operational requirements, on registered investment companies, which must be adhered to by their investment advisers.

Accordingly, Republic Private Capital may face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, imposition of burdensome operational requirements, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, Republic Private Capital could be fined or be prohibited from engaging in some of the firm's business activities.

If and when Republic Private Capital becomes a registered investment adviser, that registration could significantly hinder current operations of the firm. For example, while funds organized by the firm currently do not need to be audited on an annual basis, registration would require that all assets under the firm's advisement be audited on at least an audited basis. Further, currently the firm is able to receive the right to carried interest from investors who are not considered "qualified clients" as defined by the Advisers Act; registration may therefore severely limit the ability to receive the right to carried interest the firm currently relies upon for its future revenues. The firm does not have reliable data on which of the persons who have invested through the funds organized by the Firm are qualified clients for purposes of the Advisers Act. In an effort to address these challenges, Republic Private Capital has already (i) begun to limit participants in the funds it organizes to qualified clients, (ii) engaged a third-party compliance advisory firm to help the firm prepare for registration and (iii) started negotiating fees with prospective third-party auditors; however, Republic Private Capital cannot know if these efforts will prove successful and what affect they may have on Republic Private Capital's results of operations and ultimately on the carried interest due to the firm.

The regulatory environment in which Republic Private Capital operates is subject to continual change, and regulatory developments designed to increase oversight may adversely affect the firm's business. The legislative and regulatory environment in which Republic Private Capital operates has undergone significant changes in the recent past. Republic Private Capital believe that significant regulatory changes in the firm's industry are likely to continue on a scale that exceeds the historical pace of regulatory change, which is likely to subject industry participants to additional, more costly and generally more punitive regulation. The requirements imposed by Republic Private Capital's regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with the firm and are not designed to protect the firm's clients. Consequently, these regulations often serve to limit the firm's activities and/or increase the firm's costs, including through customer protection and market conduct requirements. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to the firm and the firm's clients may adversely affect the firm's business. Republic Private Capital's ability to function in this environment will depend on the firm's ability to constantly monitor and promptly react to legislative and regulatory changes. There have been several highly publicized regulatory inquiries that have focused on the investment

management industry. These inquiries already have resulted in increased scrutiny of the industry and new rules and regulations for mutual funds and investment managers. This regulatory scrutiny may limit the firm's ability to engage in certain activities that might be beneficial to holders of Republic Notes.

Republic Private Capital may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or non-U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. Republic Private Capital also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations or by courts. It is impossible to determine the extent of the impact of any new U.S. or non-U.S. laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could make compliance more difficult and expensive and affect the manner in which Republic Private Capital conducts business. For example, in February of 2022, the SEC proposed new disclosure and reporting rules which may affect Republic Private Capital's operations, adding requirements to an already highly regulated environment.

The investment advisory industry is intensely competitive.

The investment advisory industry is intensely competitive, with competition based on a variety of factors, including investment performance, investment management fee rates, continuity of investment professionals and client relationships, the quality of services provided to clients, corporate positioning and business reputation, continuity of selling arrangements with intermediaries and differentiated products. A number of factors, including the following, serve to increase the firm's competitive risks:

- several of the firm's competitors have greater financial, technical, marketing and other resources, more comprehensive name recognition and more personnel than Republic Private Capital has;

- potential competitors have a relatively low cost of entering the investment management industry; and

- the recent trend toward consolidation in the investment advisory industry, and the securities business in general, has served to increase the size and strength of a number of the firm's competitors.

The investment advisory industry faces substantial litigation risks which could materially adversely affect Republic Private Capital's business, financial condition or results of operations or cause significant reputational harm to Republic Private Capital.

Republic Private Capital depends largely on the firm's network of relationships and on the firm's reputation in order to attract and see the recurrence of investors in the private funds it manages. If a client is not satisfied with the firm's services, its dissatisfaction may be more damaging to the firm's business than client dissatisfaction would be to other types of businesses. If the firm's clients suffer significant losses, or are otherwise dissatisfied with the firm's services, Republic Private Capital could be subject to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty, breach of contract, unjust enrichment and/or fraud. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time, even after an action has been commenced. Republic Private Capital may incur significant legal expenses in defending against litigation whether Republic Private Capital has engaged in conduct as a result of which Republic Private Capital might be subject to legal liability. Substantial legal liability or significant regulatory action against the firm could materially adversely affect the firm's business, financial condition or results of operations or cause significant reputational harm to us.

Republic Private Capital is pursuing a multimillion-dollar lawsuit against a fund manager it alleges defrauded certain funds advised by Republic Private Capital.

Republic Private Capital operates in an industry in which integrity and the confidence of those persons that provide capital to the private funds the firm organizes are of critical importance. In certain instances, Republic Private Capital has needed to pursue legal action to enforce its right and protect the interests of its advised funds and their underlying investors. Republic Private Capital is seeking damages and/or rescission related to their investments into various funds organized by Romulus Capital Partners II and its principal Neil Chheda (the "**Romulus Parties**") on March 22, 2022. *REPUBLIC MAXIMAL LLC, et. al., v. ROMULUS CAPITAL PARTNERS II, LLC, ROMULUS, EQUIPMENTSHARE GROWTH LP, ATHENA 2, INC., SNC 1 LCC, APOLLO1 INC., ROMULUS EQUIPMENTSHARE GROWTH II, LP, RC EQUIPMENT SHARE GROWTH VI LP, and NEIL CHHEDA, United States District Court of Massachusetts* (1:22-cv-10429). Republic Capital alleges that through a series of false representations and willful omissions, Romulus

and Chheda fraudulently induced Republic, as investment adviser and general partner to each of the other plaintiffs, to direct the purchase of limited partnership interests ("**LP Interests**") in the Series A Fund from Athena, SNC, and Apollo (collectively, the "**Transferors**") at a substantially inflated price. The value conveyed to the Transferors exceeds $50M and if successfully adjudicated, could be worth hundreds of millions. The Romulus Parties and the Transferors filed separate motions to dismiss on May 24, 2022. The Court recently denied the motions to dismiss (in large part), and the case is entering the discovery phase. If the suit is unsuccessful, it could result in the underlying investors of Republic Private Capital pursuing remedies against Republic Private Capital, which could expose the firm to millions of dollars in liability.

Regulatory changes in the United States could adversely affect Republic Private Capital's business and the possibility of increased regulatory focus could result in additional burdens and expenses on its business.

The Advisers Act requires registered investment advisers to maintain extensive compliance programs. Although Republic Private Capital is not a registered investment adviser, it expects it soon will be, which will affect the firm's business and operations, including increasing regulatory costs, imposing additional burdens on the firm's staff and potentially requiring the disclosure of sensitive information. For example; it is impossible to determine the extent of the impact on Republic Private Capital of new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Any changes in the regulatory framework applicable to Republic Private Capital's business, including the changes described above, may impose additional costs on the firm, require the attention of the firm's senior management or result in limitations on the way the firm conducts business. Moreover, as calls for additional regulation have increased, there may be a related increase in regulatory investigations of investment activities of alternative asset management funds. Compliance with any new laws or regulations could make compliance more difficult and expensive, affect the way the firm conducts business and adversely affect the firm's profitability.

Republic Private Capital may cease operations and go out of business.

There is no guarantee that Republic Private Capital will continue as a viable company. If Republic Private Capital ceases operations and goes out of business, no future commissions will be earned and become payable by Republic Private Capital to Republic Core. Although profitable at this time, Republic Private Capital could cease operations for a number of reasons including but not limited to (i) loss of ability to provide investment advisory services under regulations applicable thereto, (ii) a liquidity crisis in which Republic Parent does not provide additional capital, (iii) loss of principals, (iv) litigation and a settlement or judgment resulting in the liquidation of Republic Private Capital and (v) a change of control which results in the wind-down and distribution of Republic Private Capital's assets. Accordingly, if Republic Private Capital does not identify and organize investments in ultimately successful companies, Republic Notes are likely to lose a substantial portion of their value.

There is substantial doubt about Republic Private Capital's ability to continue as a going concern.

Republic Private Capital has a limited operating history. Republic Private Capital's ability to continue as a going concern, including for one year from the date of this Form C, is dependent upon sustaining profitable operations. Republic Private Capital scaled back operations in 2022 and 2023 and plans to continue this trend in 2024 Republic Private Capital expects to fund its operations primarily from management fees and carried interest. Republic Private Capital may need to raise additional capital before it achieves financially sustainable and profitable operations, and there can be no assurance it will be able to.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position	Age	Approximate hours per week for part-time employees
Sean Rolland	Principal Executive Officer and Principal Financial Officer	35	N/A
Paul Menchov	Principal	29	N/A
Brian Aznar	Chief Technical Officer	48	N/A
Peter Green	Authorized Person	39	N/A

Sean Rolland is the Republic Core's principal executive officer and principal financial officer. He currently leads initiatives and teams focusing on Republic's blockchain and web3 work, such as tokenized securities, self-custody wallets, and staking programs. Prior to Republic he worked for the NFT platform called Voice.com (November 2021 - June 2022), and also spent four years leading the product and design department at BitPay (January 2018 - November 2021, a global cryptocurrency payment provider. Prior to web3, he worked in the startup fintech space, specifically the SMB lending sector.

Paul Menchov is Republic Core's principal and leads business development, partnerships, strategy, and investor relations for the Republic Note project. Prior to his employment at Republic Core he was the co-founder and CTO of CoinList, a cryptocurrency investment and trading platform from August 2017 through August 2021, and has run Embassy Advisory, a technology advisory firm from 2019 to present.

Brian Aznar is the CTO of Republic Core and Republic Parent, with 25 years experience in engineering, 15 years in senior engineering leadership and 5 years in blockchain. His industry background spans media / entertainment (Conde Nast), sports (Major League Soccer) and fintech / crypto (block.one, 21.co). In the 3 years prior to his time at Republic, he has been at 21.co where he lead the execution of the first crypto backed ETF / ETP platform in the world an voice.com where he launched a decentralized social media platform built on the blockchain

Peter Green is an Authorized Person of Republic Core, focusing on the Republic Note product and marketing. He is a co-founder of Republic Parent and has served in various roles including Sr. Vice President, Head of Product and Head of Design from the company's inception in 2016 to present.

Republic Parent as the sole member holding voting membership interests and the Manager of the Company, OpenDeal Inc. dba Republic (a/k/a Republic Parent) is equivalent to the board of directors of the Company. Republic Parent can appoint and remove officers at its sole discretion and holds all voting membership interests in the Company.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, exce pt in certain circumstances where a person is

adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following table sets forth the total number and percentage of our outstanding voting securities (our Class A limited liability company membership interests) as of December 31, 2023, by: (1) each holder of more than 10% of such securities; (2) each of our directors and executive officers; and (3) all directors and executive officers as a group. Republic Notes previously subscribed for and those being offered hereby do not have and will not have any voting rights. Therefore, the numbers and percentages below are the same both before and after the closing of these offerings.

The Class A limited liability company interest, which are solely held by Republic Parent is the only voting class of securities we are authorized to issue. In the event the Company may make a Distribution to the members pursuant to the Delaware Limited Liability Company Act, and such distribution is not borne from Republic Core Proceeds, Republic Parent, as the Class A member will be the only recipient of such distribution, there is no threshold or hurdle to such distribution rights not otherwise imposed by Delaware law. In the event of a liquidation of the Company, the Class A member (Republic Parent) will receive 100% of the Company's intellectual property assets, 100% of any fixed quarterly payments paid or due to the Company and 80% of any residual assets of the Company. Holders of Class B limited liability company membership interests, (i.e., the holders of Republic Notes) will not have any voting rights and will only have rights to Republic Core Proceeds and 20% of the residual of any remaining assets in the event the Company is liquidated. As a result, Republic Parent will continue to hold all the voting power of our outstanding equity interests following each offering of Republic Notes. This gives Republic Parent effective control over our decision-making. Republic Parent is entitled to vote its Class A limited liability company membership interests in its own interest, which may not always be in the interests of, and could be adverse to the interests of, holders of Republic Notes. In the event of the liquidation of Republic Core prior to the repayment of all amounts owed to Republic Parent, as a debtor, Republic Parent will have priority and therefore will be entitled to repayment prior to Republic Note holders, this means, if Republic Core dissolves or liquidates, and amounts owed to Republic Parent exceed assets on hand, even if those assets are Distributable Assets, Republic Parent will receive those assets with priority to Class A Membership Interest holders, i.e., Republic Note holders.

Beneficial ownership is determined in accordance with SEC rules (see Rule 13d-3(d)(1) of the Exchange Act for more detail) and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any limited liability company membership interests that such person or any member of such group has the right to acquire within 60 days of December 31, 2023. For purposes of computing the percentage of outstanding limited liability company membership interests held by each person or group of persons named above, any limited liability company membership interests that such person or persons has the right to acquire within 60 days from December 31, 2023, are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any limited liability company membership interests listed as beneficially owned does not constitute an admission of beneficial ownership by any person. Unless otherwise indicated, the business address of each person listed is c/o Republic Core LLC, 149 Fifth Avenue, 10th Floor, New York, NY 10010.

	Limited Liability Company Membership Interests
Name of Beneficial Owner	**Percentage Beneficially Owned**
OpenDeal Inc.	100.0 %
All directors and executive officers as a group	0.0 %

Outstanding Capital Interests

As of the date of this Form C, the Company's outstanding Capital Interests consists of:

Type	Class A Membership Interest
Amount Outstanding	100%
Par Value Per Unit	N/A
Voting Rights	Voting Membership Interest
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Class A Membership Interest are the sole voting interest in Republic Core LLC, but have no Republic Core Proceed distribution rights
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100.00%

Type	Class B Membership Interest
Amount Outstanding	406,018,699
Par Value Per Unit	N/A
Voting Rights	Non-Voting Membership Interest
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Issuances of Class B Membership Interests from the will dilute Republic Core Proceed Distribution due other holders of Class B Membership Interests, pro-rata
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%*

* Holders of Class B Membership Interests are entitled to distributions of certain assets pursuant to the LLC Operating Agreement. Holders of Class B Membership interests are entitled to all Distributable Amounts in the event of a liquidation as well as 20% of residual assets of the Company in the event of a liquidation, as detailed in in Section 11.2 of the LLC Operating Agreement attached hereto as Exhibit B.

Outstanding Options, SAFEs, Convertible Notes, Warrants and Offering History of the Republic Note

As of the date of this Form C, the Company has the following additional securities outstanding which entitle holders to Republic Notes: In each event, no more than 800,000,000 Republic Notes may be issued.

As previously mentioned, Republic Parent, commencing prior to the formation of the Company offer and sold certain $7,214,881.00 SAFE-STs between June of 2018 and ending in January of 2019, pursuant to registration exemption afforded by Reg D, 506(b), to fund the Republic Ecosystems' growth and to develop the Republic Note. Republic Parent used the proceeds from the sales of the SAFE-STs to fund the development of Republic Crowd-Invest and Republic Private Capital, to acquire the assets held by Republic Core and to develop the Republic Note. The offering of SAFE-STs entitled holders to a 50% discount on the price of the Republic Note, based on the first public sale price or a 10% discount on the price per equity of Republic Parents next qualifying equity financing. Holders were allowed to determine what of the principal of the SAFE-ST would be convertible into Republic Notes, issued by Republic Parent or a successor entity, and what of the principal would be convertible into Republic Parent's equity. Republic Parent assigned the issuance obligation of the Republic Notes to the Company via the Intercompany Agreement. Due to subsequent events, i.e., the offer of Republic Notes via a 506(c) offering and Republic Parent closing its Series A equity financing in March of 2021, SAFE-ST holders received equity in Republic Parent for the amount elected to equity and have a right to receive Republic Notes 124,803,572.66. Republic Parent owes no further duties to the SAFE-ST holders pursuant to the SAFE-ST, Republic Core solely owes the right to 124,803,572.66 Republic Notes to the SAFE-ST holders. As of April 23, 20, 107,303,572.66 Republic Notes have been delivered and 17,500,000.00 Republic Notes are outstanding for delivery.

Between November of 2019 and June of 2020, pursuant to registration exemption afforded by Reg D, 506(b), the Company sold certain Token Purchase Agreements, entitling holders to Republic Notes at a conversion ratio of $0.09 per Republic Note ($125,000 or 1,388,888.88888889 Republic Notes) and/or $0.10 per Republic Note ($3,181,444.00 or 31,314,444 Republic Notes). Holders of these TPAs solely have an entitlement to Republic Notes and the Company's sole obligation is to deliver Republic Notes to the holders. As of April 23, 2024, 18,758,888.90 Republic Notes have been delivered and 14,444,444.00 Republic Notes are outstanding for delivery.

Between July of 2020 and September of 2020, pursuant to registration exemption afforded by Reg D, 506(c), the Company sold certain Subscription Agreements, entitling holders to Republic Notes at a conversion ratio of $0.12 per Republic Note ($8,689,581.10 or 72,413,175.83 Republic Notes). Holders of these Subscription Agreements solely have an entitlement to Republic Notes and the Company's sole obligation is to deliver Republic Notes to the holders. As of April 23, 2024, 57,259,470.17 Republic Notes have been delivered and 15,105,372.33 Republic Notes are outstanding for delivery.

In December of 2020, the Company sold a single TPA entitling the holder to Republic Notes at a price of $0.06 per Republic Note ($100,00.00 or 1,666,666.67 Republic Notes). This offering was conducted pursuant to Section 4(a)(2) of the Securities Act. Holders of these TPAs solely have an entitlement to Republic Notes and the Company's sole obligation is to deliver Republic Notes to the holders. As of April 23, 2024, 1,666,666.67 Republic Notes have been delivered and no Republic Note is outstanding for delivery.

Between February of 2021 and May of 2021, pursuant to registration exemption afforded by Reg S, the Company sold certain Token Purchase Agreements, entitling holders to Republic Notes at a conversion ratio of $0.12 per Republic Note ($5,075,270.76 or 42,293,923.00 Republic Notes). Holders of these TPAs solely have an entitlement to Republic Notes and the Company's sole obligation is to deliver Republic Notes to the holders. As of April 23, 2024, 35,351,223.09 Republic Notes have been delivered and 6,942,699.92 Republic Notes are outstanding for delivery.

In April of 2021, the Company sold a single TPA entitling the holder to Republic Notes at a price of $0.12 per Republic Note ($15,00.00 or 125,000.00 Republic Notes). This offering was conducted pursuant to Section 4(a)(2) of the Securities Act. Holders of these TPAs solely have an entitlement to Republic Notes and the Company's sole obligation is to deliver Republic Notes to the holders. As of April 23, 2024, 125,000.00 Republic Notes have been delivered and no Republic Note is outstanding for delivery.

On February 7, 2023, and on March 20, 2023, the Company commenced the offering of subscription agreements entitling holders to Republic Notes at a price of $0.12 per Republic Note, pursuant to Regulations CF and Regulation D, 506(c), respectively. The offering pursuant to Regulation Crowdfunding closed successfully with the gross amount of securities sold equal to 2,988,047.92 or 24,900,399.33 Republic Notes; the offering pursuant to Regulation D, 506(c), closed successfully with the gross amount of securities sold equal to $503,911.00 or 4,199,258 Republic Notes. The offering closed on March 29, 2023, and March 28, 2023, respectively. As of April 23, 2024, 26,838,241.00 Republic Notes have been delivered and 2,261,416.67 Republic Notes are outstanding for delivery.

On April 7, 2023, the Company commenced the offering of subscription agreements entitling holders to Republic Notes at a price of $0.36 per Republic Note pursuant to Regulations CF and Regulation D, 506(c). The offering pursuant to Regulation Crowdfunding closed successfully with the gross amount of securities sold equal to $1,979,194.64 or 5,497,763 Republic Notes; the offering pursuant to Regulation D, 506(c), closed successfully with the gross amount of securities sold equal to $824,521.68 or 2,290,338.00 Republic Notes. The offering closed on April 30, 2023, and November 2, 2023 respectively. As of April 23, 2024, 6,788,728 Republic Notes have been delivered and 1,038,281.00 Republic Notes are outstanding for delivery.

The Company sold in December of 2023 a single Subscription Agreement entitling the holder, Avalanche (BVI) Investments, Inc., to Republic Notes at a price of $0.36 per Republic Note ($1,500,000.00 or 4,166,666.67 Republic Notes). This offering was conducted pursuant to Section 4(a)(2) of the Securities Act. The holder of this Subscription solely has an entitlement to Republic Notes and the Company's sole obligation is to deliver Republic Notes to the holders. As of April 23, 2024, all 4,166,666.67 Republic Notes have been delivered and no Republic Notes are outstanding for delivery.

The above summary has been adjusted to not reflect instruments sold and/or later cancelled by mutual agreement of Republic Parent and the holder or the Company and the holder.

Distributions and Distribution Policy

Republic Core will periodically, and at least twice in any twelve-month period (on June 30 and December 31), calculate the total amount of Republic Core Proceeds it has received since its last such calculation or Distribution (such sum, the "**Distributable Amount**"). The calculation will include proceeds received since the last such

calculation <u>or</u> the last Distribution, whichever is most recent, and the Distributable Amount will include all proceeds received by Republic Core since the last Distribution was made (not including any amounts already distributed). The Distributable Amount realized from Contingent Fee Payments made pursuant to the Core Proceed Producing Client Contracts will include realized in-kind commissions from securities obtained prior to the effective date and realized carried interest from investments by funds and special purpose vehicles made prior to the effective date.

Republic Core made its second calculation of the Distributable Amount on June 30, 2024, which totalled $1,061,523, inclusive of earned interest. The calculation includes all Republic Core Proceeds received by Republic Core since the last Distribution was made (not including any amounts already distributed). The Distributable Amount is calculated by summing all the Contingent Cash Fees received from Clients who are parties to Core Proceeds Producing Client Contracts. The right to receive a portion of Republic Core Proceeds is calculated on a cumulative basis from the issuance date of the underlying Republic Note. As a result, all Republic Core Proceeds received by Republic Core but not yet distributed to holders of Republic Notes will be included in the Distributable Amount with respect to those Republic Notes, starting on the issuance date of those Republic Notes. However, distributions will not occur until a “Threshold Amount” is exceeded (a total Distributable Amount of $2,000,000 or a smaller amount that Republic Core deems, in its sole business discretion, to be practical to distribute).

Whenever this calculation yields a Distributable Amount that exceeds $2,000,000 (the “**Threshold Amount**”) (or a smaller amount that Republic Core deems, in its sole business discretion, to be practical to distribute), Republic Core will, within 48 hours, take a “snapshot” of all outstanding Issued Republic Notes (thereby, creating a time one must be a holder of record to receive a Distribution) and, within a reasonable time period (which is expected to be approximately 30 days), make pro rata Distributions to the digital wallet addresses that were holding Issued Republic Notes at the time of the snapshot (each such event, a “**Distribution**”) in an aggregate amount equal to the Distributable Amount minus the reasonably estimated total amount of network transaction fees to be paid by Republic Core to issue that distribution and, in the event that the Distributable Amount is $2,000,000 or greater, minus a flat fee (the “**Distribution Fee**”), expected to be approximately $35,000, intended to help cover the maintenance and upkeep costs for the Republic Note Smart Contract, as defined below (the “**Total Distribution Amount**”). The network transaction fees will be established by the Avalanche network, not by the Company, and the Company can provide no assurances that the network transaction fees will not be larger than expected. The Company built the Republic Note Smart Contract on the Avalanche network due to the Company’s belief that Avalanche’s network has low network transaction fees, is trusted by a large number of partners operating in the same tokenization market as the Company and allows for various customizations through their “subnet” function that can be leveraged to improve the experience of users. Specifically with regards to transaction fees, the Company has a good faith belief that the Avalanche network has and will continue to have low network transaction fees. The Company believes that since December 2023, the cost per transaction on the Avalanche blockchain has not exceeded $0.1. However, the network transaction fees on the Avalanche network fluctuate based on the network’s use and adoption, and therefore the Company cannot estimate the network transaction fee at any particular time. No portion of the network transaction fees will be retained by the Company. No network transaction fee will be assessed if distributions are made in fiat, rather than an Eligible Digital Asset. The amount of the Distribution Fee may be adjusted annually (and, we expect, incrementally) based on changes in these costs. In the event Republic Core were to waive the Threshold Amount (a “**Reduced Threshold Amount**”) to make a Distribution before the calculation yields a Distributable Amount that exceeds $2,000,000, Republic Core would reduce the Distribution Fee in a proportional amount, specifically by the quotient of (A) the Reduced Threshold Amount divided by (B) the Threshold Amount. In the event of a Reduced Threshold Amount Distribution, the entire accrued Distributable Amount at that time would be paid as a Distribution, and the accrued Distributable Amount would be reset to $0, possibly extending the time until the Threshold Amount was next reached, unless a Reduced Threshold Amount event were again declared by Republic Core. However, because a Reduced Threshold Amount event results in distributions being made to Republic Note holders earlier than if Republic Core made no distribution until the Threshold Amount were met, we do not believe that this result is disadvantageous to Republic Note holders.

In no event shall Republic Core be obligated to make more than a single Distribution in any calendar quarter. If, after a Distribution has been made in a particular calendar quarter, the Distributable Amount exceeds the Threshold Amount a second time in that calendar quarter, Republic Core shall not be obligated to make a second Distribution in that same calendar quarter. Instead, Republic Core may, in its discretion, refrain making the next Distribution until the first 15 calendar days of the next calendar quarter. Republic Core reserves the right, in its discretion, to make more than one Distribution in any calendar quarter.

The right to receive a portion of Republic Core Proceeds is calculated on a cumulative basis from the issuance date of the underlying Republic Note but, distribution amounts are calculated on a "Threshold Amount" of $2,000,000 or a smaller amount that Republic Core deems, in its sole business discretion, to be practical to distribute.

Public notice of a Distribution and the intended date of the Distribution will be issued at least 15 calendar days prior to any Distribution. Republic Core will also provide details of the method and medium of such Distribution; if the Distribution is being made to U.S. persons in U.S. dollars, Republic Core will provide additional relevant information for non-U.S. persons who are unable to receive U.S. dollars including an opportunity to specify they can receive U.S. dollars if they now can. Holders of Republic Notes may be required to submit certain information for tax withholding and reporting purposes, and a failure to provide the requisite information within six months after the relevant Distribution date will result in the Company establishing an account payable for that Republic Note holder's Individual Distribution Amount until such time as another Distribution is announced. Republic Core will book Individual Distribution Amounts as unsecured accounts payable for three years, at which time it will consider the status of the account payable under applicable unclaimed property laws.

The portion of the Total Distribution Amount due to the digital wallet address of a particular holder of Issued Republic Notes (each an "**Individual Distribution Amount**") will be calculated as follows:

(Total number of Issued Republic Notes in wallet ÷
Total number of Issued Republic Notes) ×
Total Distribution *Amount = Individual Distribution Amount*

Individual Distribution Amounts will not differ from Republic Note holder to Republic Note holder based on the amount of time individual holders have held their Republic Notes. If the cost of distributing an Individual Distribution Amount to a Republic Note holder's wallet is greater than the Individual Distribution Amount, the funds owed will not be distributed and will be reserved and re-allocated to future distributions of an Individual Distribution Amount.

The Threshold Amount may not be changed, but Republic Core reserves the right, in its sole business discretion, to make a Distribution when the Distributable Amount is below the Threshold Amount. The Company will accumulate a cash balance from its non-recurring revenue from Clients subject to Core Proceed Producing Client Contracts and will use this accumulated cash to make Distributions to the holders of Republic Notes. Until a Distribution is made, Republic Core shall set aside the Republic Core Proceeds, by placing such Republic Core proceeds in a segregated account at a financial institution, and shall not use such Republic Core proceeds to pay the Republic IP License Fee or other outstanding liabilities; the amounts set aside shall only be payable to Republic Note holders unless the Republic Notes are terminated or deemed abandoned as described herein, or in the case of liquidation of the Company.

Holders of Republic Notes have no right to elect the form of distribution; the form of distribution is solely in the discretion of the Company and may differ between U.S. investors, non-U.S. persons who have a U.S. bank account and other non-U.S. persons. Republic Core intends to pay U.S. and non-U.S. investors in the same or substantially similar form at the time of each distribution event. Unless and until an Eligible Digital Asset is identified, Republic Core intends to make Distributions to U.S. investors, as well as to non-U.S. persons who have a U.S. bank account, by means of an electronic deposit of U.S. dollars. If an investor who is a non-U.S. person has an account with a financial institution that can accept an electronic deposit of U.S. dollars, Republic Core may make a Distribution to that investor in U.S. dollars through that financial institution, to the extent reasonably feasible. In the event a U.S. person does not supply the necessary bank account information, or if one or more attempts at payment by means of an electronic deposit of U.S. dollars to a financial institution that can accept an electronic deposit of U.S. dollars fails, Republic Core reserves the right, with respect to U.S. persons, to send a paper check. Distributions to all other investors who are not U.S. persons may be paid in another form, depending on a variety of factors, including, but not limited to, the investor's location, any applicable legal or regulatory requirements, the available payment mechanisms, and the cost of use of the available payment mechanisms, in Republic Core's reasonable exercise of its discretion. Republic Core's initial default approach to making distributions in non-U.S. dollars shall be payment in each investors' local currency, if economically feasible. Prospective investors who are not U.S. persons, and who do not have and cannot open a U.S. bank account, should also be aware that there is no assurance that they will receive distributions in a form that is desirable to them or that they will receive any distributions at all, should they fail to provide adequate information to facilitate distribution prior to a Distribution. As a result, prospective investors who are not U.S. persons should evaluate the feasibility, as well as the costs and benefits, of opening an account with a U.S. bank or another type of financial institution that can accept deposits in U.S. dollars, and should be prepared to accept distributions in whatever reasonable form the Company chooses, such an electronic payment in a currency other than U.S. dollars, a cryptocurrency or a digital currency. The form that Republic Core chooses to make Distributions to non-U.S. persons may change over time, depending on the development, availability, and cost of different payment mechanisms. Republic Core will not make Distributions in a form that would require registration or an exemption from registration with a local securities regulator. Republic Core will declare the methods of distributions to U.S.

persons and non-U.S persons who can accept U.S. dollars and non-U.S. persons who cannot accept U.S. dollars, if U.S. dollars are being paid at the time and in conjunction with the public notice of a Distribution.

In the future, to the extent practicable, Republic Core may consider making distributions to all Republic Note holders, whether or not they are U.S. persons, in an Eligible Digital Asset, depending on the nature and character of any digital asset that is under consideration for use as a Distribution mechanism, and Republic Core reserves the right to do so, if an appropriate Eligible Digital Asset is identified. Among the characteristics of a digital asset that Republic Core will consider are the following: (1) whether the digital asset in question is a security under U.S. federal securities laws; (2) whether that digital asset is readily convertible into U.S. dollars; (3) whether that digital asset is readily accessible to Republic Note holders (for example, if it is supported on the Avalanche blockchain); (4) whether that digital asset has been designed to have, does in fact have, and can be expected to have very low or no price volatility, and (5) any other characteristics or factors that Republic Core deems relevant or appropriate. We refer to a digital asset that satisfies these criteria as an "**Eligible Digital Asset**."

In no event will a digital asset be deemed an Eligible Digital Asset unless the digital asset in question is not a security. Republic Core will make a determination that a digital asset is not a security if the SEC issues an order, a rule or regulation, a no-action letter, or another form of public statement indicating that such digital asset is not a security, or if Republic Core determines, based on relevant legal and regulatory standards and after consultation with the staff of the SEC, that such digital asset is not a security. There can be no assurance as to when an Eligible Digital Asset will exist, if ever. If an Eligible Digital Asset were to exist, we plan to make Distributions to Republic Note holders exclusively to wallet addresses that are compatible with the Avalanche blockchain, although our payment capabilities may expand in the future.

In the event Republic Core decides to make a Distribution by means of an Eligible Digital Asset, Republic Core will provide Republic Note holders with notice of its intention and information about the procedures to be used with respect to such distribution. If an Eligible Digital Asset is identified, the Company reserves the right to fulfill any previously announced but unpaid distributions in such Eligible Digital Asset, solely with respect to any investor who has not provided Republic Core with the means to make such distribution by means of a deposit of U.S. dollars with a bank or other financial institution, after providing such investor with the notice described above.

If a Distribution is to be made by means of an Eligible Digital Asset, Republic Core will use the Republic Core proceeds to acquire Eligible Digital Assets through publicly available exchanges no more than four (4) calendar days before a Distribution is to be made. After the Eligible Digital Assets are acquired, any immaterial fluctuation in their value (which Republic Core does not expect to occur, because price stability is a key component in determining whether a digital asset can be treated as an Eligible Digital Asset) will not affect the amount of such Eligible Digital Asset distributable to Republic Note holders as the number of digital assets acquired will not change and the amount of Eligible Digital Assets owed to each Holder of Republic Notes is calculated on the acquisition price and not the price at distribution; therefore, once an Eligible Digital Asset has been acquired, the risk of any immaterial price fluctuation (which we believe to be any price fluctuation of greater than 1.5%) (if any) will be borne by the Republic Note holders. The Company would not expect the price of an Eligible Digital Asset to fluctuate materially, or at all; if any such material price fluctuation (which we believe to be any price fluctuation of greater than 1.5%) were to occur, the Company would not distribute that Eligible Digital Asset and would re-evaluate in the future whether that form of payment should still be treated as an Eligible Digital Asset. In the event of a material fluctuation in the price of an Eligible Digital Asset, Republic Core may make Distributions in U.S. dollars or in another Eligible Digital Asset. In such an event, Republic Core will assume any cost associated with the price fluctuation and will distribute to Republic Note holders the full amount of the dividend as originally calculated. Republic Core believes it is very unlikely an Eligible Digital Asset would cease to be an Eligible Digital Asset as a result of price fluctuations.

In all events, Republic Core shall not make any distribution to any persons if prohibited from doing so by any federal or state laws or regulations or the laws of other relevant jurisdictions. For an example, see "Distribution Policy." Currently, no Eligible Digital Asset has been identified by Republic Core that is suitable to make Distributions with, and neither Bitcoin nor Ether is considered an Eligible Digital Asset. For a description of the characteristics of a digital asset that Republic Core may consider in the future and further details regarding the distributions, see "Distribution Policy."

During the fiscal year ended December 31st, 2022, Republic Crowd invest earned $248,727 from its securities holdings and Republic Private Capital earned $20,654 from realized carried interest. During the fiscal year ended December 31st, 2023, Republic Crowd invest earned $56,428 from its securities holdings and Republic Private Capital earned $0 from realized carried interest. Republic Core made its first calculation of the Distributable Amount on December 31, 2023, which totalled $1,032,337, inclusive of earned interest. Republic Core made its second calculation

of the Distributable Amount on June 30, 2024, which totalled $1,061,253, inclusive of earned interest. As a result, there would have been no Distribution made to Republic Note holders as of the commencement of this Offering..

The only term of the Total Distribution Amount that can be changed is the Distribution Fee. Changes to the Distribution Fee and the procedures for making those changes are outlined above.

Holders of Republic Notes will not have any of the rights traditionally associated with holders of debt instruments; instead, they will have the rights traditionally associated with holders of membership interests in limited liability companies. Specifically, holders of Republic Notes will have the opportunity to receive distributions, as described in this Form C, as well as a share of any liquidation proceeds in the event of Republic Core's dissolution. Specifically, net proceeds from liquidation (after payment of expenses and the taking of reasonable reserves, each as determined by the Managing Member) shall be applied promptly after receipt in the following order of priority: (a) Company Debts. first, pay all debts or other evidences of indebtedness of the Company, including any loans from a member of the Company (b) Reserves. second, to establish reserves that the Managing Member deems reasonably necessary or appropriate for contingent liabilities of the Company; and (c) Remaining Distributions. thereafter, all net liquidation proceeds shall be distributed to the Members in the following order of priority: (i) first, one hundred percent (100%) of the Republic Core Proceeds (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests (Republic Notes), and zero percent (0%) of the Republic Core Proceeds (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests; (ii) then, one hundred percent (100%) of the Company's Intellectual Property Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and zero percent (0%) of the Company's Intellectual Property Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests (Republic Notes); (iii) thereafter, one hundred percent (100%) of the Company's Fixed Quarterly Fees (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and zero percent (0%) of the Company's Fixed Quarterly Fees (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests (Republic Notes); and (iv) finally, with respect to all Residual Assets, eighty percent (80%) of such Residual Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and twenty percent (20%) of such Residual Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests. As membership interests in a limited liability company, Republic Notes shall not have, or provide to any holder thereof, any voting or other rights to participate in the management of the Company, or rights to participate in the revenue, assets or other dealings or benefits of the Company except as established pursuant to the foregoing sentence. In the event of the liquidation of Republic Core prior to the repayment of all amounts owed to Republic Parent, as a debtor, Republic Parent will have priority and therefore will be entitled to repayment prior to Republic Note holders, this means, if Republic Core dissolves or liquidates, and amounts owed to Republic Parent exceed assets on hand, even if those assets are Distributable Assets, Republic Parent will receive those assets with priority to Class A Membership Interest holders, i.e., Republic Note holders.

The Republic Note is not a "utility token". However, certain affiliates or partners of Republic Core may choose to provide benefits or perks to holders of the Republic Note. The Republic Note also will not afford holders any governance, management, inspection, or distribution rights, other than the right to Distributions. However, pursuant to the Company's LLC Operating Agreement, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, (i) the holders of each Republic Notes have preference over holders of other membership interests in the Company, including the Managing Member, with respect to Republic Core Proceeds, (ii) the Managing Member will have preference over holders of Republic Notes with respect to certain intellectual property assets of the Company, and (iii) with respect to all other assets ("Residual Assets"), eighty percent (80%) of such Residual Assets (or any liquidation proceeds therefrom) will be allocated to the Managing Member, and twenty percent (20%) of such Residual Assets (or any liquidation proceeds therefrom) will be allocated to holders of Republic Notes.

Outstanding Debt

As of December 31, 2023, the Company has the following debt outstanding:

Type	Related Party Loan
Creditor	Republic Parent (OpenDeal Inc.) and Affiliates
Amount Outstanding	$5,900,000
Interest Rate and Amortization Schedule	2.00% annually plus the short-term applicable federal rate until maturity
Description of Collateral	None
Other Material Terms	The Intercompany Revolving Credit Agreement allows Republic Core to borrow from time to time from Republic Parent and Republic Parent to borrow from time to time from.
Maturity Date	January 1, 2026
Date Entered Into	As of January 1, 2023

As of January 1, 2020, Republic Core entered into a revolving debt facility with Republic Parent (the "**Intercompany Revolving Credit Agreement**"). The Intercompany Revolving Credit Agreement allows Republic Core to borrow from time to time from Republic Parent and Republic Parent to borrow from time to time from Republic Core, up to a maximum net amount outstanding at any time equal to $1,000,000. Either of Republic Core or Republic Parent must pay interest at a rate equal to: (i) 2.00%, for the period beginning on January 1, 2020, and ending on December 31, 2020, and (ii) the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month of each subsequent year that any indebtedness is outstanding. Interest accrues on the unpaid principal amount borrowed and is compounded annually (computed on the basis of a 365-day year for the actual number of days elapsed) until the entire principal amount and all accrued interest has been paid in full. Republic Core believes that the borrowing terms under the agreement are more favorable to Republic Core than could be secured from a third party. An Amended and Restated Intercompany Revolving Credit Agreement was entered into on January 1, 2021, to increase the maximum amount at any time to $6,000,000. On October 1, 2020, Republic Core borrowed $330,000 under the agreement to pay fees due pursuant to the NS Transaction; we repaid the full principal amount plus interest less than one week later. On January 1, 2022, we further amended the Intercompany Revolving Credit Agreement to increase the maximum amount at any time to $10,000,000. On January 1, 2023, we further amended the Intercompany Revolving Agreement to extend the maturity to January 1, 2026. The estimated interest rate for fiscal year 2024 is 6.00% as of December 31, 2023. Effective January 1, 2024 we further amended and restated the Intercompany Revolving Credit Agreement to set the interest rate at (i) the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month for Fiscal Year 2023 and (ii) the sum of 2.00% and the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month thereafter (the "**Fourth Amended and Restated Intercompany Revolving Credit Agreement")**. As of December 31, 2023, Republic Core has borrowed $5,900,000 from Republic Parent and affiliates. Republic Core has yet to repay this amount in full because Republic Parent and affiliates have expenses exceeding incoming revenue and Republic Core anticipates offsetting part of the outstanding liability in lieu of taking payment from Republic Parent and affiliates. The Intercompany Agreement obligates Republic Core to reimburse Republic Parent for certain operational expenses borne by Republic Parent. If Republic Core obtained these services directly and not from Republic Parent, Republic Core would incur additional expenses for personnel and/or for third party services. These operational expenses include the salaries of our executives, our telecommunications equipment and the provision of certain financial services and are reimbursed to Republic Parent, at market rates, without interest, markup, or servicing fees. Such reimbursements currently equal approximately $200,000 per month, although we have not made any payments to Republic Parent due to offsetting debt obligations owed by Republic Parent to Republic Core. Republic Core and Republic Parent believe that the amount Republic Parent and affiliates owe Republic Core, after netting out offsetting current and anticipated liabilities is approximately $5,900,000. We expect to continue to offset this debt obligation and to forgo payments to Republic Parent in the foreseeable future.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)

OpenDeal Inc.	Class A Membership Interest	100.00

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Restated financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of December 31, 2023, the Company had an aggregate of $0.1 million in cash and cash equivalents, leaving the Company with approximately one month of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any). The Company received $1.5 million in cash from the sale of Republic Notes during February 2024 (see Note 7 "Members' Equity" in the consolidated financial statements of the Company). The Company had $1.0 million held in restricted cash. The Company separates proceeds from the receipt of cash the Company earns from Republic Private Capital and Republic Crowd-Invest ("Republic Core Proceeds") and 20% of the residual of any remaining assets (as further explained below) in the event the Company is liquidated. The funds are maintained in a segregated bank account and the funds are set aside to be payable to Republic Note holders unless the Republic Notes are terminated or deemed abandoned or in the case of the liquidation of the Company.

Liquidity and Capital Resources

The proceeds from the Prior Offerings have been essential to our operations. The Company currently does not have any additional significant outside sources of capital other than the proceeds from the Prior Offerings and contributions from Republic Parent. Since our inception, we have relied substantially on two sources for our liquidity and capital resources. As of December 31, 2023, we had raised through various prior offerings approximately $33.3 million from investors. As of December 31, 2023, we had $0.1 million in cash, $0.3 million in prepaid expenses and other current assets, and $0.3 million in accounts payable and $5.9 million owed to Republic Parent and affiliates. The majority of the balance in the accounts payable to affiliates are amounts owed to Republic Parent and certain of its affiliates to the Company, with respect to payroll, technology and other expenses paid by Republic Parent on behalf of Republic Core. Interest of 2% plus the short-term applicable federal rate specific by the Internal Revenue Service shall be paid annually but at Republic Core's election can be deferred and added to the principal amount.

Capital Expenditures and Other Obligations

The Company intends to continue to invest in developing and enhancing new functionality on its platform.

Contractual Commitments

Under each of the Core Proceed Producing Client Contracts we have with our respective two Clients, our ongoing contractual commitments will be to provide the technical, operational, and backend operations for digital platform that the Clients use to conduct their regulated businesses. Under the Intercompany Agreement we have with Republic Parent, we will license from Republic Parent the intellectual property with which to maintain the digital platform and fulfill our commitments under the Core Proceed Producing Client Contracts.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, current and potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the restated financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Exemption from Registration Used or Public Offering	Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Weighted Average Price Per Token	Issue Date
Rule 701	Compensatory Awards to Employees, Contractors and Vendors	$0	31,652,831.67	-	Open Issuance
506(b)	SAFE-ST Agreements	$7,214,881	120,248,016.67	$0.06	6/4/18 to 12/31/20
506(b)	Token Purchase Agreement (Tranche A)	$125,000	1,388,888.89	$0.09	11/25/2019
506(b)	Token Purchase Agreement (Tranche B)	$3,737,000	37,370,000.00	$0.10	11/25/2019
4(a)(2)	Token Purchase Agreement (Fig Acquisition)	$0	1,500,000.00	-	4/16/2020
506(c)	Token Purchase Agreement	$8,689,581	72,396,509	$0.12	7/16/2020
4(a)(2)	Token Purchase Agreement (NextSeed Acquisition)	$0	1,200,000.00	-	7/1/2021
4(a)(2)	Token Purchase Agreement	$115,000	1,179,666.67	$0.06	4/7/20 to 12/8/20
Rule 901 (Regulation S)	Subscription Agreement	$2,600,000.04	21,666,667.67	$0.12	2/1/21 to 7/30/21
506(c)	Subscription Agreement	$503,911.00	4,199,258.00	$0.12	3/28/2023
Regulation CF	Subscription Agreement	$2,988,047.92	24,900,399	$0.12	3/29/2023
Regulation CF	Subscription Agreement	$1,979,194.64	5,497,763.00	$0.36	5/1/2023
506(c)	Subscription Agreement	$824,521.68	2,290,338.00	$0.36	11/2/2023
4(a)(2)	Subscription Agreement	$1,500,000.00	4,166,666.67	$0.36	12/9/2023

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of the Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the Form C or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The issuer, Republic Core LLC, is a Delaware limited liability company whose Class A limited liability company membership interests are wholly owned by OpenDeal Inc. d/b/a Republic, which is a Delaware corporation. The following is a summary of transactions since the Company's formation in March 2019 to which we have been a party, in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock (including OpenDeal Inc.) had or will have a direct or indirect material interest, other than compensation arrangements.

Acquisition of SheWorx and RenGen Assets

The Company acquired SheWorx assets by tendering cash of $24,768 (including certain expenses). Additionally, the Company acquired assets of RenGen by tendering approximately $141,500 of Republic Parent Class C shares to the target. Collectively, these asset acquisitions are referred to as the "Asset Acquisitions". Republic Parent provided the capital for these Asset Acquisitions as capital contributions rather than loans, and therefore, they are not subject to interest or repayment.

Master Service Agreement with Republic Crowd-Invest

Republic Core provides Core Business Services to Republic Crowd-Invest pursuant to a written Master Service Agreement. Under that Master Service Agreement, Republic Core provides specified Accounting services, IT services (including Client's Customer Support; Data Collection and Analysis; Business Model Innovation; IT Application Support; IT Desktop and Network Support; IT Development; Web Maintenance; IT Mobile Application Support; Token Models - assisting in developing tokenomics; and Republic Note Programming), Other Services (Compliance Programming; Facilities Administration; Data Security Administration; Community Building; and Marketing with respect to Client's use of the Platform), and, at Client's request after fees are agreed to, additional special projects.

Under the Republic Crowd-Invest Master Service Agreement, Republic Crowd-Invest pays Republic Core the Fixed Quarterly Cash Fee, in the amount of $10,000. The Fixed Quarterly Cash Fee is subject to renegotiation with the Client on an annual basis. Additionally, Republic Core may pass certain expenses through to the Client, as well as charge additional fees for special projects and custom Fundraising Platforms support.

Under its Master Service Agreement, Republic Crowd-Invest must also pay Republic Core a Contingent Cash Fee, 100% of the net cash proceeds Republic Crowd-Invest receives from the liquidation of securities, as and when they may be liquidated. Therefore, in a quarter in which securities held by Republic Crowd-Invest are liquidated, the Company would receive from Republic Crowd-Invest the quarterly cash fee of $10,000 and any applicable cash from the securities liquidation. The latter amount would be deemed Republic Core Proceeds upon receipt and added to the Distributable Amount. The Master Service Agreement is for a fixed 1-year period but perpetually renews automatically unless terminated for cause.

On or about March 15, 2024, and Effective January 1, 2020, the master service agreement between Republic Core and Republic Crowd-Invest was amended and restated to retroactively account for past, and potential future, variance in

fees billed by Republic Core for escrow establishment and Bad Actor Check-related services. The terms of this Amended and Restated agreement have no impact on Core Proceeds for the purposes of the Note.

In respect of the fees paid to Republic Core, the parties intend to deal with each other on an arm's length basis. The parties shall periodically review the rates of compensation for the services provided.

Master Service Agreement with Republic Private Capital

Republic Core provides Core Business Services to Republic Private Capital pursuant to a written Master Service Agreement, Amended and Restated as of June 26, 2024. Under that Amended and Restated Master Service Agreement, Republic Core provides specified Accounting services, IT services (including Client's Customer Support; Data Collection and Analysis; Business Model Innovation; IT Application Support; IT Desktop and Network Support; IT Development; Web Maintenance; IT Mobile Application Support; Token Models - assisting in developing tokenomics; and Republic Note Programming), Other Services (Compliance Programming; Facilities Administration; Data Security Administration; Community Building; and Marketing with respect to Client's use of the Platform), and, at Client's request after fees are agreed to, additional special projects.

Under the Republic Private Capital Master Service Agreement, Republic Private Capital pays Republic Core the Fixed Quarterly Cash Fee, in the amount of $10,000. The Fixed Quarterly Cash Fee is subject to renegotiation with the Client on an annual basis. Additionally, Republic Core may pass certain expenses through to the Client, as well as charge additional fees for special projects and custom Fundraising Platforms support. As of the date of this Form C, members of the Republic Ecosystem that are not Clients will not be contributing revenue to Distributions made to Republic Note holders.

Under its Master Service Agreement, Republic Private Capital must also pay Republic Core a Contingent Cash Fee, 25% of the net cash proceeds (or 50% for certain identified vehicles as discussed further below) Republic Private Capital receives from the liquidation of its carried interests, as and when they may be liquidated. Therefore, in a quarter in which carried interests held by Republic Private Capital are liquidated, the Company would receive from Republic Private Capital the quarterly cash fee of $10,000 and any applicable cash from the securities liquidation. The latter amount would be deemed Republic Core Proceeds upon receipt and added to the Distributable Amount. The Master Service Agreement is for a fixed 1-year period but perpetually renews automatically unless terminated for cause.

In the ordinary course of their operations, both Clients have the ability to revise or eliminate the receipt of securities or carried interest at or near the closing of the relevant fund or investment. For example, in the ordinary course of Republic Private Capital's business, certain large investors will be able to negotiate carried interest reductions. We do not believe there is a compelling business reason or economic interest for either Client to revise or eliminate the receipt of securities or carried interest outside the ordinary course of their operations. Nevertheless, each Client's ability to do so is outside the Company's control.

The definition of Republic Core Proceeds may only change if (i) we consider certain revenues or proceeds from new clients or existing clients to be Republic Core Proceeds, (ii) an existing Client cancels their Core Proceed Producing Client Contracts with us for cause or materially changes it in which case no future proceeds may be expected therefrom, or (iii) the definition of "Republic Core Proceeds" is changed pursuant to the terms of the Company's in force LLC Operating Agreement. Any decision to include revenues or proceeds from new clients or additional revenues from existing clients in Republic Core Proceeds would be made by Republic Parent in its capacity as the Managing Member of the Company.

Pursuant to the Amended and Restated Master Services Agreement Effective as of June 26, 2024, Republic Private Capital has voluntarily elected to double the Contingent Cash Fee payable to Republic Core to 50% of its net-weighted carried interest for 33 identified vehicles that have since been assigned to Republic Deal Room (the "**Assigned Vehicles**"). Republic Private Capital retains 50% of its original carried interest as stated in the Limited Partnership Agreements to these vehicles, as amended. The intention of this term is to ensure that Contingent Cash Fees payable to Republic Core remain similar to the amounts payable to Republic Core prior to the assignment of the Assigned Vehicles to Republic Deal Room.

In respect of the fees paid to Republic Core, the parties intend to deal with each other on an arm's length basis. The parties shall periodically review the rates of compensation for the services provided.

Intercompany Agreement between Republic Parent and Republic Core

Under the Amended and Restated Intercompany Agreement, in exchange for the Republic IP License Fee, Republic Core will receive from Republic Parent a semi-exclusive, worldwide, revocable, one-year, perpetually renewable license (referred to in this Form C as the Republic IP License) to operate the Site and to use the software and trade dress necessary to provide to Republic Crowd-Invest and Republic Private Capital the services Republic Core will provide to them under their respective Core Proceed Producing Client Contracts with Republic Core. The Intercompany Agreement perpetually renews automatically unless terminated for the reasons discussed below. The license is semi-exclusive to the extent that other affiliates in the Republic Ecosystem are licensed to use the Site, software, and trade dress for their branding and operational purposes. Under the Intercompany Agreement, Republic Core will also be assigned the rights and liabilities under various employment, consultant, third-party vendor, and third-party license agreements (the "**Platform Assignments**"). Republic Core will also assume the Republic Note issuance obligations under rights previously issued by Republic Parent in connection with certain securities transactions it entered into, and certain compensatory awards it made to employees, contractors and vendors, between 2017 and March 2020. In exchange for assuming such issuance obligations, Republic Core will receive the License and the Platform Assignments at what the parties to the Intercompany Agreement acknowledge to be a substantially discounted rate. Republic Core also makes various covenants to operate the Site and use the software and trade dress in compliance with law, including the laws and regulations under which Republic Core's Clients operate, and operating standards previously achieved by Republic Parent, and the parties indemnify each other for certain respective acts or omissions that cause the other harm. Pursuant to the Intercompany Agreement with Republic Parent, Republic Core paid Republic Parent $2,000,000 upon the completion of the Regulation D, Rule 506(c) offering of Republic Notes. We will continue to provide towards the development of the Republic Note and the Republic Note Smart Contract and the preparation for and execution of the Offering. Further, pursuant to the Intercompany Agreement, Republic Core is obligated to reimburse Republic Parent for certain operational expenses borne by Republic Parent. If Republic Core obtained these services directly and not from Republic Parent, Republic Core would incur additional expenses for personnel and/or for third party services. These operational expenses include the salaries of our executives, our telecommunications equipment and the provision of certain financial services and are reimbursed to Republic Parent at market rates, without interest, markup, or servicing fees. Such reimbursements currently equal approximately $200,000 per month, although we have not made any payments to Republic Parent due to offsetting debt obligations owed by Republic Parent to Republic Core. Republic Core and Republic Parent believe that the amount Republic Parent and affiliates owe Republic Core, after netting out offsetting current and anticipated liabilities is approximately $5,900,000. We expect to continue to offset this debt obligation and to forgo payments to Republic Parent in the foreseeable future.

Proceeds to be used to make Distributions to Republic Note holders will not be used to pay the Republic IP License Fee (or any other Republic Core expenses or obligations, other than those to Republic Note holders). For that reason, Republic Core does not believe paying the Republic IP License Fee will have any impact on the distributions to Republic Note holders.

In addition, as part of the Intercompany Agreement, Republic Core subleases operating space, including specified desk space and access to and use of all common areas, from Republic Parent at a cost of $5,000 per month, which amount is subject to adjustment if Republic Core requires a greater or lesser amount of desk space. The sublease is subject to the conditions and restrictions in the lease agreement between the lessor and Republic Parent and must be approved by the lessor.

Any adjustment to the Republic IP License Fee will be made at a renewal of the Intercompany Agreement, with reasonable notice provided by Republic Parent to Republic Core.

To the extent permitted by applicable law, either Republic Core or Republic Parent may terminate the Intercompany Agreement immediately upon written notice of termination to the other party if the other party goes into bankruptcy, or voluntary or involuntary dissolution, is declared insolvent, fails to pay its debts as they come due, makes an assignment for the benefit of creditors, becomes subject to proceedings under any bankruptcy or insolvency law, or suffers the appointment of a receiver or trustee over all or substantially all of its assets or properties. The Intercompany Agreement also may be terminated by written mutual agreement between the parties. Termination of the Intercompany Agreement for any reason whatsoever would extinguish all rights and obligations of the parties with respect to the Republic IP, except for those rights and obligations accrued prior to termination. Upon termination of the Intercompany Agreement for any reason whatsoever, Republic Core would be required to (a) discontinue the use of the Site, both front and back-end and (b) return to Republic Parent all Republic IP, documents and other materials

which contain or embody any confidential information. Upon termination, Republic Core will reimburse Republic Parent a pro-rata portion of the licensing fee for the relevant quarter.

Each Master Services Agreement that Republic Core has entered into with each Client provides that the parties intend to adhere to the arm's length standards set forth in section 482 of the United States Internal Revenue Code and related regulations. Accordingly, the parties shall periodically review the services provided by Republic Core to review the rates of compensation for the services provided. If any changes to the rates are determined by the mutual agreement of the parties, they shall execute an appropriate amendment to the relevant Master Services Agreement. It should be acknowledged that the parties are ultimately under common control and therefore a good faith belief must be maintained as to the arm's length dealing between the parties.

Master Service Agreement with the Capital R

On or about April 1, 2022, and as amended on August 1, 2022, Republic Core and affiliate the Capital R entered into a master service agreement which provides for (i) $15,000 per quarter of fees for the use of the Republic IP, (ii) reimbursement of $1,500 for each escrow account the Capital R uses via BankProv's integration with Republic Core and (iii) certain reimbursements for cash outlays fronted by Republic Core.

Master Service Agreement with the Republic Deal Room

On or about June 1, 2022, and as amended on August 1, 2022, Republic Core and affiliate Republic Deal Room entered into a master service agreement which provides for (i) $10,000 per quarter of fees for the use of the Republic IP, (ii) reimbursement of $1,500 for each escrow account the Capital R uses via BankProv's integration with Republic Core and (iii) certain reimbursements for cash outlays fronted by Republic Core.

Revolving Debt Facility with Republic Parent

As of January 1, 2020, Republic Core entered into a revolving debt facility with Republic Parent (the "**Intercompany Revolving Credit Agreement**"). The Intercompany Revolving Credit Agreement allows Republic Core to borrow from time to time from Republic Parent and Republic Parent to borrow from time to time from Republic Core, up to a maximum net amount outstanding at any time equal to $1,000,000. Republic Core must pay interest at a rate equal to: (i) 2.00%, for the period beginning on January 1, 2020, and ending on December 31, 2020, and (ii) the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month of each subsequent year that any indebtedness is outstanding. Interest accrues on the unpaid principal amount borrowed and is compounded annually (computed on the basis of a 365-day year for the actual number of days elapsed) until the entire principal amount and all accrued interest has been paid in full. An Amended and Restated Intercompany Revolving Credit Agreement was entered into on January 1, 2021, to increase the maximum amount at any time to $6,000,000. On January 1, 2022, we further amended the Intercompany Revolving Credit Agreement to increase the maximum amount at any time to $10,000,000. On January 1, 2023, we further amended the Intercompany Revolving Agreement to extend the maturity to January 1, 2026. The estimated interest rate for fiscal year 2024 is 6.00% as of December 31, 2023. Effective January 1, 2024 we further amended and restated the Intercompany Revolving Credit Agreement to set the interest rate at (i) the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month for Fiscal Year 2023 and (ii) the sum of 2.00% and the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month thereafter (the "**Fourth Amended and Restated Intercompany Revolving Credit Agreement")**. As of December 31, 2023, Republic Core has borrowed $5,900,000 from Republic Parent and affiliates. Republic Core has yet to repay this amount in full because Republic Parent and affiliates have expenses exceeding incoming revenue and Republic Core anticipates offsetting part of the outstanding liability in lieu of taking payment from Republic Parent and affiliates. The Intercompany Agreement obligates Republic Core to reimburse Republic Parent for certain operational expenses borne by Republic Parent. If Republic Core obtained these services directly and not from Republic Parent, Republic Core would incur additional expenses for personnel and/or for third party services. These operational expenses include the salaries of our executives, our telecommunications equipment and the provision of certain financial services and are reimbursed to Republic Parent, at market rates, without interest, markup, or servicing fees. Such reimbursements currently equal approximately $200,000 per month, although we have not made any payments to Republic Parent due to offsetting debt obligations owed by Republic Parent to Republic Core. Republic Core and Republic Parent believe that the amount Republic Parent and affiliates owe Republic Core, after netting out offsetting current and anticipated liabilities is approximately $5,900,000. We expect to continue to offset this debt obligation and to forgo payments to Republic Parent in the foreseeable future.Republic Core believes that the borrowing terms under the agreement are more favorable to Republic Core than could be secured from a third party.

Agreement Between Republic Parent and Algorand Cayman SEZC

In connection with an agreement (the "**Algorand Term Sheet**") between Republic Parent and Algorand Cayman SEZC ("**Algorand Cayman**"), upon qualification of a prior contemplated Offering under Regulation A, the Company expected to issue 700,000 Republic Notes to Algorand Cayman at a price of $0.12 per Republic Note. Thereafter, the Company expected to issue, over the next eleven months, approximately 700,000 Republic Notes per month to Algorand Cayman (i) at the prevailing market price for Republic Notes at the time of each issuance or (ii) if no prevailing market price can be determined, at a price of $0.12 per Republic Note. The actual number of Republic Notes issued to Algorand Cayman would vary each month, depending on the prevailing market price, if any, for Republic Notes at that time. The Company expects that all Republic Notes issued to Algorand Cayman will be issued pursuant to an exemption from registration pursuant to Regulation S under the Securities Act. Republic Parent also pledged to endeavor to issue Republic Notes on Algorand's blockchain to the extent legally and technically practical. In return, Algorand Cayman agreed to provide (i) technical advice to Republic Parent, its affiliates, and its vendors in support of developing the Republic Note on the Algorand blockchain, (ii) marketing support and (iii) introductions to other projects using the Algorand blockchain. In return, Republic Parent became entitled to $1,000,000 worth of Algos which were issued to an affiliate of Republic Parent over the course of 2020. In return for such consideration in the form of Algos, Republic Parent issued Algorand Cayman a simple agreement for future equity (SAFE) with a face value of $1,000,000, with no valuation cap or discount (the "**Algo SAFE**"). The Algo SAFE was converted into preferred shares of Republic Parent in March of 2021 upon Republic Parent's first closing of its Series A equity financing. Neither Republic Parent nor Republic Core have any other responsibilities or duties under the Algorand Term Sheet. Because Republic Parent issued the Algo SAFE to Algorand Cayman and Republic Core has completed building the Republic Note on the Algorand blockchain, there are no other commitments or understandings remaining between the parties to the Algorand Term Sheet or any other Algorand affiliated entity, including the Algorand Foundation.

Agreement Between Republic Parent and Avalanche BVI, Inc.

Republic Parent and Avalanche BVI, Inc. executed a non-binding Memorandum of Understanding effective as of October 2, 2023, and expiring on October 2, 2025, where Avalanche BVI, Inc. expressed its intention to purchase $2,500,000 of Republic Notes (of which $1,500,000 was subscribed for in in December 2023, and sold in February 2024) and dedicate $1,000,000 for support of Republic Parent's projects on the Avalanche blockchain, such as the Republic Note. Republic Core expects to provide Avalanche with certain services to facilitate such projects in exchange for Republic Parent's assumption of certain liabilities relating to Republic Notes.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Once posted, this annual report may be found on the Company's website at www.republic.com/note

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Sean Rolland Sean Rolland

(Signature)

Sean Rolland

(Name)

Principal Executive Officer and Principal Financial Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kendrick Nguyen Kendrick Nguyen

(Signature)

Kendrick Nguyen

(Name)

CEO of OpenDeal Inc., the Manager of Republic Core LLC

(Title)

August 1, 2024

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

REPUBLIC CORE LLC

Consolidated Financial Statements

For the twelve months ended December 31, 2023 and 2022

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 23, 2024

To: Board of Managers, REPUBLIC CORE LLC
Re: 2023 and 2022 Financial Statement Audit

Opinion
We have audited the accompanying consolidated financial statements of REPUBLIC CORE LLC (a limited liability company) (the "Company"), which comprise the balance sheet as of December 31, 2023 and 2022, and the related statements of income, retained earnings, and cash flows for the calendar years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the calendar years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about 's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or

the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ’s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group, LLC

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 23, 2024

REPUBLIC CORE LLC
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022
See Independent auditor's report and accompanying Notes to the Consolidated Financial Statements

	December 31, 2023	December 31, 2022
ASSETS		
Current Assets		
Cash and cash equivalents	$ 125,290	$ 952,873
Restricted cash	1,032,337	933,648
Accounts receivable	15,000	0
Other current assets	288,620	73,527
Total current assets	1,461,247	1,960,048
Goodwill	8,501,793	8,501,793
Acquired intangibles (See **Note 6**)	167,568	167,568
Fixed assets	4,952,210	2,996,712
Total Assets	$ 15,082,818	$ 13,626,121
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable	$ 329,951	$ 403,760
Deferred revenue	23,097	26,432
Accounts payable to affiliates, net	5,934,381	7,710,828
Republic Note (pre-sale) (see **Notes 7,8)**	11,361,862	22,247,387
Total Liabilities	17,649,291	30,388,407
MEMBERS' EQUITY		
Republic Note (see **Notes 7, 8**)	17,367,174	0
Accumulated Deficit	(19,933,647)	(16,762,286)
Total Members' Equity	(2,566,473)	(16,762,286)
Total Liabilities and Members' Equity	$ 15,082,818	$ 13,626,121

REPUBLIC CORE LLC
CONSOLIDATED STATEMENT OF OPERATIONS
For the twelve months ended December 31, 2023 and 2022

See Independent auditor's report and accompanying Notes to the Consolidated Financial Statements

	2023	2022
Revenues (See **Note 3**)		
Service Income	$ 286,218	$ 103,333
Service Income Contingent Fees	77,081	288,562
Tech Services	254,360	1,203,569
Other Revenue	49,739	35,382
Total revenues	667,398	1,630,846
Operating expenses		
General and Administrative	269,948	245,429
License Fee (see **Note 10**)	684,774	373,031
Technology Expenses	1,896,737	1,522,511
Sales and Marketing	0	2,160
Depreciation and Amortization	1,012,208	207,755
Total operating expenses	3,863,667	2,350,886
Loss from Operations	(3,196,269)	(720,040)
Other Income:		
Interest Income	22,965	0
Gain on Disposal of Fixed Assets	1,943	0
Total other income (expenses)	24,908	0
Net Operating Loss	(3,171,361)	(720,040)
Tax (Provision) Benefit (See **Note 4**)	–	–
Net Loss	$ (3,171,361)	$ (720,040)
Net Income (Loss) attributable to Class A and Class B membership interests (see **Note 7**)		
Net Loss attributable to Class A membership interests	(3,248,242)	(1,008,602)
Net Income attributable to Class B membership interests	77,081	288,562

REPUBLIC CORE LLC
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the twelve months ended December 31, 2023 and 2022
See Independent auditor's report and accompanying Notes to the Consolidated Financial Statements

	Republic Note	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2021	$ 0	$ (16,042,246)	$ (16,042,246)
Net Loss	-	(720,040)	(720,040)
Balance as of December 31, 2022	**$ 0**	**$ (16,762,286)**	**$ (16,762,286)**
Republic Note Sale	6,301,649	0	6,301,649
Republic Notes issued on behalf of OpenDeal Inc.	180,000	0	180,000
Reclassification of Republic Notes (see **Note7)**	10,885,525	0	10,885,525
Net Loss	0	(3,171,361)	(3,171,361)
Balance as of December 31, 2023	**$ 17,367,174**	**$ (19,933,647)**	**$ (2,566,473)**

REPUBLIC CORE LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve months ended December 31, 2023 and 2022
See Independent auditor's report and accompanying Notes to the Consolidated Financial Statements

	2023	2022
Operating Activities		
Net Loss	$ (3,171,361)	$ (720,040)
Adjustments to reconcile net loss to net cash used:		
Republic Notes issues in lieu of cash payment (see **Note 10**)	0	0
Depreciation and amortization	1,012,208	207,755
Changes in operating assets and liabilities:		
(Increase) Decrease in other current assets	(216,093)	45,016
(Increase) Decrease in receivables	(15,000)	309,104
Increase (Decrease) in accounts payable	(73,809)	241,218
Decrease in deferred revenue	(3,335)	(148,568)
Net cash used in operating activities	**(2,467,390)**	**(65,515)**
Investing Activities		
Purchases for fixed assets, net of proceeds	(2,966,706)	(2,688,561)
(Repayments) Advances from short-term lending to affiliates	(1,776,447)	1,387,588
Net cash used in investing activities	**(4,743,153)**	**(1,300,973)**
Financing Activities		
Repurchase of Republic Notes	0	(500,000)
Proceeds from Republic Note Sales, net of costs	6,481,649	0
Net cash provided by (used in) financing activities	**6,481,649**	**(500,000)**
Net change in cash and cash equivalents and restricted cash	**(728,894)**	**(1,866,488)**
Cash and cash equivalents and restricted cash at beginning of period	1,886,521	3,753,009
Cash and cash equivalents and restricted cash at end of period	$ 1,157,627	$ 1,886,521

REPUBLIC CORE LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEE ACCOMPANYING INDEPENDENT AUDITOR'S REPORT
AS OF DECEMBER 31, 2023 AND 2022

NOTE 1 – NATURE OF OPERATIONS

Republic Core LLC (the "Company," "Republic Core," "we," "us," or "our") is a technology company that provides strategic technology and other business services to other clients. The Company, together with its parent company OpenDeal Inc. dba Republic ("Republic Parent") and its affiliates, is a multi-faceted technical and advisory business focused on capital markets ("Republic Ecosystem"). The Company provides back-end and front-end technical and logistics support for financial service providers like funding portals, broker dealers, and investment advisors. Specifically, the Company receives service fees for the rendering of its technology services.

The Company was formed on March 8, 2019 in the State of Delaware as Republic Block LLC. On April 1, 2020, Republic Block LLC amended its Certificate of Formation and thereby changed its name to Republic Core LLC.

Since inception, the Company has relied on financing from Republic Parent. During the twelve months ended December 31, 2023 and 2022, the Company had expenses in excess of revenues. This raises substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next 12 months, the Company intends to fund its operations with advances from the Republic Parent and the proceeds of offerings of its digital token (referred to as "Republic Notes"), a non-membership interest with rights to Company dividends from certain Company proceeds (see Notes 7 and 11) under Regulation D and Regulation Crowdfunding and, if available, funds from revenue-producing activities. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying financial statements are intended to include all the information and notes required by GAAP for complete financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Republic Core LLC and two wholly-owned subsidiaries of Republic Core LLC: Republic Investment Services LLC (f/k/a NextSeed Services, LLC) and NextSeed Technologies LLC. NextSeed Technologies LLC was dissolved in January 2023. All significant intercompany accounts and transactions have been eliminated in consolidation (see Note 2, Goodwill and Note 10).

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern. See Note 1 and Note 9 for additional information.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
For purposes of the balance sheets and the statement of cash flows, the Company considers short-term highly liquid resources, such as investments in certificates of deposit and money market funds, with an original maturity of three months or less when purchased, to be cash equivalents.

The Company separates proceeds from the receipt of cash the Company earns from Republic Private Capital and Republic CrowdInvest ("Republic Core Proceeds") and 20% of the residual of any remaining assets (as further explained below) in the event the Company is liquidated (see Note 7). The funds are maintained in a segregated account at a financial institution and the funds are set aside to be payable to Republic Note holders unless the Republic Notes (see Note 7) are terminated or abandoned in the case of the liquidation of the Company.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2023, the Company had no allowance on our accounts receivables balance of $15,000 as payment was received in February 2024.

Goodwill and Intangible Assets
As of January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2014-02, Intangibles - Goodwill and Other: Accounting for Goodwill.

During 2021, the Company acquired 100% of the membership interests of NextSeed Technologies, LLC ("NS Tech") (see Note 10) and the option to purchase NextSeed Securities LLC for $4,875,000 in cash and $4,000,000 in the issuance of a SAFE by OpenDeal Inc, the parent company and sole voting equity holder of Republic Core LLC. As part of the transaction, OpenDeal Inc. acquired 650,000 shares of common stock of Brassica Technologies, Inc. for a purchase price of $1,125,000. Goodwill represents costs in excess of purchase price over the fair value of the assets of businesses acquired, including other identifiable intangible assets. As part of the transaction, the Company recorded $516,000 of fixed assets, $1,300 of identifiable intangible assets and $8,358,000 of goodwill.

In 2020, the Company acquired 100% of the membership interests of NextSeed Services, LLC (see Note 10) in exchange for 1,200,000 Republic Notes at a stated and accepted value of $144,000. Goodwill represents costs in excess of purchase price over the fair value of the assets of businesses acquired, including other identifiable intangible assets. The Company recorded $144,000 of goodwill related to this acquisition.

Indefinite lived intangible assets, or intangible assets that do not have an estimable useful life, are not amortized, but rather tested for impairment. The Company reviews the carrying value of goodwill for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated

future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2023, the carrying value of the Company's goodwill was not considered impaired.

Fair Value of Financial Instruments
Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero.

The Company has made an election under 26 CFT 301.7701-3 to change its default classification election to be taxable as a corporation for US federal income tax purposes.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs be charged to research and development expenses until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the Company financial statements.

NOTE 3 – REVENUE RECOGNITION

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606 "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Additionally, under FASB ASC 606-10-25-1, the Company will assess the probability we can collect substantially all of the consideration to which we will be entitled.

The Company has classified its revenue into four categories: service income, service income contingent fees, tech services and other revenue.

Service Income
As of January 1, 2020, the Company entered into services agreements with two subsidiaries of Republic Parent: Republic Maximal LLC and OpenDeal Portal LLC. Under the services agreements, the clients agree to pay $10,000 each quarter plus an a flat escrow fee between $1,500 to $2,500 plus incremental costs relating to bad

actor checks. On June 1, 2022, Republic Core entered into a Master Service Agreement with another wholly-owned subsidiary of Republic Parent, Republic Deal Room Holdings LLC ("Republic Deal Room"), which was amended on August 1, 2022. Republic Core will provide certain technological services and support to Republic Deal Room in exchange for $10,000 per quarter, $1,500 to $2,500 for every utilized escrow account facilitated by Republic Core in coordination with its escrow vendor and other cash outlays and expenditures as adjusted and incurred from time to time. Under the service agreements, the Company provides technological services and support on a monthly basis at a fixed price per quarter to Republic Maximal LLC, OpenDeal Portal LLC and Republic Deal Room LLC. Cash received is nonrefundable upon receipt. (See Note 12.).

As a result of signed services agreements with Republic Maximal LLC and OpenDeal Portal LLC, the Company earned an aggregate $286,218 and $103,333 service income during the twelve months ended December 31, 2023 and December 31, 2022, respectively.

Service Income Contingent Fees (Contingent Cash Fees)
As of January 1, 2020, the Company entered into service agreements with Republic Crowd-Invest and Republic Private Capital. Republic Crowd-Invest operates a funding portal for third-party issuers to issue securities under Regulation CF. Republic Crowd-Invest earns a cash commission and, generally, a two percent (2%) securities commission. In exchange for utilization of the Company's technology platform, Republic Crowd Invest agreed to pay 100 percent of the cash proceeds realized from sales of securities in its securities portfolio to the Company. Republic Private Capital operates an investment advisory business and earns a carried interest owing to its advisory and fundraising services. In exchange for utilization of the Company's technology platform, Republic Private Capital agreed to pay 25 percent of the carried interest it receives in connection with its securities portfolio to the Company. The Company records the revenue for these services contracts when carried interest held by clients become obliged to be paid to the Company for services rendered. An agreement was signed in January of 2020 and technology services activity began in 2020 (see Note 10). Revenue was not recognized until Technology services activity began. As the revenue is variable and cannot be determined prior to an event where either Republic Crowd-Invest or Republic Private Capital receives either cash from proceeds realized from the sales of securities or from receipt of carried interest, no revenue is recognized by the Company until one of these two events occur. Revenue is not recognized until Technology services activity began and an agreement was signed in January 2020 (see Note 11). As the amount to be received by the Company is generated from services provided to early-stage companies and the revenue to be received cannot be estimated with confidence, the Company has concluded that the revenue to be received for utilization of the Company's technology platform cannot be determined at the inception of the contract. Therefore, the Company records variable revenue at the time of an event where either Republic Crowd-Invest or Republic Private Capital receives cash either from proceeds realized from the sales of securities or from receipt of cash from carried interest. Cash received is nonrefundable upon receipt.

Tech Services
The Company provides hosting, technical and operational services and support on the Company's platform to non-affiliated customers which includes financial service providers, funding portals, and investments advisors. Revenue is recognized when campaigns have either closed or withdrawn. The Company provides tech services on a fixed fee basis and fees are non-refundable and are payable in cash. As of December 31, 2023, the Company had deferred revenue related to two Tech Services agreements totaling $23,097. The revenue related to these agreements will be recognized in the first six months of 2024. Revenue during the twelve months ended December 31, 2023 and 2022 was recognized from five and six contracts from companies raising on the Company's platform.

Other Revenues
Other revenues consist of revenue earned by event hosting for which revenue is recorded when event admissions become non-refundable and upon the completion of the event. Other revenues also consist of revenues earned from services provided by NextSeed Services, a wholly-owned subsidiary, for the facilitation of certain payments

to third parties. Revenue is recognized upon the receipt of these payments from third-parties. Neither of these two revenue streams are considered material to the Company.

NOTE 4 – INCOME TAX PROVISION

The Company has made an election to be taxed as a corporation for US federal income tax purposes.

As the Company has limited operating history, its ability to utilize any deferred tax assets from its net operating losses is uncertain. Therefore, the Company has reserved a valuation allowance against all deferred tax assets as of December 31, 2023.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has entered into certain multi-year service agreements, none of which are considered material to our financial position.

Litigation

The Company is involved in various claims and legal proceedings which have arisen in the ordinary course of its business. Although it is difficult to predict the ultimate outcome of these claims and legal proceedings, management believes the ultimate disposition of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. No material amount of loss in excess of recorded amounts is believed to be reasonably possible as a result of these claims and legal proceedings.

On November 12, 2021, UMG Recordings, Inc. ("UMG") filed a lawsuit against the the Republic Parent in the United States District Court for the Southern District of New York, Case No. 1:21-cv-09358-AT. UMG brings claims for federal trademark infringement, federal unfair competition and false designation of origin, trademark infringement and unfair competition under New York common law, and dilution. As part of this litigation, UMG sought a preliminary injunction, which the Court denied on the papers and without holding a hearing. The Republic Parent continues to defend this case and is engaged in active settlement talks.

On March 22, 2022, Republic Maximal LLC ("Republic Maximal") brought claims against two sets of defendants, the Romulus Defendants and the Transferor Defendants in the United States District Court for the District of Massachusetts, Case No. 1:22-cv-10429-MLW. Republic Maximal alleges that through a series of false representations and willful omissions, Defendants Romulus and Chheda fraudulently induced Republic Maximal, as investment adviser and general partner to each of the other plaintiffs, to direct the purchase of limited partnership interests ("LP Interests") in the Series A Fund from Athena, SNC, and Apollo (collectively, the "Transferors") at a substantially inflated price. Republic Maximal seeks, among other things, benefit of the bargain damages. At the time of the fraud, damages were approximately $60 million, and, on information and belief, are significantly higher now. The Romulus Parties and the Transferors filed separate motions to dismiss on May 24, 2022. The Court recently denied the motions to dismiss (in large part), and the case is entering the discovery phase. No counterclaim has been brought at this time. Separately, limited partner investors have asked for and Republic Maximal has entered into tolling agreements regarding potential claims those investors may have against Republic Maximal. No limited partner has made a demand or filed a lawsuit or other proceeding regarding these potential claims at this time.

Other disputes: The Company is pursuing other disputes in the accounts receivable and employment category, but none involve formal demand letters or the filing of a lawsuit, arbitration, or similar proceeding.

NOTE 6 – ACQUISITIONS

Acquisition of NextSeed Technologies, LLC

During 2021, the Company acquired 100% of the membership interests of NS Tech (see Note 2) and the option to purchase NextSeed Securities LLC for $4,875,000 in cash and $4,000,000 in the issuance of a SAFE by OpenDeal Inc, the parent company and sole owner of Republic Core LLC. As part of the transaction, OpenDeal Inc. acquired 650,000 shares of common stock of Brassica Technologies, Inc. for a purchase price of $1,125,000. Goodwill represents costs in excess of purchase price over the fair value of the assets of businesses acquired, including other identifiable intangible assets. As part of the transaction, the Company recorded $516,000 of fixed assets, $1,300 of identifiable intangible assets and $8,358,000 of goodwill. NS Tech has technological and operational capabilities that allowed it to provide technological and operational support to host secondaries other services related to securities offerings hosted by registered intermediaries; Republic Core currently does not have equivalent capabilities.

Acquisition of NextSeed Services, LLC

On October 1, 2020, in a series of agreements between Republic Parent, Republic Core, The Next Seed, Inc. ("NextSeed"), and other subsidiaries of NextSeed, Republic Parent acquired certain intellectual property, licensure rights and goodwill related to NextSeed. Republic Core received 100% of the equity interest in NextSeed Services, LLC ("NS Services") in exchange for the right to 1,200,000 Republic Notes (the "NextSeed Transaction"). NS Services has technological and operational capabilities that allowed it to provide technological and operational support to debt repayment, revenue sharing and other services related to securities offerings hosted by registered intermediaries; Republic Core currently does not have equivalent capabilities. As part of the NextSeed Transaction, Republic Core entered into an agreement with NextSeed to extend continue payments under the NextSeed Transaction Services Agreement on a month to month basis for the operation and maintenance of NS Services. See Note 10.

The collection of indefinite lived intangible assets acquired in the Asset Acquisitions and goodwill have been recorded at the cost associated with the acquisition, including transaction costs. The Company tests the carrying value of these indefinite lived intangible assets and goodwill for impairment on a regular basis as discussed above in Note 2.

NOTE 7 – MEMBERS' EQUITY

Class A Membership Interests

The Republic Parent owns 100% of the Class A Shares of the Company. The income that is attributed to Class A membership interests consists of the revenue earned by the Company excluding the Contingent Cash Fees (see Notes 4 and 8).

Class B Membership Interests

In 2018, Republic Parent offered SAFE-STs to investors, which provided the right to receive Republic Notes in the future if the holder of each SAFE-ST elected for any percentage of the SAFE-ST to be allocated to Republic Notes and not to future equity of Republic Parent. See Republic Notes (see Notes 8 and 11). Each SAFE-ST indicated that the issuer of the Republic Notes would be decided in the future and included a provision that allowed Republic Parent to issue Republic Note through a wholly-owned subsidiary.

On January 1, 2020, Republic Parent assigned the obligation to deliver Republic Notes to the Company through an Intercompany Agreement (see Note 8). The Intercompany Agreement provided that the dividends rights associated with each Republic Note would be linked to the services agreements the Company executed with its affiliates, Republic Crowd-Invest and Republic Private Capital.

Between the first quarter of 2020 through the third quarter of 2021, the Company offered further pre-sale rights to Republic Notes.

Between June 15, 2021, and August 12, 2021, the Company further clarified that the Republic Notes would be special non-voting membership interests "Class B" as defined by a proposed amended and restated limited liability company operating agreement. Based on this fact, the Company recorded the membership interests as equity.

The Company executed the second amended and restated limited liability company operating agreement as of January 1, 2023, and through this agreement made clear that no party entitled to Republic Notes is currently a member of the Company and could not be unless and until a joinder agreement is signed by the Company and that party. If any Prior Investor refuses to sign the joinder agreement to become a member of the Company and therefore become Republic Note holder, Republic Parent agreed to indemnify the Company for the payment of any rescission to such Prior Investor. Based on the ability of the Prior Investors to have their initial investment returned if they do not agree to sign a joinder agreement, the Company made the decision that the pre-sale instruments issued prior to January 1, 2023 should be classified as liabilities.

Upon consideration of the changes to the treatment of entitlements to Republic Notes and the size of the liability related to the potential of the return of the investments to the original investors, the Company has determined that the historical consolidated financial statements for the year ended December 31, 2021 and 2020 should have reflected these instruments as liabilities and the Company has restated certain financial information included on the Balance Sheets for the years ended December 31, 2021 and 2020. There was no impact from this restatement on the Statement of Operations.

The Company added a disclosure to distinguish the net income (loss) for the voting Class A membership interests versus the Class B membership interests based on the joinder agreement that each pre-sale instrument holder will sign in order to receive Republic Notes. The income that is attributed to Class B membership interests consists of the revenue earned from Contingent Cash Fees (see Notes 4 and 8) and Consolidated Statements of Operations.

Holders of Republic Notes that will be issued (see Note 12) will not have any of the benefits traditionally associated with holders of equity. The only right associated with Republic Notes is the right to receive dividends from proceeds the Company earns from the receipt of cash from Republic Private Capital and Republic Crowd-Invest ("Republic Core Proceeds") and 20% of the residual of any remaining assets (as further explained below) in the event the Company is liquidated. The holders of Republic Notes do not have voting rights in the Company so the Company views the instruments akin to preferred equity interests and the Company has no obligation to make payments on the Republic Note principal if Republic Core Proceeds do not materialize in the Company. In addition, in the event of a liquidation of the Company, Republic Parent will receive 100% of the Company's intellectual property assets, 100% of any fixed quarterly payments paid or due to the Company and 80% of any residual assets of the Company.

For accounting purposes, the Company has recorded the proceeds of Republic Note sales as a preferred membership interests as there are no promises to pay holders of the Republic Note if certain revenues and ultimately profits do not materialize in the Company. There are significant limitations on the obligations of the Company to pay dividends to the holders of Republic Notes, and dividends may never be paid.

During 2022, the Company repurchased the rights to 4,166,166.66 Republic Notes from the holder of a SAFE-ST for an aggregate consideration of $1,000,000, this reduced the amount of Republic Notes reflected in

member's equity to decrease by $500,000, the original investment amount committed to Republic Notes in connection with that SAFE-ST.

As of January 1, 2022, Republic Parent agreed to indemnify Republic Core for all liability in connection with acceptance of the Company's rescission offer by any person who subscribed for Republic Notes or purchased any instrument sold by Republic Parent or the Company that entitled such person to receive Republic Notes, whether they be SAFE-ST holder, TPA holder or Subscription Agreement (collectively the "Prior Investment Agreements") holders who provided cash or cash equivalent consideration for their entitlement to Republic Notes (the "Prior Investors"); Republic Parent and the Company believe this presents a maximum exposure of $10.8 million as of December 31, 2023 to Republic Parent, assuming no interest is paid or fees are incurred in providing such rescission. Republic Parent's indemnification of the Company applies to any obligation to deliver Republic Notes by Republic Core to the Prior Investors, such rights transferable in association with the transfer of the entitlements of the Prior Investors and expiring upon the cancellation, termination or fulfillment of the Prior Investment Agreements. As of December 31, 2023, Republic Parent and the Company received no notice of rescission and paid no amounts related to rescissions. *Republic Note Token Offerings – Offerings by Registration*

Tokens to be Delivered and To Be Delivered

Exemption from Registration Used or Public Offering	Security Type	Principal Amount of Securities Sold	Amount of Securities Issued(1)	Weighted Average Price Per Token	Issue Date
Rule 701	Compensatory Awards to Employees, Contractors and Vendors	$0	31,652,831.67	-	Open Issuance
506(b)	SAFE-ST Agreements	$7,214,881	120,248,016.67	$0.06	6/4/18 to 12/31/20
506(b)	Token Purchase Agreement (Tranche A)	$125,000	1,388,888.89	$0.09	11/25/2019
506(b)	Token Purchase Agreement (Tranche B)	$3,737,000	37,370,000.00	$0.10	11/25/2019
4(a)(2)	Token Purchase Agreement (Fig Acquisition)	$0	1,500,000.00	-	4/16/2020
506(c)	Token Purchase Agreement	$8,689,581	72,396,509	$0.12	7/16/2020
4(a)(2)	Token Purchase Agreement (NextSeed Acquisition)	$0	1,200,000.00	-	7/1/2021
4(a)(2)	Token Purchase Agreement	$115,000	1,179,666.67	$0.06	4/7/20 to 12/8/20
Rule 901 (Regulation S)	Subscription Agreement	$2,600,000.04	21,666,667.67	$0.12	2/1/21 to 7/30/21

506(c)	Subscription Agreement	$503,911.00	4,199,258.00	$0.12	3/28/2023
Regulation CF	Subscription Agreement	$2,988,047.92	24,900,399	$0.12	3/29/2023
Regulation CF	Subscription Agreement	$1,979,194.64	5,497,763.00	$0.36	5/1/2023
506(c)	Subscription Agreement	$824,521.68	2,290,338.00	$0.36	11/2/2023
4(a)(2)	Subscription Agreement	$1,500,000.00	4,166,666.67	$0.36	12/9/2023
Regulation CF	Subscription Agreement	$0	1,200,000.00	$0.00	Upcoming (TBD)

All Republic Notes are either "**Issued Republic Notes**", "**Reserve Republic Notes**" or "**Locked Republic Notes**." In all three cases, the Republic Notes are minted and technologically ready for distribution.

- Issued Republic Notes are Republic Notes that have been sold (for cash or other consideration), awarded, granted, or otherwise issued by Republic Core to holders, and are outstanding. Issued Republic Notes are eligible to receive Dividend Distributions, as defined below.

- Reserve Republic Notes are Republic Notes that have not yet been issued by the Company to holders, but are not locked. Reserve Republic Notes are not eligible to share in Dividend Distributions, but Republic Core may issue them at any time (provided sufficient registration exemption), at which point they become Issued Republic Notes and are eligible to share in Dividend Distributions.

- Locked Republic Notes are Republic Notes that are locked by Republic Core and are not in circulation, and will only be released from lock-up in accordance with the release schedule set forth further below. Locked Republic Notes are not eligible to receive Dividend Distributions.

  Republic Parent and Avalanche BVI, Inc. executed a non-binding Memorandum of Understanding effective as of October 2, 2023, and expiring on October 2, 2025, where Avalance BVI, Inc. expressed its intention to purchase $2,500,000 of Republic Notes (of which $1,500,000 was subscribed for in December 2023, and paid for in February 2024) and dedicate $1,000,000 for support of Republic Parent's projects on the Avalanche blockchain, such as the Republic Note. Republic Core expects to provide Avalanche with certain services to facilitate such projects in exchange for Republic Parent's assumption of certain liabilities relating to Republic Notes.

Calculation of Distributable Amounts and Dividend Distributions

Republic Core will periodically, and at least twice in any twelve-month period (on June 30 and December 31), calculate the Distributable Amount. The Distributable Amount is the total amount of Republic Core Proceeds received by Republic Core less any Republic Core Proceeds already distributed to holders of Republic Notes. Republic Core Proceeds are the sum of all Contingent Cash Fees made pursuant to the Core Proceeds Producing Client Contracts by Clients to Republic Core. Each holder of a Republic Note outstanding at the time of any Dividend Distribution will be entitled to the same pro rata amount of that Dividend Distribution.

Republic Core will make its first calculation of the Distributable Amount on June 30, 2022. The calculation will include all Republic Core Proceeds all proceeds received by Republic Core since the last Dividend Distribution was made (not including any amounts already distributed). The Distributable Amount is calculated by summing

all of the Contingent Cash Fees received from Clients who are parties to Core Proceeds Producing Client Contracts. The right to receive a portion of Republic Core Proceeds is calculated on a cumulative basis from the issuance date of the underlying Republic Note. As a result, all Republic Core Proceeds received by Republic Core but not yet distributed to holders of Republic Notes will be included in the Distributable Amount with respect to those Republic Notes, starting on the issuance date of those Republic Notes. However, distributions will not occur until a "Threshold Amount" is exceeded (a total Distributable Amount of $2,000,000 or a smaller amount that Republic Core deems, in its sole business discretion, to be practical to distribute).

Whenever this calculation yields a Distributable Amount that exceeds the Threshold Amount (or a smaller amount that Republic Core deems, in its sole business discretion, to be practical to distribute), Republic Core will, within 48 hours, take a "snapshot" of all outstanding Issued Republic Notes (thereby, creating a time one must be a holder of record to receive a Dividend Distribution) and, within a reasonable time period (which is expected to be approximately 30 days), make a pro rata Dividend Distribution in an aggregate amount equal to the Distributable Amount minus the reasonably estimated total amount of network transaction fees to be paid by Republic Core to issue that Dividend Distribution and, in the event that the Distributable Amount is $2,000,000 or greater, minus a $35,000 flat fee, called the Dividend Distribution Fee, intended to help cover the maintenance and upkeep costs for the Republic Note Smart Contract.

NOTE 8 – PRIVATE TOKEN OFFERING

In November 2019, the Company began selling its rights to the Republic Notes to accredited investors pursuant to a Token Purchase Agreement under Rule 506(b) of Regulation D and Section 4(a)(2) (the "Private Token Offering").

As of December 31, 2023 and 2022, the Company has received $28,729,387 and $22,247,387, respectively, in net proceeds from the Private Token Offering. As the Private Token Offering entitles participants the right to receive Republic Notes, the Company initially recorded these pre-sale proceeds as members' equity (as the Company will do with the actual issuance of Republic Notes as discussed in Note 7). When the Republic Notes are issued to investors and the right of recission expires, the Republic Notes will be reclassified to Members' Equity. As of December 31, 2023, the Company had not issued $11,361,862 of Republic Notes. The remaining Republic Notes that were issued during the year ended December 31. 2023 were reclassified to Members' Equity during the year.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation on March 8, 2019 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company has received capital contributions of cash and securities from Republic Parent and has also provided loans to Republic Parent with proceeds from note sales.

Services Agreements
As of January 1, 2020, the Company entered into services agreements with Republic Maximal LLC and OpenDeal Portal LLC. Under the services agreements, the clients agree to pay $10,000 each quarter starting on the effective date. In exchange for technology services, the clients agree to remit, in full satisfaction of amounts owed under the services agreement, the following amounts:

- OpenDeal Portal LLC is to pay 100 percent of the cash proceeds realized from sales of securities in its securities portfolio. Republic Crowd-Invest operates a funding portal for third-party issuers to issue securities under Regulation CF. Republic Crowd-Invest earns a cash commission and, generally, a two percent securities commission.

- Republic Maximal LLC is to pay 25 percent of the carried interest it receives in connection with its securities portfolio. Republic Private Capital operates an investment advisory business and earns a carried interest owing to its advisory and fundraising services.

On April 1, 2022, Republic Core entered into a Master Service Agreement with OpenDeal Broker LLC ("OD Broker") which was amended on August 1, 2022. Republic Core will provide certain technological services and support to OD Broker in exchange for $15,000 per quarter, $1,500 for every utilized escrow account facilitated by Republic Core in coordination with its escrow vendor and other cash outlays and expenditures as adjusted and incurred from time to time.

On June 1, 2022, Republic Core entered into a Master Service Agreement with Republic Deal Room Holdings LLC ("Republic Deal Room") which was amended on August 1, 2022. Republic Core will provide certain technological services and support to Republic Deal Room in exchange for $10,000 per quarter, $1,500 to $2,500 for every utilized escrow account facilitated by Republic Core in coordination with its escrow vendor and other cash outlays and expenditures as adjusted and incurred from time to time.

As of January 1, 2020, the Company entered into a strategic license with Republic Parent. Specifically, Republic Parent will agree to (i) provide the Company a license to (A) licensed trademarks and trade dress associated with the operations of the clients and (B) software which is necessary for the operations of such Client's operations, including a codebase and (ii) transfer, assign and contribute to the Company certain assets, including employee and service agreements that support the operations of the Company. The license agreement is a semi-exclusive, worldwide, revocable one year license which will require Republic Core to make necessary payments to Republic Parent of $12,500 quarterly and to meet other terms and conditions of the license agreement (the "IP License Fee"). In addition, at the conclusion of the offering of Republic Notes solely to accredited investors during the year ended December 31, 2020, the Company paid Parent $2,000,000 as consideration for the services and support it has provided. As part of this services agreement, the Company has agreed to fulfill certain simple agreements for future equity and securities tokens ("SAFE-ST") agreements previously issued by Republic Parent and certain compensatory awards to employees, contractors and vendors, with respect to issuance of Republic Notes. This was done as the monies contributed by SAFE-ST investors with respect to their Republic Note were largely for the development of the Republic intellectual property, including but not limited to the Site, the various trademarks and the computer code which maintains the Site, owned by Republic Parent, that the Company has the right to use under the strategic license with Republic Parent. Each SAFE-ST specifically contemplated the possibility of an affiliate of Republic Parent developing the smart contract and taking the necessary steps to secure the economic rights encapsulated by the Republic Note and ultimately issuing Republic Notes and therefore the intent of the contract is being fulfilled. As of December 31, 2022, the Company is obligated to issue $7,214,881 of Republic Notes (generally, at a price of $0.06 per Republic Note) under this agreement. An Amended and Restated Licensing and Asset Transfer Agreement was entered into on January 1, 2021 allowing for reimbursement of operating expenses (taking into account certain SAFE-STs which were cancelled or repurchased). For the years ended December 31, 2023 and 2022, respectively, the Company incurred $2,571,660 and $2,586,660 of license fees which are included in "License Fees" on the consolidated statements of operations. The Company capitalized $2,309,528 and $2,359,781 during 2023 and 2022, respectively, related to technology developed by the Company and owned by the Company. During 2020, the Company paid $2,000,000 in cash and issued $8,051,652 of Republic Notes in lieu of a cash payment, such Republic Notes were issued to fulfill certain SAFE-STs and other obligations incurred by Republic Parent, and $50,000 of such was in lieu of the quarterly IP License Fee. The license agreement was further amended as of January 1, 2022 to

account for certain adjustments to Republic Parent's intellectual property and to account for changes in staffing. All amounts loaned to Republic Parent are subject to the terms of the Amended & Restated Intercompany Revolving Credit Agreement (as defined below).

Pursuant to the services agreement, as of December 31, 2023 Republic Crowd-Invest liquidated $25,491 in securities, of which all of this amount was paid to the Company and reflected in the financial statements and Republic Private Capital liquidated $3,728,097 of securities of which $932,024, or 25%, was paid to the Company.

The Company also subleases office space from Republic Parent.

Intercompany Revolving Credit Facility
As of January 1, 2020, the Company entered into a revolving debt facility with its Parent (the "Intercompany Revolving Credit Agreement"). The Intercompany Revolving Credit Agreement allows the Company to borrow from time to time from Republic Parent and Republic Parent from the Company, up to a maximum amount outstanding at any time equal to $1,000,000. The Company (or Republic Parent, as applicable) must pay interest at a rate equal to: (i) 2.00%, for the period beginning on January 1, 2020 and ending on December 31, 2020, and (ii) the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month of each subsequent year that any indebtedness is outstanding. Interest accrues on the unpaid principal amount borrowed and is compounded annually (computed on the basis of a 365-day year for the actual number of days elapsed) until the entire principal amount and all accrued interest has been paid in full. All debt incurred under the agreement matures on January 1, 2026 unless the Company and its Parent agree to extend its term. On December 28, 2020, the Company and the Parent increased the Intercompany Revolving Credit Agreement to $6,000,000. As of December 31, 2023 and December 31, 2022, the Company owed the Parent $5,934,381 and $7,710,828, respectively, under the Intercompany Revolving Credit Agreement.

An Amended and Restated Intercompany Revolving Credit Agreement was entered into on January 1, 2021 and allows the Company to borrow from time to time from Republic Parent and Republic Parent from the Company, up to a maximum amount outstanding at any time equal to $6,000,000. The Company (or Republic Parent, as applicable) must pay interest at a rate equal to: (i) 2.00%, for the period beginning on January 1, 2023 and ending on December 31, 2023, and (ii) the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month of each subsequent year that any indebtedness is outstanding.

Acquisition of NextSeed Services, LLC
On October 1, 2020, in a series of agreements between Republic Parent, Republic Core, The Next Seed, Inc. ("NextSeed"), and other subsidiaries of NextSeed, Republic Parent acquired certain intellectual property, licensure rights and goodwill related to NextSeed and Republic Core received 100% of the equity interest in NextSeed Services, LLC ("NS Services") in exchange for the right to 1,200,000 Republic Notes (the "NextSeed Transaction"). NS Services has technological and operational capabilities that allowed it to provide technological and operational support to debt repayment, revenue sharing and other services related to securities offerings hosted by registered intermediaries; Republic Core currently does not have equivalent capabilities. As part of the NextSeed Transaction, Republic Core was obligated to pay NextSeed $330,000 for certain transition services (the "NextSeed Transition Services Agreement") provided until December 31, 2020 and Republic Core paid NextSeed an additional $330,000 to extend the term of the NextSeed Transition Services Agreement for an additional three months, of which $150,000 was paid by December 31, 2020.

Acquisition of NextSeed Technologies, LLC
On September 1, 2021, in a series of agreements between Republic Parent, Republic Core, The Next Seed, Inc. ("NextSeed"), and other subsidiaries of NextSeed, Republic Parent acquired NS Tech. See Notes 2 and 10.

Assignment to Fulfill Obligations Under Existing SAFE-STs
In a series of separate actions during 2022 and previous years, Republic Parent assigned to Republic Core the obligation to fulfill the Republic Note delivery obligation of certain SAFE-STs previously issued by Republic

Parent. This was done as the monies contributed by SAFE-ST investors with respect to their Republic Note allocations (as then contemplated by each SAFE-ST) were largely for the development of the intellectual property that the Company uses today. Each SAFE-ST specifically contemplated the possibility of an affiliate of Republic Parent developing and issuing what has become Republic Notes and therefore the intent of the contract is being fulfilled. The requirement to fulfill these obligations reduces Republic Core's ability to sell the Republic Notes for cash or other valuable consideration that can be used to fund operations.

As these transactions are among related parties, there is no guarantee that they are recorded at arm's length.

NOTE 11 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 23, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Instrument

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE UNDERSIGNED LIVES OUTSIDE THE UNITED STATES, IT IS THE UNDERSIGNED'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

SUBSCRIPTION AGREEMENT

Republic Core LLC
Class B Membership Interest - Republic Notes
Regulation CF

This Subscription Agreement (this "**Agreement**") is made between Republic Core LLC ("**Republic Core**") and the undersigned subscriber (the "**Undersigned**"). Pursuant to this Agreement, and subject to its terms and conditions, Republic Core agrees to sell to the Undersigned, and the Undersigned agrees to purchase, such number of Republic Core's Class B Membership Interests, which may also be referred to as "Republic Notes" (each, a "**Republic Note**"), in a quantity specified by the Undersigned in the signature page, below (each such Republic Note, a "**Subscribed Republic Note**") in exchange for the Undersigned's promise to participate in a one-question survey, which has been estimated in value at an aggregate investment amount of $0.01 (the "**Purchase Price**") and which number of Republic Notes delivered to the Undersigned is subject to increase for no additional consideration through the Undersigned's participation in actions or achievement of status (to be accompanied by additional Republic Notes), as specified in the accompanying Form C.

1. The Undersigned represents and warrants to Republic Core as follows:

   a. The Undersigned has previously specified and acknowledged to Republic Core, in completing the Undersigned's entries for the Undersigned's investment through the platform maintained by Republic Core, found at www.republic.com (the "**Platform**"), the number of Republic Notes being purchased by the Undersigned, the aggregate Purchase Price that the Undersigned is paying for the Republic Notes, the Undersigned's contact information and certain other "know your client" ("**KYC**") information. All such information is accurate and not misleading, as of the date hereof and as of each subsequent date on which Subscribed Republic Notes may be delivered to the Undersigned, and is deemed incorporated into this Agreement as if fully set forth herein.

   b. The Undersigned has reviewed the Form C filed by Republic Core with the SEC, as amended and supplemented, pursuant to which the Republic Notes have been offered (the "**Form C**"), provided to the Undersigned through the Platform and has reviewed all other information that the Undersigned considers necessary or desirable to have reviewed before making an investment decision. The Undersigned has such knowledge, sophistication and experience in financial and business matters that the Undersigned is capable of evaluating the merits and risks of this investment, and is able to incur a complete loss of such investment and to bear the economic risk of such investment for an indefinite period of time. The Undersigned is not relying on any communication of Republic Core, the escrow agent or OpenDeal Portal LLC (the "**Intermediary**") or their respective affiliates, as investment advice or a recommendation to purchase the Republic Note, and the Undersigned has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Undersigned.

   c. The Undersigned acknowledges, and is acquiring the Subscribed Republic Note in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding promulgated under Section 4(a)(6)(B) of the Securities Act ("**Regulation CF**"), as determined by the Intermediary.

d. To the extent the Undersigned is an entity and not a natural person: (i) the Undersigned is duly organized in the jurisdiction of its organization, and has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder; (ii) this Agreement has been duly authorized, executed and delivered and constitutes a legal, valid and binding agreement of the Undersigned, enforceable against the Undersigned in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors' rights generally or by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and (iii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall not conflict with or result in a breach of (x) the Undersigned's articles of organization, operating agreement or other charter documents, (y) any laws or court or regulatory orders or decrees applicable to the Undersigned or (z) any material agreement to which the Undersigned is a party or by which any of its material property or assets is bound.

e. At substantially the same time as the Undersigned is executing this Agreement, the Undersigned is tendering the required consideration in a form acceptable to Republic Core in satisfaction of the aggregate Purchase Price for the Subscribed Republic Note in compliance with the instructions on the Platform and as outlined in the Form C.

f. The Undersigned understands that Republic Core reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever, and to the extent consideration is transmitted by the Undersigned but not applied by Republic Core to the Undersigned's purchase of Republic Notes, such unused consideration will be returned to the Undersigned, without deduction, interest or remedy in the event of any fluctuation in the underlying value of such consideration during the time period between the Undersigned's delivery of such consideration to Republic Core, and Republic Core's return of such consideration.

g. The Undersigned understands that, as a holder of Subscribed Republic Notes, the Undersigned is entitled to certain rights under the Operating Agreement, such as distributions resulting from revenues accruing to Republic Core from certain Clients, as defined in the Form C and subject to the terms and conditions set forth in the Operating Agreement, pursuant to such Client Contracts, as defined in the Form C. The Undersigned understands that Republic Core does not intend, nor has the obligation, to register the Republic Notes under the Securities Act of 1933, as amended (the "**Securities Act**") or the Exchange Act of 1934, as amended (the "**Exchange Act**")

h. The Undersigned and Republic Core acknowledge and agree that the aggregate Purchase Price represents a fair value and/or fair market value, as appropriate, of the Subscribed Republic Notes, and that the U.S. Internal Revenue Service ("**IRS**") could in the future successfully assert that the value of the Subscribed Republic Notes on the date of the Undersigned's receipt thereof was substantially greater, and that any additional value ascribed to the Republic Notes thereby could constitute ordinary income to the Undersigned as of the receipt date, and that any additional taxes or interest due as a result would be the Undersigned's sole responsibility. The Undersigned has provided to Republic Core an IRS Form W-9 or other applicable IRS forms. Notwithstanding the foregoing, the Undersigned has relied upon advice from its own advisors for all tax advice material to an investment in the Subscribed Republic Notes and acknowledges and agrees that the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the IRS, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment. The Undersigned acknowledges that any statements, representations, warranties or agreements, whether express or implied, in the Form C, the Operating Agreement, this Agreement or otherwise is not intended or written to be used, and cannot be used or relied on, by the Undersigned for the purpose of avoiding penalties that may be imposed by any taxing authority, including the IRS.

i. The Undersigned is not, and is not acting as, an agent, representative, intermediary or nominee for any person identified on the list of blocked persons maintained by the Office of Foreign Assets Control of the U.S. Treasury Department; and the Undersigned has complied with all applicable U.S. laws, regulati ons, directives, and executive orders relating to anti-money laundering. The Undersigned is purchasing the Republic Notes for the Undersigned's own account and not with a view to, or for resale in connection with, any distribution (within the meaning of the Securities Act) thereof.

j. The Undersigned shall abide by the restrictions on transfer of the Subscribed Republic Notes set out in the Form C. The Undersigned has been advised that the Subscribed Republic Notes will not be registered under the Securities Act or qualified under any state securities laws and cannot be resold unless such Republic Notes are registered under the Securities Act and qualified under applicable state laws or unless exemptions from such registration requirements are available, and in all events except to the extent such resale is permitted

under the restrictions on transfer of the Subscribed Republic Notes set out in the Form C and the Operating Agreement.

k. The Undersigned confirms that Republic Core has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Subscribed Republic Notes or (ii) made any representation to the Undersigned regarding the legality of an investment in the Subscribed Republic Notes under applicable legal investment or similar laws or regulations.

l. The Undersigned further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

m. The information that the Undersigned has provided on the signature page of this Agreement is accurate and complete.

n. The Undersigned represents that the Undersigned understands the substantial likelihood that the Undersigned will suffer a **TOTAL LOSS** of its investment, and that Undersigned is prepared to bear the risk of such total loss.

o. This Agreement is the valid and binding obligation of the Undersigned.

By making the foregoing representations and warranties, the Undersigned does not waive any right of action under federal or state securities laws. However, Republic Core may assert the Undersigned's representations and warranties on its own behalf in any proceeding or other dispute with any party.

2. Disclaimers. Republic Core makes no representation or warranty of any kind, whether express or implied (either in fact or by operation of law), as to any matter except that Republic Core represents that it is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

3. Republic Core disclaims all implied warranties of merchantability, fitness for a particular purpose, quality, accuracy, title and non-infringement. Republic Core makes no representation or warranty that any Republic Notes, the technical framework and smart contract that governs them, or any applications or systems in or by which they are used, issued or operated will be error-free, secure or uninterrupted. IN NO EVENT SHALL REPUBLIC CORE BE LIABLE FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED TO HAVE, AND SHALL HAVE, EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW. IN NO EVENT SHALL THE LIABILITY OF REPUBLIC CORE, WHETHER IN CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE, WHETHER ACTIVE, PASSIVE OR IMPUTED) OR OTHERWISE, ARISING OUT OF OR RELATING TO THE SUBSCRIBED REPUBLIC NOTES EXCEED THE PURCHASE PRICE.

4. Creation of Republic Wallet, Joinder and Delivery of Subscribed Republic Notes in Digital Form.

    a. Contemporaneous with the Undersigned's execution of this Agreement, the Undersigned agrees to create a self-custodial digital wallet via the instructions found on the Platform (the "**Republic Wallet**") in anticipation of holding the Subscribed Republic Notes in said Republic Wallet and understands that the Republic Notes cannot be delivered to the Undersigned without the creation of said Republic Walleter.

    b. Contemporaneous with the Undersigned's execution of this Agreement, the undersigned will execute a joinder the Operating Agreement contained herein (the "**Delivery Date**"). Republic Core estimates such Delivery Date shall be prior to August 31, 2024 but may delay such time as its management deem necessary, in their sole discretion, to ensure regulatory compliance with the Republic Notes.

    c. Undersigned expressly acknowledges that until the Delivery Date and the completion of the tasks contemplated in this Section 4, the Undersigned will have a legal entitlement to, but will not hold or control any Republic Notes and therefore will not be able to receive distributions via said Republic Notes or transact with said Republic Notes.

5. Further Assurances; Compliance with Law. The Undersigned agrees to execute, at any time, upon the request of Republic Core, any further documents or instruments that may, in Republic Core's view, be necessary for the purposes of this Agreement to be effectuated. Notwithstanding anything herein to the contrary, Republic Core is authorized by the Undersigned to amend this Agreement if and to the extent necessary to comply with, and avoid any violation of, applicable law. In the event Republic Core determines that for any reason issuance or delivery of the Subscribed Republic Notes to the Undersigned would violate any applicable law, Republic Core may immediately terminate this Agreement, return the consideration in accordance with the provisions of Section 1(f) and rescind any previously consummated transactions hereunder, without liability to the Undersigned (except to the extent Republic Core fails to return the consideration as specified in Section 1(f) in any transaction so rescinded).

6. Governing Law. This Agreement shall be governed by and enforced in accordance with the Laws of the State of New York, without regard to any conflict of laws principles thereof.

7. Dispute Resolution.

PLEASE READ ALL OF THE PROVISIONS OF SECTION 7 CAREFULLY. IF THE UNDERSIGNED IS LOCATED, RESIDENT OR DOMICILED IN THE UNITED STATES, THIS SECTION REQUIRES THE UNDERSIGNED TO ARBITRATE CERTAIN DISPUTES AND CLAIMS WITH THE COMPANY AND LIMITS THE MANNER IN WHICH THE UNDERSIGNED CAN SEEK RELIEF FROM THE COMPANY.

a. Except for those claims brought under the Securities Act and the Exchange Act, any and all disputes, controversies or claims (other than applications for equitable relief; applications for confirmation or enforcement of a resolution or judgment; claims brought in a purported representative capacity on behalf of any other person or group of people; or claims that are not arbitrable under applicable law) arising out of, related to, or in connection with this Agreement ("**Disputes**") shall be resolved by final and binding arbitration before one arbitrator designated by the American Arbitration Association ("**AAA**"), pursuant to the then-prevailing rules of the AAA, in New York, NY, whose decision shall be final and binding. Any arbitration hereunder shall be conducted in a manner intended to preserve the confidentiality of the proceedings and to prevent disclosure of any information concerning the Dispute to the public, news or social media or any other person, other than the AAA staff, the arbitrator, the parties and their counsel, experts, and witnesses (the "**Arbitration Participants**"). The arbitration and all materials exchanged between the parties or submitted to the arbitrator(s), the award resulting therefrom, and the existence of the Dispute shall be kept confidential by the Arbitration Participants and not disclosed to the public, news or social media or any other person, other than Arbitration Participants. Judgment on the arbitration award may be entered in any state or federal court located in New York, NY having jurisdiction over the subject matter of the controversy

b. Any and all applications for equitable relief; applications for confirmation or enforcement of a resolution or judgment; claims brought in a purported representative capacity on behalf of any other person or group of people; or claims that are non-arbitrable under applicable law shall be heard and determined exclusively in any state or federal court located in New York, NY.

c. In any action permitted or required under subsections (a) or (b), above, to be brought in a state or federal court located in New York, NY, each party hereby (i) submits to the exclusive jurisdiction of any such court for the purpose of any such action brought by any party hereto, and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such action, any claim that such party is not subject personally to the jurisdiction of such court, that such party's property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by such court. Each party agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party irrevocably consents to the service of the summons and complaint and any other process in any such action, on behalf of such party or such party's property, by personal delivery of copies of such process to such party at the address for such party set forth herein. Nothing in this section shall affect the right of any party to serve legal process in any other manner permitted by law.

d. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATED TO IT; PROVIDED, HOWEVER, THAT THE PARTIES AGREE THAT

SUCH WAIVER SHALL NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT OR THE SECURITIES ACT.

e. Nothing in this Agreement shall be deemed to constitute a waiver of any compliance by Republic Core with the federal securities laws and the rules and the regulations thereunder, nor shall it constitute a waiver by the Undersigned of any of the Undersigned's legal rights under applicable U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.

8. Miscellaneous.

a. Notices shall be delivered to the parties at their respective addresses (whether physical or electronic) set forth herein. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes and terminates any prior agreements between or among the parties or their respective affiliates (written or oral) with respect to the subject matter hereof. Any amendments to this Agreement shall be in writing upon the mutual agreement of all affected parties. The rights and obligations of the parties under this Agreement may not be assigned or assumed without the written consent of all parties. Should any provision of this Agreement be found to be unenforceable, that provision shall be interpreted or modified to the minimum extent necessary to make it enforceable, and the other provisions of this Agreement shall remain unchanged and enforceable to the greatest extent permitted by law. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Counterparts may be delivered by electronic transmission (including by .pdf file and through the use of any form of electronic signature complying with the ESIGN Act of 2000, for example www.docusign.com) or other transmission or delivery method. No rules of strict construction shall apply in the interpretation of this Agreement.

b. To the extent you provide any personally identifiable information **("PII")** in connection with your election to invest, Republic Core and its affiliates may share such information the any appointed transfer agent to provide services with respect to the ownership and administration of the Republic Notes. The Undersigned irrevocably consents to such uses of Undersigned's PII for these purposes.

c. The Undersigned agrees to indemnify and hold harmless Republic Core and its affiliates and each of their respective directors, officers, managers, members, representatives, insurers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the Undersigned's breach of any of the Undersigned's representations and warranties contained herein.

Accepted and agreed as of the latest date written below:

IN WITNESS WHEREOF, the Undersigned has executed this Subscription Agreement as of the date written below.

REPUBLIC CORE, LLC

By: ___________________________________
Name:
Title:

Date: _________________________________

Address:
149 5th Avenue, Floor 10
New York, NY, 10010

E-mail address: core@republic.co

[To be completed electronically, through republic.co]

IN WITNESS WHEREOF, the undersigned purchaser hereby enters into this Subscription Agreement with Republic Core LLC, a Delaware limited liability company, as of the date written below, and agrees to be bound in all respects by the terms and conditions hereof. The undersigned purchaser shall purchase the number of the Republic Note Tokens specified below for the aggregate Purchase Price specified below:

Number of Republic Note Tokens: ____________

Total Investment Amount: $0.01

____
Date

PURCHASER (if an individual)

____
Print Name

____
Signature

____
Print Name of Additional Signatory

____
Additional Signature
(If joint tenants or tenants in common)

PURCHASER (if an entity)

____
Print Name of Entity

____
Signature of Authorized Signatory

____
Name of Signatory

____
Title of Signatory

Address of Principal Residence:	Address of Executive Offices:
______________________	______________________
______________________	______________________
______________________	______________________
U.S. Social Security Number(s) Number	U.S. IRS Tax Identification
______________________	______________________
Telephone Number	Telephone Number
______________________	______________________
Email Address	Email Address

REPUBLIC CORE LLC

JOINDER AGREEMENT

The undersigned hereby agrees to become a party to that certain Second Amended and Restated Operating Agreement of Republic Core LLC dated as of January 1, 2023, (as may be amended from time to time, the "***Operating Agreement***"), by and among Republic Core LLC (the "***Company***") and the parties named therein or as recorded in cryptographic form on the blockchain. Effective as of the undersigned's acquisition of the Company's Class B Membership Interests (the "***Republic Notes***") pursuant to that certain Subscription Agreement dated _________, made by and among the undersigned and the Company, or assigned to the Company by its affiliates, the undersigned is hereby made a party to the Operating Agreement.

The undersigned acknowledges receipt of a copy of each of (i) the Operating Agreement, (ii) confirms that the undersigned is acquiring the number of Republic Notes as outlined above, and (iii) understands that future acquisitions of additional Republic Notes by the undersigned, including, but not limited to, those via subsequent offerings by the Company, secondary marketplaces/exchanges, and/or other peer-to-peer transfers of the Republic Notes, are party to the same Operating Agreement, with the number of Republic Notes owned by the undersigned being reflected and accessible in real-time on a public ledger on the blockchain.

The address and email address to which notices may be sent to the undersigned are as follows:

Undersigned

[NAME]

Name: ___________________

Title:
(entities only): ___________________

Email: ___________________

Date: ___________________

Republic Core LLC:

By:
Sean Rolland
Principal Executive Officer and Principal Financial Officer
Republic Core LLC

Address: 149 5th Ave, Floor 10, New York, NY 10010

Email: note-support@republic.co

Date: ___________________________

EXHIBIT C

Company’s Second Amended and Restated Limited Liability Company Operating Agreement

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

REPUBLIC CORE LLC

Dated as of January 1, 2023

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
REPUBLIC CORE LLC

This second amended and restated **LIMITED LIABILITY OPERATING COMPANY AGREEMENT** (as the same may be amended and/or restated in accordance with the terms hereof, this "**Agreement**") of Republic Core LLC, a Delaware limited liability company (the "**Company**"), is entered into effective as of [date], 2022 (the "**Effective Date**") by and among OpenDeal Inc. (the "**Managing Member**"), and the other Persons who have executed this Agreement and have been admitted as a member of the Company (each, a "**Member**" and, together with the Managing Member, the "**Members**").

WHEREAS, the Company was formed as Republic Block LLC by Kendrick Nguyen ("Nguyen") under the laws of the State of Delaware by the filing of the Certificate of Formation (as the same may be amended from time to time, the Certificate of Formation") on March 8, 2019 (the "Formation Date") with the Secretary of State of Delaware;

WHEREAS, the Company was governed by the terms of that certain original Operating Agreement dated as of March 8, 2019 (the "Original Agreement");

WHEREAS, on May 1, 2019, pursuant to that certain Withdrawal and Assignment Agreement ("W&A Agreement"), OpenDeal Inc. became a Member of the Company as of the Formation Date, and Nguyen withdrew as a Member of the Company, as of the Formation Date, leaving OpenDeal Inc. as the sole Member;

WHEREAS pursuant to that W&A Agreement, OpenDeal Inc. continued the terms of the Original Agreement;

WHEREAS, OpenDeal Inc., as the sole Member and Manager, on March 1, 2020 amended and restated the Original Agreement in its entirety to reflect changes to the rights and obligations of the Member and to rename the Company "Republic Core LLC" (the "First Amended Agreement");

WHEREAS, OpenDeal Inc., as the sole Member and Manager, wishes to amend and restate the First Amended Agreement in its entirety to govern the business and affairs of the Company, to admit new Members and to reflect changes to the rights and obligations of the Members and others from and after the date hereof;

NOW THEREFORE, in order to provide for the organization and governance of the Company, and in consideration of the agreements, representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members, intending legally to be bound, hereby agree as follows:

I. DEFINITIONS

Certain capitalized terms used herein are defined parenthetically in this Agreement. Capitalized terms used but not defined parenthetically herein are defined in this Article I. Any capitalized terms not defined herein shall have the meaning given to such terms in the Offering Statement (as described below). Whenever appropriate in the context, terms used in this Agreement in the singular also include the plural, and vice versa, and each masculine, feminine or neuter pronoun shall also include the other genders. Unless otherwise expressly stated herein, all references to the term "including" shall be deemed to be interpreted as meaning "including, without limitation." Unless otherwise expressly stated herein, all references to the phrase "applicable law" shall be deemed to include provisions of rules and regulations promulgated under applicable law. Except as otherwise expressly provided herein, all references herein to any contract, agreement, law, rule, regulation or other document shall refer to such contract, agreement, law, rule, regulation or other document as amended from time to time.

1.1 "**Act**" shall mean the Limited Liability Company Act of the State of Delaware, as from time to time amended.

1.2 "**Affiliate**", when used with respect to any particular Person, shall mean (i) any Person or group of Persons acting in concert that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such particular Person, (ii) any Person that is an officer, partner, member or trustee of, or serves in a similar capacity with respect to, such particular Person or of which such particular Person is an officer, partner, member or trustee or with respect to which such particular Person serves in a similar capacity, (iii) any Person that, directly or indirectly, is the beneficial owner of fifty percent (50%) or more of any class of voting securities of, or otherwise has an equivalent beneficial interest in, such particular Person or of which such particular Person is directly or indirectly the owner of fifty percent (50%) or more of any class of voting securities or in which such particular Person has an equivalent beneficial interest or (iv) any relative or spouse of such particular Person. Notwithstanding the foregoing, no Member shall be deemed to be an Affiliate of the other Member by virtue of being a Member of the Company. The definition of "Affiliate" as used in this Agreement shall not be affected by the Regulations under Code Section 752 describing certain "related" parties.

1.3 "**Business Day**" shall mean any day except Saturday, Sunday or any other day on which commercial banks located in New York City, New York are authorized or required by law to be closed for business *provided, however,* that, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the New York City are generally open for use by customers on such day..

1.4 "**Capital Account**" shall mean an account to be established and maintained by the Company for each of the Members as computed from time to time in accordance with Section 5.1(a) hereof.

1.5 "**Capital Contribution**" shall mean, with respect to a Member, an actual, deemed or notional contribution to the capital (whether in cash or otherwise) of the Company made by such Member pursuant to this Agreement.

1.6 "**Clients**" means OpenDeal Portal LLC and Republic Maximal LLC, their successors and subsidiaries, as well as any additional entities that the Company may, in the sole discretion of the Managing Member, designate as Clients in the future.

1.7 "**Code**" shall mean the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

1.8 "**Company Certificate**" shall mean that certain Certificate of Formation of the Company filed with the Office of the Secretary of State of Delaware, as the same may be amended from time to time.

1.9 "**Distributable Amount**" shall mean the total amount of Republic Core Proceeds that the Company has received since its previous distribution (if any) to holders of Class B Membership Interests.

1.10 "**Fair Market Value**" shall mean the amount which a bona fide willing buyer not affiliated with the Company or any Member, with access to any necessary financing would pay a willing seller in an arm's-length transaction, neither being under any compulsion to buy or sell.

1.11 "**Fiscal Year**" shall mean each twelve (12) month period during the term of the Company ending on December 31st.

1.12 "**Fixed Quarterly Cash Fee**" shall mean the fixed amount paid each quarter to the Company by Clients pursuant to the terms of a written master services agreement with each Client.

1.13 "**Intellectual Property Assets**" shall mean (i) any code, marks or intellectual property contributed, licensed or otherwise provided by OpenDeal Inc., to the Company, (ii) all assets acquired from The Next Seed Inc., including but not limited to (A) membership interests in Republic Investment Services LLC (f/k/a NextSeed Services LLC), a Delaware limited liability company, and (B) membership interests in NextSeed Technology LLC, a Delaware limited liability company, (iii) the assets acquired from SheWorx LLC, a Delaware limited liability company, and (iv) the assets acquired from RGL, LLC, a Delaware limited liability company.

1.14 "**Interest**" shall mean, with respect to each Member, all of such Member's (or Substituted Member's) rights, interests, distributions, proceeds, profits and losses which it may own whether now existing or contingent, in or from the Company, including the right of such Member to any and all benefits to which such Member may be entitled and the obligations of such Member, as provided in this Agreement and the Act.

1.15 "**Offering Statement**" shall mean the Company's offering statement on Form 1-A, as qualified by the United States Securities and Exchange Commission on [date].

1.16 "**Officer**" shall mean any person appointed as an officer of the Company with a title customarily held by an officer of a corporation.

1.17 "**Person**" shall mean any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization, or other organization, whether or not a legal entity, and any governmental authority.

1.18 "**Republic Core Proceeds**" shall mean quarterly cash payments that the Company receives pursuant to written master services agreements with Clients, which amounts shall not include the Fixed Quarterly Cash Fee.

1.19 "**Residual Assets**" shall mean all assets of the Company that are not Republic Core Proceeds, the Fixed Quarterly Cash Fee or Intellectual Property Assets.

1.20 "**Securities Act**" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, all as the same shall be in effect from time to time.

1.21 "**Treasury Regulations**" shall mean the income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

II. THE COMPANY; THE MANAGING MEMBER

2.1 The Act; The Company Certificate; The Offering Statement. The rights, liabilities and obligations of the Members with respect to the Company shall be determined solely in accordance with the Act, the Company Certificate and this Agreement. To the extent anything contained in this Agreement modifies, supplements or otherwise affects any such right, liability, or obligation arising under the Act, this Agreement shall supersede the Act to the extent not restricted thereby.

2.2 Company Name and Office. The name of the Company shall be Republic Core LLC. The Company may use trade names in the Managing Member's reasonable discretion. The Company shall maintain a registered office in the State of Delaware, and the name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Company Certificate, and the Company may appoint agents for service of process and in all other jurisdictions in which the Company shall conduct business. The principal office of the Company shall be located at 149 Fifth Avenue, Floor 10, New York, New York 10010, or at such other office as the Managing Member shall designate from time to time. The Company may maintain such additional offices as may be designated from time to time by the Managing Member for the purpose of carrying out the business of the Company.

2.3 Purpose of the Company. The Company is organized to engage in any lawful act or carry on any lawful business activity that may be conducted by a limited liability company organized under the Act. The Company shall have the power and authority to do any and all acts necessary, appropriate, proper, advisable, incidental to or convenient in furtherance and accomplishment of the foregoing purpose, including all power and authority, statutory or otherwise, possessed by, or which may be conferred upon, limited liability companies under the laws of the State of Delaware. Without limiting the foregoing, the Company may offer advisory and other technology services, and may operate any business, whether existing, new, or acquired, or other new or ongoing concern.

2.4 Term of the Company. The term of the Company commenced on the date of the filing of the Company Certificate and shall continue in existence in perpetuity, unless its existence is sooner terminated upon dissolution (and subsequent termination of the Company after the winding up of its affairs) as provided in this Agreement.

2.5 Title to Property. Legal title to all assets of the Company shall be taken and at all times held in the name of the Company.

2.6 Rights and Powers of the Managing Member and Other Members.

(a) Powers of the Managing Member. Subject to any limitations under the Act, the Managing Member shall have all specific rights and powers required for the management of the business of the Company including the right to (i) conduct its business, carry on its operations and have and exercise the powers granted by the Act in any state, territory, district or possession of the United States, or in any foreign country, which may be necessary or convenient to effect any or all of the purposes for which it is organized, (ii) acquire by purchase, lease or otherwise any asset which may be necessary, convenient or incidental to the accomplishment of the purposes of the Company, (iii) operate, maintain, finance, improve, construct, own, grant operations with respect to, sell, convey, assign, mortgage, and lease any asset necessary, convenient or incidental to the accomplishment of the purposes of the Company, (iv) execute any and all agreements, contracts, documents, certifications and instruments necessary or convenient in connection with the management, maintenance and operation of the business, or in connection with managing the affairs of the Company, including executing amendments to this Agreement accordance with the terms of this Agreement, (v) borrow money and issue evidences of indebtedness, and secure the payment of the same by mortgage, pledge or other lien on Company assets, but only to the extent that such indebtedness, in the Managing Member's reasonable judgment, based on the advice of counsel to the Company, would not constitute "acquisition indebtedness" within the meaning of Section 514 of the Code, (vi) execute, in furtherance of any or all of the purposes of the Company, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Company's assets, (vii) prepay in whole or in part, refinance, recast, increase, modify or extend any liabilities affecting the assets of the Company and in connection therewith execute any extensions or renewals of encumbrances on any or all of such assets, (viii) care for and distribute funds to the Members, including the

Managing Member, by way of cash income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the objectives of the Company or this Agreement, (ix) contract on behalf of the Company for the employment and services of Officers, employees and/or independent contractors, such as lawyers and accountants, and delegate to such Persons the duty to manage or supervise any of the assets or operations of the Company, (x) engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to Company assets and to Officers) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Company, as may be lawfully carried on or performed by a limited liability company under the laws of each state in which the Company is then formed or qualified, (xi) take, or refrain from taking, all actions, not expressly proscribed or limited by this Agreement, as may be necessary or appropriate to accomplish the purposes of the Company, (xii) institute, prosecute, defend, settle, compromise and dismiss lawsuits or other judicial or administrative proceedings brought by or on behalf of, or against, the Company in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith, (xiii) purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, limited liability companies, or individuals or direct or indirect obligations of the United States or of any government, state, territory, government district or municipality or of any instrumentality of any of them, and (xiv) do all other things that a Managing Member is authorized to do under the terms of the Act.

(b) Administrative Duties of the Managing Member. The Managing Member will administer the affairs of the Company as provided for hereunder, and will supervise all aspects of the operations of the Company.

(c) No Restrictions on Business Pursuits of the Managing Member. This Agreement shall not preclude or limit in any respect the right of the Managing Member to engage in or possess any interest in independent business ventures of any kind, nature or description. Neither the Company nor any Member shall have any rights or obligations by virtue of this Agreement with respect to such independent ventures or the profits or losses derived therefrom by the Managing Member.

(d) Governance and Management Rights of Members. All Members other than the Managing Member shall have no governance rights with respect to the Company, and shall have no right to take any action on behalf of the Company (except in their capacity as an Officer, if a Member is also an Officer). No Member other than the Managing Member, shall have any voting rights of any kind whatsoever, including, but not limited to, the right to remove the Managing Member or to appoint or to request the appointment of a new Managing Member. No Member other than the Managing Member shall have any management, control, inspection or distribution rights, except as otherwise provided herein.

(e) Appointment of a New Managing Member. A new Managing Member may only be appointed by the holders of Class A limited liability membership interests in the Company.

III. REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties. Each Member acknowledges, represents and warrants to the other Members and to the Company as of the Effective Date as follows:

(a) Power and Authority. Such Member and the individual signing on behalf of such Member (if any) has full legal capacity, power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.

(b) No Conflicts. Neither the execution and delivery by such Member of this Agreement, nor the consummation by such Member of the transactions contemplated hereby:

(i) violates or conflicts with, or constitutes a default under, or results in a breach of, or gives rise to any right of termination, cancellation or acceleration under, or requires any consent, authorization or approval under, any term or provision of any material lien, lease, license, agreement, promissory note, indenture or other material contract to which such Member is a party or by which it or its assets or properties are bound; or

(ii) (A) legally requires such Member to obtain any consent, authorization or approval of, or make any filing with, any governmental agency, body or instrumentality (whether federal, state, local or foreign) or other Person or (B) violates any provision of (1) any statute, rule or regulation (whether federal, state, local or foreign) or (2) any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree to which such Member is a party or to which such Member or any of such Member's assets or properties is subject.

(c) Enforceability. This Agreement is a valid and binding agreement of such Member, enforceable against such Member in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally, and the application of equitable principles (whether considered in a proceeding at law or in equity).

IV. CAPITAL CONTRIBUTIONS

4.1 Admission to Company. By executing this Agreement or a counterpart thereto, in electronic form or otherwise, each of the Members is admitted as a Member, upon the terms and subject to the conditions set forth in this Agreement and applicable law, including, without limitation, those terms relating to Capital Contributions.

4.2 Capital Contributions. Capital Contributions by a Member upon the Admission of such person as a Member shall be required as and to the extent so required by the Managing Member. The capital contributions, if any, in the form of money, assets, or otherwise, that each Member has made to the Company on or before the date of this Agreement or at any time hereafter shall be properly reflected on the books and records of the Company.

4.3 Ownership of the Company's Assets. The Managing Member shall retain ownership of all of the Company's assets, except as provided in Section 11 of this Agreement.

4.4 Additional Capital Contributions or Loans. No additional Capital Contributions, whether by way of contribution of capital, loan or otherwise, shall be required by the Members. The Managing Member retains the right, in its sole discretion, to cause the Company to accept additional Capital Contributions from any Person, including the Managing Member or any of its Affiliates.

4.5 Additional Members. Additional Persons may be admitted to the Company as members from time to time and in the sole discretion of the Managing Member by the issuance of Interests to such Persons; provided, however, that no Member shall be admitted to receive a Class B Membership Interest until such new Member has completed the Company's subscription process for issuance of Membership Interests, including, but not limited to, execution of Exhibit A hereto. Any such issuances new Class B Membership Interests shall dilute the rights, obligations, preferences, limitations and privileges of the existing Class B Membership Interests on a pro rata basis.

4.6 Liability of Members. The liability of the Members to the Company is limited to their respective aggregate Capital Contributions.

V. MEMBERS; CAPITAL STRUCTURE

5.1 Capital Accounts.

(a) Maintenance of Capital Accounts. A capital account ("**Capital Account**") shall be maintained and adjusted for each Member in accordance with the capital account maintenance rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv).

(b) Compliance with Treasury Regulations. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the Managing Member shall determine that it is prudent to modify the manner in which the Capital

Accounts, or any debits or credits thereto, are computed in order to comply with such Treasury Regulations, the Managing Member may make such modification.

5.2 Classes of Interests.

(a) Class A Membership Interests. All of the Class A Membership Interests in the Company shall be owned by the Managing Member. The rights, obligations, preferences, limitations and privileges of the Class A Membership Interests shall be as provided in this Agreement.

(b) Class B Membership Interests. The Company is authorized to create up to 800,000,000 Class B Membership Interests, which may also be referred to as "Republic Notes". The rights, obligations, preferences, limitations and privileges of the Class B Membership Interests shall be as provided in this Agreement; provided, however, that, to the extent anything contained in this Agreement modifies or changes any of the rights, obligations, preferences, limitations and privileges of the Class B Membership Interests as set forth in the Offering Statement in any material manner, the terms of the Offering Statement shall supersede the terms of this Agreement and shall govern such rights, obligations, preferences, limitations and privileges of the Class B Membership Interests.

(c) Other Classes of Membership Interests. The Company may, from time to time, create additional classes of membership interests, subject to the rights, obligations, preferences, limitations and privileges as may be determined by the Managing Member in its sole discretion and as incorporated into this Agreement; *provided, however,* that the creation of an additional class of membership interests may not alter, modify, or amend, in any material manner, the rights, obligations, preferences, limitations and privileges of the Class A Membership Interests or Class B Membership Interests.

5.3 Withdrawal of Capital. No Member shall have the right to withdraw all or any portion of its capital (or the capital of any predecessor member) from the Company.

5.4 No Interest on Capital. No Member shall be entitled to any interest on any capital contributed by it or its predecessor in interest in the Company.

5.5 Allocations.

(a) Allocations to Class B Membership Interests. All Republic Core Proceeds received by the Company, other than Fixed Quarterly Cash Fees, shall be allocated for the benefit of the holders of the Class B Membership Interests, without deduction for any expenses, losses or liabilities incurred by the Company. The Managing Member may not use Republic Core Proceeds for any purpose other than making distributions of the Distributable Amount to holders of Class B Membership Interests. All Republic Core Proceeds will be held by the Company in a segregated bank account and will not be used to pay another obligations or liabilities of the Company other than those described in this Section 5.5(a), except in the event of termination of the Company under Article XI of this Agreement.

(b) Allocations to Class A Membership Interests. Any amounts not allocated to the Class B Membership Interests, including any expenses, losses or liabilities incurred by the Company, shall be allocated to the holders of the Class A Membership Interests.

5.6 Tax Controversies.

(a) The Managing Member is hereby designated as the Company's "partnership representative", as such term is defined in Section 6223 of the Code, and under any comparable provision of state law (the "**Partnership Representative**"), except to the extent the Managing Member does not qualify as the Partnership Representative, in which case the Managing Member shall, in its sole and absolute discretion, designate an alternative Partnership Representative. The Partnership Representative shall have the authority to take any and all actions that the Partnership Representative is authorized to take relating to partnership audits under the Code. The Partnership Representative shall be entitled to take such actions on behalf of the Company in any and all proceedings with the U.S. Internal Revenue Service ("**IRS**") and other tax authorities, and any resulting administrative and judicial proceedings, as it deems to be in the best interests of the Company without regard for

whether such actions result in a settlement of tax matters favorable to some Members and adverse to other Members. The designations made in this Section 5.6(a) are hereby approved by each Member as an express condition to being a Member. The Partnership Representative shall be indemnified by the Company (solely out of Company assets) with respect to any action brought against it in connection with the settlement of any such proceeding.

(b) If any U.S. state or local, or non-U.S. tax law provides for a partnership representative, or a person having similar rights, powers, authority or obligations, the Managing Member, or its designee, shall also serve in such capacity. In all other cases, the Managing Member shall represent the Company in all tax matters to the extent allowed by law.

(c) Expenses incurred by the Partnership Representative in connection with any tax proceeding shall be borne by the Company. Such expenses shall include fees of attorneys and other tax professionals, accountants, appraisers and experts, filing fees and reasonable out-of-pocket costs.

(d) Any decisions made by the Partnership Representative or the Managing Member in a similar capacity as set forth in this Section 5.6, including whether or not to settle or contest any tax matter, whether or not to extend the period of limitations for the assessment or collection of any tax and the choice of forum for such contest shall be made in the Partnership Representative's or the Managing Member's discretion.

(e) In the event of an audit of the Company by the IRS, the Managing Member shall use its commercially reasonable efforts to minimize the likelihood that any Member or former Member will bear any material tax as a result of any audit or proceeding that is attributable to another Member or former Member (other than a predecessor in interest). The Managing Member is hereby authorized to take any action, including making any necessary or appropriate adjustments to this Agreement and to the distributions and allocations under Articles V and VII hereof, to cause the financial burden of any "imputed underpayment" as determined under Section 6225 of the Code ("**Imputed Underpayment**") and associated interest, adjustments to tax and penalties arising from a partnership-level audit adjustment that are imposed on the Company to be borne by the Members and former Members to whom such Imputed Underpayment relates, as determined by the Managing Member after consulting with the Company's accountants or other advisers, taking into account any differences in the amount of taxes attributable to each Member and former Member as a result of such Member's status, nationality or other characteristics. Each Member and former Member hereby severally indemnifies and holds the Company and the Managing Member harmless for such Member's or former Member's respective portion of the financial burden of an Imputed Underpayment as provided for in the foregoing sentence.

(f) The provisions of this Section 5.6 shall survive the termination of the Company (as well as any termination, purchase or redemption of a Member's Membership Interests in the Company for any reason whatsoever), and shall remain binding on the Members and all former members for a period of time necessary to resolve with the appropriate taxing authorities any and all material matters regarding the taxation of the Company and the Members by reason of their Interests.

VI. MANAGEMENT OF THE COMPANY

6.1 Management Generally. The business and affairs of the Company shall be managed by and under the exclusive direction of the Managing Member and all powers of the Company may be exercised exclusively by the Managing Member, subject in all instances to the terms and provisions of this Agreement. No Person other than the Managing Member, or any Person authorized by the Managing Member, shall be authorized to take any action or to execute or deliver any instrument or document on behalf of the Company, and any such authority so granted may be general or limited to specific instances. Any Officer shall have the same power and authority to act on behalf of the Company as an officer holding the same title would customarily have in a corporation organized under the laws of Delaware, unless otherwise prescribed by the Managing Member. The Managing Member shall take all reasonable action as may be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Delaware and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members or to enable the Company to conduct the business in which it is engaged. The exercise by the Managing Member of any or all of its rights of management under this Agreement shall not in any event affect the Managing Member's status or limited

liability as a limited liability member of the Company. The Managing Member shall devote only so much of its time and attention to the business and affairs of the Company as it deems appropriate.

6.2 **Authority of the Managing Member**. The Managing Member shall have all rights and powers that may be possessed by a managing member under the Act and shall have the authority to carry out any and all of the objects and purposes of the Company and to perform all acts which it may deem necessary or desirable as provided herein and which are not otherwise prohibited by applicable law.

6.3 **Expenses**. The Managing Member shall be entitled to reimbursement from the Company for the reasonable, documented expenses of the Company that the Managing Member pays for or incur on behalf of the Company in the course of performing Company business.

6.4 **Commingling**. The funds and assets of the Company shall not be commingled with the funds or property of any other Person.

VII. DISTRIBUTIONS

7.1 **Distributions With Respect to Class B Membership Interests**.

(a) At least twice in each twelve-month period (on June 30 and December 31), the Company will calculate the Distributable Amount.

(b) If, at the time of calculation pursuant to Section 7.1(a), the Distributable Amount exceeds $2,000,000, the Company will (i) take a "snapshot" of the holders of record of all Class B Membership Interests, and (ii) distribute to such holders, on a pro rata basis, the total amount of the Distributable Amount, after deducting from such Distributable Amount the reasonably estimated network transaction fees to be paid by the Company in connection with such distribution as well as a flat distribution fee.

(c) If, at the time of calculation pursuant to Section 7.1(a), the Distributable Amount does not exceed $2,000,000, the Company may elect to distribute the Distributable Amount to the holders of record of all Class B Membership Interests, as provided in Section 7.1(b); *provided, however*, that, in the event of a distribution pursuant to the terms of this Section 7.1(c), the Company may not deduct a flat distribution fee from the Distributable Amount.

7.2 **Distributions With Respect to Class A Membership Interests**. The Company may make distributions of amounts allocated to holders of Class A Membership Interests, as provided in Section 5.5(b) at such times and in such amounts as the Managing Member shall decide, in its sole discretion.

7.3 **Tax Withholding**. The Company will at all times be entitled to make payments with respect to each Member in amounts required to discharge any obligation of the Company to withhold or make payments to any U.S. federal, state, local or foreign taxing authority ("**Taxing Authority**") with respect to any distribution or allocation of income or gain to such Member and to withhold (or deduct) the same from distributions to such Member. Any funds withheld from a distribution by reason of this Section 7.3 shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement. If the Company makes any payment to a Taxing Authority in respect of a Member hereunder that is not withheld from actual distributions to the Member, then the amount of such payment shall be deducted from the distributions to such Member. Each Member agrees to furnish the Company with any representations and forms as shall reasonably be requested by the Company to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

7.4 **Restrictions on Distributions**. Notwithstanding anything to the contrary contained in this Article VII, the Company shall not make a distribution to the extent that such distribution would violate any law, rule or regulation applicable to the Company or to the extent that, at the time of such distribution and after giving effect to such distribution, all liabilities of the Company (other than liabilities to the Members on account of their Capital Contributions or liabilities for which the recourse of creditors is limited to specific property of the Company) shall exceed the Fair Market Value of the Company assets, except that the Fair Market Value of property that is

subject to a liability for which the recourse of the creditors is limited shall be included in the Company assets only to the extent that the Fair Market Value of such property exceeds that liability.

VIII. ACCOUNTING PROCEDURES

8.1 Fiscal Year. The Fiscal Year shall end on December 31 of each year.

8.2 Books of Account; Reports. At all times during the existence and continuance of the Company, the Managing Member shall cause to be kept accurate, complete, and proper books, records, and accounts pertaining to the Company's affairs, including: (a) a copy of the Company Certificate and all amendments thereto and all powers of attorney pursuant to which any Certificate has been executed, (b) an original copy of the Agreement and all amendments thereto executed by the Managing Member, (c) copies of the Company's federal and state tax returns and financial statements, and (d) the Company's books and records. All books, records, and accounts of the Company shall be kept at its principal office or at such other office as the Managing Member may designate for such purpose; *provided, however,* that the books and records of the Company may be kept, in the sole discretion of the Managing Member and to the extent consistent with the terms of the Act, in electronic, digital or cryptographic form; *and provided further,* that all records of ownership of Class B Membership Interests shall be kept in cryptographic form on the Algorand blockchain.

8.3 Preparation and Filing of Income Tax Returns and Other Writings. The Managing Member shall cause the Company's accountant to prepare, and timely file, all Company tax returns, and shall timely make all other filings required by any governmental authority having jurisdiction to require such filing, the cost of which shall be borne by the Company.

8.4 C Corporation Status. The Company shall be treated as a separate a "C Corporation" for federal, state, local and foreign income tax purposes. The Managing Member agrees to take all reasonable actions, including, but not limited to, the amendment of this Agreement, the execution of other documents and the making of elections under the Code, as may reasonably be required in order for the Company to qualify for and receive such "C Corporation" treatment for income tax purposes, and agrees not to take any actions inconsistent therewith.

IX. TRANSFERS OF INTERESTS

9.1 Transfers of Class B Membership Interests. The holder of a Class B Membership Interest may sell, assign, transfer, dispose, pledge, mortgage, hypothecate, grant a security interest in, or otherwise encumber, either voluntarily, involuntarily or by operation of law (collectively, a "**Transfer**") all or any part of such Interest without the prior written consent of the Managing Member; *provided, however,* that any such Transfer must comply in all respects with the requirements of this Article IX and any other restrictions imposed by the Company in the Offering Statement; *and provided further,* that any Transfer of a Class B Membership Interest must (i) take place on the Algorand blockchain through a digital wallet provided by the Company (a "**Republic Wallet**") unless the Company states otherwise and (ii) provide for the transferee to electronically execute a joinder agreement to this Agreement, in the form attached hereto as Exhibit B (a "**Joinder Agreement**"). Prior to the execution of a Joinder Agreement by the transferee, (x) any purported transfer of a Class B Membership Interest shall have no force or effect and (y) the transferee shall not be treated as a Member for any purpose and shall have no rights whatsoever under this Agreement.

9.2 Transfers of Class A Membership Interests. The holder of a Class A Membership Interest may sell, assign, transfer, dispose, pledge, mortgage, hypothecate, grant a security interest in, or otherwise encumber, either voluntarily, involuntarily or by operation of law (collectively, a "**Transfer of a Class A Membership Interest**") all or any part of such Interest without the prior written consent of the Managing Member; *provided, however,* that any such Transfer of a Class A Membership Interest must comply in all respects with the requirements of this Article IX; *and provided further,* that no Transfer of a Class A Membership Interest shall be effective unless accompanied by the appointment of a new Managing Member.

9.3 Legal Capacity of Assignee; Tax Effects. Anything in this Article IX or elsewhere in this Agreement to the contrary notwithstanding, no Transfer of all or any portion of a Member's Interest shall be made or shall be effective if such Transfer would (in the opinion of the Company's legal counsel, which shall be

conclusive for this purpose): (i) jeopardize the partnership tax status of the Company or (ii) cause the Company to become a "publicly traded partnership" as defined in the Code.

9.4 **Legal Matters Relating to Transfers**. Anything in this Article IX or elsewhere in this Agreement to the contrary notwithstanding, no Transfer of all or any portion of a Member's Interest in the Company shall be made or shall be effective if such Transfer violates or would (with the passage of time or otherwise) violate any law, regulation, rule or order, including the Securities Act and all other federal or state securities or tax laws.

9.5 **Indemnification in Connection with Transfers**. To the fullest extent permitted by applicable law, each Member and each assignee of any Interests (or portion thereof) shall indemnify and hold harmless the Company and each Member (including the Managing Member and its Affiliates) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of or arising from any actual or alleged misrepresentation, misstatement of facts or omission to state facts made (or omitted to be made) by such Member or any assignee of a an Interest (or portion thereof) in connection with any Transfer of all or any part of any Interest in the Company, against expenses for which the Company or such other person has not otherwise been reimbursed (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by it or him in connection with such action, suit or proceeding; *provided, however,* that the foregoing indemnification shall not be valid as to any Member who supplied the information which gave rise to any actual misrepresentation, misstatement of facts or omission to state facts. The provisions of this Section 9.5 shall survive the termination of this Agreement and the termination and dissolution of the Company.

X. LIMITATIONS ON LIABILITY; INDEMNIFICATION; RIGHT TO CONDUCT OTHER BUSINESS

10.1 **Liability of Members**. The Members shall have no personal liability for the obligations of the Company, whether to the Company, to each other or to the creditors of the Company. Notwithstanding anything to the contrary contained in this Agreement, the liability of a Member for the operating or other losses of the Company shall in no event exceed, in the aggregate, the amount of such Member's aggregate Capital Contributions and no creditors shall have the right to attach or garnish or compel the contribution by a Member of any additional sums of capital. Nothing contained in this Agreement will, or is intended to or will be deemed to, benefit any creditor of the Company or of any member, and no such creditor will have any rights, interests, or claims hereunder, or be entitled to any benefits hereunder. Except as may otherwise be required by the Act, no Member shall be liable for a return of any distribution to such Member.

10.2 **Liability and Indemnification**.

(a) To the fullest extent permitted by applicable law, as amended statutorily or interpreted, no Person acting in its capacity as a Member (including the Managing Member and its Affiliates) shall be personally liable to the Company or its members for money damages. No amendment of this Agreement or repeal of any of its provisions shall limit or eliminate the benefits provided to the Members or an "**Authorized Person**" (as defined in the Act) under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

(b) The Company shall, to the fullest extent permitted by applicable law, indemnify and hold harmless each Member (including the Managing Member and its Affiliates), employee and Authorized Person of the Company (in this context, each, an "**Indemnitee**" and, collectively, the "**Indemnitees**") from and against any losses, claims, damages, liabilities or actions ("**Losses**"), joint or several, to which such Indemnitees may be subject by virtue of any act performed by such Indemnitee, or omitted to be performed by any such Indemnitee, in connection with the business of the Company or its formation, and shall reimburse each such Indemnitee for any legal or other expenses reasonably incurred by such Indemnitee in connection with investigating, defending or preparing to defend any such Loss; *provided, however,* that the Company shall not be liable to any Indemnitee for any Loss to the extent that in the final judgment of a court of competent jurisdiction such Loss is found to arise from such Indemnitee's

gross negligence or willful misconduct; *and provided further*, that the Company shall not be liable to any Indemnitee for any Losses relating to or arising from any action brought by one Member against another Member, except for the Managing Member in its capacity as the Managing Member. Expenses incurred by an Indemnitee in defending a civil or criminal action, suit or proceeding arising out of or in connection with this Agreement or the Company's business or affairs shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by the Indemnitee to repay such amount plus reasonable interest in the event that it shall ultimately be determined that the Indemnitee was not entitled to be indemnified by the Company in connection with such action. The foregoing rights of indemnification shall not be exclusive of any other rights to which Indemnitee may be entitled. No amendment of this Agreement shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal. The Company may carry insurance protecting it and potential Indemnitees and Authorized Persons from liabilities to third parties, to the extent practicable.

10.3 Indemnification Rights Cumulative. The indemnification rights contained in this Article X shall be cumulative of, and in addition to, any and all rights, remedies and other recourse to which an Indemnitee shall be entitled, whether pursuant to the provisions of this Agreement, at law or in equity. Indemnifications shall be made solely and entirely from the assets of the Company and no Member shall be personally liable to the Indemnitees or Authorized Persons under this Article X.

10.4 Duties and Conflicts. Each Member acknowledges that: (i) the other Members (including the Managing Member) and their respective Affiliates have or may have other business interests, activities and investments, some of which may be in conflict or competition with the business of the Company, and that such Persons are entitled to carry on such other business interests, activities and investments, and (ii) the Members and their Affiliates may engage in or possess an interest in any other business or venture of any kind, independently or with others, on their own behalf or on behalf of other entities with which they are affiliated or associated. Except as provided for herein, neither the Company nor any Member shall have any right, by virtue of this Agreement, in such activities, or the income or profits derived therefrom, and the pursuit of such activities, even if competitive with the business of the Company, shall not be deemed wrongful or improper. In addition, to the fullest extent permitted by the Act and other applicable law, no Member shall be a fiduciary of, or have any fiduciary duties or obligations (or any similar rights or duties) to, the other Members in connection with the Company or this Agreement or such Member's performance of its obligations under this Agreement, and each Member hereby waives to the fullest extent permitted by the Act and other applicable law any rights it may have to claim any breach of any standard of care or duty (fiduciary or other) under this Agreement or in connection with the Company.

XI. TERMINATION

11.1 Dissolution and Termination.

(a) The Company shall be dissolved and its business wound up and terminated on the earlier of:

(i) The date on which the Company is terminated or dissolved by operation of law or judicial decree; or

(ii) The date on which the Managing Member decides, in its discretion, to terminate the Company.

(b) Upon termination of this Agreement and the Company, the Managing Member (or such other Person as shall have authority to so act) shall take all actions necessary to liquidate the Company's assets in an orderly manner and to make and maintain appropriate reserves for then existing and potential obligations and contingent liabilities of the Company. Upon termination for any reason whatsoever, the Company shall thereafter engage in no further business other than that necessary to wind up the business of the Company and to distribute the Company's assets.

11.2 Proceeds from Liquidation. Net proceeds from liquidation (after payment of expenses and the taking of reasonable reserves, each as determined by the Managing Member) shall be applied promptly after receipt in the following order of priority:

(a) Company Debts. First, to pay all debts or other evidences of indebtedness of the Company, including any loans from a Member;

(b) Reserves. Second, to establish reserves that the Managing Member deems reasonably necessary or appropriate for contingent liabilities of the Company; and

(c) Remaining Distributions. Thereafter, all net liquidation proceeds shall be distributed to the Members in the following order of priority:

(i) First, one hundred percent (100%) of the Republic Core Proceeds that constitute a Distributable Amount (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests, and zero percent (0%) of the Republic Core Proceeds (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests;

(ii) Then, one hundred percent (100%) of the Company's Intellectual Property Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and zero percent (0%) of the Company's Intellectual Property Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests;

(iii) Thereafter, one hundred percent (100%) of the Company's Fixed Quarterly Fees (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and zero percent (0%) of the Company's Fixed Quarterly Fees (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests; and

(iv) Finally, with respect to all Residual Assets, eighty percent (80%) of such Residual Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and twenty percent (20%) of such Residual Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests.

XII. MISCELLANEOUS PROVISIONS

12.1 Further Assurances. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Managing Member reasonably deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any applicable laws, rules and regulations.

12.2 Notices.

(a) Generally. All notices, demands, approvals, consents or requests provided for or permitted to be given pursuant to this Agreement must be in writing, provided that such written notices may be delivered in electronic form.

(b) Manner of Notice. All notices, demands, approvals, consents and requests to be sent to the Company or the Members pursuant to the terms hereof shall be deemed to have been properly given or served, if personally delivered, sent by recognized messenger or next day courier service, or sent by United States mail, facsimile or e-mail transmission to the addresses, facsimile numbers or e-mail addresses listed below or set forth on each Member's Signature Page, and will be deemed received, unless earlier received: (a) if sent by express, certified or registered mail, return receipt requested, when actually received or delivery refused; (b) if sent by messenger or courier, when actually received or refused, provided it is received or refused on the same Business Day; (c) if sent by facsimile or e-mail transmission, on the date sent, with confirmation of transmission; (d) if delivered by hand, on the date of delivery or refusal; and (e) if sent by first-class mail, seven days after it was mailed, unless returned to sender for any reason by the United Stated Postal Service, but not at the request of the addressee. Rejection or other

refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice, demand or request sent.

If to the Company or the Managing Member:	OpenDeal Inc. dba Republic 149 5th Avenue, Floor 10 New York, NY 10010 Attention: Legal Department Email: legal@republic.co
with a copy to:	Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105 Attention: Anthony Ain, Esq. Fax No.: (212) 370-1330 Email: aain@egsllp.com

12.3 __Certain Words__. For purposes of this Agreement:

(a) the terms "include" or "including" shall mean without limitation;

(b) the terms "hereof", "hereby", "herein", or words of similar import, when used in this Agreement, shall be construed as referring to this Agreement in its entirety rather than to a particular section or provision, unless the context specifically indicates to the contrary; and

(c) the terms used in this Agreement include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other genders.

12.4 __Governing Law__. This Agreement is made pursuant to and shall be construed in accordance with the internal laws of the State of Delaware, without regard to the principles of the conflicts of laws thereof. In the event of a conflict between any provision of this Agreement and any nonmandatory provision of the Act, the provision of this Agreement shall control and take precedence.

12.5 __Amendments__. This Agreement may be amended at any time and for any reason by the Managing Member; *provided, however,* that no such amendment shall adversely affect the economic rights of any Member in any material manner without the prior written consent of such Member (or a majority of such Members of the same class calculated by their number of units of Membership). In addition, the Managing Member may change this Agreement (or any schedule or exhibit hereto) to correct any clerical mistake or to correct or supplement any immaterial provision herein or in the Company Certificate which may be inconsistent with any other provision herein or therein, or to correct any printing, stenographic or clerical errors or omissions, which shall not be inconsistent with the provisions of this Agreement or the status of the Company for federal income tax purposes.

12.6 __Entire Agreement__. This Agreement, together with any schedule or exhibit hereto entered into with Members in connection with their acquisition of Interests, and as the same may be amended from time to time in accordance with the terms hereof, contains the entire agreement among the Members relating to the subject matter hereof and there are no other or further agreements outstanding not specifically mentioned herein. This Agreement supersedes all prior agreements and understandings among the Members related to the Company, including, but not limited to, the Original Agreement.

12.7 __References to Days__. All references to days in this Agreement mean calendar days unless otherwise provided. Any day or deadline or time period hereunder which falls on a Saturday, Sunday or a non-Business Day shall be deemed to refer to the first Business Day following such Saturday, Sunday or non-Business Day.

12.8 __No Waiver__. The failure of the Managing Member to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure

continues, shall not be a waiver of such Managing Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation hereunder shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation hereunder.

12.9 Severability. If any term or provision of this Agreement or the performance thereof shall be invalid or unenforceable to any extent, such invalidity or unenforceability shall not affect or render invalid or unenforceable any other provision of this Agreement and this Agreement shall be valid and enforced to the fullest extent permitted by law.

12.10 Headings. The Article and Section headings appearing in this Agreement are for convenience of reference only and are not intended, to any extent and for any purpose, to limit or define the text of any Article or Section hereof.

12.11 Counterparts and Execution. This Agreement may be executed in multiple counterparts or joinders, each of which shall be deemed an original Agreement and all of which shall constitute one Agreement between each of the parties hereto on the dates respectively indicated in the signatures of the parties, notwithstanding that all of the parties are not signatories to the original or the same counterpart. Delivery between the parties hereto of a counterpart by facsimile or other electronic (including e-mail/.pdf) transmission shall not in any way impair the validity of such counterpart, and any counterpart so delivered shall be valid and binding as if an original.

12.12 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

12.13 Venue; Prevailing Party Expenses.

(a) Each Member: (i) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be instituted exclusively in New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (ii) waives any objection which such Member may have or hereafter have to the venue of any such suit, action or proceeding, and (iii) irrevocably consents to the jurisdiction of the New York Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. Each of Member further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon a Member mailed by certified mail to such Member's address shall be deemed in every respect effective service of process upon such Member in any such suit, action or proceeding. This provision does not apply to actions arising under the Securities Act or the Securities Exchange Act of 1934.

(b) The prevailing party or parties in any action or other adjudicative proceeding arising out of or relating to this Agreement shall be reimbursed by the party or parties who do not prevail for their reasonable attorneys, accountants and experts' fees and related expenses (including reasonable charges for in-house legal liable for a specific amount payable or reimbursable under this Section 12.13, such parties shall be jointly and severally liable therefor.

12.14 Failure to Exercise, etc. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof; any actual waiver shall be contained in a writing signed by the party against whom enforcement of such waiver is sought. This Agreement shall not be construed for or against any party by reason of the authorship or alleged authorship of any provisions hereof or by reason of the status of the respective parties.

12.15 Waiver of Partition. Each Member hereby irrevocably waives, and no Member shall have the right, and each Member does hereby agree that it shall not seek, to cause a partition of the Company's property whether by court action or otherwise.

12.16 Successors and Assigns. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective successors and assigns.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

MANAGING MEMBER:

OPENDEAL INC.

By: DocuSigned by: Kendrick Nguyen A04F45DAEC764BF...

Name: Kendrick Nguyen
Title: Authorized Person on behalf of Managing Member

MEMBERS:

The Members (other than the Managing Member) executing the Member Signature Page in the form attached hereto as Exhibit A or Exhibit B, respectively, and delivering the same to the Managing Member or its agents shall be deemed to have executed this Agreement and agreed to the terms hereof.

EXHIBIT A

**SIGNATURE PAGE OF A MEMBER
TO THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
REPUBLIC CORE LLC PURSUANT TO SECTION 4.5 THEREOF**

The undersigned, desiring to (i) acquire a Class B Membership Interest in Republic Core LLC, a Delaware company ("**Republic Core**"), and in connection therewith to enter into the Limited Liability Company Operating Agreement (the "**Agreement**") of Republic Core, which Agreement is in or substantially in the form furnished to the undersigned, and (iii) be admitted as a Member of Republic Core, hereby agrees to all of the terms of the Agreement and agrees to be bound in all respects by the terms of the Agreement.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Agreement as of _______________ ____, 20[ ].

MEMBER:

Name, Address, Fax No. and Social Security No./EIN of Member:

Name:
Address:
Email:
Soc. Sec. No.:

____

EXHIBIT B

SIGNATURE PAGE OF A MEMBER TO THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF REPUBLIC CORE LLC PURSUANT TO SECTION 9.1 THEREOF

The undersigned, desiring to (i) consummate the transfer of a Class B Membership Interest in Republic Core LLC, a Delaware company ("**Republic Core**"), and in connection therewith to enter into the Limited Liability Company Operating Agreement (the "**Agreement**") of Republic Core LLC, which Agreement is in or substantially in the form furnished to the undersigned, and (ii) be admitted as a Member of Republic Core, hereby agrees to all of the terms of the Agreement and agrees to be bound in all respects by the terms of the Agreement.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Agreement as of _______________ ____, 20[ ].

MEMBER:
Name, Address, Fax No. and Social Security No./EIN of Member:

Name:
Address:
Email:
Soc. Sec. No.:

____